
Medtronic


13003013

Delivering Solutions. Advancing Healthcare.

2013 ANNUAL REPORT

Innovating for life.

About Medtronic

Medtronic is the global leader in medical technology, offering an unprecedented breadth and depth of innovative products, therapies, and services to fulfill our Mission of alleviating pain, restoring health, and extending life. In the past year, more than 9 million people worldwide relied on our therapies, which treat many conditions including cardiac and vascular diseases, diabetes, and neurological and spinal conditions.

With a global reach that extends to more than 140 countries, we have a deep understanding of many universal healthcare challenges. We are using our experience, extensive partnerships, and the passion of more than 46,000 employees to help transform healthcare worldwide by improving outcomes, expanding access, and enhancing value.

Medtronic is headquartered in Minneapolis, Minnesota, U.S., and is publicly traded on the New York Stock Exchange under the ticker symbol MDT.

Our Mission

To contribute to human welfare by application of biomedical engineering to alleviate pain, restore health, and extend life.



Pictured on the front: Cheon Young-Mi and her daughter Jeong Hye-Joo in Jinju City, Korea. Cheon Young-Mi's cervical dystonia was treated with Medtronic Deep Brain Stimulation Therapy.**

Our Therapies

Chronic disease is the leading cause of mortality worldwide and a significant financial burden on society. Our products, therapies, and surgical technologies are used to treat many chronic conditions to help improve quality of life and advance healthcare.

Cardiac Rhythm

1 Atrial Fibrillation
2 Slow Heart Rates (Bradycardia)‡
3 Fast Heart Rates (Tachycardia)‡
4 Heart Failure‡
5 Asymptomatic, Irregular Heart Rates‡

Coronary

6 Coronary Artery Disease
7 Treatment-Resistant Hypertension*

Structural Heart

8 Heart Valve Disease
9 Congenital Heart Disease

Endovascular

10 Peripheral Vascular Disease
11 Aortic Aneurysms

Spinal and Orthopedic

12 Cervical Degenerative Disc Disease†
13 Scoliosis†
14 Degenerative Disc Disease†
15 Spinal Fracture†
16 Lumbar Spinal Stenosis†
17 Tibial Fractures†
18 Orthopedic Trauma†

Ear, Nose, and Throat

19 Sinus Diseases†
20 Thyroid Conditions
21 Otologic Disorders†
22 Sleep-Disordered Breathing
23 Pediatric Conditions†
24 Ménière's Disease

Neurological

25 Parkinson's Disease†
26 Essential Tremor†
27 Dystonia†**
28 Hydrocephalus†
29 Obsessive-Compulsive Disorder†**
30 Severe Spasticity associated with Multiple Sclerosis, Cerebral Palsy, Stroke, and Spinal Cord and Brain Injuries
31 Epilepsy†*
32 Brain Tumors and Other Lesions†
33 Chronic Pain
34 Subdural Hematomas
35 Cranial Trauma†

Urological/Urogynecological and Gastroenterological

36 Overactive Bladder and Urinary Retention
37 Nausea and Vomiting associated with Gastroparesis**
38 Fecal Incontinence

Diabetes

39 Diabetes
40 Inpatient Dysglycemia*

We also offer advanced energy electrosurgical instruments indicated for use in orthopedic, spinal, thoracic, reconstructive plastic, surgical oncology, ear, nose, and throat (ENT), and general surgery procedures.

* Not approved for commercial distribution in the U.S.

** The Medtronic therapy for this disorder is available in the U.S. through a Humanitarian Device Exemption. The effectiveness of the therapy for this disorder has not been demonstrated.

† In addition to devices that treat these conditions, we offer Image-Guided Navigation Surgical Systems to help surgeons.

‡ Remote Monitoring available with select cardiac devices for clinicians to follow patients and their implanted cardiac devices remotely, eliminating the need for some in-office visits.

2013 Highlights

Business Revenue Mix*



Cardiac and Vascular Group
Restorative Therapies Group
Cardiac Rhythm Disease Management
30%
19%
Spine
11%
Neuromodulation
Coronary
11%
9%
Diabetes
Structural Heart
7%
5%
9%
Surgical Technologies
Endovascular

Our diversified portfolio includes medical technologies that address many of the world's most pressing medical conditions.

*The data in this schedule has been intentionally rounded to the nearest whole percent, and therefore does not sum to 100%.

Geographic Revenue Mix



South Asia
Central and Eastern Europe
Middle East and Africa
Latin America
Greater China
2%
2%
4%
11%
Asia Pacific
U.S.
55%
24%
Western Europe and Canada

Sales in emerging markets grew from 10 percent of total sales in FY2012 to 11 percent in FY2013.

38%

Revenue From New Products

In FY2013, 38 percent of revenue came from products introduced in the past three years.

Every 3 seconds

A Person's Life is Improved by a Medtronic Product or Therapy

In FY2013, we helped improve the lives of more than 9 million people around the world.

36

Consecutive Years of Increasing Our Cash Dividend

Medtronic is a member of the S&P 500 Dividend Aristocrats Index and raised its cash dividend by 8% in June 2013.

Diluted Earnings Per Share
(in dollars)



$4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
'09
'10+
'11
'12
'13

Net Sales
(dollars in billions)



$18
15
12
9
6
3
0
'09
'10+
'11
'12
'13

*5-year CAGR** 3.9%*

Research and Development Expense
(dollars in billions)



$1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
'09
'10+
'11
'12
'13

*5-year CAGR** 4.3%*

Return to Shareholders
(dividends issued and shares repurchased, dollars in billions)



$2.5
2.0
1.5
1.0
.5
0
'09
'10+
'11
'12
'13

Impact of excluding special charges. See page 9 for reconciliation of non-GAAP financial measures.

As reported

5-year CAGR** of 16.3% for diluted earnings per share.

5-year CAGR** of 6.5% for diluted earnings per share, excluding special charges. See page 9 for reconciliation of non-GAAP financial measures.

**Compound Annual Growth Rate

+53-week year

Dear Shareholder,

As I complete my second year at Medtronic, I continue to be inspired by our Mission and I'm even more excited about the opportunities ahead of us. We are building a broad-based platform that can address the fundamental challenges in healthcare, enabling new standards of care for millions of people around the world. Every region in the world is challenged with continuously improving outcomes for better care, increasing access so more people get treated, and improving the efficiency of healthcare delivery. In developed markets, the primary focus is on better, higher quality care at reduced costs, while emerging markets are trying to bring vast populations to accepted standards of care in an affordable fashion.

To address these global opportunities, we are working to reinvent, redefine, and reposition our company as a healthcare solutions company, grounded in our key therapy areas and focused on three major imperatives – **New Therapies** to continually improve clinical outcomes, **Economic Value** to ensure cost efficiency across the continuum of care, and **Globalization** to increase access to quality healthcare for patients around the world. In Fiscal Year 2013 (FY13) we made progress toward all three of these imperatives.



Medtronic CEO Omar Ishrak pictured with Mary Warren, who received our Resolute Integrity drug-eluting stent to treat coronary artery disease.

Mary Warren lives by the Medtronic Mission. Literally. At the emergency room with what she thought were minor symptoms of a urinary tract infection, Mary almost didn't believe doctors who told her she was having a cardiac event. As a Medtronic employee, she knew that if she needed a device, she wanted it to come from Medtronic. Doctors implanted a Medtronic Resolute Integrity drug-eluting stent. After a quick recovery, Mary has made it her mission to encourage women never to ignore their heart attack symptoms.

New Therapies, Economic Value, and Globalization

Developing innovative, new therapies to improve clinical outcomes and driving them to standard of care will always be our central value proposition in the marketplace. New therapies remain our core strength, and our transformational efforts for growth will revolve around our products and therapies for patients and physicians. We brought several new therapies to market in FY13 that had a meaningful impact on patient care, including our Resolute Integrity drug-eluting stent for the treatment of coronary artery disease in Japan, which has a unique diabetes indication in the U.S. We also launched the Advisa MRI pacemaker for the treatment of abnormally slow heart rhythm in the U.S. and Japan; the RestoreSensor SureScan MRI spinal cord stimulation system for the treatment of chronic pain in Europe; and the CD Horizon Solera spinal implants and surgical instruments to treat a variety of spinal conditions in the U.S. and other global markets.



Len Reed, Cincinnati, Ohio

Len was able to undergo an MRI with our MR-conditional pacemaker

Medtronic Technology: Taking Patients' Future Needs Into Consideration

Each year, approximately 60 million magnetic resonance imaging (MRI) scans are performed worldwide[1] to diagnose conditions such as stroke, cancer, Alzheimer's disease, and muscle, bone and back pain – all of which are prevalent among older adults. Unlike CT scans, which use radiation to image hard materials in the body such as bones, MRIs use strong magnetic fields to create images of soft tissue structures inside the body.

Historically, however, concerns over the effects of these large magnetic fields and radio frequency (RF) energy on certain implantable electronic devices have limited patient access to MRI scans. This was a growing problem, as each year the number of MRI scans performed increases, as do the number of people with implanted cardiac devices.[2]

To address this need, Medtronic developed and now offers an impressive portfolio of pacemakers, implantable loop recorders, and neurostimulation devices that have been specifically designed for MRI compatibility. Medtronic's proprietary SureScan Technology addresses a significant medical need for MRI compatibility. Medtronic recently received CE mark approval in Europe for its spinal cord stimulation system designed for full-body eligible MRI. In addition, Medtronic has developed two generations of pacemakers utilizing the SureScan Technology, which have shown no known hazards in certain MR environments within specified conditions of use. These pacemakers are available in many parts of the world today.

1 Sutton R, Kanal E, Wilkoff BL, Bello D, et al. Safety of magnetic resonance imaging of patients with a new Medtronic EnRhythm MRI SureScan pacing system: clinical study design. *Trials* 2008; 9:68.

2 Zhan C, Baine WB, Sedrakyan, A, et al. Cardiac device implantation in the United States from 1997 through 2004: A population-based analysis. *J Gen Intern Med* 2008; 23(Suppl 1):13–19.

Moving forward, our pipeline remains strong. In Fiscal Year 2014 (FY14), we anticipate the launch of the RestoreSensor SureScan MRI spinal cord stimulation system in the U.S.; the MiniMed 530G and 640G insulin pumps and glucose monitoring systems for insulin-requiring diabetes in the U.S. and Europe, respectively; and the Endurant II AAA stent graft for the repair of abdominal aortic aneurysms in Japan. In Fiscal Year 2015, we anticipate our CoreValve transcatheter aortic valve system for the treatment of severe aortic stenosis and the Symplicity renal denervation system for treatment-resistant hypertension will be ready for U.S. launches.

As we create and bring new technologies and services to market, these offerings must optimize healthcare delivery and provide greater Economic Value, which is our second imperative.

Clinical value and improved outcomes will always be fundamental to our offerings. However, we must increasingly address the needs of new and broader buying influences and new value-based payment models – both of which require new levels and types of economic evidence and justifications for the adoption of new technologies and services. In general, our industry has been slow to adapt to this changing landscape, which I believe has led to increased pricing pressure and ultimately slower market growth.

In the past, physicians alone were the ones who made purchasing decisions; today, other stakeholders are influencing or making those decisions. The most striking example of this shift is in cardiology, where cardiac line administrators are working with physicians to optimize quality and cost. Our Cardiac and Vascular Group's strategy is to continuously enhance its technology and economic value-oriented service offerings, making our customer presence more integrated, responsive, and comprehensive.

Across all of our businesses, medical technology innovation must evolve to meet the needs of a broader set of stakeholders. Ultimately, we must strive to not only improve patients' lives, but also ensure that the overall healthcare system remains viable. Our strategy is shifting from one that was exclusively focused on the clinical value of our therapies, to one that comprehensively includes both clinical and economic value across our integrated products, services, and solutions. We believe this will enable us to be leaders in the changing global healthcare landscape.

We are already starting to incorporate economic value messaging into our latest product offerings. We are launching our next generation of cardiac resynchronization therapy (CRT) devices that contain a proprietary AdaptivCRT algorithm.

This improves response rates to the therapy, resulting in improved device longevity and a reduction in heart failure hospitalizations. In addition, hospitals are investing in our navigation, imaging, and power capital equipment for spine surgery, as they see clear value from improved surgical precision and more efficient procedures.

Our work in blood conservation is an early example of how we can take a specific product and wrap it with a service to realize even greater economic value. Blood management in hospitals represents a significant cost to the healthcare system, and is an area where technology combined with process improvement can lead to significant savings. By leveraging our cardiac surgery products and our Lean Sigma process expertise, we have been able to demonstrate to hospitals lower overall blood costs and improved operations, which has resulted in annual savings of hundreds of thousands of dollars per hospital.

Globalization is our third imperative, where we seek to develop tailored approaches and therapies to expand patient access, improve clinical outcomes, and reduce costs in healthcare systems around the world – at all levels of the economic pyramid.

Our revenue in international (non-U.S.) markets grew 7% on a constant currency basis (2% as reported) in FY13, with revenue in emerging markets growing 17% on a constant currency basis (14% as reported). In the fourth quarter of FY13, emerging markets represented 12% of revenue, and we expect these markets will play an increasingly important role in Medtronic's long-term growth.

We are pleased with this performance, but we believe we can further our growth rates over the long term. Our key strategies are aimed at tailoring our market development activities, customizing our offerings to meet local demands, creating and enhancing our relationships and partnerships with key local and regional stakeholders, and adapting our distribution models to deliver our products more efficiently.

Our primary, near-term focus is to capitalize on the enormous opportunity in the global premium segment, which we have identified as a $5 billion annual opportunity. We will continue to pursue this opportunity by driving penetration of our existing and new therapies, raising patient and physician awareness of our offerings, and supporting the development of infrastructure and training of physicians where necessary.


Aquamantys 6.0
Bipolar Sealer
PEAK PlasmaBlade
3.0S

Advanced Energy Products Deliver Strong Growth and Patient Benefits

In 2011, Medtronic acquired two surgical device companies – Salient Surgical Technologies and PEAK Surgical – that developed innovative products designed to improve patient outcomes and reduce hospital costs. These two companies were combined to form Advanced Energy, a new, high-growth area within the Surgical Technologies business.

Advanced Energy contains two main product lines, each offering unique clinical benefits and economic value for hospitals. The Aquamantys System uses Transcollation technology, a combination of RF energy and saline, to reduce blood loss during surgery. This technology has been shown to reduce blood transfusions.[1] Aquamantys products are used across a wide range of specialties, including spine surgery, orthopedic reconstruction, orthopedic trauma and surgical oncology.

The PEAK PlasmaBlade works similarly to a traditional surgical scalpel but uses pulsed plasma technology through an insulated device tip. The result is very precise cutting capability through any type of soft tissue. Using pulsed plasma allows the device to operate at lower temperatures than traditional electrosurgery, resulting in less thermal damage.[2] The PEAK PlasmaBlade is used regularly in breast reconstruction, pacemaker and ICD replacement, and ENT procedures. It has been shown to reduce operating room time by 12 percent.[3]

1 Marulanda GA, Ulrich SD, Seyler TM et al. Reductions in blood loss with a bipolar sealer in total hip arthroplasty. *Expert Rev Med Devices* 2008; 5(2):125-131.

2 Ruidiaz ME, Messmer D, Huang EJ et al. Comparative healing of human cutaneous surgical incisions created by the PEAK PlasmaBlade, conventional electrosurgery, and a standard scalpel. *Plas Reconstr Surg* 2011; 128(1):104-111.

3 Data on file. VR-00083.


KANGHUI

Advancing Globalization with Key Investments in China

Medtronic has a long history in China. In FY13, we provided lifesaving therapies to hundreds of thousands of Chinese people and advanced our local presence through three significant events: the acquisition of China Kanghui Holdings, a minority investment in LifeTech Scientific Corporation, and the opening of the Shanghai Innovation Center.

In November 2012, Medtronic completed the acquisition of Kanghui, advancing our globalization strategy with immediate entry into the value segment of orthopedic products. This significant investment brings with it an established value segment distribution network that goes beyond China, as well as local R&D and manufacturing operations.

In January 2013, Medtronic made a minority investment in LifeTech, a Chinese medical device company with a diverse portfolio of products for structural heart defects, peripheral and aortic vascular disease, and heart valve disease. With core competencies in materials research and manufacturing, and a demonstrated track record of important state research grant awards and tenders, the relationship with LifeTech provides an opportunity to accelerate Medtronic's access in China.

In addition to these investments, we established our own Shanghai Innovation Center. Overall, Medtronic now has more than 250 engineers in China, which will become the largest healthcare market in the world. These investments will drive Medtronic's ability to deliver low-cost products in the emerging value segment for patients in markets around the world.

In FY13, we also took meaningful steps to increase our presence and capabilities in the emerging value market segment, particularly in China. During the year, we purchased China Kanghui Holdings, a leading orthopedics manufacturer in the country; made a strategic investment in LifeTech Scientific Corporation, a structural heart products manufacturer; and opened our Shanghai Innovation Center. Combined, we now have more than 250 engineers in China focused on tailoring therapies for the local market and value segments worldwide.

We are far from finished in growing our international capabilities and footprint. We intend to make further investments, and we are rapidly strengthening our internal global knowledge, expertise, and competencies in market development.

Stable, Consistent Performance, and Shareholder Returns

While delivering on our key imperatives is critical to our long-term success, we must also execute in the near term and build a track record of reliable growth. Our FY13 performance was an important step in this direction. We maintained or grew our market share in almost all of our businesses while delivering improvement in each of our major financial performance metrics: revenue, non-GAAP diluted earnings per share, and free cash flow. We improved our revenue growth for the second consecutive year by delivering $16.6 billion in revenues or 5% growth on a constant currency basis* (3% as reported). This translated into non-GAAP diluted earnings per share* of $3.75, growth of 8% (GAAP diluted earnings per share of $3.37, a decline of 1%) or 300 basis points faster than revenue. We also generated $4.4 billion of free cash flow* ($4.9 billion cash flow from operations) in FY13, utilizing that cash to distribute more than $1 billion in dividends and repurchase more than $1.2 billion of our common stock. We remain committed to returning 50% of our free cash flow to our shareholders in the form of dividends and share repurchases.

These are impressive returns by any standard, and I am thankful to our more than 46,000 employees around the world who are accepting the challenges of change and disruption in our industry, meeting those challenges head on, and executing our plans.

We are encouraged and gratified by our results in FY13, but we also realize we must continue to produce consistent, dependable financial returns in our business and to our shareholders in a time of change. We accept that challenge, and intend to do just that.

* See page 9 for reconciliation of non-GAAP financial measures.

A Renewed Spirit

It is true that times of transformation come with uncertainty, but we see healthcare as full of tremendous opportunities. I am pleased our management team and employees are embracing the opportunity that lies ahead for Medtronic with a renewed spirit to transform our company.

The days ahead are promising. Our existing therapies – for both developed and emerging markets – are often underutilized and are full of growth potential. Our pipeline of new technologies is unique and compelling, and we continue to invest to extend our presence around the world. We are solidifying new partnerships and business models that will redefine our company and begin to position us as not only a "product" company, but a medical technology partner focused on delivering solutions and advancing healthcare.

As I reflect on our results for this report, I am pleased to announce that we have achieved an important milestone in our Mission: **Every 3 seconds,** someone, somewhere in the world benefits from a Medtronic product or therapy. Over the past 12 years, we have lowered this metric by 7 seconds, which impacts millions of additional lives, an enormous accomplishment.

"Our transformational journey will require us to innovate, organize, and compete differently, but our Mission remains the same – to alleviate pain, restore health, and extend life for patients around the world."

Omar Ishrak

I thank you for your continued ownership of our company and the trust you place in us. Our transformational journey will require us to innovate, organize, and compete differently, but our Mission remains the same – to alleviate pain, restore health, and extend life for patients around the world.



Omar Ishrak
Chairman and Chief Executive Officer

Cardiac and Vascular Group

The Cardiac and Vascular Group (CVG) consists of four businesses: Cardiac Rhythm Disease Management (CRDM), Coronary, Structural Heart, and Endovascular. The primary products sold include those for cardiac rhythm disorders and cardiovascular disease.

Highlights:

- CRDM launched Japan's first MR-conditional pacing system in October, Advisa MRI, which resulted in more than 11 points of share gain. Advisa MRI launched in the U.S. later in the fiscal year.
- Coronary launched the Resolute Integrity drug-eluting stent in Japan for the treatment of coronary artery disease, which followed an earlier launch in the U.S. that resulted in 20 points of market share gain.
- Endovascular completed enrollment in the IN.PACT Admiral drug-eluting balloon U.S. pivotal trial to evaluate the use of the product for the treatment of peripheral artery disease.
- Structural Heart completed enrollment in the U.S. pivotal trial for the CoreValve transcatheter aortic valve system in high-risk patients and began enrollment in the global SURTAVI trial evaluating CoreValve in intermediate-risk patients.

CVG FY2013 Revenue: $8.70 Billion



Cardiac Rhythm Disease Management
Defibrillation Systems $2,773
Pacing Systems $1,906
Atrial Fibrillation and Other $243
Coronary $1,773
Structural Heart $1,133
Endovascular $867

(in millions)







Endurant AAA Stent Graft System

Eugene Sandvig

Former Olympic speed skater Gene Sandvig stayed in shape by playing golf and chasing after his grandchildren. He considered himself healthy, but learned otherwise during an annual checkup: a screening for an abdominal aortic aneurysm (AAA) showed a weakness in the wall of Gene's aorta, not uncommon in men over 60. A vascular surgeon repaired Gene's AAA with the Endurant AAA stent graft system, creating a new pathway for blood flow through his main artery. He went home the next day and shortly thereafter resumed his active life as a golfer and grandfather.

Product Categories

- Ablation products
- Aortic stent graft systems
- Coronary angioplasty technologies
- CRDM device information management systems
- Electrophysiology catheters
- Implantable defibrillators
- Leads and delivery systems
- Open heart and coronary bypass grafting surgical products
- Pacemakers
- Peripheral angioplasty technologies
- Renal denervation for uncontrolled hypertension*
- Surgical heart valves
- Tissue ablation systems
- Transcatheter heart valves

*Not approved for commercial distribution in the United States.

Restorative Therapies Group

RTG FY2013 Revenue: $7.89 Billion



Core Spine $2,603
BMP $528
Spine
Neuromodulation $1,812
Diabetes $1,526
Surgical Technologies $1,426

(in millions)

The Restorative Therapies Group (RTG) consists of four businesses: Spine, Neuromodulation, Diabetes, and Surgical Technologies. The primary products sold include those for spinal conditions and musculoskeletal trauma, neurological disorders, urological and digestive disorders, diabetes, and ear, nose, and throat conditions.

Highlights:

- Spine strengthened its industry-leading position, gaining share through surgeon adoption of new technologies and procedures.
- Neuromodulation introduced SureScan MRI Technology in Europe, the first and only spinal cord stimulation system approved for full-body MRI scans.
- Diabetes delivered solid international growth driven by the MiniMed Paradigm Veo insulin pump and Enlite continuous glucose monitoring (CGM) sensor.
- Surgical Technologies celebrated milestones of 500 O-arm imaging systems and 4,000 StealthStation navigation systems installed globally.
- RTG accelerated its position in the global orthopedics market by acquiring China Kanghui Holdings in November.



Product Categories

Advanced energy surgical instruments

Balloon kyphoplasty systems

Bone graft and biologic products

Deep brain stimulation devices and leads

Devices for cranial trauma and tumors, critical care, and hydrocephalus

Drug delivery devices and catheters

External insulin pumps

Image-guided surgery and intra-operative imaging systems

Products to treat conditions of the ear, nose, and throat

Products to treat incontinence and gastroparesis

Spinal cord stimulation devices and leads

Spine motion preservation devices

Subcutaneous continuous glucose monitoring systems

Thoracolumbar and cervical spine fixation systems



BRYAN Cervical Disc





MICHELSON TECHNOLOGY AT WORK

Jenny Lind-Loughrey

Jenny Lind-Loughrey is an active mother and the assistant director of nurses (and operating room supervisor) at her local hospital. She loves to spend time camping and fishing with her family and attending her childrens' activities. But last year, she experienced tremendous pain in her left shoulder – pain that could not be managed with medication, traction, or physical therapy. Jenny couldn't sit for any length of time, which meant she could no longer enjoy camping with her family due to the car rides to the campground. As an alternative to spinal fusion surgery, Jenny's doctor decided to insert a BRYAN cervical disc into her intervertebral disc space, and now Jenny is pain-free and back to camping and fishing with her family.

Corporate Leadership

Board of Directors

Richard H. Anderson
Chief Executive Officer,
Delta Air Lines, Inc.
Director since 2002

Scott C. Donnelly
Chairman, President and CEO,
Textron, Inc.
Director since 2013

Victor J. Dzau, M.D.
Chancellor of Health Affairs,
Duke University
Director since 2008

Omar Ishrak
Chairman and Chief Executive Officer,
Medtronic, Inc.
Director since 2011

Shirley Ann Jackson, Ph.D.
President,
Rensselaer Polytechnic Institute
Director since 2002

Michael O. Leavitt
Founder and Chairman,
Leavitt Partners
Director since 2011

James T. Lenehan
Financial Consultant and
Retired Vice Chairman and President,
Johnson & Johnson
Director since 2007

Denise M. O'Leary
Private Venture Capital Investor
Director since 2000

Kendall J. Powell
Chairman and Chief Executive Officer,
General Mills, Inc.
Director since 2007

Robert C. Pozen
Former Chairman,
MFS Investment Management
Director since 2004

Preetha Reddy
Managing Director,
Apollo Hospitals Enterprise Limited
Director since 2012

Jack W. Schuler
Co-Founder,
Crabtree Partners
Director since 1990

Director Emeritus

Earl E. Bakken
Founder,
Director Emeritus since 1994

Audit Committee
Shirley Ann Jackson, Ph.D. (Chair)
Kendall J. Powell
Robert C. Pozen
Jack W. Schuler

Compensation Committee
Richard H. Anderson (Chair)
Scott C. Donnelly
Denise M. O'Leary
Kendall J. Powell
Jack W. Schuler

Finance Committee
Robert C. Pozen (Chair)
James T. Lenehan
Denise M. O'Leary
Preetha Reddy

Nominating and Corporate Governance Committee
Kendall J. Powell (Chair)
Richard H. Anderson
Victor J. Dzau, M.D.
Shirley Ann Jackson, Ph.D.
Michael O. Leavitt

Quality and Technology Committee
James T. Lenehan (Chair)
Scott C. Donnelly
Victor J. Dzau, M.D.
Michael O. Leavitt
Preetha Reddy
Jack W. Schuler

Medtronic Corporate Leadership

Omar Ishrak
Chairman and
Chief Executive Officer

Michael J. Coyle
Executive Vice President and Group President,
Cardiac and Vascular

Christopher J. O'Connell
Executive Vice President and Group President,
Restorative Therapies

Gary L. Ellis
Senior Vice President and
Chief Financial Officer

Michael Genau
Senior Vice President and President
United States

Richard E. Kuntz, M.D.
Senior Vice President and Chief Scientific,
Clinical and Regulatory Officer

Geoffrey S. Martha
Senior Vice President,
Strategy and Business Development

Stephen N. Oesterle, M.D.
Senior Vice President,
Medicine and Technology

Catherine M. Szyman
Senior Vice President,
Diabetes

Rob ten Hoedt
Senior Vice President and President,
EMEA and Canada

James T. Hogan
Vice President and President,
Latin America

Joon Hurh
Vice President and President,
Asia Pacific

Chris Lee
Vice President and President,
Greater China

Luann M. Pendy, Ph.D.
Vice President,
Global Quality

Thomas J. Schumacher
Vice President,
Chief Ethics and Compliance Officer

Milind Shah
Vice President,
South Asia

Takashi Shimada
Vice President and President,
Japan

Business Unit Presidents

Mark J. Fletcher
Surgical Technologies

Douglas J. King
Spine

John R. Liddicoat, M.D.
Structural Heart

James P. Mackin
Cardiac Rhythm Disease Management

Sean M. Salmon
Coronary and Renal Denervation

Tony B. Semedo
Endovascular Therapies

Thomas M. Tefft
Neuromodulation

Libo Yang
Kanghui

Reconciliation of Non-GAAP Financial Measures

The Shareholder Letter set forth in this Annual Report includes financial measures that are not prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Management believes that such non-GAAP financial measures provide useful information to investors regarding the underlying business trends and performance of the Company's ongoing operations. Investors should consider non-GAAP measures set forth in the Shareholder Letter to be in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP. In addition, such non-GAAP financial measures may not be the same as, or similar to, measures presented by other companies.

RECONCILIATION OF REVENUE GROWTH TO CONSTANT CURRENCY GROWTH

(Unaudited) (In millions)

	Fiscal year ended			Currency Impact on Growth		Constant Currency Growth
	April 26, 2013	April 27, 2012	Reported Growth	Dollar	Percentage	
Total consolidated Medtronic, Inc. revenue	$ 16,590	$ 16,184	3%	$ (328)	(2)%	5%
International (non-U.S.) market revenue	$ 7,531	$ 7,356	2%	$ (328)	(5)%	7%
Emerging market revenue[1]	$ 1,897	$ 1,666	14%	$ (46)	(3)%	17%

[1] Emerging market revenue includes revenues from Asia Pacific (except Australia, Japan, Korea, and New Zealand), Central and Eastern Europe, Greater China, Latin America, the Middle East and Africa, and South Asia.

RECONCILIATION OF OPERATING CASH FLOW TO FREE CASH FLOW

(Unaudited) (In millions)

	Fiscal year ended April 26, 2013
Net cash provided by operating activities	$ 4,883
Additions to property, plant, and equipment	(457)
Free cash flow	$ 4,426

RECONCILIATION OF CONSOLIDATED GAAP DILUTED EPS TO CONSOLIDATED NON-GAAP DILUTED EPS[2]

(Unaudited)

	Fiscal year ended			Fiscal year ended		
	April 26, 2013	April 27, 2012	Reported Growth	April 29, 2011	April 30, 2010	April 24, 2009
Diluted EPS, as reported	$ 3.37	$ 3.41	-1%	$ 2.86	$ 2.79	$ 1.84
Restructuring charges, net[a]	0.14	0.06		0.18	0.04	0.07
Certain litigation charges, net[b]	0.23	0.05		0.22	0.28	0.43
Certain acquisition-related items[c]	(0.05)	0.04		(0.01)	0.02	0.55
Physio-Control divestiture-related items[d]	–	(0.16)		–	–	–
Impact of authoritative convertible debt guidance on interest expense, net[e]	0.06	0.05		0.10	0.09	0.09
Executive separation costs[f]	–	–		0.01	–	–
Special charges[g]	–	–		–	–	0.06
Certain tax adjustments[h]	–	–		–	–	(0.12)
Non-GAAP diluted EPS	$ 3.75	$ 3.46 [3]	8%	$ 3.37 [3]	$ 3.22	$ 2.92

[2] Reconciliation is presented net of tax.
[3] The data in this schedule has been intentionally rounded to the nearest $0.01 and therefore does not sum.
[a] To exclude restructuring charges related to the restructuring initiatives in each respective fiscal year, including charges recorded in cost of products sold related to inventory write-offs of discontinued product lines and production-related asset impairments.
[b] To exclude charges classified as certain litigation charges, net on the consolidated statements of earnings.
[c] To exclude charges classified as certain acquisition-related items on the consolidated statements of earnings. The fiscal year 2012 charge excludes the impact of transaction costs related to the acquisition of Salient Surgical Technologies, Inc. (Salient) and PEAK Surgical, Inc. (PEAK) and a non-cash gain related to previously held investments in Salient and PEAK.
[d] To exclude the gain recognized on the sale of Physio-Control, partially offset by related transaction costs.
[e] To exclude the incremental non-cash interest expense resulting from a change in the authoritative guidance for convertible debt accounting effective January 1, 2009.
[f] To exclude costs associated with the transition and retirement of Chief Executive Officer, William Hawkins.
[g] To exclude the impact of a charitable donation made to the Medtronic Foundation.
[h] To exclude tax benefit associated with settlements reached in fiscal year 2009 with the U.S. Internal Revenue Service, numerous state taxing authorities, and assessments received from various foreign tax authorities.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.**
For the fiscal year ended April 26, 2013.

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.**
For the transition period from _________ to _________

Commission File No. 1-7707



Medtronic

Medtronic, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	**41-0793183**
(State of incorporation)	(I.R.S. Employer Identification No.)

710 Medtronic Parkway
Minneapolis, Minnesota 55432
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (763) 514-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common stock, par value $0.10 per share	**New York Stock Exchange, Inc.**

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of voting stock of Medtronic, Inc. held by nonaffiliates of the registrant as of October 26, 2012, based on the closing price of $41.60, as reported on the New York Stock Exchange: approximately $42.2 billion. Shares of Common Stock outstanding on June 19, 2013: 1,007,412,613

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Proxy Statement for its 2013 Annual Meeting are incorporated by reference into Part III hereto.

TABLE OF CONTENTS

Investor Information

Annual Meeting and Record Dates

Medtronic, Inc.'s (Medtronic or the Company, or we, us, or our) Annual Meeting of Shareholders will be held on Thursday, August 22, 2013 at 10:30 a.m., Central Daylight Time at the Company's Mounds View campus located at 8200 Coral Street N.E., Mounds View, MN. The record date for the Annual Meeting is July 1, 2013 and all shareholders of record at the close of business on that day will be entitled to vote at the Annual Meeting.

Medtronic Website

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act) are available through our website (www.medtronic.com under the "Investors" caption and "Financial Information - SEC Filings" subcaption) free of charge as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC).

Information relating to corporate governance at Medtronic, including our Principles of Corporate Governance, Code of Conduct (including our Code of Ethics for Senior Financial Officers), Code of Business Conduct and Ethics for Members of the Board of Directors and information concerning our executive officers, directors and Board committees (including committee charters) is available through our website at www.medtronic.com under the "Investors" caption and the "Corporate Governance" subcaption. Information relating to transactions in Medtronic securities by directors and officers is available through our website at www.medtronic.com under the "Investors" caption and the "Financial Information - SEC Filings" subcaption.

The information listed above may also be obtained upon request from the Medtronic Investor Relations Department, 710 Medtronic Parkway, Minneapolis (Fridley), MN 55432 USA.

We are not including the information on our website as a part of, or incorporating it by reference into, our Form 10-K.

Available Information

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC. The public can obtain any documents that the Company files with the SEC at http://www.sec.gov. The Company files annual reports, quarterly reports, proxy statements, and other documents with the SEC under the Exchange Act. The public may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Stock Transfer Agent and Registrar

Wells Fargo Shareowner Services℠ acts as transfer agent and registrar, dividend paying agent, and direct stock purchase plan agent for Medtronic and maintains all shareholder records for the Company. If you are a registered shareholder, you may access your account information online at www.shareowneronline.com. If you have questions regarding the Medtronic stock you own, stock transfers, address or name changes, direct deposit of dividends, lost dividend checks, lost stock certificates, or duplicate mailings, please contact Wells Fargo Shareowner Services℠ by writing or calling: Wells Fargo Shareowner Services℠, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120 USA, Telephone: 888-648-8154 or 651-450-4064, Fax: 651-450-4033, www.wellsfargo.com/shareownerservices.

Direct Stock Purchase Plan

Medtronic's transfer agent, Wells Fargo Shareowner Services℠, administers the direct stock purchase plan, which is called the Shareowner Service Plus Plan℠. Features of this plan include direct stock purchase and reinvestment of dividends to purchase whole or fractional shares of Medtronic stock. All registered shareholders and potential investors may participate.

To request information on the Shareowner Service Plus Plan℠, or to enroll in the plan, contact Wells Fargo Shareowner Services℠ at 888-648-8154 or 651-450-4064. You may also enroll via the Internet by visiting www.shareowneronline.com and selecting "Direct Purchase Plan."

PART I

Item 1. Business

Overview

Medtronic is the global leader in medical technology - alleviating pain, restoring health, and extending life for millions of people around the world. Medtronic was founded in 1949, incorporated as a Minnesota corporation in 1957, and today serves hospitals, physicians, clinicians, and patients in more than 140 countries worldwide. We remain committed to a mission written by our founder more than 50 years ago that directs us "to contribute to human welfare by the application of biomedical engineering in the research, design, manufacture, and sale of products to alleviate pain, restore health, and extend life."

We currently function in two operating segments that manufacture and sell device-based medical therapies. Our operating segments are as follows:

- **Cardiac and Vascular Group**
  - Cardiac Rhythm Disease Management (CRDM)
  - Coronary
  - Structural Heart
  - Endovascular
- **Restorative Therapies Group**
  - Spine
  - Neuromodulation
  - Diabetes
  - Surgical Technologies


Fiscal Year 2013
(dollars in millions)
Total Restorative Therapies Group $7,895
48%
52%
Total Cardiac and Vascular Group $8,695
Consolidated Net Sales $16,590

The chart above shows the net sales and percentage of total net sales contributed by each of our operating segments for the fiscal year ended April 26, 2013 (fiscal year 2013). For more information please see Note 19 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

The results of operations, assets, and liabilities of the Physio-Control business, which were previously presented as a component of the Cardiac and Vascular Group operating segment, are classified as discontinued operations. All information, including the chart above, in this "Item 1. Business" includes only results from continuing operations (excluding Physio-Control) for all periods presented, unless otherwise noted. For further information regarding discontinued operations, see Note 16 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

With innovation and market leadership, we have pioneered advances in medical technology in all of our businesses. Over the last five years, our net sales on a compounded annual growth basis have increased approximately 4 percent, from $14.256 billion in fiscal year 2009 to $16.590 billion in fiscal year 2013. Our commitment to enhance our offerings by developing and acquiring new products, wrap-around programs, and solutions to meet the needs of a broader set of stakeholders is driven by the following key imperatives:

- Creating new therapies and technologies
- Delivering clinical and economic value
- Accelerating globalization

Our primary customers include hospitals, clinics, third-party health care providers, distributors, and other institutions, including governmental health care programs and group purchasing organizations.

CARDIAC AND VASCULAR GROUP

Cardiac Rhythm Disease Management

CRDM develops, manufactures, and markets products for the diagnosis, treatment, and management of heart rhythm disorders and heart failure, including implantable devices, leads and delivery systems, products for the treatment of atrial fibrillation (AF), and information systems for the management of patients with CRDM devices.

The following are the principal products offered by our CRDM business:

Implantable Cardiac Pacemakers (Pacemakers). A pacemaker is a battery-powered device implanted in the chest that delivers electrical impulses to treat bradycardia, a condition of abnormally slow heart rhythms, usually less than 60 beats per minute, or unsteady heart rhythms that cause symptoms such as dizziness, fainting, fatigue, and shortness of breath. Our latest generation of pacemaker systems is compatible with certain magnetic resonance imaging (MRI) machines. These include Advisa and the Revo MRI SureScan models, which have received U.S. Food and Drug Administration (U.S. FDA) approval, and the Advisa and Ensura MRI SureScan models which have received Conformité Europèene (CE) Mark approval. We also continue to market the Adapta product family, which includes the Adapta, Versa, Sensia, and Relia models.

Implantable Cardioverter Defibrillators (ICDs). An ICD continually monitors the heart and delivers therapy when an abnormal heart rhythm, such as tachyarrhythmia, or rapid heart rhythm, occurs and leads to sudden cardiac arrest. Our latest generation of ICDs is the Evera portfolio which have increased battery longevity, advanced shock reduction technology, and a contoured shape with thin, smooth edges that better fits inside the body. The Evera system is paired with the reliable Sprint Quattro Secure lead, the only defibrillator lead with 10 years of proven performance with active monitoring. In addition to Evera, devices in the ICD family include the Protecta XT/Protecta with SmartShock technology, including the Lead Integrity Alert (LIA), an exclusive technology designed to improve the detection of lead fractures, and the Cardia and Egida models. We also continue to market the Secura and Maximo II devices.

Implantable Cardiac Resynchronization Therapy Devices (CRT-Ds and CRT-Ps). Implantable cardiac resynchronization therapy devices are combined with defibrillation (CRT-D) or are pacing-only (CRT-P). These devices treat heart failure patients by altering the abnormal electrical sequence of cardiac contractions by sending tiny electrical impulses to the lower chambers of the heart to help them beat in a more synchronized fashion. Our latest generation of CRT-Ds is the Viva/Brava family which features a new algorithm, called AdaptivCRT, which improves heart failure patients' response rate to CRT-D therapy, as compared to historical CRT trials, by preserving the patients' normal heart rhythms and continuously adapting to individual patient needs. Other features of the Viva/Brava portfolio include Ensure CRT, which works to maximize CRT treatment, even during atrial fibrillation, SmartShock technology, increased battery longevity, and OptiVol 2.0 fluid status monitoring. We also recently received CE Mark approval for our Attain Performa quadripolar leads. Paired with our Viva/Brava Quad CRT-Ds, Attain Performa left-heart leads provide additional options for physicians as they navigate different patient anatomies, optimizing therapy based on the individual needs of heart failure patients. Our CRT-D devices also include the Protecta XT/Protecta with SmartShock technology. Our latest CRT-P devices are the Consulta and Syncra.

AF Products. AF is a condition in which the atrium quivers instead of pumping blood effectively. Our portfolio of AF products includes the Arctic Front Cardiac Cryoballoon System designed for pulmonary vein isolation in the treatment of patients with drug refractory paroxysmal AF. Additionally, we have a CE Mark approved Phased RF System, which includes a portfolio of anatomically-shaped ablation catheters that use duty cycled, phased radio frequency energy for the treatment of symptomatic paroxysmal persistent and long-standing persistent AF. We continue to work with the U.S. FDA towards bringing these products to the U.S. We also offer the Reveal XT Insertable Cardiac Monitor, which is designed to identify and quantify episodes of AF.

Diagnostics and Monitoring Devices. The Reveal DX and Reveal XT Insertable Cardiac Monitors are small, memory-stick sized devices that are placed under the skin and can continuously monitor the heart. The devices are used to record the heart's electrical activity before, during, and after transient symptoms such as syncope (i.e., fainting) and palpitations to help provide a diagnosis. The latest generation product, Reveal XT, adds the capability to detect AF and provides long-term trending information to help inform the ongoing management of AF.

Patient Management Tools. We have a number of patient management tools, such as Patient Home Monitors, CareLink Express, Paceart, and CardioSight Service. CareLink Express is the latest advancement in the care of Medtronic cardiac device patients, enabling transmission of data from their pacemaker, ICD, CRT-D, or Insertable Cardiac Monitors using a portable monitor that is connected to a standard telephone line. Paceart organizes and archives data for cardiac devices from major device manufacturers, serving as the central hub for patients' device data. CardioSight Service is an in-clinic data access tool available to physicians

treating heart failure patients who have one of several types of Medtronic CRT-Ds or ICDs. Patient Home Monitors transfer data from pacemakers, ICDs, and CRT-Ds from patients' homes to a web-based system that their health care provider can view.

The charts below set forth net sales of our CRDM products as a percentage of our total net sales for each of the last three fiscal years:



Fiscal Year 2013
(dollars in millions)
CRDM
$4,922
30%
70%
All Other
$11,668
Fiscal Year 2012
(dollars in millions)
CRDM
$5,007
31%
69%
All Other
$11,177
Fiscal Year 2011
(dollars in millions)
CRDM
$5,010
32%
68%
All Other
$10,498

Customers and Competitors

The primary medical specialists who use our CRDM products include electrophysiologists, implanting cardiologists, heart failure specialists, and cardiovascular surgeons. Our primary competitors in the CRDM business are St. Jude Medical, Inc. (St. Jude), Boston Scientific Corporation (Boston Scientific), Biotronik, Inc., and Sorin Group (Sorin).

Coronary

Coronary includes therapies to treat coronary artery disease (CAD) and hypertension. The products contained within this business include coronary stents and related delivery systems, including a broad line of balloon angioplasty catheters, guide catheters, guidewires, diagnostic catheters, and accessories.

The following are the principal products offered by our Coronary business:

Percutaneous Coronary Intervention (PCI). PCI encompasses a variety of procedures used to treat patients with CAD. CAD is commonly treated with balloon angioplasty, which is performed to open narrowed heart vessels by inserting a balloon catheter into the vessel and advancing it to the site of the blockage where it is inflated to widen the obstructed vessel. Balloon angioplasty can be followed up with a coronary stent, a support device which works as scaffolding to keep the vessel open following the intervention. Our PCI stent products include our Resolute Integrity, Resolute, and Endeavor drug-eluting stent systems as well as our Integrity, Driver, and Micro-Driver bare metal stent systems.

Renal Denervation. The Symplicity Catheter System is designed to treat chronic uncontrolled hypertension by delivering radio frequency energy through the renal artery walls to denervate the renal nerves, or ablate the nerves lining the renal arteries. This technology has received CE Mark approval and is available in select markets. The Company is currently conducting a U.S. IDE study (HTN-3) for U.S. approval and the HTN-Japan study for local approval as well.

The charts below set forth net sales of our Coronary products as a percentage of our total net sales for each of the last three fiscal years:



Fiscal Year 2013
(dollars in millions)
Coronary
$1,773
11%
89%
All Other
$14,817
Fiscal Year 2012
(dollars in millions)
Coronary
$1,598
10%
90%
All Other
$14,586
Fiscal Year 2011
(dollars in millions)
Coronary
$1,466
9%
91%
All Other
$14,042

Customers and Competitors

The primary medical specialists who use our Coronary products are interventional cardiologists. Our primary competitors in the Coronary business are Abbott Laboratories (Abbott) and Boston Scientific.

Structural Heart

The Structural Heart business offers a comprehensive line of products and therapies to treat a variety of heart valve disorders. Our products include products for the repair and replacement of heart valves, perfusion systems, positioning and stabilization systems for beating heart revascularization surgery, and surgical ablation products.

The following are the principal products offered by our Structural Heart business:

Transcatheter Heart Valves. Transcatheter Heart Valve (TCV) technology represents a less invasive means to treat heart valve disease and is designed to allow physicians to deliver replacement valves via a catheter through the body's cardiovascular system, eliminating the need to open the chest. Our TCVs include the CoreValve transfemoral aortic valve and Engager transapical aortic valves as well as the Melody pulmonary valve. Melody has received CE Mark approval and U.S. FDA approval under a Humanitarian Device Exemption (HDE). CoreValve and Engager have both received CE Mark approval and CoreValve is currently being clinically evaluated for U.S. approval.

Heart Valves. We offer a complete line of surgical valve replacement and repair products for damaged or diseased heart valves. Our replacement products include both tissue and mechanical valves. Our replacement tissue valve product offerings include the Mosaic bioprosthetic stented, Freestyle stentless, Hancock II stented, Enable sutureless tissue (CE Mark countries), and 3f Biological tissue valves. Our mechanical valves include the Open Pivot valve. Our valve repair products include the Duran Flexible and CG Future Band, CG Composite Annuloplasty Systems, Profile 3D Annuloplasty Ring, Simulus Ring portfolio, and Tri-Ad Annuloplasty Ring.

Arrested Heart Surgery. In conventional coronary artery bypass graft procedures and heart valve surgery, the patient's heart is temporarily stopped, or arrested. The patient is placed on a circulatory support system that temporarily functions as the patient's heart and lungs and provides blood flow to the body. We offer a complete line of blood-handling products that form this circulatory support system and maintain and monitor blood circulation and coagulation status, oxygen supply, and body temperature during arrested heart surgery. Recently, our Affinity Fusion oxygenation system received both CE Mark and U.S. FDA approval and is being launched globally. Affinity Fusion incorporates numerous innovations for patient safety and ease of use.

Beating Heart Surgery. To assist physicians performing beating heart surgery, we offer positioning and stabilization technologies. These technologies include our Starfish 2 and Urchin heart positioners, which are designed to work in concert with our family of Octopus tissue stabilizers.

Surgical Ablation. Our Cardioblate surgical ablation system, which includes the Cardioblate LP surgical ablation system, Cardioblate navigator tissue dissector, and Cardioblate Cryoflex system, allows cardiac surgeons to create ablation lines during cardiac surgery.

The charts below set forth net sales of our Structural Heart products as a percentage of our total net sales for each of the last three fiscal years:


Fiscal Year 2013
(dollars in millions)
Structural Heart
$1,133
7%
93%
All Other
$15,457
Fiscal Year 2012
(dollars in millions)
Structural Heart
$1,094
7%
93%
All Other
$15,090
Fiscal Year 2011
(dollars in millions)
Structural Heart
$977
6%
94%
All Other
$14,531

Customers and Competitors

The primary medical specialists who use our Structural Heart products are cardiac surgeons and interventional cardiologists. Our primary competitors in the Structural Heart business are Edwards Lifesciences Corporation, St. Jude, Sorin, Maquet Medical Systems, which is part of the publicly-listed Swedish group of companies GETINGE AB, and Terumo Medical Corporation.

Endovascular

The Endovascular business is comprised of a comprehensive line of products and therapies to treat aortic disease (such as aneurysms, dissections, and transections) as well as peripheral vascular disease (PVD). Our products include endovascular stent graft systems, peripheral stent and angioplasty systems, and carotid embolic protection systems for the treatment of vascular disease outside the heart.

The following are the principal products offered by our Endovascular business:

Endovascular Stent Grafts. An endovascular stent graft is a minimally invasive device to treat aortic disease such as an aortic aneurysm, which is a weakened and bulging area in the aorta, the major blood vessel that feeds blood to the body. Our products are designed to treat aortic aneurysms in either the abdomen (AAA) or thoracic (TAA) regions of the aorta. Our product line includes a range of endovascular stent grafts and accessories including the market-leading Endurant II abdominal stent graft systems, and the Valiant Captivia thoracic stent graft systems.

Peripheral Vascular Intervention (PVI). PVI encompasses a variety of procedures to treat patients with PVD, a narrowing or blockage of vessels outside the heart which impedes blood supply to the brain, kidneys, legs, and other vital organs. Similar to CAD, PVD is commonly treated with balloon angioplasty which can be followed up with a peripheral stent. Our primary PVI products include percutaneous angioplasty balloons including the In Pact family of drug-eluting balloons, as well as stents such as the Complete SE Vascular Stent and the Assurant Cobalt Iliac Stent.

The charts below set forth net sales of our Endovascular products as a percentage of our total net sales for each of the last three fiscal years:


Fiscal Year 2013
(dollars in millions)
Endovascular
$867
95%
All Other
$15,723
Fiscal Year 2012
(dollars in millions)
Endovascular
$783
95%
All Other
$15,401
Fiscal Year 2011
(dollars in millions)
Endovascular
$666
96%
All Other
$14,842

Customers and Competitors

The primary medical specialists who use our Endovascular products include interventional radiologists, vascular surgeons, cardiac surgeons, and interventional cardiologists. Our primary competitors in the Endovascular business are Cook, Inc., W. L. Gore & Associates, Inc., Endologix, Inc., Abbott, Boston Scientific, C.R. Bard, Inc., and Johnson & Johnson, Inc. (Johnson & Johnson).

RESTORATIVE THERAPIES GROUP

Spine

Our Spine business develops, manufactures, and markets a comprehensive line of medical devices and implants used in the treatment of the spine and musculoskeletal system. Our products and therapies treat a variety of conditions affecting the spine, including degenerative disc disease, spinal deformity, spinal tumors, fractures of the spine, and stenosis. Our Spine business also provides biologic solutions for the dental and orthopedic markets.

We offer some of the industry's broadest lines of devices, including a wide range of sophisticated internal spinal stabilization devices, instruments, and biomaterials used in the treatment of spinal conditions. Our Spine products are used in spinal fusion of both the thoracolumbar region, referring to the mid to lower vertebrae, as well as of the cervical region, or upper spine and neck vertebrae. Products used to treat spinal conditions include rods, pedicle screws, hooks, plates, balloons, cement and interbody

devices, as well as biologics products, primarily bone growth substitutes including bone graft extenders and structural allografts such as dowels and wedges. In concert with our Surgical Technologies business, we offer unique and highly differentiated navigation, neuromonitoring, and power technologies designed for spine procedures.

The following are the principal products offered by our Spine business:

Thoracolumbar Products. Products used to treat conditions in this region of the spine include the CD HORIZON SOLERA and LEGACY Systems, the TSRH 3Dx System, and the T2 Altitude System. In addition, Medtronic offers a number of products that facilitate less invasive thoracolumbar surgeries, including the CD HORIZON SOLERA SEXTANT and LONGITUDE Percutaneous Fixation Systems, the Direct Lateral Access System and corresponding CLYDESDALE Interbody Implant, Xpander II Balloon Kyphoplasty product for vertebral compression fractures, and the METRx System. Other products include AMT interbody implants, Powerease powered surgical instruments, and the NIM-ECLIPSE Spinal System.

Cervical Products. Products used to treat conditions in this region of the spine include the ATLANTIS VISION ELITE Anterior Cervical Plate System, the VERTEX SELECT Reconstruction System, and the PRESTIGE and BRYAN Cervical Artificial Discs.

Kanghui. China Kanghui Holdings (Kanghui), which was acquired on November 1, 2012, has a broad portfolio of trauma and spine products focused on the growing value segment in China and other emerging markets, and is beginning to expand into large-joint reconstruction.

Biologics Products. Products in our Biologics platform include INFUSE Bone Graft (InductOs in the European Union (EU)), which contains a recombinant human bone morphogenetic protein, rhBMP-2, for certain spinal, trauma, and oral maxillofacial applications, Demineralized Bone Matrix (DBM) products, including MagniFuse, Grafton/Grafton Plus, and PROGENIX, and the MASTERGRAFT family of synthetic bone graft products – Matrix, Putty, and Granules.

The charts below set forth net sales of our Spine products as a percentage of our total net sales for each of the last three fiscal years:


Fiscal Year 2013
(dollars in millions)
Spine
$3,131
19%
81%
All Other
$13,459
Fiscal Year 2012
(dollars in millions)
Spine
$3,267
20%
80%
All Other
$12,917
Fiscal Year 2011
(dollars in millions)
Spine
$3,414
22%
78%
All Other
$12,094

Customers and Competitors

The primary medical specialists who use our Spine products are spinal surgeons, orthopedic surgeons, neurosurgeons, and interventional radiologists. Competitors in this business include DePuySynthes, a Johnson & Johnson Company, Stryker Corporation (Stryker), NuVasive, Inc., Globus Medical, Inc., Zimmer Holdings, Inc. (Zimmer), Alphatec Holdings, Inc., Orthofix International N.V., Biomet, Inc., and over 200 smaller competitors and physician-owned distributorships.

Neuromodulation

Our Neuromodulation business includes implantable neurostimulation and targeted drug delivery systems for the management of chronic pain, common movement disorders, spasticity, and urologic and gastrointestinal disorders.

The following are the principal products offered by our Neuromodulation business:

Neurostimulation Systems for Chronic Pain. Neurostimulation therapy for chronic pain uses an implanted medical device, similar to a cardiac pacemaker, to deliver mild electrical impulses to the spinal cord, which act to block pain signals from the brain. We have the largest portfolio of neurostimulation systems in the industry, including rechargeable and non-rechargeable devices and a large selection of leads used to treat chronic back and/or limb pain. Our portfolio of products includes pain neurostimulation systems with SureScan MRI Technology (not currently available in the U.S.), the RestoreSensor (rechargeable), with our proprietary AdaptiveStim technology, as well as the RestoreULTRA (rechargeable), RestoreADVANCED (rechargeable), and PrimeADVANCED (non-rechargeable) neurostimulation systems.

Implantable Drug Infusion Systems. The SynchroMed II Implantable Infusion System delivers small quantities of drug directly into the intrathecal space surrounding the spinal cord. These devices are used to treat chronic, intractable pain and severe spasticity associated with cerebral palsy, multiple sclerosis, spinal cord and traumatic brain injuries, and stroke.

Deep Brain Stimulation (DBS) Systems. DBS uses a surgically implanted medical device, similar to a cardiac pacemaker, to deliver mild electrical pulses to precisely targeted areas in the brain. DBS is currently approved in many countries around the world for the treatment of the disabling symptoms of essential tremor, advanced Parkinson's disease, refractory epilepsy (outside the U.S.), severe, treatment-resistant obsessive-compulsive disorder (approved under an HDE in the U.S.), and chronic, intractable primary dystonia (approved under an HDE in the U.S.). Our family of Activa Neurostimulators for DBS includes Activa SC (single-channel primary cell), Activa PC (dual channel primary cell), and Activa RC (dual channel rechargeable).

Gastroenterology & Urology Systems. Sacral neuromodulation uses a surgically implanted medical device, similar to a cardiac pacemaker, called InterStim to help control the symptoms of overactive bladder, (non-obstructive) urinary retention, and chronic fecal incontinence. The InterStim system consists of a thin wire lead and cardiac pacemaker-like device called a neurostimulator. After a successful trial stimulation period, the system is implanted under the skin in the upper buttock and delivers mild electrical pulses to stimulate the sacral nerves, which are involved in the control of bladder and bowel function. Enterra Therapy is the only gastric electrical stimulation therapy approved in the U.S. (under an HDE), Europe, and Canada for use in the treatment of intractable nausea and vomiting associated with gastroparesis. The system, which contains a small neurostimulator and two leads, stimulates the smooth muscles of the lower stomach.

The charts below set forth net sales of our Neuromodulation products as a percentage of our total net sales for each of the last three fiscal years:


Fiscal Year 2013
(dollars in millions)
Neuromodulation
$1,812
11%
89%
All Other
$14,778
Fiscal Year 2012
(dollars in millions)
Neuromodulation
$1,700
11%
89%
All Other
$14,484
Fiscal Year 2011
(dollars in millions)
Neuromodulation
$1,592
10%
90%
All Other
$13,916

Customers and Competitors

The primary medical specialists who use our pain management and movement disorder products are neurosurgeons, neurologists, pain management specialists, anesthesiologists, physiatrists, and orthopedic spine surgeons. Our primary competitors in this business are Boston Scientific and St. Jude.

The primary medical specialists who use our gastroenterology and urology products are urologists, urogynecologists, gastroenterologists, and colorectal surgeons. Our primary competitors in this business are Allergan, Inc. and Urologix, Inc.

Diabetes

Our Diabetes business develops, manufactures, and markets advanced, integrated diabetes management solutions that include insulin pump therapy, continuous glucose monitoring (CGM) systems, and therapy management software.

The following are the principal products offered by our Diabetes business:

Integrated Diabetes Management Solutions. We have the only integrated insulin pump and CGM system in the U.S. Outside the U.S., we offer our Paradigm Veo System, an integrated system that includes a Low Glucose Suspend feature that automatically suspends insulin delivery when glucose levels become too low. The MiniMed Paradigm Veo System is labeled for use with Enlite, our next-gen 6-day CGM sensor that is more accurate and more comfortable than our previous generation Sof-Sensor. In the U.S., we offer the MiniMed Paradigm Revel System, which incorporates new CGM features including predictive alerts that can give early warning to people with diabetes so they can take action to prevent dangerous high or low glucose events.

Professional CGM. In addition to Personal CGM (Enlite), we offer physicians a Professional CGM product called the iPro2/ iPro Professional CGM System. Physicians send patients home wearing the iPro2/iPro recorder to capture glucose data, which is

later uploaded in a physician's office to reveal glucose patterns and potential problems, including hyperglycemic and hypoglycemic episodes, which can lead to more informed treatment decisions.

CareLink Therapy Management Software. We offer web-based therapy management software solutions, including CareLink Personal software for patients and CareLink Pro software, to help patients and their health care providers control their diabetes.

The charts below set forth net sales of our Diabetes products as a percentage of our total net sales for each of the last three fiscal years:



Fiscal Year 2013
(dollars in millions)
Diabetes
$1,526
9%
91%
All Other
$15,064
Fiscal Year 2012
(dollars in millions)
Diabetes
$1,481
9%
91%
All Other
$14,703
Fiscal Year 2011
(dollars in millions)
Diabetes
$1,347
9%
91%
All Other
$14,161

Customers and Competitors

The primary medical specialists who use and/or prescribe our Diabetes products are endocrinologists, diabetologists, and internists. Our primary competitors in the Diabetes business are Johnson & Johnson, DexCom, Inc., Insulet Corporation, Roche Ltd, and Tandem Diabetes Care.

Surgical Technologies

Our Surgical Technologies business develops, manufactures, and markets products and therapies to treat diseases and conditions of the ear, nose, and throat (ENT) and certain neurological disorders. In addition, the business develops, manufactures, and markets image-guided surgery and intra-operative imaging systems that facilitate surgical planning during precision cranial, spinal, sinus, and orthopedic surgeries. Our Advanced Energy business includes products in the emerging field of advanced energy surgical incision technology, as well as the haemostatic sealing of soft tissue and bone.

The following are the principal products offered by our Surgical Technologies business:

ENT. The following products treat ENT diseases and conditions: NIM Nerve Monitoring Systems, Fusion ENT Navigation System, Hydrodebrider Endoscopic Sinus Irrigation System, Meniett Device for Meniere's Disease, Pillar Procedure for Snoring and Sleep Apnea, and Repose System for Obstructive Sleep Apnea.

Neurosurgery. The following products treat certain neurological disorders and conditions: Midas Rex Spine Shaver, the Midas Rex MR7 Pneumatic Platform, the Midas Rex Legend EHS High Speed Surgical Drill, the Strata Family of Adjustable Valves for the treatment of Hydrocephalus, Duet External Drainage & Monitoring System, the IPC System, and the Subdural Evacuating Port System. The following Navigation products are used in cranial, spinal, sinus, and orthopedic surgeries: the StealthStation S7 Navigation and i7 Integrated Navigation Systems, the O-arm 2D/3D Surgical Imaging System, and the Polestar Surgical MRI System.

Advanced Energy. Our PEAK Surgery System is a tissue dissection system that consists of the PEAK PlasmaBlade and PULSAR Generator and is cleared for use in a variety of settings, including ENT, plastic reconstructive and general surgery. Our Aquamantys System uses patented Transcollation technology to provide haemostatic sealing of soft tissue and bone and is cleared for use in a variety of surgical procedures, including orthopedic surgery, spine, solid organ resection and thoracic procedures.

The charts below set forth net sales of our Surgical Technologies products as a percentage of our total net sales for each of the last three fiscal years:



Fiscal Year 2013
(dollars in millions)
Surgical Technologies
$1,426
91%
All Other
$15,164
Fiscal Year 2012
(dollars in millions)
Surgical Technologies
$1,254
92%
All Other
$14,930
Fiscal Year 2011
(dollars in millions)
Surgical Technologies
$1,036
93%
All Other
$14,472

Customers and Competitors

The primary customers for our products relating to ENT diseases and conditions are ENT surgeons and the hospitals and clinics where they perform surgery. Competitors in this part of our Surgical Technologies business include Gyrus ACMI (a group company of Olympus Corporation), Stryker, and Johnson & Johnson.

The primary customers for our neurosurgical products are neurosurgeons, spinal surgeons, and the hospitals and clinics where they perform surgery. Competitors include Johnson & Johnson, Stryker, Zimmer, and Integra LifeSciences Holdings Corporation. The primary customers for our image-guided surgery and intra-operative imaging systems are hospitals and clinics. Competitors include BrainLAB, Inc., Stryker, GE Healthcare, Siemens Medical Solutions USA, Inc., and Philips Medical Systems.

The primary customers for our advanced energy products are orthopedic surgeons, spinal surgeons, neurosurgeons, and the hospitals and clinics where they perform surgery. Competitors include Covidien Plc, Johnson & Johnson, and ArthroCare Corporation.

Research and Development

The markets in which we participate are subject to rapid technological advances. Constant improvement of products and introduction of new products is necessary to maintain market leadership. Our research and development (R&D) efforts are directed toward maintaining or achieving technological leadership in each of the markets we serve in order to help ensure that patients using our devices and therapies receive the most advanced and effective treatment possible. We remain committed to developing technological enhancements and new indications for existing products, and less invasive and new technologies for new and emerging markets to address unmet patient needs. That commitment leads to our initiation and participation in many clinical trials each fiscal year as the demand for clinical and economic evidence remains high. Furthermore, we expect our development activities to help reduce patient care costs and the length of hospital stays in the future. We have not engaged in significant customer or government-sponsored research.

During fiscal years 2013, 2012, and 2011, we spent $1.557 billion (9.4 percent of net sales), $1.490 billion (9.2 percent of net sales), and $1.472 billion (9.5 percent of net sales) on R&D, respectively. Our R&D activities include improving existing products and therapies, expanding their indications and applications for use, and developing new products. During fiscal year 2013, we have focused on optimizing innovation, including improving our R&D productivity. We have made efforts to reallocate resources into driving growth in emerging markets and in evidence generation for our growth platforms, and are assessing our R&D programs based on their ability to deliver economic value to the customer.

Acquisitions and Investments

Our strategy to provide a broad range of therapies to restore patients to fuller, healthier lives requires a wide variety of technologies, products, and capabilities. The rapid pace of technological development in the medical industry and the specialized expertise required in different areas of medicine make it difficult for one company alone to develop a broad portfolio of technological solutions. In addition to internally generated growth through our R&D efforts, historically we have relied, and expect to continue to rely, upon acquisitions, investments, and alliances to provide access to new technologies both in areas served by our existing businesses as well as in new areas and markets.

We expect to make future investments or acquisitions where we believe that we can stimulate the development of, or acquire new technologies and products to further, our strategic objectives, and strengthen our existing businesses. Mergers and acquisitions of medical technology companies are inherently risky and no assurance can be given that any of our previous or future acquisitions

will be successful or will not materially adversely affect our consolidated results of operations, financial condition, and/or cash flows.

Fiscal Year 2013

On November 1, 2012, we acquired Kanghui. Kanghui is a Chinese manufacturer and distributor of orthopedic products in trauma, spine, and joint reconstruction. Total consideration for the transaction was approximately $816 million. The total value of the transaction, net of Kanghui's cash, was approximately $797 million.

Fiscal Year 2012

On August 31, 2011, we acquired Salient Surgical Technologies, Inc. (Salient). Salient develops and markets devices for haemostatic sealing of soft tissue and bone incorporating advanced energy technology. Salient's devices are used in a variety of surgical procedures including orthopedic surgery, spine, open abdominal, and thoracic procedures. Total consideration for the transaction was approximately $497 million. We had previously invested in Salient and held an 8.9 percent ownership position in the company. In connection with the acquisition of Salient, we recognized a gain on our previously-held investment of $32 million, which was recorded within *acquisition-related items* in the consolidated statements of earnings in the second quarter of fiscal year 2012. Net of this ownership position, the transaction value was approximately $452 million.

On August 31, 2011, we acquired PEAK Surgical, Inc. (PEAK). PEAK develops and markets tissue dissection devices incorporating advanced energy technology. Total consideration for the transaction was approximately $113 million. We had previously invested in PEAK and held an 18.9 percent ownership position in the company. In connection with the acquisition of PEAK, we recognized a gain on our previously-held investment of $6 million, which was recorded within *acquisition-related items* in the consolidated statements of earnings in the second quarter of fiscal year 2012. Net of this ownership position, the transaction value was approximately $96 million.

Fiscal Year 2011

On January 13, 2011, we acquired privately-held Ardian, Inc. (Ardian). We had previously invested in Ardian and held an 11.3 percent ownership position. Ardian develops catheter-based therapies to treat uncontrolled hypertension and related conditions. Total consideration for the transaction was $1.020 billion which includes the estimated fair value of revenue-based contingent consideration of $212 million. The terms of the transaction included an upfront cash payment of $717 million, excluding our pro-rata share in Ardian, plus potential future commercial milestone payments equal to the annual revenue growth beginning in fiscal year 2012 through the end of our fiscal year 2015. We recognized a gain of $85 million on our previously-held investment, which was recorded within *acquisition-related items* in the consolidated statements of earnings in the third quarter of fiscal year 2011.

On November 16, 2010, we acquired Osteotech, Inc. (Osteotech). Osteotech develops innovative biologic products for regenerative medicine. Under the terms of the agreement, we paid shareholders $6.50 per share in cash for each share of Osteotech common stock that they owned. Total consideration for the transaction was approximately $123 million.

On August 12, 2010, we acquired ATS Medical, Inc. (ATS Medical). ATS Medical is a leading developer, manufacturer, and marketer of products and services focused on cardiac surgery, including heart valves and surgical cryoablation technology. Under the terms of the agreement, ATS Medical shareholders received $4.00 per share in cash for each share of ATS Medical common stock that they owned. Total consideration for the transaction was approximately $394 million which included the assumption of existing ATS Medical debt and acquired contingent consideration.

On June 2, 2010, we acquired substantially all of the assets of Axon Systems, Inc. (Axon), a privately-held company. Prior to the acquisition, we distributed a large portion of Axon's products. This acquisition has helped us bring to market the next generation of surgeon-directed and professionally supported spinal and cranial neuromonitoring technologies, thereby expanding the availability of these technologies. Total consideration for the transaction, net of cash acquired, was $62 million, which included the settlement of existing Axon debt.

Patents and Licenses

We rely on a combination of patents, trademarks, copyrights, trade secrets, and non-disclosure and non-competition agreements to establish and protect our proprietary technology. We have filed and obtained numerous patents in the U.S. and abroad, and regularly file patent applications worldwide in our continuing effort to establish and protect our proprietary technology. U.S. patents typically have a 20-year term from the application date while patent protection outside the U.S. varies from country to country. In addition, we have entered into exclusive and non-exclusive licenses relating to a wide array of third-party technologies. We have also obtained certain trademarks and tradenames for our products to distinguish our genuine products from our competitors' products, and we maintain certain details about our processes, products, and strategies as trade secrets. Our efforts to protect our intellectual property and avoid disputes over proprietary rights have included ongoing review of third-party patents and patent

applications. For additional information see "Item 1A. Risk Factors" and Note 17 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

Markets and Distribution Methods

We sell most of our medical devices through direct sales representatives in the U.S. and a combination of direct sales representatives and independent distributors in markets outside the U.S. The three largest markets for our medical devices are the U.S., Western Europe, and Japan. Emerging markets are an area of increasing focus and opportunity as we believe they remain underpenetrated.

Our marketing and sales strategy is focused on rapid, cost-effective delivery of high-quality products to a diverse group of customers worldwide - including physicians, hospitals, other medical institutions, and group purchasing organizations. To achieve this objective, we organize our marketing and sales teams around physician specialties. This focus enables us to develop highly knowledgeable and dedicated sales representatives who are able to foster strong relationships with physicians and other customers and enhance our ability to cross-sell complementary products. We believe that we maintain excellent working relationships with physicians and others in the medical industry that enable us to gain a detailed understanding of therapeutic and diagnostic developments, trends, and emerging opportunities and respond quickly to the changing needs of physicians and patients. We attempt to enhance our presence in the medical community through active participation in medical meetings and by conducting comprehensive training and educational activities. We believe that these activities contribute to physician expertise.

In keeping with the increased emphasis on cost-effectiveness in health care delivery, the current trend among hospitals and other customers of medical device manufacturers is to consolidate into larger purchasing groups to enhance purchasing power. As a result, transactions with customers have become increasingly significant and more complex. This enhanced purchasing power may also lead to pressure on pricing and increased use of preferred vendors. Our customer base continues to evolve to reflect such economic changes across the geographic markets we serve. We are not dependent on any single customer for more than 10 percent of our total net sales.

Competition and Industry

We compete in both the therapeutic and diagnostic medical markets in more than 140 countries throughout the world. These markets are characterized by rapid change resulting from technological advances and scientific discoveries. In the product lines in which we compete, we face a mixture of competitors ranging from large manufacturers with multiple business lines to small manufacturers that offer a limited selection of products. In addition, we face competition from providers of alternative medical therapies such as pharmaceutical companies.

Major shifts in industry market share have occurred in connection with product problems, physician advisories, safety alerts, and publications about our products; reflecting the importance of product quality, product efficacy, and quality systems in the medical device industry. In addition, in the current environment of managed care, economically motivated customers, consolidation among health care providers, increased competition, and declining reimbursement rates, we have been increasingly required to compete on the basis of price. In order to continue to compete effectively, we must continue to create or acquire advanced technology, incorporate this technology into proprietary products, obtain regulatory approvals in a timely manner, maintain high-quality manufacturing processes, and successfully market these products.

Worldwide Operations

For financial reporting purposes, net sales and property, plant, and equipment attributable to significant geographic areas are presented in Note 19 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.



Fiscal Year 2013
(dollars in millions)
Outside the U.S.
$7,531
45%
55%
United States
$9,059
Consolidated Net Sales $16,590
Fiscal Year 2012
(dollars in millions)
Outside the U.S.
$7,356
45%
55%
United States
$8,828
Consolidated Net Sales $16,184
Fiscal Year 2011
(dollars in millions)
Outside the U.S.
$6,636
43%
57%
United States
$8,872
Consolidated Net Sales $15,508

Impact of Business Outside of the U.S.

Our operations in countries outside the U.S. are accompanied by certain financial and other risks. Relationships with customers and effective terms of sale vary by country, often with longer-term receivables than are typical in the U.S. Foreign currency exchange rate fluctuations can affect revenues, net of expenses, and cash flows from operations outside the U.S. We use operational and economic hedges, as well as currency exchange rate derivative contracts to manage the impact of currency exchange rate changes on earnings and cash flows. See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" and Note 9 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K. In addition, the repatriation of certain earnings of subsidiaries outside the U.S. may result in substantial U.S. tax cost.

Production and Availability of Raw Materials

We manufacture most of our products at 43 manufacturing facilities located in various countries throughout the world. The largest of these manufacturing facilities are located in Arizona, California, Colorado, Connecticut, Florida, Indiana, Massachusetts, Minnesota, New Jersey, Texas, Puerto Rico, Canada, France, Ireland, Italy, Mexico, The Netherlands, The People's Republic of China, Singapore, and Switzerland. We purchase many of the components and raw materials used in manufacturing these products from numerous suppliers in various countries. For reasons of quality assurance, sole source availability, or cost effectiveness, certain components and raw materials are available only from a sole supplier. We work closely with our suppliers to help ensure continuity of supply while maintaining high quality and reliability. Due to the U.S. FDA's requirements regarding manufacturing of our products, we may not be able to quickly establish additional or replacement sources for certain components or materials. Generally, we have been able to obtain adequate supplies of such raw materials and components. However, a sudden or unexpected reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect our operations. Moreover, pursuant to the conflict minerals requirements promulgated by the SEC as a part of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), we are required to report on the source of any conflict minerals used in our products, as well as the process we use to determine the source of such minerals. These new requirements have required, and will continue to require, due diligence efforts for the 2013 calendar year, with annual disclosure beginning in May 2014. We will incur expenses as we work with our suppliers to evaluate the source of any conflict minerals in our products, and compliance with these requirements could adversely affect the sourcing, supply, and pricing of our raw materials.

Working Capital Practices

Our goal is to carry sufficient levels of inventory to ensure adequate supply of raw materials from suppliers and meet the product delivery needs of our customers. We also provide payment terms to customers in the normal course of business, and rights to return product under warranty to meet the operational demands of our customers.

Employees

On April 26, 2013, we employed more than 46,000 employees (including full-time equivalent employees). Our employees are vital to our success. We believe we have been successful in attracting and retaining qualified personnel in a highly competitive labor market due to our competitive compensation and benefits, and our rewarding work environment.

Seasonality

Worldwide sales, including U.S. sales, do not reflect any significant degree of seasonality; however, the number of procedures is generally lower during summer months, due to summer vacation schedules in the northern hemisphere, particularly in European countries.

Government Regulation and Other Considerations

Our medical devices are subject to regulation by numerous government agencies, including the U.S. FDA and similar agencies outside the U.S. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of our medical devices.

Authorization to commercially distribute a new medical device in the U.S. is generally received in one of two ways. The first, known as pre-market notification or the 510(k) process, requires us to demonstrate that our new medical device is substantially equivalent to a legally marketed medical device. In this process, we must submit data that supports our equivalence claim. If human clinical data is required, it must be gathered in compliance with U.S. FDA investigational device exemption regulations. We must receive an order from the U.S. FDA finding substantial equivalence to another legally marketed medical device before we can commercially distribute the new medical device. Modifications to cleared medical devices can be made without using the 510(k) process if the changes do not significantly affect safety or effectiveness. A very small number of our devices are exempt from pre-market review.

The second, more rigorous process, known as pre-market approval (PMA), requires us to independently demonstrate that the new medical device is safe and effective. We do this by collecting data regarding design, materials, bench and animal testing, and human clinical data for the medical device. The U.S. FDA will authorize commercial distribution if it determines there is reasonable assurance that the medical device is safe and effective. This determination is based on the benefit outweighing the risk for the population intended to be treated with the device. This process is much more detailed, time-consuming, and expensive than the 510(k) process. A third, seldom used, process for approval exists for humanitarian use devices, intended for patient populations of less than 4,000 patients per year in the U.S. This exemption is similar to the PMA process; however, a full showing of product effectiveness from large clinical trials is not required. The threshold for approving these products is probable benefit and safety.

Both before and after a product is commercially released, we have ongoing responsibilities under U.S. FDA regulations. The U.S. FDA reviews design and manufacturing practices, labeling and record keeping, and manufacturers' required reports of adverse experiences and other information to identify potential problems with marketed medical devices. We are also subject to periodic inspection by the U.S. FDA for compliance with the U.S. FDA's quality system regulations, which govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging, and servicing of all finished medical devices intended for human use. In addition, the U.S. FDA and other U.S. regulatory bodies (including the Federal Trade Commission, the Office of the Inspector General of the Department of Health and Human Services, the Department of Justice (DOJ), and various state Attorneys General) monitor the manner in which we promote and advertise our products. Although surgeons are permitted to use their medical judgment to employ medical devices for indications other than those cleared or approved by the U.S. FDA, we are prohibited from promoting products for such "off-label" uses, and can only market our products for cleared or approved uses. If the U.S. FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the U.S. FDA could require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health, order a recall, repair, replacement, or refund of such devices, detain or seize adulterated or misbranded medical devices, or ban such medical devices. The U.S. FDA may also impose operating restrictions, enjoin and/or restrain certain conduct resulting in violations of applicable law pertaining to medical devices, including a hold on approving new devices until issues are resolved to its satisfaction, and assess civil or criminal penalties against our officers, employees, or us. The U.S. FDA may also recommend prosecution to the DOJ. Conduct giving rise to civil or criminal penalties may also form the basis for private civil litigation by third-party payers or other persons allegedly harmed by our conduct.

The U.S. FDA, in cooperation with U.S. Customs and Border Protection (CBP), administers controls over the import of medical devices into the U.S. The CBP imposes its own regulatory requirements on the import of our products, including inspection and possible sanctions for noncompliance. Medtronic is also subject to foreign trade controls administered by several U.S. government agencies, including the Bureau of Industry and Security within the Commerce Department and the Office of Foreign Assets Control within the Treasury Department.

The U.S. FDA also administers certain controls over the export of medical devices from the U.S. International sales of our medical devices that have not received U.S. FDA approval are subject to U.S. FDA export requirements. Many countries outside the U.S. to which we export medical devices also subject such medical devices to their own regulatory requirements. Frequently, we obtain regulatory approval for medical devices in countries outside the U.S. first because their regulatory approval is faster than that of the U.S. FDA. However, as a general matter, non-U.S. regulatory requirements are becoming increasingly common and more stringent.

In the EU, a single regulatory approval process exists, and conformity with the legal requirements is represented by the CE Mark. To obtain a CE Mark, defined products must meet minimum standards of performance, safety, and quality (i.e., the essential requirements), and then, according to their classification, comply with one or more of a selection of conformity assessment routes. A notified body assesses the quality management systems of the manufacturer and the product conformity to the essential and other requirements within the medical device directive. Medtronic is subject to inspection by notified bodies for compliance. The competent authorities of the EU countries, generally in the form of their ministries or departments of health, oversee the clinical research for medical devices and are responsible for market surveillance of products once they are placed on the market. We are required to report device failures and injuries potentially related to product use to these authorities in a timely manner. Various penalties exist for non-compliance with the laws transcribing the medical device directives.

To be sold in Japan, most medical devices must undergo thorough safety examinations and demonstrate medical efficacy before they are granted approval, or "shonin." The Japanese government, through the Ministry of Health, Labour, and Welfare (MHLW), regulates medical devices under the Pharmaceutical Affairs Law (PAL). Oversight for medical devices is conducted with participation by the Pharmaceutical and Medical Devices Agency (PMDA), a quasi-government organization performing many of the review functions for MHLW. Penalties for a company's noncompliance with PAL could be severe, including revocation or suspension of a company's business license and criminal sanctions. MHLW and PMDA also assess the quality management systems of the manufacturer and the product conformity to the requirements of the PAL. Medtronic is subject to inspection for compliance by these agencies.

The process of obtaining approval to distribute medical products is costly and time-consuming in virtually all of the major markets where we sell medical devices. We cannot assure that any new medical devices we develop will be approved in a timely or cost-effective manner or approved at all.

Federal and state laws protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by health care providers. In particular, in April 2003, the U.S. Department of Health and Human Services (HHS) published patient privacy rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and, in April 2005, published security rules for protected health information. The HIPAA privacy and security rules govern the use, disclosure, and security of protected health information by "Covered Entities," which are health care providers that submit electronic claims, health plans, and health care clearinghouses. In 2009, Congress passed the HITECH Act, which modified certain provisions of the HIPAA privacy and security rules for Covered Entities and their Business Associates (which is anyone that performs a service on behalf of a Covered Entity involving the use or disclosure of protected health information and is not a member of the Covered Entity's workforce). These included directing HHS to publish more specific security standards, and increasing breach notification requirements, as well as tightening certain aspects of the privacy rules. HHS published the final versions of these new rules in January 2013, and Covered Entities and Business Associates are expected to be in compliance by September 2013. In addition, the HITECH Act provided that Business Associates will now be subject to the same security requirements as Covered Entities, and that with regard to both the security and privacy rule, Business Associates will be subject to direct enforcement by HHS, including civil and criminal liability, just as Covered Entities are. In the past, HIPAA has generally affected us indirectly. Medtronic is generally not a Covered Entity, except for a few units such as our Diabetes business and our health insurance plans. Medtronic only operates as a Business Associate to Covered Entities in a limited number of instances. In those cases, the patient data that we receive and analyze may include protected health information. We are committed to maintaining the security and privacy of patients' health information and believe that we meet the expectations of the HIPAA rules. Some modifications to our systems and policies may be necessary, but the framework is already in place. However, the potential for enforcement action against us is now greater, as HHS can take action directly against Business Associates. Thus, while we believe we are and will be in substantial compliance with HIPAA standards, there is no guarantee that the government will not disagree. Enforcement actions can be costly and interrupt regular operations of our business. Nonetheless, these requirements affect a limited subset of our business. We believe the ongoing costs and impacts of assuring compliance with the HIPAA privacy and security rules are not material to our business. We are also impacted by the privacy requirements of countries outside the U.S. Privacy standards in Europe and Asia are becoming increasingly strict. Enforcement action and financial penalties related to privacy in the EU are growing, and new laws and restrictions are being passed. The management of cross border transfers of information among and outside of EU member countries is becoming more complex, which may complicate our clinical research activities, as well as product offerings that involve transmission or use of clinical data. We will continue our efforts to comply with those requirements and to adapt our business processes to the standards.

Government and private sector initiatives to limit the growth of health care costs, including price regulation, competitive pricing, bidding and tender mechanics, coverage and payment policies, comparative effectiveness of therapies, technology assessments, and managed-care arrangements, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical devices and therapies. Government programs, including Medicare and Medicaid, private health care insurance, and managed-care plans have attempted to control costs by limiting the amount of reimbursement they will pay for particular procedures or treatments, tying reimbursement to outcomes, and other mechanisms designed to constrain utilization and contain costs. Hospitals, which purchase implants, are also seeking to reduce costs through a variety of mechanisms, including, for example, gainsharing, where a hospital agrees with physicians to share any realized cost savings resulting from the physicians' collective change in practice patterns such as standardization of devices where medically appropriate. This has created an increasing level of price sensitivity among customers for our products. Some third-party payers must also approve coverage for new or innovative devices or therapies before they will reimburse health care providers who use the medical devices or therapies. Even though a new medical device may have been cleared for commercial distribution, we may find limited demand for the device until reimbursement approval has been obtained from governmental and private third-party payers. In addition, some private third-party payers require that certain procedures or that the use of certain products be authorized in advance as a condition of reimbursement. As a result of our manufacturing efficiencies and cost controls, we believe we are well-positioned to respond to changes resulting from the worldwide trend toward cost-containment; however, uncertainty remains as to the nature of any future legislation, making it difficult for us to predict the potential impact of cost-containment trends on future operating results.

The delivery of our devices is subject to regulation by HHS and comparable state and non-U.S. agencies responsible for reimbursement and regulation of health care items and services. U.S. laws and regulations are imposed primarily in connection with the Medicare and Medicaid programs, as well as the government's interest in regulating the quality and cost of health care. Foreign governments also impose regulations in connection with their health care reimbursement programs and the delivery of health care items and services.

Federal health care laws apply when we or customers submit claims for items or services that are reimbursed under Medicare, Medicaid, or other federally-funded health care programs. The principal federal laws include: (1) the False Claims Act which prohibits the submission of false or otherwise improper claims for payment to a federally-funded health care program; (2) the Anti-Kickback Statute which prohibits offers to pay or receive remuneration of any kind for the purpose of inducing or rewarding referrals of items or services reimbursable by a Federal health care program; (3) the Stark law which prohibits physicians from referring Medicare or Medicaid patients to a provider that bills these programs for the provision of certain designated health services if the physician (or a member of the physician's immediate family) has a financial relationship with that provider; and (4) health care fraud statutes that prohibit false statements and improper claims to any third-party payer. There are often similar state false claims, anti-kickback, and anti-self referral and insurance laws that apply to state-funded Medicaid and other health care programs and private third-party payers. In addition, the U.S. Foreign Corrupt Practices Act can be used to prosecute companies in the U.S. for arrangements with physicians, or other parties outside the U.S. if the physician or party is a government official of another country and the arrangement violates the law of that country.

The laws applicable to us are subject to change, and subject to evolving interpretations. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, Medtronic and its officers and employees could be subject to severe criminal and civil penalties including substantial fines and damages, and exclusion from participation as a supplier of product to beneficiaries covered by Medicare or Medicaid.

We operate in an industry characterized by extensive patent litigation. Patent litigation can result in significant damage awards and injunctions that could prevent the manufacture and sale of affected products or result in significant royalty payments in order to continue selling the products. At any given time, we are involved as both a plaintiff and a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. While it is not possible to predict the outcome of patent litigation incidents to our business, we believe the costs associated with this type of litigation could have a material adverse impact on our consolidated results of operations, financial position, or cash flows. For additional information, see "Item 1A. Risk Factors" and Note 17 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

We operate in an industry susceptible to significant product liability claims. These claims may be brought by individuals seeking relief on their own behalf or purporting to represent a class. In addition, product liability claims may be asserted against us in the future based on events we are not aware of at the present time.

We are also subject to various environmental laws and regulations both within and outside the U.S. Like other medical device companies, our operations involve the use of substances regulated under environmental laws, primarily those used in manufacturing and sterilization processes. To the best of our knowledge at this time, we do not expect that compliance with environmental protection laws will have a material impact on our consolidated results of operations, financial position, or cash flows.

We have elected to self-insure most of our insurable risks. We made this decision based on conditions in the insurance marketplace that have led to increasingly higher levels of self-insurance retentions, increasing numbers of coverage limitations, and dramatically higher insurance premium rates. We maintain a directors and officers insurance policy providing limited coverage and we continue to monitor the insurance marketplace to evaluate the value to us of obtaining insurance coverage for other categories of losses in the future. Based on historical loss trends, we believe that our self-insurance program accruals and our existing insurance coverage will be adequate to cover future losses. Historical trends, however, may not be indicative of future losses. The absence of third-party insurance coverage for other categories of losses increases our exposure to unanticipated claims and these losses could have a material adverse impact on our consolidated earnings, financial condition and/or cash flows.

Section 13(r) of the Securities Exchange Act of 1934, as amended

Under Section 13(r) of the Securities Exchange Act of 1934, as amended, the Company is required to include certain disclosures in its periodic reports if the Company or any of its affiliates knowingly engaged in certain specified activities during fiscal year 2013.

As of October 9, 2012, all of Medtronic's business dealings with Iran (including business conducted by non-U.S. affiliates) have been conducted pursuant to general or specific licenses issued by the U.S. Treasury Department's Office of Foreign Assets Controls (OFAC). Medtronic and its affiliates plan to continue their existing activities and operations with Iran in accordance with such general or specific licenses.

In October 2012, the U.S. sanctions against Iran were extended to entities owned or controlled by U.S. persons. Prior to such time, it was permissible under U.S. law for independent non-U.S. subsidiaries of U.S. companies to engage in sales to Iranian customers under certain limited circumstances without the need for OFAC authorization. In accordance with these requirements, and without the involvement of U.S. persons, certain of Medtronic's non-U.S. subsidiaries engaged in lawful sales to Iran during the first two quarters of fiscal year 2013 from its CRDM, Coronary, Structural Heart, Endovascular, Spine, Neuromodulation, Diabetes, and Surgical Technologies businesses. Other sales to or for Iranian customers during the first two quarters of fiscal year 2013 were

undertaken pursuant to specific licenses issued by OFAC. The Iranian sales were generally conducted through distributors, some of whose customers included public hospitals which may be owned or controlled directly or indirectly by the Iranian government. Certain of these sales were also made to a non-governmental entity which sells to the Iranian Ministry of Health. All activities by the Company and its non-U.S. subsidiaries with entities in Iran, including certain governmental entities, in the first two quarters of fiscal year 2013 resulted in approximately $25 million in gross revenue and approximately $16 million in net profits (excluding selling, general, and administrative expenses and allocations).

Executive Officers of Medtronic

Set forth below are the names and ages of current Section 16(b) executive officers of Medtronic, Inc., as well as information regarding their positions with Medtronic, their periods of service in these capacities, and their business experiences. There are no family relationships among any of the officers named, nor is there any arrangement or understanding pursuant to which any person was selected as an officer.

Omar Ishrak, age 57, has been Chairman and Chief Executive Officer of Medtronic since June 2011. Prior to joining Medtronic, Mr. Ishrak served as President and Chief Executive Officer of GE Healthcare Systems, a division of GE Healthcare, from 2009 to 2011. Before that, Mr. Ishrak was President and Chief Executive Officer of GE Healthcare Clinical Systems from 2005 to 2008 and President and Chief Executive Officer of GE Healthcare Ultrasound and BMD from 1995 to 2004.

Michael J. Coyle, age 50, has been Executive Vice President and Group President, Cardiac and Vascular Group since December 2009. Prior to that, he served as President of the Cardiac Rhythm Management division at St. Jude from 2001 to 2007, and prior positions included serving St. Jude as President of the company's Daig Catheter division and numerous leadership positions at Eli Lilly & Company.

H. James Dallas, age 54, is a Senior Vice President of the Company. On May 1, 2013, he announced his retirement, effective September 2, 2013. In April 2008, he was named Senior Vice President, Quality and Operations. Prior to that, he was Senior Vice President and Chief Information Officer of Medtronic from April 2006 to April 2008. Before joining Medtronic, he held several executive positions at Georgia Pacific Corporation. Mr. Dallas is a member of the board of directors of KeyCorp.

Gary L. Ellis, age 56, has been Senior Vice President and Chief Financial Officer since May 2005. Prior to that, he was Vice President, Corporate Controller and Treasurer since October 1999 and Vice President and Corporate Controller from August 1994 to October 1999. Mr. Ellis joined Medtronic in 1989 as Assistant Corporate Controller and was promoted to Vice President of Finance for Medtronic Europe in 1992, until being named Corporate Controller in 1994. Mr. Ellis is a member of the board of directors of The Toro Company and past chairman of the American Heart Association.

D. Cameron Findlay, age 53, has been Senior Vice President, General Counsel and Corporate Secretary since August 2009. Prior to that, Mr. Findlay was Executive Vice President and General Counsel of Aon Corporation from August 2003 to June 2009. Prior to joining Aon, Mr. Findlay served as the U.S. Deputy Secretary of Labor. Before joining the Labor Department in June 2001, Mr. Findlay was a partner at the law firm now known as Sidley Austin LLP. Before that, he served in the White House as an aide to U.S. President George H. W. Bush.

Richard Kuntz, M.D., age 56, has been Senior Vice President and Chief Scientific, Clinical and Regulatory Officer since August 2009. Prior to that, he was Senior Vice President and President, Neuromodulation from October 2005 to August 2009; and prior to that, he was an interventional cardiologist and Chief of the Division of Clinical Biometrics at Brigham and Women's Hospital and Associate Professor of Medicine and Chief Scientific Officer of the Harvard Clinical Research Institute. Mr. Kuntz is a member of the board of directors of Tengion, Inc.

Geoffrey S. Martha, age 43, has been Senior Vice President of Strategy and Business Development since August 2011. Prior to joining Medtronic, he served as Managing Director of Business Development at GE Healthcare from April 2007 to July 2011; General Manager for GE Capital Technology Finance Services from November 2003 to March 2007; Senior Vice President, Business Development for GE Capital Vendor Financial Services from February 2002 to October 2003; General Manager for GE Capital Colonial Pacific Leasing from February 2001 to January 2002; and Vice President, Business Development for Potomac Federal, the GE Capital federal financing investment bank from May 1998 to January 2001.

Christopher J. O'Connell, age 46, has been Executive Vice President and Group President, Restorative Therapies Group since August 2009. Prior to that, he was Senior Vice President and President, Diabetes from October 2006 to August 2009; President of Medtronic's Emergency Response Systems division from May 2005 to October 2006; and Vice President of Sales and Marketing of Medtronic's Cardiac Rhythm Disease Management division from November 2001 to May 2005. Mr. O'Connell has served in various management positions since joining the Company in 1994.

Catherine Szyman, age 46, has been Senior Vice President and Group President of Medtronic Diabetes since November 2012. Prior to that, she was Senior Vice President and President, Diabetes from August 2009 to November 2012; Senior Vice President,

Strategy and Innovation from April 2008 to August 2009; and Vice President and General Manager of Endovascular Innovations, part of the CardioVascular business unit, from October 2004 to April 2008. From 1991 to 2004, she held numerous management and leadership roles at Medtronic, including Vice President of Corporate Strategy and Vice President of Finance for the Vascular business.

Item 1A. Risk Factors

Investing in Medtronic involves a variety of risks and uncertainties, known and unknown, including, among others, those discussed below.

The medical device industry is highly competitive and we may be unable to compete effectively.

We compete in both the therapeutic and diagnostic medical markets in more than 140 countries throughout the world. These markets are characterized by rapid change resulting from technological advances and scientific discoveries. In the product lines in which we compete, we face a mixture of competitors ranging from large manufacturers with multiple business lines to small manufacturers that offer a limited selection of niche products. Development by other companies of new or improved products, processes, or technologies may make our products or proposed products less competitive. In addition, we face competition from providers of alternative medical therapies such as pharmaceutical companies. Competitive factors include:

- product reliability,
- product performance,
- product technology,
- product quality,
- breadth of product lines,
- product services,
- customer support,
- price, and
- reimbursement approval from health care insurance providers.

Major shifts in industry market share have occurred in connection with product problems, physician advisories, safety alerts, and publications about our products; reflecting the importance of product quality, product efficacy, and quality systems in the medical device industry. In the current environment of managed care, consolidation among health care providers, increased competition, and declining reimbursement rates, we have been increasingly required to compete on the basis of price. In order to continue to compete effectively, we must continue to create, invest in, or acquire advanced technology, incorporate this technology into our proprietary products, obtain regulatory approvals in a timely manner, and manufacture and successfully market our products. Given these factors, we cannot guarantee that we will be able to continue our level of success in the industry.

Reduction or interruption in supply and an inability to develop alternative sources for supply may adversely affect our manufacturing operations and related product sales.

We manufacture most of our products at 43 manufacturing facilities located throughout the world. We purchase many of the components and raw materials used in manufacturing these products from numerous suppliers in various countries. Generally we have been able to obtain adequate supplies of such raw materials and components. However, for reasons of quality assurance, cost effectiveness, or availability, we procure certain components and raw materials from a sole supplier. We work closely with our suppliers to try to ensure continuity of supply while maintaining high quality and reliability. However, we cannot guarantee that these efforts will be successful. In addition, due to the stringent regulations and requirements of the U.S. FDA regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources for certain components or materials. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect our ability to manufacture our products in a timely or cost-effective manner and to make our related product sales. Moreover, pursuant to the conflict minerals requirements promulgated by the SEC as a part of Dodd-Frank, we are required to report on the source of any conflict minerals used in our products, as well as the process we use to determine the source of such materials. We will incur expenses as we work with our suppliers to evaluate the source of any conflict minerals in our products, and compliance with these requirements could adversely affect the sourcing, supply, and pricing of our raw materials.

Our industry is experiencing greater scrutiny and regulation by governmental authorities, which may lead to greater regulation in the future.

Our medical devices and our business activities are subject to rigorous regulation, including by the U.S. FDA, DOJ, and numerous other federal, state, and foreign governmental authorities. These authorities and members of Congress have been increasing their

scrutiny of our industry. For example, we have received inquiries from members of Congress and other government agencies regarding a variety of matters. In addition, certain state governments and the federal government have enacted legislation aimed at increasing transparency of our interactions with health care providers. As a result, we are required by law to disclose payments and other transfers of value to health care providers licensed by certain states and, starting with payments or other transfers of value made on or after August 1, 2013, to all U.S. physicians and U.S. teaching hospitals at the federal level. Any failure to comply with these legal and regulatory requirements could impact our business. In addition, we may continue to devote substantial additional time and financial resources to further develop and implement policies, systems, and processes to comply with enhanced legal and regulatory requirements, which may also impact our business. We anticipate that governmental authorities will continue to scrutinize our industry closely, and that additional regulation may increase compliance and legal costs, exposure to litigation, and other adverse effects to our operations.

We are subject to many laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations.

Our medical devices are subject to regulation by numerous government agencies, including the U.S. FDA and comparable agencies outside the U.S. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of our medical devices. We cannot guarantee that we will be able to obtain marketing clearance for our new products or enhancements or modifications to existing products. If such approval is obtained, it may:

- take a significant amount of time,
- require the expenditure of substantial resources,
- involve stringent clinical and pre-clinical testing, as well as increased post-market surveillance,
- involve modifications, repairs, or replacements of our products, and
- result in limitations on the proposed uses of our products.

Both before and after a product is commercially released, we have ongoing responsibilities under U.S. FDA regulations. We are also subject to periodic inspections by the U.S. FDA to determine compliance with the U.S. FDA's requirements, including primarily the quality system regulations and medical device reporting regulations. The results of these inspections can include inspectional observations on U.S. FDA's Form-483, warning letters, or other forms of enforcement. Since 2009, the U.S. FDA has significantly increased its oversight of companies subject to its regulations, including medical device companies, by hiring new investigators and stepping up inspections of manufacturing facilities. The U.S. FDA has recently also significantly increased the number of warning letters issued to companies. If the U.S. FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the U.S. FDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of such devices, refuse to grant pending pre-market approval applications or require certificates of foreign governments for exports, and/or require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The U.S. FDA may also impose operating restrictions on a company-wide basis, enjoin and/or restrain certain conduct resulting in violations of applicable law pertaining to medical devices, and assess civil or criminal penalties against our officers, employees, or us. The U.S. FDA may also recommend prosecution to the DOJ. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our products.

In addition, device manufacturers are permitted to promote products solely for the uses and indications set forth in the approved product labeling. A number of enforcement actions have been taken against manufacturers that promote products for "off-label" uses, including actions alleging that federal health care program reimbursement of products promoted for "off-label" uses are false and fraudulent claims to the government. The failure to comply with "off-label" promotion restrictions can result in significant administrative obligations and costs, and potential penalties from, and/or agreements with, the federal government.

Pursuant to Dodd-Frank, the SEC promulgated final rules regarding disclosure of the use of certain minerals, known as "conflict minerals": tantalum, tin, and tungsten (or their ores) and gold; which are mined from the Democratic Republic of the Congo and adjoining countries. Under the rules, we will also be required to disclose the procedures we employ to determine the sourcing of such minerals and metals produced from those minerals. These new requirements will require due diligence efforts for the 2013 calendar year, with initial disclosure requirements effective in May 2014. There will be associated costs complying with these disclosure requirements, including for diligence in regards to the sources of any conflict minerals used in our products, in addition to the cost of remediation and other changes to products, processes, or sources of supply as a consequence of such verification activities. In addition, the implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in our products. We cannot be sure that we will be able to obtain the necessary information on conflict minerals from our suppliers or that we will be able to determine that all of our products are conflict free. As a result, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we implement.

Foreign governmental regulations have become increasingly stringent and more common, and we may become subject to more rigorous regulation by foreign governmental authorities in the future. Penalties for a company's non-compliance with foreign governmental regulation could be severe, including revocation or suspension of a company's business license and criminal sanctions. Any domestic or foreign governmental law or regulation imposed in the future may have a material adverse effect on us. Our worldwide operations are also required to comply with the U.S. Foreign Corrupt Practices Act (FCPA) and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws. If we fail to comply with them, we could suffer civil and/or criminal sanctions.

We are also subject to various environmental laws and regulations both within and outside the U.S. Our operations involve the use of substances regulated under environmental laws, primarily those used in manufacturing and sterilization processes. We cannot guarantee that compliance with environmental protection laws and regulations will not have a material impact on our consolidated earnings, financial condition, and/or cash flows.

Our failure to comply with rules relating to reimbursement and regulation of health care goods and services may subject us to penalties and adversely impact our reputation and business operations.

Our devices and therapies are subject to regulation regarding quality and cost by HHS, including the Centers for Medicare & Medicaid Services (CMS) as well as comparable state and non-U.S. agencies responsible for reimbursement and regulation of health care goods and services. U.S. federal government health care laws apply when we submit a claim on behalf of a U.S. federal health care program beneficiary, or when a customer submits a claim for an item or service that is reimbursed under a U.S. federal government-funded health care program, such as Medicare or Medicaid. The principal U.S. federal laws implicated include those that prohibit the filing of false or improper claims for federal payment, known as the false claims laws; those that prohibit unlawful inducements for the referral of business reimbursable under federally-funded health care programs, known as the anti-kickback laws; and that which prohibits health care service providers seeking reimbursement for providing certain services to a patient who was referred by a physician who has certain types of direct or indirect financial relationships with the service provider, known as the Stark law.

The laws applicable to us are subject to evolving interpretations. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, we and our officers and employees could be subject to severe criminal and civil penalties, including, for example, exclusion from participation as a supplier of product to beneficiaries covered by CMS. If we are excluded from participation based on such an interpretation it could adversely affect our reputation and business operations.

Quality problems with our processes, goods, and services could harm our reputation for producing high-quality products and erode our competitive advantage, sales, and market share.

Quality is extremely important to us and our customers due to the serious and costly consequences of product failure. Our quality certifications are critical to the marketing success of our goods and services. If we fail to meet these standards, our reputation could be damaged, we could lose customers, and our revenue and results of operations could decline. Aside from specific customer standards, our success depends generally on our ability to manufacture to exact tolerances precision-engineered components, subassemblies, and finished devices from multiple materials. If our components fail to meet these standards or fail to adapt to evolving standards, our reputation as a manufacturer of high-quality components will be harmed, our competitive advantage could be damaged, and we could lose customers and market share.

We are substantially dependent on patent and other proprietary rights and failing to protect such rights or to be successful in litigation related to our rights or the rights of others may result in our payment of significant monetary damages and/or royalty payments, negatively impact our ability to sell current or future products, or prohibit us from enforcing our patent and other proprietary rights against others.

We operate in an industry characterized by extensive patent litigation. Patent litigation against us can result in significant damage awards and injunctions that could prevent our manufacture and sale of affected products or require us to pay significant royalties in order to continue to manufacture or sell affected products. At any given time, we are generally involved as both a plaintiff and a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. While it is not possible to predict the outcome of patent litigation, we believe the results associated with any such litigation could result in our payment of significant monetary damages and/or royalty payments, negatively impact our ability to sell current or future products, or prohibit us from enforcing our patent and proprietary rights against others, which would generally have a material adverse impact on our consolidated earnings, financial condition, and/or cash flows.

We rely on a combination of patents, trade secrets, and non-disclosure and non-competition agreements to protect our proprietary intellectual property, and we will continue to do so. While we intend to defend against any threats to our intellectual property, these patents, trade secrets, or other agreements may not adequately protect our intellectual property. Further, pending patent applications owned by us may not result in patents being issued to us, patents issued to or licensed by us in the past or in the future may be challenged or circumvented by competitors and such patents may be found invalid, unenforceable or insufficiently broad

to protect our technology or to provide us with any competitive advantage. Third parties could obtain patents that may require us to negotiate licenses to conduct our business, and the required licenses may not be available on reasonable terms or at all. We also rely on non-disclosure and non-competition agreements with certain employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. We cannot be certain that these agreements will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, or that third parties will not otherwise gain access to our trade secrets or proprietary knowledge.

In addition, the laws of certain countries in which we market some of our products do not protect our intellectual property rights to the same extent as the laws of the United States. If we are unable to protect our intellectual property in these countries, it could have a material adverse effect on our business, financial condition or results of operations.

Product liability claims could adversely impact our financial condition and our earnings and impair our reputation.

Our business exposes us to potential product liability risks that are inherent in the design, manufacture, and marketing of medical devices. In addition, many of the medical devices we manufacture and sell are designed to be implanted in the human body for long periods of time or indefinitely. Component failures, manufacturing defects, design flaws, or inadequate disclosure of product-related risks or product-related information with respect to our products could result in an unsafe condition or injury to, or death of, a patient. The occurrence of such a problem could result in product liability claims or a recall of, or safety alert relating to, one or more of our products which could ultimately result, in certain cases, in the removal from the body of such products and claims regarding costs associated therewith. We have elected to self-insure with respect to product liability risks. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation and on our ability to attract and retain customers for our products.

Health care policy changes, including U.S. health care reform legislation signed in 2010, may have a material adverse effect on us.

In response to perceived increases in health care costs in recent years, there have been and continue to be proposals by the federal government, state governments, regulators, and third-party payers to control these costs and, more generally, to reform the U.S. health care system. Certain of these proposals could limit the prices we are able to charge for our products or the amounts of reimbursement available for our products and could limit the acceptance and availability of our products. The adoption of some or all of these proposals could have a material adverse effect on our financial position and results of operations.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010. Certain provisions of the law will not be effective for a number of years and there are many programs and requirements for which the details have not yet been fully established or consequences not fully understood, and it is unclear what the full impacts will be from the law. The legislation imposes significant new taxes on medical device makers in the form of a 2.3% excise tax on all U.S. medical device sales commencing in January 2013. Under the legislation, the total cost to the medical device industry is expected to be approximately $20 billion over 10 years. We expect the new tax will materially and adversely affect our business, cash flows and results of operations. We currently estimate that our annual excise tax fee will be within the range of $100 to $150 million pre-tax. The law also focuses on a number of Medicare provisions aimed at improving quality and decreasing costs. It is uncertain at this point what negative unintended consequences these provisions will have on patient access to new technologies. The Medicare provisions include value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the law includes a reduction in the annual rate of inflation for Medicare payments to hospitals that began in 2011 and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending beginning in 2014. We cannot predict what health care programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation. However, any changes that lower reimbursement for our products or reduce medical procedure volumes could adversely affect our business and results of operations.

Our self-insurance program may not be adequate to cover future losses.

We have elected to self-insure most of our insurable risks. We made this decision based on conditions in the insurance marketplace that have led to increasingly higher levels of self-insurance retentions, increasing numbers of coverage limitations, and dramatically higher insurance premium rates. We maintain a directors and officers policy providing limited coverage and continue to monitor the insurance marketplace to evaluate the value to us of obtaining insurance coverage for other categories of losses in the future. While based on historical loss trends we believe that our self-insurance program accruals and our existing insurance coverage will be adequate to cover future losses, we cannot guarantee that this will remain true. Historical trends may not be indicative of future losses. The fact that we don't maintain third-party insurance coverage for all categories of losses increases our exposure to unanticipated claims and these losses could have a material adverse impact on our consolidated earnings, financial condition, and/or cash flows.

If we experience decreasing prices for our goods and services and we are unable to reduce our expenses, our results of operations will suffer.

We may experience decreasing prices for our goods and services due to pricing pressure experienced by our customers from managed care organizations and other third-party payers, increased market power of our customers as the medical device industry consolidates, and increased competition among medical engineering and manufacturing services providers. If the prices for our goods and services decrease and we are unable to reduce our expenses, our results of operations will be adversely affected.

Continuing worldwide economic instability, including challenges faced by the Eurozone countries, could adversely affect our revenues, financial condition or results of operations.

Since fiscal year 2008, the global economy has been impacted by the sequential effects of an ongoing global financial crisis. This global financial crisis, including the European sovereign debt crisis, has caused extreme disruption in the financial markets, including severely diminished liquidity and credit availability. There can be no assurance that there will not be further deterioration in the global economy. Our customers and vendors may experience financial difficulties or be unable to borrow money to fund their operations which may adversely impact their ability to purchase our products or to pay for our products on a timely basis, if at all. As with our customers and vendors, these economic conditions make it more difficult for us to accurately forecast and plan our future business activities. In addition, a significant amount of our trade receivables are with national health care systems in many countries (including, but not limited to, Greece, Ireland, Portugal, and Spain). Repayment of these receivables is dependent upon the financial stability of the economies of those countries. In light of the current economic state of many countries outside the U.S., we continue to monitor their creditworthiness. Failure to receive payment of all or a significant portion of these receivables could adversely affect our results of operations. Further, there are concerns for the overall stability and suitability of the Euro as a single currency, given the economic and political challenges facing individual Eurozone countries. Continuing deterioration in the creditworthiness of the Eurozone countries, the withdrawal of one or more member countries from the EU, or the failure of the Euro as a common European currency could adversely affect our revenues, financial condition or results of operations.

We are subject to a variety of market and financial risks due to our international operations that could adversely affect those operations or our profitability and operating results.

Our operations in countries outside the U.S., which accounted for 45 percent of our net sales for the fiscal year ended April 26, 2013, are accompanied by certain financial and other risks. We intend to continue to pursue growth opportunities in sales outside the U.S., especially in emerging markets, which could expose us to greater risks associated with international sales and operations. Our profitability and international operations are, and will continue to be, subject to a number of risks and potential costs, including:

- local product preferences and product requirements,
- longer-term receivables than are typical in the U.S.,
- fluctuations in foreign currency exchange rates,
- less intellectual property protection in some countries outside the U.S. than exists in the U.S.,
- trade protection measures and import and export licensing requirements,
- work force instability,
- political and economic instability, and
- the potential payment of U.S. income taxes on certain earnings of our subsidiaries outside the U.S. upon repatriation.

In particular, the Obama Administration has announced potential legislative proposals to tax profits of U.S. companies earned abroad. While it is impossible for us to predict whether these and other proposals will be implemented, or how they will ultimately impact us, they may materially impact our results of operations if, for example, our profits earned abroad are subject to U.S. income tax, or we are otherwise disallowed deductions as a result of these profits.

Finally, changes in foreign currency exchange rates may reduce the reported value of our foreign currency revenues, net of expenses, and cash flows. We cannot predict changes in currency exchange rates, the impact of exchange rate changes, nor the degree to which we will be able to manage the impact of currency exchange rate changes.

Our international operations expose us to legal and regulatory risks, which could have a material effect on our business.

In addition to market and financial risks, our profitability and international operations are, and will continue to be, subject to risks relating to changes in foreign medical reimbursement programs and policies and changes in foreign legal and regulatory requirements. In addition, our international operations are governed by various U.S. laws and regulations, including FCPA and other similar laws that prohibit us and our business partners from making improper payments or offers of payment to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. Global enforcement of anti-corruption laws has increased substantially in recent years, with more frequent voluntary self-disclosures by companies, aggressive investigations and enforcement proceedings by U.S. and foreign governmental agencies, and assessment of significant fines and penalties against companies and individuals. Our international operations create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents, or distributors, because these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents, or distributors may engage in conduct for which we might be held responsible. Any alleged or actual violations of these regulations may subject us to government scrutiny, severe criminal or civil sanctions and other liabilities, including exclusion from government contracting, and could negatively affect our business, reputation, operating results, and financial condition. In addition, the government may seek to hold us liable for successor liability FCPA violations committed by any companies in which we invest or that we acquire.

Consolidation in the health care industry could have an adverse effect on our revenues and results of operations.

Many health care industry companies, including health care systems, are consolidating to create new companies with greater market power. As the health care industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for medical devices that incorporate components produced by us. If we are forced to reduce our prices because of consolidation in the health care industry, our revenues would decrease and our consolidated earnings, financial condition, and/or cash flows would suffer.

Our business is indirectly subject to health care industry cost-containment measures that could result in reduced sales of medical devices containing our components.

Most of our customers, and the health care providers to whom our customers supply medical devices, rely on third-party payers, including government programs and private health insurance plans, to reimburse some or all of the cost of the procedures in which medical devices that incorporate components we manufacture or assemble are used. The continuing efforts of governmental authorities, insurance companies, and other payers of health care costs to contain or reduce these costs could lead to patients being unable to obtain approval for payment from these third-party payers. If third-party payer payment approval cannot be obtained by patients, sales of finished medical devices that include our components may decline significantly and our customers may reduce or eliminate purchases of our components. The cost-containment measures that health care providers are instituting, both in the U.S. and internationally, could harm our ability to operate profitably. For example, managed care organizations have successfully negotiated volume discounts for pharmaceuticals. While this type of discount pricing does not currently exist for medical devices, if managed care or other organizations were able to affect discount pricing for devices, it could result in lower prices to our customers from their customers and, in turn, reduce the amounts we can charge our customers for our medical devices.

Our research and development efforts rely upon investments and investment collaborations, and we cannot guarantee that any previous or future investments or investment collaborations will be successful.

Our strategy to provide a broad range of therapies to restore patients to fuller, healthier lives requires a wide variety of technologies, products, and capabilities. The rapid pace of technological development in the medical industry and the specialized expertise required in different areas of medicine make it difficult for one company alone to develop a broad portfolio of technological solutions. In addition to internally generated growth through our research and development efforts, historically we have relied, and expect to continue to rely, upon investments and investment collaborations to provide us access to new technologies both in areas served by our existing businesses as well as in new areas.

We expect to make future investments where we believe that we can stimulate the development of, or acquire, new technologies and products to further our strategic objectives and strengthen our existing businesses. Investments and investment collaborations in and with medical technology companies are inherently risky, and we cannot guarantee that any of our previous or future investments or investment collaborations will be successful or will not materially adversely affect our consolidated earnings, financial condition, and/or cash flows.

The continuing development of many of our products depends upon us maintaining strong relationships with physicians.

If we fail to maintain our working relationships with physicians, many of our products may not be developed and marketed in line with the needs and expectations of the professionals who use and support our products, which could cause a decline in our earnings and profitability. The research, development, marketing, and sales of many of our new and improved products is dependent upon our maintaining working relationships with physicians. We rely on these professionals to provide us with considerable knowledge and experience regarding the development, marketing, and sale of our products. Physicians assist us as researchers, marketing and product consultants, inventors, and public speakers. If we are unable to maintain our strong relationships with these professionals and continue to receive their advice and input, the development and marketing of our products could suffer, which could have a material adverse effect on our consolidated earnings, financial condition, and/or cash flows.

Negative conditions in the global credit market may impair our commercial paper program, our auction rate securities, and our other fixed income securities, which may cause us losses and liquidity issues.

We have investments in marketable debt securities that are classified and accounted for as available-for-sale. Our debt securities include U.S. and foreign government and agency securities, corporate debt securities, certificates of deposit, and mortgage-backed and other asset-backed securities, including auction rate securities. Market conditions over the past several years have included periods of significant economic uncertainty and at times general market distress, especially in the banking and financial services sector. During these periods of economic uncertainty, we may experience reduced liquidity across the fixed-income investment market, including the securities that we invest in. In the event we need to sell these securities, we may not be able to do so in a timely manner or for a value that is equal to the underlying principal. In addition, we may be required to adjust the carrying value of the securities and record an impairment charge. If we determine that the fair value of such securities is temporarily impaired, we would record a temporary impairment as a component of accumulated other comprehensive loss within shareholders' equity. If it is determined that the fair value of these securities is other-than-temporarily impaired, we would record a loss in our consolidated statements of earnings, which could materially adversely impact our results of operations and financial condition.

Negative market conditions may also impair our ability to access the capital markets through the issuance of commercial paper or debt securities, or may impact our ability to sell such securities at a reasonable price and may negatively impact our ability to borrow from financial institutions.

Our products are continually the subject of clinical trials conducted by us, our competitors, or other third parties, the results of which may be unfavorable, or perceived as unfavorable, and could have a material adverse effect on our business, financial condition, and results of operations.

As a part of the regulatory process of obtaining marketing clearance for new products and new indications for existing products, we conduct and participate in numerous clinical trials with a variety of study designs, patient populations, and trial endpoints. Unfavorable or inconsistent clinical data from existing or future clinical trials conducted by us, by our competitors, or by third parties, or the market's or U.S. FDA's perception of this clinical data, may adversely impact our ability to obtain product approvals, our position in, and share of, the markets in which we participate, and our business, financial condition, and results of operations.

Failure to integrate acquired businesses into our operations successfully could adversely affect our business.

As part of our strategy to develop and identify new products and technologies, we have made several acquisitions in recent years and may make additional acquisitions in the future. Our integration of the operations of acquired businesses requires significant efforts, including the coordination of information technologies, research and development, sales and marketing, operations, manufacturing, and finance. These efforts result in additional expenses and involve significant amounts of management's time that cannot then be dedicated to other projects. Our failure to manage and coordinate the growth of the combined company successfully could also have an adverse impact on our business. In addition, we cannot be certain that the businesses we acquire will become profitable or remain so. If our acquisitions are not successful, we may record unexpected impairment charges. Factors that will affect the success of our acquisitions include:

- the presence or absence of adequate internal controls and/or significant fraud in the financial systems of acquired companies,
- adverse developments arising out of investigations by governmental entities of the business practices of acquired companies, including potential liability imposed by FCPA,
- any decrease in customer loyalty and product orders caused by dissatisfaction with the combined companies' product lines and sales and marketing practices, including price increases,
- our ability to retain key employees, and
- the ability of the combined company to achieve synergies among its constituent companies, such as increasing sales of the combined company's products, achieving cost savings, and effectively combining technologies to develop new products.

The medical device industry is the subject of numerous governmental investigations into marketing and other business practices. These investigations could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/ or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations.

We are subject to rigorous regulation by the U.S. FDA and numerous other federal, state, and foreign governmental authorities. These authorities have been increasing their scrutiny of our industry. We have received subpoenas and other requests for information from state and federal governmental agencies, including, among others, the U.S. Department of Justice and the Office of Inspector General of HHS. These investigations have related primarily to financial arrangements with health care providers, regulatory compliance, and product promotional practices. Similar requests were made of our major competitors.

We are fully cooperating with these investigations and are responding to these requests. However, we cannot predict when these investigations will be resolved, the outcome of these investigations, or their impact on us. An adverse outcome in one or more of these investigations could include the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, including exclusion from government reimbursement programs, entry into Corporate Integrity Agreements (CIAs) with governmental agencies and amendments to existing CIAs. In addition, resolution of any of these matters could involve the imposition of additional and costly compliance obligations. Finally, if these investigations continue over a long period of time, they could divert the attention of management from the day-to-day operations of our business and impose significant administrative burdens, including cost, on us. These potential consequences, as well as any adverse outcome from these investigations or other investigations initiated by the government at any time, could have a material adverse effect on our financial condition and results of operations.

Changes in tax laws or exposure to additional income tax liabilities could have a material impact on our financial condition and results of operations.

We are subject to income taxes as well as non-income based taxes, in both the U.S. and various jurisdictions outside the U.S. We are subject to ongoing tax audits in various jurisdictions. Tax authorities may disagree with certain positions we have taken and assess additional taxes. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the actual outcomes of these audits could have a material impact on our consolidated earnings and financial condition. Additionally, changes in tax laws or tax rulings could materially impact our effective tax rate. For example, recent legislation imposed on medical device manufacturers a 2.3 percent excise tax on U.S. sales of medical devices beginning in January 2013. Proposals for fundamental U.S. corporate tax reform, if enacted, could have a material impact on our future results of operations.

We are increasingly dependent on sophisticated information technology and if we fail to properly maintain the integrity of our data or if our products do not operate as intended, our business could be materially affected.

We are increasingly dependent on sophisticated information technology for its products and infrastructure. As a result of technology initiatives, recently enacted regulations, changes in our system platforms and integration of new business acquisitions, we have been consolidating and integrating the number of systems we operate and have upgraded and expanded our information systems capabilities. Our information systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving systems and regulatory standards, the increasing need to protect patient and customer information, and changing customer patterns. In addition, third parties may attempt to hack into our products or systems and may obtain data relating to patients with our products or the Company's proprietary information. If we fail to maintain or protect our information systems and data integrity effectively, we could lose existing customers, have difficulty attracting new customers, have problems in determining product cost estimates and establishing appropriate pricing, have difficulty preventing, detecting, and controlling fraud, have disputes with customers, physicians, and other health care professionals, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. There can be no assurance that our process of consolidating the number of systems we operate, upgrading and expanding our information systems capabilities, protecting and enhancing our systems and developing new systems to keep pace with continuing changes in information processing technology will be successful or that additional systems issues will not arise in the future. Any significant breakdown, intrusion, interruption, corruption, or destruction of these systems, as well as any data breaches, could have a material adverse effect on our business.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal offices are owned by us and located in the Minneapolis, Minnesota metropolitan area. Manufacturing or research facilities are located in Arizona, California, Colorado, Connecticut, Florida, Indiana, Massachusetts, Michigan, Minnesota, New Jersey, Tennessee, Texas, Puerto Rico, Canada, Denmark, France, Germany, Ireland, Israel, Italy, Mexico, The Netherlands, The People's Republic of China, Singapore, and Switzerland. Our total manufacturing and research space is approximately 4.5 million square feet. Approximately 35 percent of the manufacturing or research facilities are owned by us and the balance is leased.

We also maintain sales and administrative offices in the U.S. at approximately 40 locations in 28 states or jurisdictions, and outside the U.S. at approximately 116 locations in 48 countries. Most of these locations are leased. We are using substantially all of our currently available productive space to develop, manufacture, and market our products. Our facilities are in good operating condition, suitable for their respective uses, and adequate for current needs.

Item 3. Legal Proceedings

A discussion of the Company's policies with respect to legal proceedings is discussed in our contingencies footnote as described in Note 17 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Medtronic's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities

The Company's common stock is listed on the New York Stock Exchange under the symbol "MDT."

In June 2011, the Company's Board of Directors authorized the repurchase of 75 million shares of the Company's common stock. As of April 26, 2013, the Company had used 47.8 million of the 75 million shares authorized under the June 2011 repurchase program. In June 2013, the Company's Board of Directors authorized the repurchase of an additional 80 million shares of the Company's common stock. As authorized by the Board of Directors, our program expires when its total number of authorized shares has been repurchased.

Medtronic did not repurchase any shares during the fourth quarter of fiscal year 2013.

On June 21, 2013, there were approximately 47,450 shareholders of record of the Company's common stock. Cash dividends declared and paid totaled 26.00 cents per share for each quarter of fiscal year 2013 and 24.25 cents per share for each quarter of fiscal year 2012. The following prices are the high and low market sales quotations per share of the Company's common stock for the quarters indicated:

Fiscal	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2013 High	$ 39.17	$ 44.79	$ 46.49	$ 47.98
2013 Low	35.67	38.53	40.28	43.51
2012 High	43.33	36.36	40.16	40.78
2012 Low	35.55	30.18	33.11	36.88

Stock Performance Graph

The following graph compares the cumulative total shareholder return on Medtronic's common stock with the cumulative total shareholder return on the Standard & Poor's (S&P) 500 Index and the S&P 500 Health Care Equipment Index for the last five fiscal years. The graph assumes that $100 was invested at market close on April 25, 2008 in Medtronic's common stock, the S&P 500 Index, and the S&P 500 Health Care Equipment Index and that all dividends were reinvested.



$150
$100
$50
$0
April 2008
April 2009
April 2010
April 2011
April 2012
April 2013
Medtronic, Inc.
S&P 500 Index
S&P 500 Health Care Equipment Index

Company/Index	April 2008	April 2009	April 2010	April 2011	April 2012	April 2013
Medtronic, Inc.	$ 100.00	$ 61.05	$ 92.08	$ 90.18	$ 83.58	$ 105.33
S&P 500 Index	100.00	63.63	89.02	104.35	109.74	126.55
S&P 500 Health Care Equipment Index	100.00	68.13	90.01	100.09	97.54	113.09

Item 6. Selected Financial Data

(in millions, except per share data and additional information)	Fiscal Year				
	2013	2012	2011	2010	2009
Operating Results for the Fiscal Year:					
Net sales	$ 16,590	$ 16,184	$ 15,508	$ 15,392	$ 14,256
Cost of products sold	4,126	3,889	3,700	3,582	3,315
Gross margin percentage	75.1%	76.0%	76.1%	76.7%	76.7%
Research and development expense	$ 1,557	$ 1,490	$ 1,472	$ 1,424	$ 1,316
Selling, general, and administrative expense	5,698	5,623	5,427	5,282	5,022
Special charges	—	—	—	—	100
Restructuring charges, net	172	87	259	50	120
Certain litigation charges, net	245	90	245	374	714
Acquisition-related items	(49)	12	14	23	621
Amortization of intangible assets	331	335	339	317	281
Other expense, net	108	364	110	150	115
Interest expense, net	151	149	278	246	183
Earnings from continuing operations before income taxes	4,251	4,145	3,664	3,944	2,469
Provision for income taxes	784	730	609	861	381
Earnings from continuing operations	3,467	3,415	3,055	3,083	2,088
Earnings (loss) from discontinued operations, net of tax	—	202	41	16	(18)
Net earnings	$ 3,467	$ 3,617	$ 3,096	$ 3,099	$ 2,070
Per Share of Common Stock:					
Basic - Earnings from continuing operations	$ 3.40	$ 3.24	$ 2.84	$ 2.79	$ 1.86
Basic - Net earnings	3.40	3.43	2.87	2.80	1.85
Diluted - Earnings from continuing operations	3.37	3.22	2.82	2.78	1.85
Diluted - Net earnings	3.37	3.41	2.86	2.79	1.84
Cash dividends declared	1.04	0.97	0.90	0.82	0.75
Financial Position at Fiscal Year-end:					
Working capital	$ 13,902	$ 10,409	$ 9,437	$ 8,482	$ 6,171
Current ratio	4.6:1.0	2.8:1.0	3.0:1.0	2.6:1.0	2.9:1.0
Total assets	$ 34,841	$ 32,818	$ 30,662	$ 28,305	$ 23,758
Long-term debt	9,741	7,359	8,112	6,944	6,253
Shareholders' equity	18,671	17,113	15,968	14,629	13,182
Additional Information:*					
Full-time employees at year-end	42,466	40,601	40,346	38,339	36,626
Full-time equivalent employees at year-end	46,659	44,944	44,315	42,208	39,918

*Employee counts include continuing operations only.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Understanding Our Financial Information

The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of Medtronic, Inc. and its subsidiaries (Medtronic or the Company, or we, us, or our). You should read this discussion and analysis along with our consolidated financial statements and related notes thereto as of April 26, 2013 and April 27, 2012 and for each of the three fiscal years ended April 26, 2013, April 27, 2012, and April 29, 2011.

Beginning in the third quarter of fiscal year 2012, the results of operations, assets, and liabilities of the Physio-Control business, which were previously presented as a component of the Cardiac and Vascular Group operating segment, are classified as discontinued operations. All information in the following management's discussion and analysis of financial condition and results of operations includes only results from continuing operations (excluding Physio-Control) for all periods presented, unless otherwise noted. For further information regarding discontinued operations, see Note 16 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

Organization of Financial Information Management's discussion and analysis, presented on pages 29 to 52 of this report, provides material historical and prospective disclosures designed to enable investors and other users to assess our financial condition and results of operations.

Statements that are forward-looking and not historical in nature are subject to risks and uncertainties. See "Item 1A. Risk Factors" in this Annual Report on Form 10-K and "Cautionary Factors That May Affect Future Results" in this management's discussion and analysis for more information.

The consolidated financial statements are presented on pages 55 to 118 of this report, and include the consolidated statements of earnings, consolidated statements of comprehensive income, consolidated balance sheets, consolidated statements of shareholders' equity, consolidated statements of cash flows, and the related notes, which are an integral part of the consolidated financial statements.

Financial Trends Throughout this management's discussion and analysis, you will read about transactions or events that materially contribute to or reduce earnings and materially affect financial trends. We refer to these transactions and events as special charges (such as asset impairments or contributions to The Medtronic Foundation), restructuring charges, net, certain litigation charges, net, acquisition-related items, or certain tax adjustments. These charges, or benefits, result from facts and circumstances that vary in frequency and/or impact to operations. While understanding these charges or benefits is important to understanding and evaluating financial trends, other transactions or events may also have a material impact on financial trends. A complete understanding of the special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, and certain tax adjustments is necessary in order to estimate the likelihood that they may affect financial trends in the future.

Our fiscal year-end is the last Friday in April, and therefore, the total weeks in a fiscal year can fluctuate between 52 and 53 weeks. Fiscal years 2013, 2012, and 2011 were all 52-week years.

Executive Level Overview

Medtronic is the global leader in medical technology - alleviating pain, restoring health, and extending life for millions of people around the world. We develop, manufacture, and market our medical devices in more than 140 countries. Our primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, diabetes, and ear, nose, and throat conditions.

We operate under two reportable segments and two operating segments, the Cardiac and Vascular Group (composed of the CRDM, Coronary, Structural Heart, and Endovascular businesses) and the Restorative Therapies Group (composed of the Spine, Neuromodulation, Diabetes, and Surgical Technologies businesses).

Net earnings for the fiscal year ended April 26, 2013 were $3.467 billion, or $3.37 per diluted share, as compared to net earnings of $3.617 billion (including Physio-Control), or $3.41 per diluted share for the fiscal year ended April 27, 2012, representing a decrease of 4 percent and 1 percent, respectively. Fiscal year 2013 net earnings included after-tax restructuring charges, net, certain litigation charges, net, and acquisition-related items that decreased net earnings by an aggregate of $331 million ($378 million pre-tax). Fiscal year 2012 net earnings included after-tax restructuring charges, net, certain litigation charges, net, and acquisition-related items that decreased net earnings by an aggregate of $133 million ($189 million pre-tax). See further discussion of these items in the "Restructuring Charges, Net, Certain Litigation Charges, Net, and Acquisition-Related Items" section of this management's discussion and analysis.

The table below illustrates net sales by operating segments for fiscal years 2013 and 2012:

	Net Sales		
	Fiscal Year		
(dollars in millions)	2013	2012	% Change
Cardiac and Vascular Group	$ 8,695	$ 8,482	3%
Restorative Therapies Group	7,895	7,702	3
Total Net Sales	**$ 16,590**	**$ 16,184**	**3**

Net sales in fiscal year 2013 were $16.590 billion, an increase of 3 percent from the prior fiscal year. Foreign currency translation had an unfavorable impact of $328 million on net sales when compared to the prior fiscal year. Net sales growth for fiscal year 2013 was driven by a 3 percent increase in both the Cardiac and Vascular Group and Restorative Therapies Group when compared to the prior fiscal year. The Cardiac and Vascular Group's performance was primarily a result of strong net sales in Coronary, Endovascular, AF Solutions, and solid growth in Structural Heart, partially offset by declines in CRDM defibrillation and pacing systems. The Cardiac and Vascular Group's performance was favorably affected by new products, partially offset by competitive pricing pressures and negative growth of certain markets, particularly defibrillation and pacing systems. However, during fiscal year 2013, the U.S. defibrillation systems market showed signs of stabilization. Our Restorative Therapies Group's performance was a result of strong net sales in Surgical Technologies, as well as solid growth in Neuromodulation and Diabetes, partially offset by declines in Spine, primarily driven by bone morphogenetic protein (BMP) and balloon kyphoplasty (BKP). The Restorative Therapies Group's performance was favorably affected by the recent launches and continued adoption of new products, strong sales of capital equipment, the acquisitions of Salient and PEAK in the second quarter of fiscal year 2012, and continued signs of stabilization in the U.S. Core Spine market, and negatively affected by continued pricing and competitive pressures. See our discussion in the "Net Sales" section of this management's discussion and analysis for more information on the results of our operating segments.

We remain committed to our Mission of developing lifesaving and life-enhancing therapies to alleviate pain, restore health, and extend life.

Critical Accounting Estimates

We have adopted various accounting policies to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP). Our most significant accounting policies are disclosed in Note 1 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our estimates and assumptions, including those related to bad debts, inventories, intangible assets, asset impairment, legal proceedings, in-process research and development (IPR&D), contingent consideration, warranty obligations, product liability, self-insurance, pension and post-retirement obligations, sales returns and discounts, stock-based compensation, valuation of equity and debt securities, and income tax reserves are updated as appropriate, which in most cases is quarterly. We base our estimates on historical experience, actuarial valuations, or various assumptions that are believed to be reasonable under the circumstances.

Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the accounting estimates are made, and (2) material changes in the estimates are reasonably likely to occur from period to period. Our critical accounting estimates include the following:

Legal Proceedings We are involved in a number of legal actions involving product liability, intellectual property disputes, shareholder derivative actions, securities class actions, and other class actions. The outcomes of these legal actions are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief (including injunctions barring the sale of products that are the subject of the lawsuit), that could require significant expenditures or result in lost revenues. In accordance with U.S. GAAP, we record a liability in our consolidated financial statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in the notes to the consolidated financial statements. When determining the estimated loss or range of loss, significant judgment is required to estimate the amount and timing of a loss to be recorded. Estimates of probable losses resulting from litigation and governmental proceedings involving the Company are inherently difficult to predict, particularly when the matters are in early procedural stages, with incomplete scientific facts or legal discovery; involve unsubstantiated or indeterminate claims for damages; potentially involve penalties, fines, or punitive damages; or could result in

a change in business practice. Our significant legal proceedings are discussed in Note 17 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K. While it is not possible to predict the outcome for most of the matters discussed in Note 17 to the consolidated financial statements, we believe it is possible that costs associated with them could have a material adverse impact on our consolidated earnings, financial position, or cash flows.

Tax Strategies Our effective tax rate is based on income, statutory tax rates, and tax planning opportunities available to us in the various jurisdictions in which we operate. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may or may not prevail. These reserves are established and adjusted in accordance with the principles of U.S. GAAP. Under U.S. GAAP, if we determine that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is greater than 50 percent likely of being realized upon settlement. We presume that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. We regularly monitor our tax positions and tax liabilities. We reevaluate the technical merits of our tax positions and recognize an uncertain tax benefit, or derecognize a previously recorded tax benefit, when (i) there is a completion of a tax audit, (ii) there is a change in applicable tax law including a tax case or legislative guidance, or (iii) there is an expiration of the statute of limitations. Significant judgment is required in accounting for tax reserves. Although we believe that we have adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on our effective tax rate in future periods.

In the event there is a special charge, restructuring charge, net, certain litigation charge, net, and/or acquisition-related items recognized in our operating results, the tax cost or benefit attributable to that item is separately calculated and recorded. Because the effective rate can be significantly impacted by these discrete items that take place in the period, we often refer to our tax rate using both the effective rate and the non-GAAP nominal tax rate. The non-GAAP nominal tax rate is defined as the income tax provision as a percentage of earnings before income taxes, excluding special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, and certain tax adjustments. We believe this resulting non-GAAP financial measure provides useful information to investors because it excludes the effect of these discrete items so that investors can compare our recurring results over multiple periods. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP financial measure may not be the same or similar to measures presented by other companies.

Tax regulations require certain items to be included in the tax return at different times than when those items are required to be recorded in the consolidated financial statements. As a result, our effective tax rate reflected in our consolidated financial statements is different than that reported in our tax returns. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our consolidated statements of earnings. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent tax expense recognized in our consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on our tax return but has not yet been recognized as an expense in our consolidated statements of earnings.

The Company's overall tax rate from continuing operations including the tax impact of restructuring charges, net, certain litigation charges, net, and acquisition-related items has resulted in an effective tax rate of 18.4 percent for fiscal year 2013. Excluding the impact of the restructuring charges, net, certain litigation charges, net, and acquisition-related items, our operational and tax strategies have resulted in a non-GAAP nominal tax rate of 17.9 percent versus the U.S. Federal statutory rate of 35.0 percent. An increase in our nominal tax rate of 1 percent would result in an additional income tax provision for the fiscal year ended April 26, 2013 of approximately $46 million. See discussion of our tax rate and the tax adjustments in the "Income Taxes" section of this management's discussion and analysis.

Valuation of Other Intangible Assets, Including IPR&D, Goodwill and Contingent Consideration When we acquire a business, the purchase price is allocated, as applicable, among identifiable intangible assets, including IPR&D, net tangible assets, and goodwill as required by U.S. GAAP. Our policy defines IPR&D as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to other intangible assets and IPR&D requires us to make significant estimates. These estimates include the amount and timing of projected future cash flows, the discount rate used to discount those cash flows to present value, the assessment of the asset's life cycle and the consideration of legal, technical, regulatory, economic, and competitive risks. The amount of the purchase price allocated to other intangible assets, including IPR&D, and net tangible assets is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of measurement in accordance with accepted valuation standards.

IPR&D included in a business combination is capitalized as an indefinite-lived intangible asset. Development costs incurred after the acquisition are expensed as incurred. Upon receipt of regulatory approval, the indefinite-lived intangible asset is then accounted for as a finite-lived intangible asset and amortized on a straight-line basis over its estimated useful life. If the R&D project is abandoned, the indefinite-lived asset is charged to expense. IPR&D acquired outside of a business combination is expensed immediately.

Due to the uncertainty associated with R&D projects, there is risk that actual results will differ materially from the original cash flow projections and that the R&D project will result in a successful commercial product. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, or delays or issues with patent issuance, or validity and litigation.

Contingent consideration is recorded at the acquisition date at the estimated fair value of the contingent consideration milestone payments for all acquisitions subsequent to April 24, 2009. The acquisition date fair value is measured based on the consideration expected to be transferred (probability-weighted), discounted back to present value. The discount rate used is determined at the time of measurement in accordance with accepted valuation methods. The fair value of the contingent milestone consideration is remeasured at the estimated fair value at each reporting period with the change in fair value recognized as income or expense within *acquisition-related items* in our consolidated statements of earnings. Changes to the fair value of contingent consideration liability can result from changes in discount rates and periods as well as changes in the timing and amount of revenue estimates or in the timing or likelihood of achieving the milestones which trigger payment. Using different valuation assumptions including revenue or cash flow projections, growth rates, discount rates or probabilities of achieving the milestones could result in different purchase price allocations, amortization expense, and contingent consideration expense in the current or future periods.

Goodwill is the excess of the purchase price over the fair value of net assets, including IPR&D, of acquired businesses. Goodwill is tested for impairment annually or whenever an event occurs or circumstances change that would indicate that the carrying amount may be impaired. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment test are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value, including projected future cash flows. Goodwill was $10.329 billion and $9.934 billion as of April 26, 2013 and April 27, 2012, respectively.

Other intangible assets include patents, trademarks, purchased technology, and IPR&D (since April 25, 2009). Intangible assets with a definite life are amortized on a straight-line or accelerated basis, as appropriate, with estimated useful lives ranging from three to 20 years, and are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset (asset group) may not be recoverable. Indefinite-lived intangible assets are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an intangible asset (asset group) may not be recoverable. Refer to Note 1 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for additional information. Our impairment reviews are based on an estimated future cash flow approach that requires significant judgment with respect to future revenue and expense growth rates, selection of appropriate discount rate, asset groupings, and other assumptions and estimates. We use estimates that are consistent with our business plans and a market participant view of the assets being evaluated. Actual results may differ from our estimates. Other intangible assets, net of accumulated amortization, were $2.673 billion and $2.647 billion as of April 26, 2013 and April 27, 2012, respectively.

Discontinued Operations

On January 30, 2012, we completed the sale of the Physio-Control business to Bain Capital Partners, LLC. We have classified the results of operations of the Physio-Control business, which were previously presented as a component of the Cardiac and Vascular Group operating segment, as discontinued operations in the consolidated statements of earnings for all periods presented. For more information regarding discontinued operations, refer to Note 16 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

Net Sales

The table below illustrates net sales by product line and operating segment for fiscal years 2013, 2012, and 2011:

	Net Sales			Net Sales		
	Fiscal Year			Fiscal Year		
(dollars in millions)	2013	2012	% Change	2012	2011	% Change
Defibrillation Systems	$ 2,773	$ 2,822	(2)%	$ 2,822	$ 2,962	(5)%
Pacing Systems	1,906	1,978	(4)	1,978	1,901	4
AF and Other	243	207	17	207	147	41
CARDIAC RHYTHM DISEASE MANAGEMENT	4,922	5,007	(2)	5,007	5,010	—
CORONARY	1,773	1,598	11	1,598	1,466	9
STRUCTURAL HEART	1,133	1,094	4	1,094	977	12
ENDOVASCULAR	867	783	11	783	666	18
TOTAL CARDIAC AND VASCULAR GROUP	**8,695**	**8,482**	**3**	**8,482**	**8,119**	**4**
Core Spine	2,603	2,643	(2)	2,643	2,654	—
BMP	528	624	(15)	624	760	(18)
SPINE	3,131	3,267	(4)	3,267	3,414	(4)
NEUROMODULATION	1,812	1,700	7	1,700	1,592	7
DIABETES	1,526	1,481	3	1,481	1,347	10
SURGICAL TECHNOLOGIES	1,426	1,254	14	1,254	1,036	21
TOTAL RESTORATIVE THERAPIES GROUP	**7,895**	**7,702**	**3**	**7,702**	**7,389**	**4**
TOTAL	**$ 16,590**	**$ 16,184**	**3**	**$ 16,184**	**$ 15,508**	**4**

In fiscal years 2013 and 2012, net sales were (unfavorably) favorably impacted by foreign currency translation of $(328) million and $273 million, respectively. The primary exchange rate movements that impacted our consolidated net sales growth were the U.S. dollar as compared to the Euro and the Japanese Yen. The impact of foreign currency fluctuations on net sales was not indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and our hedging activities. See "Item 7A. Qualitative and Quantitative Disclosures about Market Risk" and Note 9 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for further details on foreign currency instruments and our related risk management strategies.

Cardiac and Vascular Group The Cardiac and Vascular Group is composed of the CRDM, Coronary, Structural Heart, and Endovascular businesses. The Cardiac and Vascular Group's products include pacemakers, implantable defibrillators, leads and delivery systems, ablation products, electrophysiology catheters, products for the treatment of atrial fibrillation, information systems for the management of patients with CRDM devices, coronary and peripheral stents and related delivery systems, therapies for uncontrolled hypertension, endovascular stent graft systems, heart valve replacement technologies, cardiac tissue ablation systems, and open heart and coronary bypass grafting surgical products. The Cardiac and Vascular Group net sales for fiscal year 2013 were $8.695 billion, an increase of 3 percent over the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of $224 million compared to the prior fiscal year. The Cardiac and Vascular Group's performance was primarily a result of strong net sales in Coronary, Endovascular, AF Solutions, and solid growth in Structural Heart, partially offset by declines in CRDM defibrillation and pacing systems. Additionally, the Cardiac and Vascular Group's performance was favorably affected by new products, partially offset by competitive pricing pressures and negative growth of certain markets, particularly defibrillation and pacing systems. Further, declining growth rates in Western Europe beginning in the third quarter of fiscal year 2013 negatively impacted the Cardiac and Vascular Group's performance. See the more detailed discussion of each business's performance below.

CRDM net sales for fiscal year 2013 were $4.922 billion, a decrease of 2 percent over the prior fiscal year. Net sales of our defibrillation system products declined primarily due to market declines in the U.S. and Western Europe and unfavorable foreign currency translation. In fiscal year 2012, CRDM net sales were unfavorably affected by a declining U.S. defibrillation systems market. However, during fiscal year 2013, the U.S. defibrillation systems market showed signs of stabilization. In addition, U.S. procedure volumes increased slightly in fiscal year 2013, while the rate of pricing declines was fairly consistent with the prior

year. The U.S. and Western Europe markets were adversely affected by a number of factors, including competition and pricing pressures. The continued acceptance of our shock reduction and lead integrity alert technologies, our recently launched Viva/Brava family of CRT-D devices, increasing lead-to-port ratios, and share gains partially offset the decline in net sales of our defibrillation system products. Worldwide net sales of our pacing system products declined primarily due to unfavorable foreign currency translation, declines in the U.S. market caused by pricing pressures and declining implant volumes, and to a lesser extent, pricing pressures in the Western Europe market. The decline in net sales of our pacing system products was partially offset by international share gains driven mostly by the launch of our Advisa DR MRI SureScan pacemaker in Japan in the second quarter of fiscal year 2013. Worldwide net sales of our AF Solutions products increased primarily due to the continued global acceptance of the Arctic Front Cardiac CryoAblation Catheter (Arctic Front) system.

Coronary net sales for fiscal year 2013 were $1.773 billion, an increase of 11 percent over the prior fiscal year. The increase in Coronary net sales was primarily due to the continued strength of our Resolute Integrity drug-eluting coronary stent. We launched Resolute Integrity in Japan in the second quarter of fiscal year 2013 and in the U.S. in the fourth quarter of fiscal year 2012. Resolute Integrity's deliverability and unique diabetes indication has continued to receive strong customer acceptance and we received U.S. FDA approval for longer lengths of this product in the fourth quarter of fiscal year 2013. Growth was partially offset by unfavorable foreign currency translation as well as pricing pressures and competitive launches in Western Europe.

Structural Heart net sales for fiscal year 2013 were $1.133 billion, an increase of 4 percent over the prior fiscal year. The increase in Structural Heart net sales was primarily driven by strong sales of transcatheter aortic heart valves and growth in our cardiopulmonary product lines driven principally by a competitor's supply disruption. Growth was partially offset by unfavorable foreign currency translation and slowing market growth rates and increased competitive pressure for transcatheter aortic heart valves in Western Europe.

Endovascular net sales for fiscal year 2013 were $867 million, an increase of 11 percent over the prior fiscal year. The increase in Endovascular net sales was led by new product launches. Growth was driven by the Endurant Abdominal Aortic Aneurysm (AAA) Stent Graft System, which launched in Japan in the third quarter of fiscal year 2012, as well as the Valiant Captivia Thoracic Stent Graft System, which launched in the U.S. in the fourth quarter of fiscal year 2012 and in Japan and China in the first quarter of fiscal year 2013. Strong worldwide sales of our peripheral stent products and drug-eluting balloons also contributed to the growth. Growth was partially offset by unfavorable foreign currency translation and increased competitive pressure in the U.S.

The Cardiac and Vascular Group net sales for fiscal year 2012 were $8.482 billion, an increase of 4 percent over fiscal year 2011. Foreign currency translation had a favorable impact on net sales of approximately $174 million compared to fiscal year 2011. The Cardiac and Vascular Group's performance was a result of strong net sales in Structural Heart, Endovascular, and AF Solutions, and solid growth in CRDM pacing systems and Coronary, partially offset by declines in CRDM defibrillation systems. Additionally, the Cardiac and Vascular Group's performance was favorably affected by strong international results across all businesses and new products, with growth partially offset by the macroeconomic downturn, pricing pressures due to competition, slowing of certain market growth rates, and the trend of increased hospital ownership of physician practices. Additionally, the ICD utilization article in the January 2011 *Journal of the American Medical Association* and the hospital utilization investigation by the DOJ had an effect on the U.S. ICD market throughout fiscal year 2012. See the more detailed discussion of each business's performance below.

CRDM net sales for fiscal year 2012 were $5.007 billion, which was flat compared to fiscal year 2011. Worldwide net sales of our defibrillation system products declined primarily due to the decline in the U.S. market throughout fiscal year 2012. The U.S. market was affected by a number of factors, including the ICD utilization article in the January 2011 *Journal of the American Medical Association*, the hospital utilization investigation by the DOJ, and the trend of increased hospital ownership of physician practices. In the fourth quarter of fiscal year 2012, we began to see signs of stabilization in the U.S. ICD market. The decline in net sales of our defibrillation system products was partially offset by net sales growth from the Protecta SmartShock (Protecta) family of devices, which were launched in the U.S. during the fourth quarter of fiscal year 2011. Worldwide net sales of our pacing system products increased in fiscal year 2012 primarily due to growth in the U.S. for the Revo MRI SureScan pacing system, which was launched in the fourth quarter of fiscal year 2011, as well as growth, generally, outside the U.S. Additionally, worldwide net sales of our AF Solutions products increased primarily due to the continued acceptance in the U.S., and in certain markets outside the U.S., of the Arctic Front system.

Coronary net sales for fiscal year 2012 were $1.598 billion, an increase of 9 percent over fiscal year 2011. The increase in Coronary net sales was primarily due to growth outside the U.S., as well as the fourth quarter fiscal year 2012 U.S. launch of Resolute Integrity. Additionally, the acquisition and integration of Ardian, which was acquired in January 2011, contributed to the net sales growth.

Structural Heart net sales for fiscal year 2012 were $1.094 billion, an increase of 12 percent over fiscal year 2011. The increase in Structural Heart net sales was primarily due to growth outside the U.S, driven by the acceptance outside the U.S. of our CoreValve

transcatheter aortic heart valve. Additionally, the acquisition and integration of ATS Medical, which was acquired in August 2010, contributed to the net sales growth.

Endovascular net sales for fiscal year 2012 were $783 million, an increase of 18 percent over fiscal year 2011. The increase in Endovascular net sales was primarily driven by growth outside the U.S, driven by the performance of the Endurant AAA and Valiant Captivia Thoracic stent graft systems. Endurant AAA Stent Graft System net sales in the U.S. also contributed to the growth.

Looking ahead, we expect our Cardiac and Vascular Group could be affected by the following:

- Increasing pricing pressures and competition.
- Fluctuations in U.S. and certain Western Europe market growth rates for our defibrillation and pacing system products.
- Market acceptance and future growth from the Evera family of ICDs, which received CE Mark approval in February 2013 and U.S. FDA approval in May 2013. The Evera family of ICDs have increased battery longevity, advanced shock reduction technology, and a contoured shape with thin, smooth edges that better fits inside the body.
- Market acceptance and future growth from the Viva/Brava family of CRT-D devices and the Attain Performa portfolio of quadripolar leads. The Viva/Brava family of CRT-D devices utilizes a new algorithm, called AdaptivCRT, which improves patients' response rate to CRT-D therapy by preserving the patients' normal heart rhythms and continually adapting to individual patient needs. Our Viva/Brava CRT-D devices received CE Mark approval in August 2012 and U.S. FDA approval in May 2013. Paired with Medtronic Viva/Brava Quad CRT-D, Attain Performa leads provide additional options for physicians to optimize patient therapy. Our Attain Performa left-heart leads received CE Mark approval in March 2013.
- Continued and future growth from the Advisa DR MRI SureScan pacing system. The Advisa DR MRI SureScan is our second-generation MRI pacing system and is the first system to combine advanced pacing technology with proven MRI access. The Advisa DR MRI SureScan was launched in Europe during the fourth quarter of fiscal year 2010, in the U.S. in February 2013, and in Japan, where it is the first and currently the only MRI pacing system, in the second quarter of fiscal year 2013.
- Continued and future growth from the Arctic Front system, including the second generation Arctic Front Advance Cardiac Cryoballoon launched in the second quarter of fiscal year 2013. The Arctic Front system is a cryoballoon indicated in the U.S. for the treatment of drug refractory paroxysmal atrial fibrillation. The cryoballoon treatment involves a minimally invasive procedure that efficiently creates circumferential lesions around the pulmonary vein, which is the source of erratic electrical signals that cause irregular heartbeat.
- Continued acceptance of the Resolute Integrity drug-eluting coronary stent and the Integrity bare metal stent. The Resolute Integrity drug-eluting coronary stent was launched in Japan at the end of August 2012, in the U.S. in February 2012, and in Europe in August 2010. Also, in February 2013, the U.S. FDA approved longer lengths of our Resolute Integrity drug-eluting coronary stent, providing access to a larger portion of the U.S. drug-eluting stent market. We expect approval for longer lengths of our Resolute Integrity drug-eluting coronary stent in Japan during fiscal year 2014. While the global stent market continues to experience year-over-year declines, to date we have been successful in gaining share with this stent platform in those geographies where the product has been approved.
- Continued and future acceptance of renal denervation therapies. Commercially, we are still in the pre-reimbursement phase in many countries, and will likely remain in that phase until we obtain additional clinical data. Our Symplicity Catheter System, which addresses uncontrolled hypertension through renal denervation, or ablation of the nerves lining the renal arteries, has received CE Mark approval and Australia's Therapeutic Goods Administration listing, and was approved in Canada by the Therapeutic Products Directorate in the fourth quarter of fiscal year 2012. This summer, we anticipate CE Mark approval for our Symplicity Spyral multi-electrode catheter which will significantly reduce ablation time. We recently completed patient enrollment in our U.S. pivotal study and remain on track for U.S. approval in late fiscal year 2015. Enrollment in our Symplicity Trial in Japan is also underway.
- Continued growth in Japan from the Endurant AAA Stent Graft System, and continued growth worldwide of the Valiant Captivia Thoracic Stent Graft System. The Endurant AAA Stent Graft System received Pharmaceuticals and Medical Devices Agency approval and was launched in Japan during the third quarter of

fiscal year 2012. The Valiant Captivia Thoracic Stent Graft System was launched in the U.S. in the fourth quarter of fiscal year 2012 and in Japan and China in the first quarter of fiscal year 2013.

- Continued and future acceptance of the Endurant II AAA Stent Graft System. Our Endurant II AAA Stent Graft System was launched in Europe in the third quarter of fiscal year 2012 and in the U.S. in the first quarter of fiscal year 2013.
- Continued acceptance of our CoreValve transcatheter heart valve technologies for the replacement of the aortic valve. The CoreValve System has CE Mark approval and is currently available outside the U.S. The CoreValve 31 millimeter received CE Mark approval in the first quarter of fiscal year 2012. The CoreValve Evolut 23 millimeter valve, which promotes better sealing and provides future recapturability, was launched in Europe in the late first quarter of fiscal year 2013. We continue to make progress on the CoreValve System in the U.S. pivotal study; and remain on track to commercialize in the U.S. in fiscal year 2015. Additionally, patent litigation is pending in both Germany and the U.S.; for additional information, see Note 17 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.
- Continued and future growth from our Engager transcatheter aortic valve implantation system. The Engager System was launched in Europe in the fourth quarter of fiscal year 2013.

Restorative Therapies Group The Restorative Therapies Group is composed of the Spine, Neuromodulation, Diabetes, and Surgical Technologies businesses. Products in the Restorative Therapies Group include products for various areas of the spine, bone graft substitutes, biologic products, trauma, implantable neurostimulation therapies and drug delivery devices for the treatment of chronic pain, movement disorders, obsessive-compulsive disorder (OCD), overactive bladder, urinary retention, fecal incontinence and gastroparesis, external insulin pumps, subcutaneous CGM systems, products to treat conditions of the ear, nose, and throat, and devices that incorporate advanced energy technology. Additionally, this group manufactures and sells image-guided surgery and intra-operative imaging systems. The Restorative Therapies Group's net sales for fiscal year 2013 were $7.895 billion, an increase of 3 percent over the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of approximately $104 million when compared to the prior fiscal year. The Restorative Therapies Group's performance was a result of strong net sales in Surgical Technologies, as well as solid growth in Neuromodulation and Diabetes, partially offset by declines in Spine, primarily driven by BMP (comprised of INFUSE bone graft (InductOs in the EU) sales) and BKP. The Restorative Therapies Group's performance was favorably affected by the recent launches and continued adoption of new products, strong sales of capital equipment, the acquisitions of Salient and PEAK in the second quarter of fiscal year 2012, and continued signs of stabilization in the U.S. Core Spine market, and negatively affected by continued pricing and competitive pressures. See the more detailed discussion of each business's performance below.

Spine net sales for fiscal year 2013 were $3.131 billion, a decrease of 4 percent over the prior fiscal year. Core Spine and BMP net sales decreased 2 percent and 15 percent, respectively, as a result of continued pricing and competitive pressures, a challenging reimbursement environment in certain of our major markets, and unfavorable foreign currency translation. The U.S. Core Spine market showed signs of stabilization during fiscal year 2013, as supported by the flat fiscal year 2013 market and no significant changes in the underlying market conditions, including procedure trends, pricing pressure, or competitive dynamics. The net sales decline in Core Spine over the prior fiscal year was primarily driven by negative performance in BKP. Net sales in BKP declined 10 percent when compared to the prior fiscal year due to the continued decrease in demand, competitive pricing pressures, and reimbursement challenges with select payers. The decline in Core Spine from BKP was partially offset by recent launches of new products and therapies, including the second quarter launch of AMT implants, the Capstone Control, and Bryan ACD Instrument Set, as well as the continued adoption of Solera, Atlantis Vision Elite, and other biologics products. Core Spine also benefited from our focus on enabling technologies, including the O-Arm imaging, StealthStation surgical navigation, and Powerease powered surgical instruments. A strong contributing factor to the decline in Spine net sales was the decline in BMP net sales over the prior fiscal year. Significant declines in U.S. sales of INFUSE bone graft have continued since the June 2011 articles in *The Spine Journal* as further described below.

Neuromodulation net sales for fiscal year 2013 were $1.812 billion, an increase of 7 percent over the prior fiscal year. The increase in net sales was primarily due to the continued U.S. adoption of RestoreSensor spinal cord stimulator, new implant growth of Activa DBS system for movement disorder, and sales of InterStim Therapy for overactive bladder, urinary retention, and bowel control. Additionally, revenue growth in Western Europe was driven by sales of the SureScan spinal cord stimulation system, approved for full-body MRI scans. Growth was partially offset by unfavorable foreign currency translation.

Diabetes net sales for fiscal year 2013 were $1.526 billion, an increase of 3 percent over the prior fiscal year. The increase in net sales was driven by international sales of our Paradigm Veo insulin pump along with the Enlite CGM sensor, partially offset by a decline in insulin pump sales in the U.S. as we await U.S. FDA approval of MiniMed 530G and unfavorable foreign currency translation. Additionally, in the back half of fiscal year 2013 we deferred $23 million of revenue in the U.S. as we plan to convert some of the recently sold pumps to the new technology once it is approved.

Surgical Technologies net sales for fiscal year 2013 were $1.426 billion, an increase of 14 percent over the prior fiscal year. The increase in net sales was driven by sales of capital equipment, including O-arm imaging and StealthStation S7 surgical navigation systems, Midas Rex powered surgical equipment, and Advanced Energy products, including the Aquamantys bipolar sealers and PEAK PlasmaBlade electrosurgical products. Additionally, net sales were positively affected by balanced growth of disposables and service revenue in our Neurosurgery and ENT businesses. Growth was partially offset by unfavorable foreign currency translation.

The Restorative Therapies Group's net sales for fiscal year 2012 were $7.702 billion, an increase of 4 percent over the prior fiscal year. Foreign currency translation had a favorable impact on net sales of approximately $99 million when compared to the prior fiscal year. The Restorative Therapies Group's performance resulted from strong net sales in Diabetes and Surgical Technologies, as well as solid growth in Neuromodulation, partially offset by weaker net sales in Spine. The Restorative Therapies Group's performance was affected by strong international results across all businesses. The Restorative Therapies Group's performance was positively affected by the recent launch of notable products, sales force expansion, and the acquisitions of Salient and PEAK in the second quarter of fiscal year 2012, and negatively affected by the continued macroeconomic downturn, continued heightened payer scrutiny, competition, and the continued trend of increased hospital ownership of physician practices. See the more detailed discussion of each business's performance below.

Spine net sales for fiscal year 2012 were $3.267 billion, a decrease of 4 percent over fiscal year 2011. The decrease in Spine net sales was led by a 10 percent decline in U.S. sales partially offset by a 12 percent increase in sales outside the U.S. Additionally, Spine's performance was negatively affected by a decrease in the number of Spine procedures as certain patients are postponing elective procedures due to current macroeconomic factors, continued pricing and competitive pressures, questions raised about peer-reviewed literature associated with INFUSE, and a challenging reimbursement environment in certain of our major markets. More specifically, the decline in Spine's sales was due to a decline in sales of Core Spine, which was primarily due to negative performance in core metal constructs and BKP products. BKP's sales declined 6 percent, when compared to the prior fiscal year. The decline in BKP sales was due to the continued decrease in demand and competitive pricing pressures. The negative performance in Core Spine was partially offset by growth from the ongoing launch of new product lines, including Solera, Vertex Select, and Atlantis Vision Elite cervical plates, and positive performance from other biologics products, including MAGNIFUSE and GRAFTON. BMP also negatively affected Spine's performance, primarily due to the decline in sales of INFUSE bone graft, which declined 18 percent over the prior fiscal year. The decline in INFUSE bone graft sales was primarily driven by the June 2011 articles in *The Spine Journal* as further described below. Furthermore, Spine net sales were positively affected by growth outside the U.S., including the benefit from the joint venture with Shandong Weigao Group Medical Polymer Company Limited (Weigao).

Neuromodulation net sales for fiscal year 2012 were $1.700 billion, an increase of 7 percent over fiscal year 2011. The increase in net sales was primarily due to the growth of InterStim Therapy for overactive bladder, urinary retention, and bowel control, Synchromed II drug pumps for pain and spasticity relief, and Activa PC and RC DBS systems for movement disorders. Additionally, the full U.S. launch of RestoreSensor during the last week of the third quarter of fiscal year 2012 positively affected net sales growth.

Diabetes net sales for fiscal year 2012 were $1.481 billion, an increase of 10 percent over fiscal year 2011. The increase in net sales was led by international sales growth of 19 percent over the prior fiscal year. The net sales growth was the result of continued demand in certain markets outside the U.S. for our Veo and Enlite sensor. Additionally, worldwide sales of CGM systems positively affected our fiscal year 2012 net sales growth.

Surgical Technologies net sales for fiscal year 2012 were $1.254 billion, an increase of 21 percent over fiscal year 2011. The increase in net sales was driven by strong performance worldwide across the portfolio of ENT, Power Systems, and Navigation product lines, as well as growth across capital equipment, disposables, and service. Additionally, net sales for fiscal year 2012 were positively affected by the August 2011 acquisitions of Salient and PEAK.

Looking ahead, we expect our Restorative Therapies Group could be affected by the following:

- Changes in procedural volumes, competitive and pricing pressure, reimbursement challenges, and mix impacts from changes in our product offerings.
- Market acceptance of innovative new products, such as our Solera product line, Bryan ACD Instrument Set, and other biologics products, including MAGNIFUSE and GRAFTON products, and POWEREASE, a powered instrument solution for Solera.
- Market acceptance of BKP. We remain focused on generating evidence to better demonstrate the clinical and economic benefits for BKP. We will continue to tailor our BKP product offering to meet market needs and respond to competitive challenges.

- Continued market penetration with our BKP technology. We anticipate additional continued price pressures and competitive alternatives in the U.S. market in the future, while numerous competitors offer alternatives in Europe.

- Spine sales continue to be negatively affected by the June 2011 articles in *The Spine Journal*, and by the reaction from inquiries by governmental authorities, relating to our INFUSE bone graft product. *The Spine Journal* articles suggested that some physicians' peer-reviewed studies may have underreported complications and adverse events associated with INFUSE. These articles did not question the integrity of the data provided by Medtronic to the U.S. FDA for product approval or the disclosure of safety issues on the product's Instructions for Use for approved indications. As a result of these questions, in August 2011 we provided a grant to Yale University to oversee two independent, systematic reviews of data from completed clinical studies of INFUSE bone graft, as well as data from other Medtronic studies of rhBMP-2, the protein used in INFUSE. Yale independently assembled a panel of experts and commissioned Oregon Health & Sciences University and University of York in the United Kingdom to conduct the analyses of the data. The two systematic reviews, which were summarized in articles published in the *Annals of Internal Medicine* in June 2013, concluded, among other things, that INFUSE is an effective therapy in certain types of spine surgery, and that INFUSE entails a number of risks that should be considered by physicians and patients. Medtronic remains committed to the safe use of INFUSE bone graft for the approved indications, as supported by the safety data reported to the U.S. FDA.

- Integration of Kanghui into the Restorative Therapies Group. Kanghui was acquired on November 1, 2012. Kanghui has a broad portfolio of trauma and spine products focused on the growing value segment, and is beginning to expand into large-joint reconstruction. This acquisition is intended to increase our competitive position in the global value segment for orthopedic products.

- On December 3, 2012, Medtronic and Weigao, Medtronic's partner in a joint venture to distribute spinal and orthopedic products in China, signed a Separation Agreement to terminate early their joint venture established in 2007. The termination of the joint venture is contingent upon receipt of the requisite approvals from the relevant Chinese regulatory authorities. Pursuant to the terms of the agreement, Medtronic's exclusive distribution agreement with the joint venture to distribute Medtronic's spinal products in China terminated effective December 31, 2012. We believe this Separation Agreement will not materially impact the financial results of the Company.

- Resolution of issue with the U.S. FDA relating to our Neuromodulation business. In July 2012, we received a U.S. FDA warning letter regarding findings related primarily to our Neuromodulation corrective and preventative action (CAPA) and complaint handling processes. We are currently working with the U.S. FDA to resolve the issues. This warning letter may limit our ability to launch new Neuromodulation products in the U.S. until it is resolved.

- Continued acceptance of the Restore family of pain stimulators to treat chronic pain, including RestoreSensor, which is currently available in the U.S. and certain international markets. RestoreSensor is a neurostimulator for chronic pain that automatically adjusts to the patients' position changes.

- European and U.S. adoption of stimulators and leads approved for full-body MRI scans to treat chronic pain.

- Continued and future acceptance of our current indications for Medtronic DBS Therapy for the treatment of movement disorders, epilepsy (approved in Europe), and OCD. The DBS Therapy portfolio includes Activa PC, our small and advanced primary cell battery, and Activa RC, a rechargeable DBS device. Additionally, Activa SC, a single-channel primary cell device, was approved in the U.S. and Europe in fiscal year 2011 and launched in Japan during the fourth quarter of fiscal year 2012.

- Continued acceptance of InterStim Therapy for the treatment of the symptoms of overactive bladder, urinary retention, and bowel control.

- Continued acceptance from both physicians and patients of insulin-pump therapy and CGM therapy and continued acceptance and improved reimbursement of CGM technologies. The Veo insulin pump is available in certain international markets and offers low-glucose suspend, which assists in protecting against the risk of hypoglycemia by automatically suspending insulin delivery when glucose falls below a specified threshold set by the user. In the U.S., the MiniMed 530G insulin pump and Enlite sensor are currently pending U.S. FDA approval. The Enlite sensor has been available in certain international markets since the fourth quarter of fiscal year 2011. We expect approval of our next-generation MiniMed 640G pump system in Western Europe this summer.

- Continued contributions from Salient and PEAK to our Surgical Technologies business. Salient and PEAK were acquired in August 2011. Salient develops and markets devices for haemostatic sealing of soft tissue and bone incorporating advanced energy technology. PEAK develops and markets tissue dissection devices incorporating advanced energy technology. We believe these acquisitions have increased our competitive position in this market.
- Continued acceptance of the Surgical Technologies StealthStation S7 and O-Arm Imaging Systems, especially with Synergy Spine 2.0 and the O-Arm 3.1.4.

Costs and Expenses

The following is a summary of major costs and expenses as a percent of net sales:

	Fiscal Year		
	2013	2012	2011
Cost of products sold	24.9%	24.0%	23.9%
Research and development expense	9.4	9.2	9.5
Selling, general, and administrative expense	34.3	34.7	35.0
Restructuring charges, net	1.0	0.5	1.7
Certain litigation charges, net	1.5	0.6	1.6
Acquisition-related items	(0.3)	0.1	0.1
Amortization of intangible assets	2.0	2.1	2.2
Other expense, net	0.7	2.2	0.7
Interest expense, net	0.9	0.9	1.8

Cost of Products Sold Cost of products sold was $4.126 billion in fiscal year 2013, representing 24.9 percent of net sales, reflecting an increase of 0.9 of a percentage point from fiscal year 2012. Cost of products sold as a percent of net sales was negatively impacted primarily by unfavorable foreign currency, and to a lesser extent, shifts in product mix and $10 million of expense recorded within cost of products sold during fiscal year 2013 related to the fiscal year 2013 restructuring initiative for inventory write-offs of discontinued product lines and production-related asset impairments. We continue to focus on mitigating pricing pressure through our five-year, $1.2 billion cost of products sold reduction program.

Cost of products sold was $3.889 billion in fiscal year 2012, representing 24.0 percent of net sales, reflecting an increase of 0.1 of a percentage point from fiscal year 2011. Cost of products sold as a percent of net sales was negatively impacted primarily by shifts in product mix, partially offset by favorable foreign currency translation. In fiscal year 2012, we completed our initial $1 billion cost of products sold reduction program.

Research and Development During fiscal year 2013, we continued to invest in new technologies and evidence creation to drive future growth. R&D spending was $1.557 billion in fiscal year 2013, representing 9.4 percent of net sales, an increase of 0.2 of a percentage point from fiscal year 2012. During fiscal year 2013, we continued to invest in new technologies and evidence creation to drive future growth.

R&D expense was $1.490 billion in fiscal year 2012, representing 9.2 percent of net sales, a decrease of 0.3 of a percentage point from fiscal year 2011.

We remain committed to developing technological enhancements and new indications for existing products, and less invasive and new technologies for new and emerging markets to address unmet medical needs. That commitment leads to our initiation and participation in many clinical trials each fiscal year as the demand for clinical and economic evidence remains high. Furthermore, we expect our development activities to help reduce patient care costs and the length of hospital stays in the future. In addition to our investment in research and development, we continue to access new technologies in areas served by our existing businesses, as well as in new areas, through acquisitions, licensing agreements, alliances, and certain strategic equity investments.

Selling, General, and Administrative Fiscal year 2013 selling, general, and administrative expense was $5.698 billion, which as a percent of net sales decreased by 0.4 of a percentage point from fiscal year 2012 to 34.3 percent. Fiscal year 2012 selling, general, and administrative expense was $5.623 billion, which as a percent of net sales decreased by 0.3 of a percentage point from fiscal year 2011 to 34.7 percent.

Selling, general, and administrative expense was positively impacted by our continued focus on several initiatives to leverage our expenses while continuing to invest in new product launches and investing in our sales force in faster growing businesses, products,

and geographies. For fiscal year 2012, the impact of these initiatives was partially offset by incremental bad debt expense in our Diabetes business and in Italy.

Restructuring Charges, Net, Certain Litigation Charges, Net, and Acquisition-Related Items We believe that in order to properly understand our short-term and long-term financial trends, investors may find it useful to consider the impact of restructuring charges, net, certain litigation charges, net, and acquisition-related items. Restructuring charges, net, certain litigation charges, net, and acquisition-related items recorded during fiscal years 2013, 2012, and 2011 were as follows:

	Fiscal Year		
(in millions)	**2013**	**2012**	**2011**
Restructuring charges, net[1]	$ 182	$ 87	$ 270
Certain litigation charges, net	245	90	245
Acquisition-related items	(49)	12	14
Total restructuring charges, net, certain litigation charges, net, and acquisition-related items	378	189	529
Net tax impact of restructuring charges, net, certain litigation charges, net, and acquisition-related items[1]	(47)	(56)	(99)
Total restructuring charges, net, certain litigation charges, net, and acquisition-related items, net of tax[1]	$ 331	$ 133	$ 430

(1) For fiscal years 2013 and 2011, restructuring charges, net and the related tax impact within this table include the impact of amounts recorded within *cost of products sold* in the consolidated statements of earnings related to the fiscal year 2013 initiative and fiscal year 2011 initiative, respectively.

Restructuring Charges, Net

Fiscal Year 2013 Initiative

In the fourth quarter of fiscal year 2013, we recorded a $192 million restructuring charge, which consisted of employee termination costs of $150 million, asset write-downs of $13 million, contract termination costs of $18 million, and other related costs of $11 million. Of the $13 million of asset write-downs, $10 million related to inventory write-offs of discontinued product lines and production-related asset impairments, and therefore, was recorded within *costs of products sold* in the consolidated statements of earnings. The fiscal year 2013 initiative was designed to scale back our infrastructure in slower growing areas of our business, while continuing to invest in geographies, businesses, and products where we anticipate faster growth. A number of factors have contributed to ongoing challenging market dynamics, including increased pricing pressure, various governmental austerity measures, and the U.S. medical device excise tax.

As of the end of the fourth quarter of fiscal year 2013, we identified approximately 2,000 positions for elimination to be achieved through involuntary and voluntary separation. The fiscal year 2013 initiative is scheduled to be substantially complete by the end of the fourth quarter of fiscal year 2014 and is expected to produce annualized operating savings of approximately $200 to $225 million. These savings will arise mostly from reduced compensation expense. In the first quarter of fiscal year 2014, we expect to incur an additional restructuring charge of $25 to $35 million, primarily related to contract termination fees.

Fiscal Year 2012 Initiative

In the fourth quarter of fiscal year 2012, we recorded a $118 million restructuring charge, which consisted of employee termination costs of $66 million, asset write-downs of $9 million, contract termination costs of $30 million, and other related costs of $13 million. The fiscal year 2012 initiative was designed to reduce general, administrative, and indirect distribution costs in certain organizations within the Company while prioritizing investment in research and development, and sales and marketing in those organizations within the Company where faster growth is anticipated, such as emerging markets and new technologies.

As of the end of the fourth quarter of fiscal year 2012, we identified approximately 1,000 positions for elimination to be achieved through involuntary and voluntary separation. As of April 26, 2013, the fiscal year 2012 initiative was substantially complete and is expected to produce annualized operating savings of approximately $100 to $125 million. These savings will arise mostly from reduced compensation expense.

In the fourth quarter of fiscal year 2013, the Company recorded a $10 million reversal of excess restructuring reserves related to the fiscal year 2012 initiative. This reversal was primarily a result of revisions to particular strategies and certain employees identified for elimination finding other positions within the Company.

Fiscal Year 2011 Initiative

In the fourth quarter of fiscal year 2011, we recorded a $272 million restructuring charge (including $2 million of restructuring charges related to the Physio-Control business presented as divestiture-related costs within discontinued operations), which consisted of employee termination costs of $177 million, asset write-downs of $24 million, contract termination fees of $45 million, and other related costs of $26 million. The fiscal year 2011 initiative was designed to restructure the business to align its cost structure to current market conditions and continue to position us for long-term sustainable growth in emerging markets and new technologies. Included in the $177 million of employee termination costs were severance and the associated costs of continued medical benefits and outplacement services, as well as $15 million of incremental defined benefit pension and post-retirement related expenses for employees that accepted voluntary early retirement packages. For further discussion on the incremental defined benefit pension and post-retirement related expenses, see Note 14 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K. Of the $24 million of asset write-downs, $11 million related to inventory write-offs of discontinued product lines and production-related asset impairments, and therefore, was recorded within *cost of products sold* in the consolidated statements of earnings. Additionally, included in the other related costs was a $19 million intangible asset impairment related to the discontinuance of a product line within the Structural Heart business.

As of the end of the fourth quarter of fiscal year 2011, we identified approximately 2,100 net positions (including 55 net positions at Physio-Control) for elimination which were achieved through voluntary early retirement packages, voluntary separation, and involuntary separation. As of April 27, 2012, the fiscal year 2011 initiative was substantially complete and is expected to produce annualized operating savings of approximately $225 to $250 million. These savings will arise mostly from reduced compensation expense.

In the fourth quarter of fiscal year 2012, the Company recorded a $31 million reversal of excess restructuring reserves related to the fiscal year 2011 initiative. This reversal was primarily a result of certain employees identified for elimination finding positions elsewhere within the Company, favorable severance negotiations outside the U.S., and more favorable than expected outcomes in the sub-leasing of previously vacated properties.

For additional information, see Note 3 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

Certain Litigation Charges, Net We classify material litigation reserves and gains recognized as certain litigation charges, net.

During fiscal year 2013, we recorded certain litigation charges, net of $245 million related to probable and reasonably estimated damages resulting from patent litigation with Edwards Lifesciences, Inc. See Note 17 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for additional information.

During fiscal year 2012, we recorded certain litigation charges, net of $90 million related to the agreement to settle the federal securities class action initiated in December 2008 by the Minneapolis Firefighters' Relief Association. During the fourth quarter of fiscal year 2012, Medtronic settled all of these class claims for $85 million and incurred $5 million in additional litigation fees.

During fiscal year 2011, we recorded certain litigation charges, net of $245 million related primarily to a $221 million settlement involving the Sprint Fidelis family of defibrillation leads and charges for certain Other Matters litigation. The Sprint Fidelis settlement related to the resolution of certain outstanding product liability litigation related to the Sprint Fidelis family of defibrillation leads that were subject to a field action announced October 15, 2007. During the third quarter of fiscal year 2012, we paid out the settlement for both the Sprint Fidelis settlement and for certain Other Matters litigation. See Note 17 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for additional information.

Acquisition-Related Items During fiscal year 2013, we recorded net income from acquisition-related items of $49 million, including income of $62 million related to the change in fair value of contingent milestone payments associated with acquisitions subsequent to April 29, 2009. The change in fair value of contingent milestone payments is primarily related to adjustments in Ardian contingent commercial milestone payments, which are based on annual revenue growth through fiscal year 2015, due to slower commercial ramp in Europe. Additionally, during fiscal year 2013, we recorded transaction costs of $13 million in connection with the acquisition of Kanghui, an IPR&D impairment charge of $5 million related to a technology recently acquired by the Structural Heart business, and $5 million of transaction costs related to the divestiture of the Physio-Control business, and recognized $10 million of income related to the reversal of an acquired contingent liability from ATS Medical.

During fiscal year 2012, we recorded net charges from acquisition-related items of $12 million. In connection with the acquisitions of Salient and PEAK, we recognized gains of $32 million and $6 million, respectively, on our previously-held investments. In connection with these acquisitions, we began to assess and formulate a plan for the elimination of duplicative positions and the termination of certain contractual obligations. As a result, we incurred approximately $5 million of certain acquisition-related costs, which included legal fees, severance costs, change in control costs, and contract termination costs. Additionally, we recorded

$45 million of charges related to the change in fair value of contingent milestone payments associated with acquisitions subsequent to April 29, 2009.

During fiscal year 2011, we recorded net charges from acquisition-related items of $14 million. This amount includes $99 million of costs, of which $55 million related to certain acquisition-related costs that were incurred related to the acquisitions of ATS Medical, Osteotech, and Ardian, $30 million related to IPR&D charges, and $14 million related to the change in fair value of contingent milestone payments associated with acquisitions subsequent to April 24, 2009. These costs were partially offset by an $85 million gain recognized on the acquisition of Ardian related to our previously-held 11.3 percent ownership position. IPR&D charges of $15 million related to asset purchases in the Structural Heart and Surgical Technologies businesses and $15 million of IPR&D charges related to a milestone payment under the existing terms of a royalty-bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. Since product commercialization of these assets had not yet been achieved, in accordance with authoritative guidance, the payments were immediately expensed as IPR&D since technological feasibility had not yet been reached and such technology had no future alternative use. The acquisition-related costs included legal fees, severance costs, change in control costs, banker fees, contract termination costs, and other professional services fees that were expensed in the period.

See Note 4 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for further discussion on IPR&D charges.

We are responsible for the valuation of IPR&D charges. The values assigned to IPR&D are based on valuations that have been prepared using methodologies and valuation techniques consistent with those used by independent appraisers. All values were determined by identifying research projects in areas for which technological feasibility had not been established. Additionally, the values were determined by estimating the revenue and expenses associated with a project's sales cycle and the amount of after-tax cash flows attributable to these projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

At the time of acquisition, we expect that all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing, and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, or delays or issues with patent issuance, or validity and litigation. If commercial viability were not achieved, we would likely look to other alternatives to provide these therapies.

See the "Acquisitions" section of this management's discussion and analysis for detailed discussion of each material acquisition in fiscal years 2013, 2012, and 2011.

Amortization of Intangible Assets Amortization of intangible assets includes the amortization expense of our definite-lived intangible assets consisting of patents, trademarks, tradenames, purchased technology, and other intangible assets. In fiscal year 2013, amortization expense was $331 million as compared to $335 million in fiscal year 2012. The $4 million decrease in amortization expense for fiscal year 2013 was primarily due to certain intangible assets that became fully amortized and life extension of certain patents, thereby reducing ongoing amortization expense, partially offset by amortization expense related to the third quarter fiscal year 2013 acquisition of Kanghui and the second quarter fiscal year 2012 acquisitions of Salient and PEAK.

In fiscal year 2012, amortization expense was $335 million, a decrease of $4 million from $339 million in fiscal year 2011. The decrease was primarily due to certain intangible assets that became fully amortized, thereby reducing ongoing amortization expense, partially offset by the fiscal year 2011 acquisitions of ATS Medical, Osteotech, and Ardian and the second quarter fiscal year 2012 acquisitions of Salient and PEAK.

Other Expense, Net Other expense, net includes royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses, impairment charges on equity securities, the Puerto Rico excise tax, and the U.S. medical device excise tax. In fiscal year 2013, other expense, net was $108 million, a decrease of $256 million from $364 million in the prior fiscal year. The decrease was primarily due to the impact of foreign currency gains and losses. Total foreign currency gains recorded in fiscal year 2013 were $27 million compared to losses of $195 million in the prior fiscal year. In addition, the realized gains on certain available-for-sale marketable equity securities increased compared to the prior fiscal year, which were substantially offset by the U.S. medical device excise tax of $21 million that went into effect January 1, 2013. We currently estimate that our annual U.S. medical device excise tax could be within the range of $100 to $150 million pre-tax.

In fiscal year 2012, other expense, net was $364 million, an increase of $254 million from $110 million in the prior fiscal year. The increase was primarily due to the impact of foreign currency gains and losses. Total foreign currency losses recorded in fiscal year 2012 were $195 million compared to gains of $61 million in the prior fiscal year. The increase in hedging losses was partially

offset by realized gains of $51 million on certain available-for-sale marketable equity securities in fiscal year 2012. Also contributing to the increase in other expense, net, was $100 million related to the Puerto Rico excise tax for fiscal year 2012 compared to $38 million for the prior fiscal year. The Puerto Rico excise tax was substantially offset by a corresponding tax benefit which was recorded within *provision for income taxes* in the consolidated statements of earnings.

Interest Expense, Net Interest expense, net includes interest earned on our cash, cash equivalents and investments, interest incurred on our outstanding borrowings, amortization of debt issuance costs and debt discounts, the net realized and unrealized gain or loss on trading securities, ineffectiveness on interest rate derivative instruments, and the net realized gain or loss on the sale or impairment of available-for-sale debt securities. In fiscal year 2013, interest expense, net was $151 million, as compared to $149 million in fiscal year 2012. For fiscal year 2013, interest expense, net remained consistent with fiscal year 2012. Compared to fiscal year 2012, increased interest income from higher investment balances and increased realized gains on sales of available-for-sale debt securities were offset by increased interest expense from higher average outstanding long-term debt.

In fiscal year 2012, interest expense, net was $149 million, as compared to $278 million in fiscal year 2011. The decrease of $129 million in fiscal year 2012 was primarily the result of decreased interest expense due to lower interest rates on our outstanding debt in comparison to fiscal year 2011 and reduced debt discount amortization due to repayment of $2.200 billion of Senior Convertible Notes in April 2011. Additionally, interest income increased due to higher investment balances in comparison to fiscal year 2011.

See our discussion in the "Liquidity and Capital Resources" section of this management's discussion and analysis for more information regarding our investment portfolio.

Income Taxes

	Fiscal Year			Percentage Point Increase (Decrease)	
(dollars in millions)	**2013**	**2012**	**2011**	**FY13/12**	**FY12/11**
Provision for income taxes	$ 784	$ 730	$ 609	N/A	N/A
Effective tax rate	18.4%	17.6%	16.6%	0.8	1.0
Net tax impact of restructuring charges, net, certain litigation charges, net, and acquisition-related items	(0.5)	0.5	0.3	(1.0)	0.2
Non-GAAP nominal tax rate[(1)]	17.9%	18.1%	16.9%	(0.2)	1.2

(1) Non-GAAP nominal tax rate is defined as the income tax provision as a percentage of earnings before income taxes, excluding special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, and certain tax adjustments. We believe that the resulting non-GAAP financial measure provides useful information to investors because it excludes the effect of these discrete items so that investors can compare our recurring results over multiple periods. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP financial measure may not be the same or similar to measures presented by other companies.

Our effective tax rate from continuing operations of 18.4 percent increased by 0.8 of a percentage point from fiscal year 2012 to fiscal year 2013. The increase in our effective tax rate was due to the net tax impact of restructuring charges, net, acquisition-related items, certain litigation charges, net, and the impact of operational tax benefits described below. Our non-GAAP nominal tax rate for fiscal year 2013 was 17.9 percent compared to 18.1 percent in the prior fiscal year. The decrease in our non-GAAP nominal tax rate for fiscal year 2013 as compared to the prior fiscal year was primarily due to the impact of operational tax benefits.

During fiscal year 2013, we recorded $72 million in operational tax benefits. This included a $30 million net benefit associated with the resolution of U.S. federal, state, and foreign income tax audits, finalization of certain tax returns, and changes to uncertain tax position reserves. As a result of the retroactive renewal and extension of the U.S. federal research and development tax credit, a $12 million benefit was also recorded as an operational tax benefit during fiscal year 2013. In addition, we recorded a $24 million benefit associated with foreign dividend distributions and a $6 million benefit associated with the release of a valuation allowance associated with the usage of a capital loss carryover.

The fiscal year 2012 effective tax rate from continuing operations of 17.6 percent increased by 1.0 percentage point from the prior fiscal year. The increase in our effective tax rate was primarily due to the incremental tax benefits derived in fiscal year 2011 compared to those recognized during fiscal year 2012. The fiscal year 2011 tax rate included benefits from the retroactive renewal and extension of the U.S. federal research and development tax credit, the resolution of U.S. federal, state, and foreign income tax audits, and foreign dividend distributions. The fiscal year 2012 benefits include an increased U.S. tax credit associated with the Puerto Rico excise tax, the tax benefit associated with the release of a valuation allowance, and the impact of restructuring

charges, net, certain litigation charges, net, and acquisition-related items. Our non-GAAP nominal tax rate for fiscal year 2012 was 18.1 percent compared to 16.9 percent in the prior fiscal year. The increase in our non-GAAP nominal tax rate for fiscal year 2012 as compared to the prior fiscal year was primarily due to the operational tax benefits and the impact of the Puerto Rico excise tax.

During fiscal year 2012, we recorded $70 million in operational tax benefits. This included a $37 million net benefit associated with the resolution of U.S. federal, state, and foreign income tax audits, finalization of certain tax returns, and changes to uncertain tax position reserves. In addition, in fiscal year 2012, we entered into a sale-leaseback agreement that was recorded as a capital lease and as a result of the transaction, we recorded a $33 million benefit associated with the release of a valuation allowance associated with the usage of a capital loss carryover.

Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to our allocation are required between jurisdictions with different tax rates. Tax authorities periodically review our tax returns and propose adjustments to our tax filings. The U.S. Internal Revenue Service (IRS) has settled its audits with us for all years through fiscal year 2004. Tax years settled with the IRS may remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries. The major foreign jurisdictions where the Company conducts business have generally concluded all material tax matters through fiscal year 2004. In addition, substantially all material state and local tax matters have been concluded through fiscal year 2004.

In March 2009, the IRS issued its audit report for fiscal years 2005 and 2006. We reached agreement with the IRS on some but not all matters related to these fiscal years. On December 23, 2010, the IRS issued a statutory notice of deficiency with respect to the remaining issues. We filed a Petition with the U.S. Tax Court on March 21, 2011 objecting to the deficiency. During October and November 2012, we reached resolution with the IRS on various matters, including the deductibility of a settlement payment. The remaining unresolved issues relate to the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary operating in Puerto Rico, which is one of our key manufacturing sites.

In October 2011, the IRS issued its audit report for fiscal years 2007 and 2008. We reached agreement with the IRS on some but not all matters related to these fiscal years. The significant issues that remain unresolved relate to the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary operating in Puerto Rico, and proposed adjustments associated with the tax effects of our acquisition of Kyphon Inc. (Kyphon). Associated with the Kyphon acquisition, we entered into an intercompany transaction whereby the Kyphon U.S. tangible assets were sold to another wholly-owned Medtronic subsidiary in a taxable transaction. The IRS has disagreed with our valuation of these assets and proposed that all U.S. goodwill, the value of the ongoing business, and the value of the workforce in place related to the Kyphon acquisition be included in the tangible asset sale. We disagree that these items were sold, as well as with the IRS valuation of these items. The IRS continues to evaluate the overall transaction that Medtronic entered into and because a foreign subsidiary acquired part of Kyphon directly from the Kyphon shareholders, the IRS has argued that a deemed taxable event occurred. We disagree with the IRS and are currently attempting to resolve these matters at the IRS Appellate level and will proceed through litigation, if necessary.

Our reserves for uncertain tax positions relate to unresolved matters with the IRS and other taxing authorities. These reserves are subject to a high degree of estimation and management judgment. Resolution of these significant unresolved matters, or positions taken by the IRS or foreign tax authorities during future tax audits, could have a material impact on our financial results in future periods. We continue to believe that our reserves for uncertain tax positions are appropriate and that we have meritorious defenses for our tax filings and will vigorously defend them during the audit process, appellate process, and through litigation in courts, as necessary.

See Note 13 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for additional information.

Liquidity and Capital Resources

(dollars in millions)	Fiscal Year 2013	Fiscal Year 2012
Working capital	$ 13,902	$ 10,409
Current ratio*	4.6:1.0	2.8:1.0
Cash, cash equivalents, and current investments	$ 11,071	$ 9,350
Non-current investments in debt, marketable equity and trading securities**	293	439
Total	$ 11,364	$ 9,789
Short-term borrowings and long-term debt	$ 10,651	$ 10,633
Net cash position***	$ 713	$ (844)

* Current ratio is the ratio of current assets to current liabilities.

** Non-current investments include debt, marketable equity, and trading securities that are not considered readily available to fund current operations.

*** Net cash position is the sum of cash, cash equivalents, current investments, and non-current investments in debt, marketable equity, and trading securities less short-term borrowings and long-term debt.

As of April 26, 2013, we believe our strong balance sheet and liquidity provide us with flexibility in the future. We believe our existing cash and investments, as well as our $2.250 billion syndicated credit facility and related commercial paper program ($125 million of commercial paper outstanding as of April 26, 2013), will satisfy our foreseeable working capital requirements for at least the next 12 months. However, we periodically consider various financing alternatives and may, from time to time, seek to take advantage of favorable interest rate environments or other market conditions. We also generally expect to refinance maturities of long-term debt. At April 26, 2013, our Standard & Poor's (S&P) Ratings Services ratings remain unchanged as compared to those at April 27, 2012 with long-term debt ratings of A+ and strong short-term debt ratings of A-1+. On March 14, 2013, Moody's Investors Service (Moody's) downgraded our long-term debt rating to A2 from A1. The downgrade of our long-term debt rating by Moody's reflects their belief that the Company will add future debt to help fund shareholder initiatives and potential U.S. acquisitions. We do not expect this downgrade to have a significant impact on our liquidity or future flexibility to access additional liquidity given our strong balance sheet and existing cash and investments, as well as our syndicated credit facility and related commercial paper program discussed above and within the "Debt and Capital" section of this management's discussion and analysis. Moody's short-term debt rating remains unchanged at P-1 as compared to the fiscal year ended April 27, 2012.

Our net cash position in fiscal year 2013 increased by $1.557 billion as compared to fiscal year 2012. See the "Summary of Cash Flows" section of this management's discussion and analysis for further information.

We have future contractual obligations and other minimum commercial commitments that are entered into in the normal course of business. We believe our off-balance sheet arrangements do not have a material current or anticipated future effect on our consolidated earnings, financial position, or cash flows. See the "Off-Balance Sheet Arrangements and Long-Term Contractual Obligations" section of this management's discussion and analysis for further information.

Note 17 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K provides information regarding amounts we have accrued related to significant legal proceedings. In accordance with U.S. GAAP, we record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. For the fiscal year ended April 26, 2013, we have made payments related to certain legal proceedings. For information regarding these payments, please see the "Restructuring Charges, Net, Certain Litigation Charges, Net, and Acquisition-Related Items" section of this management's discussion and analysis.

A significant amount of our earnings occur outside the U.S., and are indefinitely reinvested in non-U.S. subsidiaries, resulting in a majority of our cash, cash equivalents, and investments being held by such non-U.S. subsidiaries. As of April 26, 2013 and April 27, 2012, approximately $10.930 billion and $9.121 billion, respectively, of cash, cash equivalents, and investments in marketable debt and equity securities were held by our non-U.S. subsidiaries. These funds are available for use by our non-U.S. operations. We continue to be focused on goals to grow our business through increased globalization of the Company, as demonstrated by the recent acquisition of Kanghui in China, as emerging markets continue to be a significant driver of potential growth. However, if these funds were repatriated to the U.S. or used for U.S. operations, the amounts would generally be subject to U.S. tax. As a result, we continue to accumulate earnings in non-U.S. subsidiaries for investment in operations outside the U.S. and to use cash generated from U.S. operations as well as short- and long-term borrowings to meet our U.S. cash needs. Should we require more capital in the U.S. than is generated by our U.S. operations, we could elect to repatriate earnings from our non-

U.S. subsidiaries or raise additional capital in the U.S. through debt or equity issuances. These alternatives could result in higher effective tax rates, increased interest expense, or other dilution of our earnings.

Cash, cash equivalents, and investments at April 27, 2012 includes $153 million of cash invested in short-term instruments held in an indemnification trust established for self-insurance coverage for our directors and officers. In August 2012, we purchased $300 million of directors and officers insurance coverage and commenced termination of the previously established self-insurance indemnification trust. The termination of the Company's indemnification trust, including the liquidation of approximately $153 million thereunder, was completed during the second quarter of fiscal year 2013.

We have investments in marketable debt securities that are classified and accounted for as available-for-sale. Our debt securities include U.S. government and agency securities, foreign government and agency securities, corporate debt securities, certificates of deposit, mortgage-backed securities, other asset-backed securities, and auction rate securities. Some of our investments may experience reduced liquidity due to changes in market conditions and investor demand. Our auction rate security holdings have experienced reduced liquidity in recent years due to changes in investor demand. Although our auction rate securities are currently illiquid and other securities could become illiquid, we believe we could liquidate a substantial amount of our portfolio without incurring a material impairment loss.

For the fiscal year ended April 26, 2013, the total other-than-temporary impairment losses on available-for-sale debt securities were not significant. Based on our assessment of the credit quality of the underlying collateral and credit support available to each of the remaining securities in which we are invested, we believe we have recorded all necessary other-than-temporary impairments as we do not have the intent to sell, nor is it more likely than not that we will be required to sell, before recovery of the amortized cost. However, as of April 26, 2013, we have $25 million of gross unrealized losses on our aggregate short-term and long-term available-for-sale debt securities of $10.300 billion; if market conditions deteriorate, some of these holdings may experience other-than-temporary impairment in the future which could have a material impact on our financial results. Management is required to use estimates and assumptions in its valuation of our investments, which requires a high degree of judgment, and therefore, actual results could differ materially from those estimates. See Note 6 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for additional information regarding fair value measurements.

Summary of Cash Flows

(in millions)	Fiscal Year 2013	Fiscal Year 2012	Fiscal Year 2011
Cash provided by (used in):			
Operating activities	$ 4,883	$ 4,470	$ 3,741
Investing activities	(3,101)	(2,662)	(1,734)
Financing activities	(2,101)	(1,882)	(2,006)
Effect of exchange rate changes on cash and cash equivalents	7	(71)	62
Net change in cash and cash equivalents	$ (312)	$ (145)	$ 63

Operating Activities Our net cash provided by operating activities was $4.883 billion for the fiscal year ended April 26, 2013 compared to $4.470 billion for the prior year. The $413 million increase in net cash provided by operating activities was primarily attributable to an increase in accounts receivable collections, primarily in certain Southern European countries, and a decrease in inventories, partially offset by a decrease in accrued income taxes due to the timing of certain tax payments during fiscal year 2013 as compared to the prior fiscal year.

Our net cash provided by operating activities was $4.470 billion for the fiscal year ended April 27, 2012 compared to $3.741 billion for the fiscal year ended April 29, 2011. The $729 million increase in net cash provided by operating activities was primarily attributable to the increase in earnings and increases in accrued income taxes and accrued liabilities, partially offset by the gain on sale of Physio-Control, a decrease in certain litigation charges, net, and an increase in certain litigation payments as compared to the prior fiscal year.

Investing Activities Our net cash used in investing activities was $3.101 billion for the fiscal year ended April 26, 2013 compared to $2.662 billion for the prior year. The $439 million increase in net cash used in investing activities was primarily attributable to an increase in cash used for acquisitions in comparison to the prior fiscal year and the proceeds from divestiture of Physio-Control last year, partially offset by a decrease in net purchases and sales and maturities of marketable securities.

Our net cash used in investing activities was $2.662 billion for the fiscal year ended April 27, 2012 compared to $1.734 billion for the prior year. The $928 million increase in cash used in investing activities was primarily attributable to increased net investing

in marketable securities in fiscal year 2012, partially offset by proceeds from the divestiture of Physio-Control and a decrease in cash used for acquisitions in comparison to the prior fiscal year. The increased net investing in marketable securities in fiscal year 2012 resulted primarily from a decrease in sales of marketable securities as compared to fiscal year 2011, during which period we sold securities to repay maturing debt.

Financing Activities We had net cash used in financing activities of $2.101 billion for the fiscal year ended April 26, 2013 compared to $1.882 billion for the prior year. The $219 million increase in cash used in financing activities primarily resulted from a $627 million decrease in net borrowings (long-term debt issuances and short-term borrowings in excess of payments), partially offset by higher levels of common stock issuances under employee stock purchase and award plans and a $159 million net decrease in cash returned to shareholders in the form of dividends and common stock repurchases compared to the prior fiscal year.

We had net cash used in financing activities of $1.882 billion for the fiscal year ended April 27, 2012 compared to $2.006 billion for the prior fiscal year. The $124 million decrease in cash used in financing activities was primarily attributable to a $583 million increase in net borrowings (long-term debt issuances and short-term borrowings in excess of payments) partially offset by a $352 million increase in cash returned to shareholders in the form of dividends and common stock repurchases as compared to fiscal year 2011.

Off-Balance Sheet Arrangements and Long-Term Contractual Obligations

We acquire assets still in development, enter into research and development arrangements, and sponsor certain clinical trials that often require milestone and/or royalty payments to a third-party, contingent upon the occurrence of certain future events. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of a product or upon certain pre-designated levels of achievement in clinical trials. In addition, if required by the arrangement, we may have to make royalty payments based on a percentage of sales related to the product under development or in the event that regulatory approval for marketing is obtained. In situations where we have no ability to influence the achievement of the milestone or otherwise avoid the payment, we have included those milestone or minimum royalty payments in the following table. However, the majority of these arrangements give us the discretion to unilaterally make the decision to stop development of a product or cease progress of a clinical trial, which would allow us to avoid making the contingent payments. Although we are unlikely to cease development if a device successfully achieves clinical testing objectives, these payments are not included in the table of contractual obligations because of the contingent nature of these payments and our ability to avoid them if we decided to pursue a different path of development or testing. See Note 4 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for additional information regarding contingent consideration.

In the normal course of business, we periodically enter into agreements that require us to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of our products or the negligence of our personnel or claims alleging that our products infringe third-party patents or other intellectual property. Our maximum exposure under these indemnification provisions cannot be estimated, and we have not accrued any liabilities within our consolidated financial statements or included any indemnification provisions in our commitments table. Historically, we have not experienced significant losses on these types of indemnification obligations.

We believe our off-balance sheet arrangements do not have a material current or anticipated future effect on our consolidated earnings, financial position, or cash flows. Presented below is a summary of contractual obligations and other minimum commercial commitments as of April 26, 2013. See Notes 8 and 15 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for additional information regarding long-term debt and lease obligations, respectively. Additionally, see Note 13 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for additional information regarding accrued income tax obligations, which are not reflected in the table below.

(in millions)	Total	2014	2015	2016	2017	2018	Thereafter
	Maturity by Fiscal Year						
Contractual obligations related to off-balance sheet arrangements:							
Operating leases[1]	$ 294	$ 104	$ 74	$ 48	$ 27	$ 14	$ 27
Inventory purchases[2]	139	97	26	10	—	—	6
Commitments to fund minority investments/contingent acquisition consideration[3]	307	16	100	13	100	—	78
Interest payments[4]	4,189	367	342	290	277	263	2,650
Other[5]	144	80	37	5	2	1	19
Total	$ 5,073	$ 664	$ 579	$ 366	$ 406	$ 278	$ 2,780
Contractual obligations reflected in the balance sheet:							
Long-term debt, including current portion[6]	$ 9,925	$ 550	$ 1,250	$ 1,100	$ —	$ 1,000	$ 6,025
Capital leases	164	13	13	12	30	18	78
Total	$ 10,089	$ 563	$ 1,263	$ 1,112	$ 30	$ 1,018	$ 6,103

(1) Certain leases require us to pay real estate taxes, insurance, maintenance, and other operating expenses associated with the leased premises. These future costs are not included in the schedule above.

(2) We have included inventory purchase commitments which are legally binding and specify minimum purchase quantities. These purchase commitments do not exceed our projected requirements and are in the normal course of business. These commitments do not include open purchase orders.

(3) Certain commitments related to the funding of cost or equity method investments and/or previous acquisitions are contingent upon the achievement of certain product-related milestones and various other favorable operational conditions. While it is not certain if and/or when these payments will be made, the maturity dates included in this table reflect our best estimates.

(4) Interest payments in the table above reflect the contractual interest payments on our outstanding debt, and exclude the impact of the debt discount amortization and impact of interest rate swap agreements. See Note 8 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for additional information regarding our debt agreements.

(5) These obligations include certain research and development arrangements.

(6) Long-term debt in the table above includes the $3.000 billion of 2013 Senior Notes, $1.075 billion of 2012 Senior Notes, $1.000 billion of 2011 Senior Notes, $3.000 billion of 2010 Senior Notes, $1.250 billion of 2009 Senior Notes, $600 million of 2005 Senior Notes, and certain bank borrowings. The table above excludes the debt discount, the fair value impact of outstanding interest rate swap agreements, and the unamortized gains from terminated interest rate swap agreements. See Notes 8 and 9 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K for additional information regarding the interest rate swap agreements.

Debt and Capital

Our capital structure consists of equity and interest-bearing debt. Interest-bearing debt as a percentage of total interest-bearing debt and equity was 36 percent as of April 26, 2013 and 38 percent as of April 27, 2012.

As part of our focus on returning value to our shareholders, shares are repurchased from time to time. In June 2011, our Board of Directors authorized the repurchase of 75 million shares of our common stock. During fiscal years 2013 and 2012, we repurchased approximately 31.2 million and 37.3 million shares at an average price of $39.97 and $38.64, respectively. As of April 26, 2013, we had approximately 27.2 million shares remaining under the June 2011 repurchase program. In June 2013, our Board of Directors authorized the repurchase of an additional 80 million shares of our common stock.

We use a combination of bank borrowings and commercial paper issuances to fund our short-term financing needs. Short-term debt, including the current portion of our long-term debt and capital lease obligations, as of April 26, 2013, was $910 million compared to $3.274 billion as of April 27, 2012. We utilize a combination of Senior Convertible Notes and Senior Notes to meet our long-term financing needs. Long-term debt as of April 26, 2013 was $9.741 billion compared to $7.359 billion as of April 27, 2012. In April 2013, we repaid the remaining Senior Convertible Notes.

We periodically issue Senior Notes that are unsecured, senior obligations that rank equally with all other secured and unsubordinated indebtedness. We use the net proceeds from the sale of the Senior Notes primarily for working capital and general corporate purposes. The indentures under which the Senior Notes have been issued contain customary covenants, all of which we remain in compliance with as of April 26, 2013.

In March 2013, we issued three tranches of Senior Notes (collectively, the 2013 Senior Notes) with an aggregate face value of $3.000 billion. The first tranche consisted of $1.000 billion of 1.375 percent Senior Notes due 2018. The second tranche consisted of $1.250 billion of 2.750 percent Senior Notes due 2023. The third tranche consisted of $750 million of 4.000 percent Senior Notes due 2043. Interest on each series of the 2013 Senior Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2013. The Company used the net proceeds from the sale of the 2013 Senior Notes for working capital and general corporate purposes, including repayment of our indebtedness.

In April 2006, we issued $2.200 billion of 1.500 percent Senior Convertible Notes due 2011 (2011 Senior Convertible Notes) and $2.200 billion of 1.625 percent Senior Convertible Notes due 2013 (2013 Senior Convertible Notes) (collectively, the Senior Convertible Notes). The Senior Convertible Notes were issued at par and paid interest in cash semi-annually. The 2011 Senior Convertible Notes were repaid in April 2011. The 2013 Senior Convertible Notes were repaid in April 2013. Concurrent with the issuance of the 2013 Senior Convertible Notes, we purchased call options on our common stock in private transactions. The call options expired in June 2013 with no financial statement impact.

In separate private transactions, we sold warrants to issue shares of our common stock at an exercise price of $76.56 per share. Pursuant to these transactions, warrants for 41 million shares of our common stock may be settled over a specified period that began in July 2011 and warrants for 41 million shares of our common stock may be settled over a specified period beginning in July 2013 (the settlement dates). As of April 26, 2013 and April 27, 2012, warrants for 41 million shares of our common stock had expired.

As of April 26, 2013 and April 27, 2012, we had interest rate swap agreements designated as fair value hedges of underlying fixed-rate obligations including the Company's $1.250 billion 3.000 percent 2010 Senior Notes due 2015, $600 million 4.750 percent 2005 Senior Notes due 2015, $500 million 2.625 percent 2011 Senior Notes due 2016, $500 million 4.125 percent 2011 Senior Notes due 2021, and $675 million 3.125 percent 2012 Senior Notes due 2022. For additional information regarding the interest rate swap agreements, refer to Note 9 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

We maintain a commercial paper program that allows us to have a maximum of $2.250 billion in commercial paper outstanding, with maturities up to 364 days from the date of issuance. As of April 26, 2013 and April 27, 2012, outstanding commercial paper totaled $125 million and $950 million, respectively. During fiscal years 2013 and 2012, the weighted average original maturity of the commercial paper outstanding was approximately 89 and 102 days, respectively, and the weighted average interest rate was 0.18 percent and 0.15 percent, respectively. The issuance of commercial paper reduces the amount of credit available under our existing lines of credit.

We have a $2.250 billion syndicated credit facility dated December 17, 2012 which expires on December 17, 2017 (Credit Facility). The Credit Facility provides backup funding for the commercial paper program and may also be used for general corporate purposes. The Credit Facility provides us with the ability to increase its capacity by an additional $750 million at any time during the term of the agreement. The Credit Facility replaced our four-year $2.250 billion syndicated credit facility which was scheduled to expire on December 9, 2013. As of April 26, 2013 and April 27, 2012, no amounts were outstanding on the committed lines of credit.

Approximately $218 million of the $224 million outstanding bank borrowings as of April 26, 2013 were short-term advances to certain non-U.S. subsidiaries under credit agreements with various banks. These advances are guaranteed by the Company. We have bank borrowings at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes.

At April 26, 2013, our S&P Ratings Services' ratings remain unchanged as compared to those at April 27, 2012 with long-term debt ratings of A+ and strong short-term debt ratings of A-1+ . On March 14, 2013, Moody's downgraded our long-term debt rating to A2, from A1. The downgrade of our long-term debt rating by Moody's reflects their belief that we will add future debt to help fund shareholder initiatives and potential U.S. acquisitions. We do not expect this downgrade to have a significant impact on our liquidity or future flexibility to access additional liquidity given our strong balance sheet and existing cash and investments, as well as our syndicated Credit Facility and related commercial paper program discussed above and within the "Liquidity and Capital Resources" section of this management's discussion and analysis. Moody's short-term debt rating remains unchanged at P-1 as compared to the fiscal year ended April 27, 2012.

Interest rates on advances on our lines of credit are determined by a pricing matrix, based on our long-term debt ratings assigned by S&P Ratings Services and Moody's. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates. The agreements also contain customary covenants, all of which we remain in compliance with as of April 26, 2013.

Acquisitions

Fiscal Year 2013

On November 1, 2012, we acquired Kanghui, a Chinese manufacturer and distributor of orthopedic products in trauma, spine, and joint reconstruction. Total consideration for the transaction was approximately $816 million. The total value of the transaction, net of Kanghui's cash, was approximately $797 million.

Fiscal Year 2012

On August 31, 2011, we acquired Salient. Salient develops and markets devices for haemostatic sealing of soft tissue and bone incorporating advanced energy technology. Salient's devices are used in a variety of surgical procedures including orthopedic surgery, spine, open abdominal, and thoracic procedures. Total consideration for the transaction was approximately $497 million. We had previously invested in Salient and held an 8.9 percent ownership position in the company. In connection with the acquisition of Salient, we recognized a gain on our previously-held investment of $32 million, which was recorded within *acquisition-related items* in the consolidated statements of earnings in the second quarter of fiscal year 2012. Net of this ownership position, the transaction value was approximately $452 million.

On August 31, 2011, we acquired PEAK. PEAK develops and markets tissue dissection devices incorporating advanced energy technology. Total consideration for the transaction was approximately $113 million. We had previously invested in PEAK and held an 18.9 percent ownership position in the company. In connection with the acquisition of PEAK, we recognized a gain on our previously-held investment of $6 million, which was recorded within *acquisition-related items* in the consolidated statements of earnings in the second quarter of fiscal year 2012. Net of this ownership position, the transaction value was approximately $96 million.

Fiscal Year 2011

On January 13, 2011, we acquired privately-held Ardian. We had previously invested in Ardian and held an 11.3 percent ownership position. Ardian develops catheter-based therapies to treat uncontrolled hypertension and related conditions. Total consideration for the transaction was $1.020 billion which includes the estimated fair value of revenue-based contingent consideration of $212 million. The terms of the transaction included an up-front cash payment of $717 million, excluding our pro-rata share in Ardian, plus potential future commercial milestone payments equal to the annual revenue growth beginning in fiscal year 2012 through the end of our fiscal year 2015. We recognized a gain of $85 million on our previously-held investment, which was recorded within *acquisition-related items* in the consolidated statements of earnings in the third quarter of fiscal year 2011.

On November 16, 2010, we acquired Osteotech. Osteotech develops innovative biologic products for regenerative medicine. Under the terms of the agreement, we paid shareholders $6.50 per share in cash for each share of Osteotech common stock that they owned. Total consideration for the transaction was approximately $123 million.

On August 12, 2010, we acquired ATS Medical. ATS Medical is a leading developer, manufacturer, and marketer of products and services focused on cardiac surgery, including heart valves and surgical cryoablation technology. Under the terms of the agreement, ATS Medical shareholders received $4.00 per share in cash for each share of ATS Medical common stock that they owned. Total consideration for the transaction was approximately $394 million which included the assumption of existing ATS Medical debt and acquired contingent consideration.

On June 2, 2010, we acquired substantially all of the assets of Axon, a privately-held company. Prior to the acquisition, we distributed a large portion of Axon's products. This acquisition has helped us bring to market the next generation of surgeon-directed and professionally supported spinal and cranial neuromonitoring technologies, thereby expanding the availability of these technologies. Total consideration for the transaction, net of cash acquired, was $62 million, which included the settlement of existing Axon debt.

The pro forma impact of the above acquisitions was not significant, individually or in the aggregate, to our results for the fiscal years ended April 26, 2013, April 27, 2012, or April 29, 2011. The results of operations related to each company acquired have been included in our consolidated statements of earnings since the date each company was acquired.

In addition to the acquisitions above, we periodically acquire certain tangible or intangible assets from enterprises that do not otherwise qualify for accounting as a business combination. These transactions are reflected in the consolidated statements of cash flows as a component of investing activities under *other investing activities, net.*

New Accounting Pronouncements

Information regarding new accounting pronouncements is included in Note 1 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

Operations Outside of the United States

The table below illustrates U.S. net sales versus net sales outside the U.S. for fiscal years 2013, 2012, and 2011:

	Fiscal Year		
(in millions)	**2013**	**2012**	**2011**
U.S. net sales	$ 9,059	$ 8,828	$ 8,872
Non-U.S. net sales	7,531	7,356	6,636
Total net sales	$ 16,590	$ 16,184	$ 15,508

For fiscal year 2013, net sales outside the U.S. increased 2 percent over the prior fiscal year. Foreign currency had an unfavorable impact of $328 million on net sales for fiscal year 2013. Outside the U.S., net sales growth was led by strong growth in Endovascular, Diabetes, and Surgical Technologies, and solid growth in our Neuromodulation and Structural Heart businesses. Growth was partially offset by unfavorable foreign currency translation and slight declines in CRDM defibrillation and pacing systems and Core Spine.

For fiscal year 2012, net sales outside the U.S. increased 11 percent over fiscal year 2011. The sales growth was led by strong double-digit growth in Coronary, Structural Heart, Endovascular, Spine, Diabetes, and Surgical Technologies.

Net sales outside the U.S. are accompanied by certain financial risks, such as changes in foreign currency exchange rates and collection of receivables, which typically have longer payment terms. We monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. However, a significant amount of our outstanding accounts receivable are with national health care systems in many countries. We continue to monitor the economic conditions in many countries outside the U.S. (particularly Italy, Spain, Portugal, and Greece) and the average length of time it takes to collect on our outstanding accounts receivable in these countries. As of April 26, 2013 and April 27, 2012, the aggregate accounts receivable balance for Italy, Spain, Portugal, and Greece, net of allowance for doubtful accounts, was $770 million and $967 million, respectively. We also continue to monitor the creditworthiness of customers located in these and other geographic areas. In the past, accounts receivable balances with certain customers in these countries accumulated over time and were subsequently settled as large lump sum payments. Although we do not currently foresee a significant credit risk associated with a material portion of these receivables, repayment is dependent upon the financial stability of the economies of those countries. For certain Greece distributors, collectability is not reasonably assured for revenue transactions and we defer revenue recognition until all revenue recognition criteria are met. As of April 26, 2013 and April 27, 2012, our deferred revenue balance for certain Greece distributors was $21 million and $15 million, respectively. Outstanding gross receivables from customers outside the U.S. totaled $2.349 billion at April 26, 2013, or 61 percent of total outstanding accounts receivable, and $2.408 billion as of April 27, 2012, or 62 percent of total outstanding accounts receivable.

Cautionary Factors That May Affect Future Results

This Annual Report, and other written reports and oral statements made by or with the approval of one of the Company's executive officers from time to time, may include "forward-looking" statements. Forward-looking statements broadly involve our current expectations or forecasts of future results. Our forward-looking statements generally relate to our growth and growth strategies, financial results, product development, research and development strategy, regulatory approvals, competitive strengths, restructuring initiatives, intellectual property rights, litigation and tax matters, government investigations, mergers and acquisitions, divestitures, market acceptance of our products, accounting estimates, financing activities, ongoing contractual obligations, working capital adequacy, our effective tax rate, and sales efforts. Such statements can be identified by the use of terminology such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "looking ahead," "may," "plan," "possible," "potential," "project," "should," "will," and similar words or expressions. Forward-looking statements in this Annual Report include, but are not limited to, statements regarding our ability to drive long-term shareholder value, development and future launches of products and continued or future acceptance of products in our operating segments; expected timing for completion of research studies relating to our products; market positioning and performance of our products, including stabilization of certain product markets; unanticipated issues that may affect U.S. FDA and non-U.S. regulatory approval of new products; increased

presence in new markets, including markets outside the U.S.; changes in the market and our market share; acquisitions and investment initiatives, as well as integration of acquired companies into our operations; the resolution of tax matters; the effectiveness of our development activities in reducing patient care costs and hospital stay lengths; our approach towards cost containment; our expectations regarding health care costs; the elimination of certain positions or costs related to restructuring initiatives; outcomes in our litigation matters and government investigations; general economic conditions; the adequacy of available working capital and our working capital needs; the continued strength of our balance sheet and liquidity; our accounts receivable exposure; and the potential impact of our compliance with governmental regulations and accounting guidance. One must carefully consider forward-looking statements and understand that such statements may be affected by inaccurate assumptions and may involve a variety of risks and uncertainties, known and unknown, including, among others, those discussed in the sections entitled "Government Regulation and Other Considerations" within "Item 1. Business" and "Item 1A. Risk Factors" in this Annual Report on Form 10-K, as well as those related to competition in the medical device industry, reduction or interruption in our supply, quality problems, liquidity, decreasing prices, adverse regulatory action, litigation results, self-insurance, commercial insurance, health care policy changes, and international operations. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. We intend to take advantage of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 regarding our forward-looking statements, and are including this sentence for the express purpose of enabling us to use the protections of the safe harbor with respect to all forward-looking statements.

We undertake no obligation to update any statement we make, but investors are advised to consult all other disclosures by us in our filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q, and 8-K, in which we discuss in more detail various important factors that could cause actual results to differ from expected or historical results. In addition, actual results may differ materially from those anticipated due to a number of factors, including, among others, those discussed in the section entitled "Item 1A. Risk Factors" in this Annual Report on Form 10-K. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties, or potentially inaccurate assumptions.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Due to the global nature of our operations, we are exposed to currency exchange rate changes. In a period where the U.S. dollar is strengthening/weakening as compared to other currencies, our revenues and expenses denominated in foreign currencies are translated into U.S. dollars at a lower/higher value than they would be in an otherwise constant currency exchange rate environment.

We use operational and economic hedges, as well as currency exchange rate derivative instruments, to manage the impact of currency exchange rate changes on earnings and cash flows. In order to minimize earnings and cash flow volatility resulting from currency exchange rate changes, we enter into derivative instruments, principally forward currency exchange rate contracts. These contracts are designed to hedge anticipated foreign currency transactions and changes in the value of specific assets and liabilities. At inception of the contract, the derivative is designated as either a freestanding derivative or a cash flow hedge. The primary currencies of the derivative instruments are the Euro and Japanese Yen. We do not enter into currency exchange rate derivative instruments for speculative purposes.

The gross notional amount of all currency exchange rate derivative instruments outstanding at April 26, 2013 and April 27, 2012 was $6.812 billion and $5.136 billion, respectively. At April 26, 2013, these contracts were in an unrealized gain position of $172 million. A sensitivity analysis of changes in the fair value of all foreign currency exchange rate derivative contracts at April 26, 2013 indicates that, if the U.S. dollar uniformly strengthened/weakened by 10 percent against all currencies, the fair value of these contracts would increase/decrease by approximately $553 million, respectively. Any gains and losses on the fair value of derivative contracts would be largely offset by gains and losses on the underlying transactions. These offsetting gains and losses are not reflected in the above analysis. We are also exposed to interest rate changes affecting our investments in interest rate sensitive instruments, which include our marketable debt securities, fixed-to-floating interest rate swap agreements, and forward starting interest rate swap agreements. A sensitivity analysis of the impact on our interest rate sensitive financial instruments of a hypothetical 10 basis point change in interest rates, compared to interest rates as of April 26, 2013, indicates that the fair value of these instruments would correspondingly change by $27 million.

We have investments in marketable debt securities that are classified and accounted for as available-for-sale. Our debt securities include U.S. government and agency securities, foreign government and agency securities, corporate debt securities, certificates of deposit, mortgage-backed securities, other asset-backed securities, and auction rate securities. For a discussion of current market conditions and the impact on our financial condition and results of operations, please see the "Liquidity and Capital Resources" section of "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

For additional discussion of market risk, see Notes 5 and 9 to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Medtronic, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc. and its subsidiaries (the Company) at April 26, 2013 and April 27, 2012, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 26, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(1) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 26, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the financial statements, the Company has elected to change its method of classification of its investments effective April 26, 2013.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 24, 2013

Medtronic, Inc.
Consolidated *Statements of Earnings*

(in millions, except per share data)	Fiscal Year 2013	Fiscal Year 2012	Fiscal Year 2011
Net sales	$ 16,590	$ 16,184	$ 15,508
Costs and expenses:			
Cost of products sold	4,126	3,889	3,700
Research and development expense	1,557	1,490	1,472
Selling, general, and administrative expense	5,698	5,623	5,427
Restructuring charges, net	172	87	259
Certain litigation charges, net	245	90	245
Acquisition-related items	(49)	12	14
Amortization of intangible assets	331	335	339
Other expense, net	108	364	110
Interest expense, net	151	149	278
Total costs and expenses	12,339	12,039	11,844
Earnings from continuing operations before income taxes	4,251	4,145	3,664
Provision for income taxes	784	730	609
Earnings from continuing operations	3,467	3,415	3,055
Discontinued operations, net of tax:			
Earnings from operations of Physio-Control	—	32	43
Physio-Control divestiture-related costs	—	(34)	(2)
Gain on sale of Physio-Control	—	204	—
Earnings from discontinued operations	—	202	41
Net earnings	$ 3,467	$ 3,617	$ 3,096
Basic earnings per share:			
Earnings from continuing operations	$ 3.40	$ 3.24	$ 2.84
Net earnings	$ 3.40	$ 3.43	$ 2.87
Diluted earnings per share:			
Earnings from continuing operations	$ 3.37	$ 3.22	$ 2.82
Net earnings	$ 3.37	$ 3.41	$ 2.86
Basic weighted average shares outstanding	1,019.3	1,053.9	1,077.4
Diluted weighted average shares outstanding	1,027.5	1,059.9	1,081.7
Cash dividends declared per common share	$ 1.04	$ 0.97	$ 0.90

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.
Consolidated *Statements of Comprehensive Income*

(in millions)	Fiscal Year 2013	Fiscal Year 2012	Fiscal Year 2011
Net earnings	$ 3,467	$ 3,617	$ 3,096
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on investments, net of tax expense (benefit) of $(19), $(38), and $130, respectively	(33)	(66)	226
Translation adjustment	(21)	(137)	200
Net change in retirement obligations, net of tax expense (benefit) of $(4), $(130), and $3, respectively	(18)	(227)	5
Unrealized gain (loss) on derivatives, net of tax expense (benefit) of $30, $105, and $(183), respectively	53	181	(348)
Other comprehensive income (loss)	(19)	(249)	83
Comprehensive income	$ 3,448	$ 3,368	$ 3,179

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.
Consolidated *Balance Sheets*

(in millions, except per share data)	April 26, 2013	April 27, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 860	$ 1,172
Investments	10,211	8,178
Accounts receivable, less allowances of $98 and $100, respectively	3,727	3,808
Inventories	1,712	1,800
Tax assets	539	703
Prepaid expenses and other current assets	744	675
Total current assets	17,793	16,336
Property, plant, and equipment, net	2,490	2,473
Goodwill	10,329	9,934
Other intangible assets, net	2,673	2,647
Long-term tax assets	232	176
Other assets	1,324	1,252
Total assets	$ 34,841	$ 32,818
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 910	$ 3,274
Accounts payable	622	565
Accrued compensation	1,011	912
Accrued income taxes	88	154
Deferred tax liabilities	16	14
Other accrued expenses	1,244	1,008
Total current liabilities	3,891	5,927
Long-term debt	9,741	7,359
Long-term accrued compensation and retirement benefits	752	759
Long-term accrued income taxes	1,168	1,005
Long-term deferred tax liabilities	340	276
Other long-term liabilities	278	379
Total liabilities	16,170	15,705
Commitments and contingencies (Notes 4, 15, and 17)		
Shareholders' equity:		
Preferred stock— par value $1.00; 2.5 million shares authorized, none outstanding	—	—
Common stock— par value $0.10; 1.6 billion shares authorized, 1,016,014,005 and 1,037,194,934 shares issued and outstanding, respectively	102	104
Retained earnings	19,061	17,482
Accumulated other comprehensive loss	(492)	(473)
Total shareholders' equity	18,671	17,113
Total liabilities and shareholders' equity	$ 34,841	$ 32,818

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.
Consolidated *Statements of Shareholders' Equity*

(in millions)	Common Shares		Common Stock		Retained Earnings		Accumulated Other Comprehensive Loss		Total Shareholders' Equity
Balance as of April 30, 2010	1,097	$	110	$	14,826	$	(307)	$	14,629
Net earnings	—		—		3,096		—		3,096
Other comprehensive income	—		—		—		83		83
Dividends to shareholders	—		—		(969)		—		(969)
Issuance of common stock under stock purchase and award plans	3		—		85		—		85
Repurchase of common stock	(30)		(3)		(1,137)		—		(1,140)
Tax benefit (deficit) from exercise of stock-based awards	—		—		(14)		—		(14)
Stock-based compensation	—		—		198		—		198
Balance as of April 29, 2011	1,070	$	107	$	16,085	$	(224)	$	15,968
Net earnings	—		—		3,617		—		3,617
Other comprehensive loss	—		—		—		(249)		(249)
Dividends to shareholders	—		—		(1,021)		—		(1,021)
Issuance of common stock under stock purchase and award plans	4		—		96		—		96
Repurchase of common stock	(37)		(3)		(1,437)		—		(1,440)
Tax benefit (deficit) from exercise of stock-based awards	—		—		(19)		—		(19)
Stock-based compensation	—		—		161		—		161
Balance as of April 27, 2012	1,037	$	104	$	17,482	$	(473)	$	17,113
Net earnings	—		—		3,467		—		3,467
Other comprehensive loss	—		—		—		(19)		(19)
Dividends to shareholders	—		—		(1,055)		—		(1,055)
Issuance of common stock under stock purchase and award plans	10		1		266		—		267
Repurchase of common stock	(31)		(3)		(1,244)		—		(1,247)
Tax benefit (deficit) from exercise of stock-based awards	—		—		(7)		—		(7)
Stock-based compensation	—		—		152		—		152
Balance as of April 26, 2013	1,016	$	102	$	19,061	$	(492)	$	18,671

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.
Consolidated *Statements of Cash Flows*

(in millions)	Fiscal Year 2013	2012	2011
Operating Activities:			
Net earnings	$ 3,467	$ 3,617	$ 3,096
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	819	833	804
Amortization of debt discount and issuance costs	104	85	171
Gain on sale of Physio-Control	—	(218)	—
Acquisition-related items	(74)	45	44
Provision for doubtful accounts	51	66	47
Deferred income taxes	(7)	14	153
Stock-based compensation	152	161	198
Change in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable, net	1	(252)	(342)
Inventories	93	(185)	(101)
Accounts payable and accrued liabilities	422	300	(37)
Other operating assets and liabilities	(215)	155	(532)
Certain litigation charges, net	245	90	245
Certain litigation payments	(175)	(241)	(5)
Net cash provided by operating activities	4,883	4,470	3,741
Investing Activities:			
Acquisitions, net of cash acquired	(820)	(556)	(1,332)
Proceeds from divestiture of Physio-Control	—	386	—
Additions to property, plant, and equipment	(457)	(484)	(501)
Purchases of marketable securities	(12,321)	(9,704)	(9,043)
Sales and maturities of marketable securities	10,511	7,717	9,318
Other investing activities, net	(14)	(21)	(176)
Net cash used in investing activities	(3,101)	(2,662)	(1,734)
Financing Activities:			
Acquisition-related contingent consideration	(18)	(118)	—
Change in short-term borrowings, net	(720)	165	619
Repayment of short-term borrowings (maturities greater than 90 days)	(2,700)	(3,275)	(1,325)
Proceeds from short-term borrowings (maturities greater than 90 days)	2,628	2,525	2,327
Issuance of long-term debt	2,980	1,210	1,000
Payments on long-term debt	(2,214)	(24)	(2,603)
Dividends to shareholders	(1,055)	(1,021)	(969)
Issuance of common stock	267	96	85
Repurchase of common stock	(1,247)	(1,440)	(1,140)
Other financing activities	(22)	—	—
Net cash used in financing activities	(2,101)	(1,882)	(2,006)
Effect of exchange rate changes on cash and cash equivalents	7	(71)	62
Net change in cash and cash equivalents	(312)	(145)	63
Cash and cash equivalents at beginning of period	1,172	1,317	1,254
Cash and cash equivalents at end of period	$ 860	$ 1,172	$ 1,317
Supplemental Cash Flow Information			
Cash paid for:			
Income taxes	$ 537	$ 454	$ 826
Interest	333	312	292

The consolidated statements of cash flows for the prior periods include the activities of the discontinued operations.
The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations Medtronic, Inc. (Medtronic or the Company) is the global leader in medical technology – alleviating pain, restoring health, and extending life for millions of people around the world. The Company provides innovative products and therapies for use by medical professionals to meet the health care needs of their patients. Primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, diabetes, and ear, nose, and throat conditions.

The Company is headquartered in Minneapolis, Minnesota, and markets its products primarily through a direct sales force in the United States (U.S.) and a combination of direct sales representatives and independent distributors in international markets. The primary markets for products are the U.S., Western Europe, Japan, and emerging markets.

Principles of Consolidation The consolidated financial statements include the accounts of Medtronic, Inc., and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated. U.S. generally accepted accounting principles (U.S. GAAP) are applied when determining whether an entity is subject to consolidation.

Beginning in the third quarter of fiscal year 2012, the results of operations, assets, and liabilities of the Physio-Control business, which were previously presented as a component of the Cardiac and Vascular Group operating segment, are classified as discontinued operations. All information in the following notes to the consolidated financial statements includes only results from continuing operations (excluding Physio-Control) for all periods presented, unless otherwise noted. For further information regarding discontinued operations, see Note 16.

Fiscal Year-End The Company utilizes a 52/53-week fiscal year, ending the last Friday in April. The Company's fiscal years 2013, 2012, and 2011 ended on April 26, 2013, April 27, 2012, and April 29, 2011, respectively, all of which were 52-week years.

Reclassifications Certain prior period amounts have been reclassified to conform to the current year presentation.

Use of Estimates The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Cash Equivalents The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are carried at cost, which approximates fair value.

Investments Investments in marketable equity securities and debt securities are classified and accounted for as available-for-sale at April 26, 2013 and April 27, 2012. Debt securities include corporate debt securities, U.S. and foreign government and agency securities, certificates of deposit, mortgage-backed securities, other asset-backed securities, and auction rate securities. These investments are recorded at fair value in the consolidated balance sheets. The change in fair value for available-for-sale securities is recorded, net of taxes, as a component of *accumulated other comprehensive loss* on the consolidated balance sheets.

Investments in securities that are classified and accounted for as trading securities at April 26, 2013 and April 27, 2012 include exchange-traded funds and are recorded at fair value on the consolidated balance sheets. The Company's trading securities seek to offset changes in liabilities related to equity and other market risks of certain deferred compensation arrangements. The change in fair value for trading securities is recorded as a component of *interest expense, net* on the consolidated statements of earnings. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Effective April 26, 2013, the Company changed the method of classification of certain investments previously classified as long-term investments to current. The prior period balances have been reclassified to conform to the current year presentation. This new method classifies these securities as current or long-term based on the nature of the securities and availability for use in current operations while the prior classification was based on the maturities of the investments. The Company believes this method is preferable because it is consistent with how the Company manages its capital structure and liquidity. In conjunction with this change in classification of investments, the Company changed the classification of deferred taxes related to the unrealized gains and losses on investments previously classified as long-term from non-current assets to current assets.

Certain of the Company's investments in equity and other securities are long-term, strategic investments in companies that are in varied stages of development. The Company accounts for these investments under the cost or the equity method of accounting, as appropriate. These investments are included in *other assets* on the consolidated balance sheets. The valuation of equity and other securities accounted for under the cost method considers all available financial information related to the investee, including

valuations based on recent third-party equity investments in the investee. If an unrealized loss for any investment is considered to be other-than-temporary, the loss will be recognized in the consolidated statements of earnings in the period the determination is made. Equity securities accounted for under the equity method are initially recorded at the amount of the Company's investment and adjusted each period for the Company's share of the investee's income or loss and dividends paid. Equity securities accounted for under both the cost and equity methods are reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company's investment may not be recoverable. See Note 5 for discussion of the gains and losses recognized on equity and other securities.

Accounts Receivable The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. Uncollectible accounts are written off against the allowance when it is deemed that a customer account is uncollectible.

Inventories Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory balances are as follows:

(in millions)	April 26, 2013	April 27, 2012
Finished goods	$ 1,174	$ 1,175
Work in process	248	288
Raw materials	290	337
Total	$ 1,712	$ 1,800

Property, Plant, and Equipment Property, plant, and equipment is stated at cost. Additions and improvements that extend the lives of the assets are capitalized while expenditures for repairs and maintenance are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the various assets. Property, plant, and equipment balances and corresponding lives are as follows:

(in millions)	April 26, 2013	April 27, 2012	Lives (in years)
Land and land improvements	$ 151	$ 135	Up to 20
Buildings and leasehold improvements	1,532	1,475	Up to 40
Equipment	4,110	3,858	3-7
Construction in progress	359	328	—
Subtotal	6,152	5,796	
Less: Accumulated depreciation	(3,662)	(3,323)	
Property, plant, and equipment, net	$ 2,490	$ 2,473	

Depreciation expense of $488 million, $498 million, and $464 million was recognized in fiscal years 2013, 2012, and 2011, respectively.

Goodwill Goodwill is the excess of the purchase price of an acquired business over the amounts assigned to assets acquired and liabilities assumed in a business combination. In accordance with U.S. GAAP, goodwill is not amortized. Goodwill is tested for impairment annually or whenever an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. An impairment loss is recognized when the carrying amount of the reporting unit's net assets exceed the estimated fair value of the reporting unit. The estimated fair value is determined using a discounted future cash flow analysis.

Other Intangible Assets Other intangible assets include patents, trademarks, purchased technology, and in-process research and development (IPR&D) (since April 25, 2009). Intangible assets with a definite life are amortized on a straight-line or accelerated basis, as appropriate, with estimated useful lives ranging from three to 20 years. Intangible assets with a definite life are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset (asset group) may not be recoverable. Indefinite-lived intangible assets are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an intangible asset (asset group) may not be recoverable. Impairment is calculated as the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted future cash flow analysis.

IPR&D When the Company acquires another entity, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, and net tangible assets, with the remainder recognized as goodwill. During fiscal year 2010, the Company adopted authoritative guidance related to business combinations. Under this guidance, IPR&D is capitalized. Prior to the adoption of this guidance, IPR&D was immediately expensed. The adoption of the authoritative guidance did not change the requirement to expense IPR&D immediately with respect to asset acquisitions. These IPR&D charges are included within *acquisition-related items* in the Company's consolidated statements of earnings. IPR&D has an indefinite life and is not amortized until completion and development of the project, at which time the IPR&D becomes an amortizable asset. If the related project is not completed in a timely manner or the project is terminated or abandoned, the Company may have an impairment related to the IPR&D, calculated as the excess of the asset's carrying value over its fair value.

The Company's policy defines IPR&D as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires the Company to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of measurement in accordance with accepted valuation methods. These methodologies include consideration of the risk of the project not achieving commercial feasibility.

At the time of acquisition, the Company expects that all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing, and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, or delays or issues with patent issuance, or validity and litigation. If commercial viability were not achieved, the Company would likely look to other alternatives to provide these therapies.

Contingent Consideration During fiscal year 2010, as mentioned above, the Company adopted authoritative guidance related to business combinations. Under this guidance, the Company must recognize contingent purchase price consideration at fair value at the acquisition date. Prior to the adoption of this guidance, contingent consideration was not included on the balance sheet and was recorded as incurred. The acquisition date fair value is measured based on the consideration expected to be transferred (probability-weighted), discounted back to present value. The discount rate used is determined at the time of measurement in accordance with accepted valuation methods. The fair value of the contingent milestone consideration is remeasured at the estimated fair value at each reporting period with the change in fair value recognized as income or expense within *acquisition-related items* in the Company's consolidated statements of earnings. Therefore, any changes in the fair value will impact the Company's earnings in such reporting period thereby resulting in potential variability in the Company's earnings until contingencies are resolved.

Warranty Obligation The Company offers a warranty on various products. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount of the reserve recorded is equal to the net costs to repair or otherwise satisfy the claim. The Company includes the warranty obligation in *other accrued expenses* and *other long-term liabilities* on the Company's consolidated balance sheets. The Company includes the covered costs associated with field actions, if any, in *cost of products sold* in the Company's consolidated statements of earnings.

Changes in the Company's product warranty obligations during the years ended April 26, 2013 and April 27, 2012 consisted of the following:

(in millions)		
Balance as of April 29, 2011	$	35
Warranty claims provision		23
Settlements made		(27)
Balance as of April 27, 2012	$	31
Warranty claims provision		25
Settlements made		(21)
Balance as of April 26, 2013	$	35

Self-Insurance It is the Company's policy to self-insure the vast majority of its insurable risks including medical and dental costs, disability coverage, physical loss to property, business interruptions, workers' compensation, comprehensive general, and product liability. Insurance coverage is obtained for those risks required to be insured by law or contract. A provision for losses under the self-insured program is recorded and revised quarterly. The Company uses claims data and historical experience, as applicable, to estimate liabilities associated with the exposures that the Company has self-insured. Based on historical loss trends, the Company believes that its self-insurance program accruals are adequate to cover future losses. Historical trends, however, may not be indicative of future losses. These losses could have a material adverse impact on the Company's consolidated financial statements.

Retirement Benefit Plan Assumptions The Company sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), post-retirement medical plans (post-retirement benefits), defined contribution savings plans, and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. Pension benefit costs include assumptions for the discount rate, retirement age, compensation rate increases, and the expected return on plan assets. Post-retirement medical benefit costs include assumptions for the discount rate, retirement age, expected return on plan assets, and health care cost trend rate assumptions.

The Company evaluates the discount rate, retirement age, compensation rate increases, expected return on plan assets, and health care cost trend rates of its pension benefits and post-retirement benefits annually. In evaluating these assumptions, many factors are considered, including an evaluation of assumptions made by other companies, historical assumptions compared to actual results, current market conditions, asset allocations, and the views of leading financial advisors and economists. In evaluating the expected retirement age assumption, the Company considers the retirement ages of past employees eligible for pension and medical benefits together with expectations of future retirement ages. Refer to Note 14 for additional information regarding the Company's retirement benefit plans.

Revenue Recognition The Company sells its products primarily through a direct sales force in the U.S. and a combination of direct sales representatives and independent distributors in international markets. The Company recognizes revenue when title to the goods and risk of loss transfers to customers, provided there are no material remaining performance obligations required of the Company or any matters requiring customer acceptance. In cases where the Company utilizes distributors or ships product directly to the end user, it recognizes revenue upon shipment provided all revenue recognition criteria have been met. A portion of the Company's revenue is generated from inventory maintained at hospitals or with field representatives. For these products, revenue is recognized at the time the product has been used or implanted. For multiple-element arrangements, the Company allocates arrangement consideration to the deliverables by use of the relative selling price method. The selling price used for each deliverable is based on vendor–specific objective evidence (VSOE) if available, third–party evidence (TPE) if VSOE is not available, or best estimated selling price (BESP) if neither VSOE nor TPE is available. BESP is determined in a manner consistent with that used to establish the price to sell the deliverable on a standalone basis. The Company records estimated sales returns, discounts, and rebates as a reduction of net sales in the same period revenue is recognized.

Shipping and Handling Shipping and handling costs incurred were $153 million, $146 million, and $136 million in fiscal years 2013, 2012, and 2011, respectively, and are included in *selling, general, and administrative expense* in the consolidated statements of earnings.

Research and Development Research and development costs are expensed when incurred. Research and development costs include costs of all basic research activities as well as other research, engineering, and technical effort required to develop a new product or service or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory and clinical trial expenses.

Other Expense, Net Other expense, net includes royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses, impairment charges on equity securities, the Puerto Rico excise tax, and the U.S. medical device excise tax.

Stock-Based Compensation The Company's compensation programs include share-based payments. All awards under share-based payment programs are accounted for at fair value and these fair values are generally amortized on a straight-line basis over the vesting terms into *cost of products sold, research and development expense,* and *selling, general, and administrative expense* in the consolidated statements of earnings, as appropriate. Refer to Note 12 for additional information.

Foreign Currency Translation Assets and liabilities of non-U.S. functional currency entities are translated to U.S. dollars at period-end exchange rates, and the resulting gains and losses arising from the translation of those net assets are recorded as a cumulative translation adjustment, a component of *accumulated other comprehensive loss* on the consolidated balance sheets.

Elements of the consolidated statements of earnings are translated at average currency exchange rates in effect during the period and foreign currency transaction gains and losses are included in *other expense, net* in the consolidated statements of earnings.

Comprehensive Income and Accumulated Other Comprehensive Loss In addition to net earnings, comprehensive income includes changes in currency exchange rate translation adjustments, unrealized gains and losses on currency exchange rate derivative contracts and interest rate derivative instruments qualifying and designated as cash flow hedges, net changes in retirement obligation funded status, and unrealized gains and losses on available-for-sale marketable securities. Taxes are not provided on cumulative translation adjustments as substantially all translation adjustments relate to earnings that are intended to be indefinitely reinvested outside the U.S.

Presented below is a summary of activity for each component of *accumulated other comprehensive loss* for fiscal years 2013, 2012, and 2011:

(in millions)	Unrealized Gain (Loss) on Investments	Cumulative Translation Adjustments	Net Change in Retirement Obligations	Unrealized Gain (Loss) on Derivatives	Accumulated Other Comprehensive Loss
Balance as of April 30, 2010	$ (30)	$ 243	$ (612)	$ 92	$ (307)
Other comprehensive (loss) income	226	200	5	(348)	83
Balance as of April 29, 2011	$ 196	$ 443	$ (607)	$ (256)	$ (224)
Other comprehensive (loss) income	(66)	(137)	(227)	181	(249)
Balance as of April 27, 2012	$ 130	$ 306	$ (834)	$ (75)	$ (473)
Other comprehensive (loss) income	(33)	(21)	(18)	53	(19)
Balance as of April 26, 2013	$ 97	$ 285	$ (852)	$ (22)	$ (492)

During fiscal year 2011, the Company received shares in the form of a dividend related to a previous cost method investment, and in accordance with authoritative guidance, the Company recorded these shares as an investment and correspondingly recorded an unrealized gain. Included in cumulative translation adjustments is translation on certain foreign exchange rate derivatives held by non-U.S. functional currency entities.

Refer to the consolidated statements of comprehensive income for additional information.

Derivatives U.S. GAAP requires companies to recognize all derivatives as assets and liabilities on the balance sheet and to measure the instruments at fair value through earnings unless the derivative qualifies as a hedge. If the derivative is a hedge, depending on the nature of the hedge and hedge effectiveness, changes in the fair value of the derivative will either be recognized currently through earnings or recorded in *other comprehensive income (loss)* until the hedged item is recognized in earnings upon settlement/termination. The changes in the fair value of the derivative are intended to offset the change in fair value of the hedged asset, liability, or probable commitment. The Company evaluates hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

The Company uses operational and economic hedges, as well as currency exchange rate derivative contracts and interest rate derivative instruments, to manage the impact of currency exchange and interest rate changes on earnings and cash flows. In order to minimize earnings and cash flow volatility resulting from currency exchange rate changes, the Company enters into derivative instruments, principally forward currency exchange rate contracts. These contracts are designed to hedge anticipated foreign currency transactions and changes in the value of specific assets and liabilities. At inception of the forward contract, the derivative is designated as either a freestanding derivative or cash flow hedge. The primary currencies of the derivative instruments are the Euro and the Japanese Yen. The Company does not enter into currency exchange rate derivative contracts for speculative purposes. All derivative instruments are recorded at fair value on the consolidated balance sheets, as a component of *prepaid expenses and other current assets, other assets, other accrued expenses, or other long-term liabilities* depending upon the gain or loss position of the contract and contract maturity date.

Forward currency exchange rate contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions denominated in a foreign currency that will take place in the future. Changes in value of derivatives designated as cash flow hedges are recorded in *accumulated other comprehensive loss* on the consolidated balance sheets until earnings are affected by the variability of the underlying cash flows. At that time, the applicable amount of gain or loss from the derivative instrument that is deferred in shareholders' equity is reclassified into earnings and is included in *other*

expense, net or *cost of products sold* in the consolidated statements of earnings, depending on the underlying transaction that is being hedged.

The Company uses forward currency exchange rate contracts to offset its exposure to the change in value of specific foreign currency denominated assets and liabilities. These forward currency exchange rate contracts are not designated as hedges, and therefore, changes in the value of these freestanding derivatives are recognized currently in earnings, thereby offsetting the current earnings effect of the related change in value of foreign currency denominated assets and liabilities.

The Company uses forward starting interest rate derivative instruments to manage the exposure to interest rate volatility with regard to future issuances of fixed-rate debt. These derivative instruments are designated as cash flow hedges under U.S. GAAP. The effective portion of the gain or loss on the derivative is reported as a component of *accumulated other comprehensive loss* and beginning in the period or periods in which the planned debt issuance occurs, the gain or loss is then reclassified into *interest expense, net* over the term of the related debt.

The Company uses interest rate derivative instruments to manage its exposure to interest rate movements and to reduce borrowing costs by converting fixed-rate debt into floating-rate debt. The objective of the instruments is to more effectively manage the Company's borrowing costs and interest rate risk. These derivative instruments are designated as fair value hedges under U.S. GAAP. Changes in the fair value of the derivative instrument are recorded in *interest expense, net,* and are offset by changes in the fair value on the underlying debt instrument. Interest expense, net includes interest payments made or received under interest rate derivative instruments.

In addition, the Company has collateral credit agreements with its primary derivative counterparties. Under these agreements, either party is required to post eligible collateral when the market value of transactions covered by the agreement exceeds specific thresholds, thus limiting credit exposure for both parties.

Earnings Per Share Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding, increased by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued and reduced by the number of shares the Company could have repurchased from the proceeds from issuance of the potentially dilutive shares. Potentially dilutive shares of common stock include stock options and other stock-based awards granted under stock-based compensation plans and shares committed to be purchased under the employee stock purchase plan.

The table below sets forth the computation of basic and diluted earnings per share:

(in millions, except per share data)	Fiscal Year 2013	Fiscal Year 2012	Fiscal Year 2011
Numerator:			
Earnings from continuing operations	$ 3,467	$ 3,415	$ 3,055
Earnings from discontinued operations	—	202	41
Net earnings	3,467	3,617	3,096
Denominator:			
Basic – weighted average shares outstanding	1,019.3	1,053.9	1,077.4
Effect of dilutive securities:			
Employee stock options	2.8	0.9	0.6
Employee restricted stock units	5.3	4.9	3.4
Other	0.1	0.2	0.3
Diluted – weighted average shares outstanding	1,027.5	1,059.9	1,081.7
Basic earnings per share:			
Earnings from continuing operations	$ 3.40	$ 3.24	$ 2.84
Earnings from discontinued operations	$ —	$ 0.19	$ 0.04
Net earnings*	$ 3.40	$ 3.43	$ 2.87
Diluted earnings per share:			
Earnings from continuing operations	$ 3.37	$ 3.22	$ 2.82
Earnings from discontinued operations	$ —	$ 0.19	$ 0.04
Net earnings	$ 3.37	$ 3.41	$ 2.86

* All earnings per share amounts have been rounded to the nearest $0.01, and therefore, may not sum.

The calculation of weighted average diluted shares outstanding excludes options for approximately 38 million, 51 million, and 59 million shares of common stock in fiscal years 2013, 2012, and 2011, respectively, because their effect would be anti-dilutive on the Company's earnings per share. For fiscal years 2013, 2012, and 2011, common share equivalents related to the Company's $2.200 billion of 2013 Senior Convertible Notes were anti-dilutive as the market price of the Company's stock was below the conversion price of the 2013 Senior Convertible Notes and, therefore, were excluded from the calculation of weighted average diluted shares.

New Accounting Standards

Recently Adopted

In June 2011, and as subsequently amended in December 2011, the Financial Accounting Standards Board (FASB) issued final guidance on the presentation of comprehensive income. Under the newly issued guidance, net income and comprehensive income may only be presented either as one continuous statement or in two separate, but consecutive statements. The Company retrospectively adopted this guidance in the first quarter of fiscal year 2013, with comprehensive income shown as a separate statement immediately following the consolidated statements of earnings. Since the new guidance only relates to presentation, its adoption did not impact the Company's financial position, results of operations, or cash flows.

In September 2011, the FASB updated the accounting guidance related to annual and interim goodwill impairment testing. The updated accounting guidance allows entities to first assess qualitative factors before performing a quantitative assessment of the fair value of a reporting unit. If it is determined on the basis of qualitative factors that the fair value of the reporting unit is more likely than not less than the carrying amount, the existing quantitative impairment test is required. Otherwise, no further impairment testing is required. The Company adopted this guidance in the first quarter of fiscal year 2013. The adoption did not have a material impact on the Company's consolidated financial statements.

Not Yet Adopted

In December 2011 and January 2013, the FASB issued new accounting guidance related to disclosures on offsetting assets and liabilities on the balance sheet. This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the balance sheet as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This accounting guidance is required to be applied retrospectively and is effective for the Company beginning in the first quarter of fiscal year 2014. Since the accounting guidance only impacts disclosure requirements, its adoption will not have a material impact on the Company's consolidated financial statements.

In July 2012, the FASB updated the accounting guidance related to annual and interim indefinite-lived intangible asset impairment testing. The updated accounting guidance allows entities to first assess qualitative factors before performing a quantitative assessment of the fair value of indefinite-lived intangible assets. If it is determined on the basis of qualitative factors that the fair value of indefinite-lived intangible assets is more likely than not less than the carrying amount, the existing quantitative impairment test is required. Otherwise, no further impairment testing is required. The Company will adopt this accounting guidance in the first quarter of fiscal year 2014 and does not expect it to have a material impact on the Company's consolidated financial statements.

In February 2013, the FASB expanded the disclosure requirements with respect to changes in accumulated other comprehensive income (AOCI). Under this new guidance, companies will be required to disclose the amount of income (or loss) reclassified out of AOCI to each respective line item on the statements of earnings where net income is presented. The guidance allows companies to elect whether to disclose the reclassification either in the notes to the financial statements or parenthetically on the face of the financial statements. This update is effective for the Company beginning in the first quarter of fiscal year 2014. Since the accounting guidance only impacts disclosure requirements, its adoption will not have a material impact on the Company's consolidated financial statements.

In March 2013, the FASB issued amended guidance on a parent company's accounting for the cumulative translation adjustment (CTA) recorded in AOCI associated with a foreign entity. The amendment requires a parent to release into net income the CTA related to its investment in a foreign entity when it either sells a part or all of its investment in, or no longer holds a controlling financial interest in a subsidiary or group of assets within a foreign entity. This accounting guidance is effective for the Company beginning in the first quarter of fiscal year 2015, with early adoption permitted. Subsequent to adoption, this amended guidance would impact the Company's financial position and results of operations prospectively in the instance of an event or transaction described above.

2. Certain Litigation Charges, Net

The Company classifies material litigation reserves and gains recognized as certain litigation charges, net.

During fiscal year 2013, the Company recorded certain litigation charges, net of $245 million related to probable and reasonably estimated damages resulting from patent litigation with Edwards Lifesciences, Inc. Refer to Note 17 for additional information.

During fiscal year 2012, the Company recorded certain litigation charges, net of $90 million related to the agreement to settle the federal securities class action initiated in December 2008 by the Minneapolis Firefighters' Relief Association. During the fourth quarter of fiscal year 2012, Medtronic settled all of these class claims for $85 million and incurred $5 million in additional litigation fees.

During fiscal year 2011, the Company recorded certain litigation charges, net of $245 million related primarily to a $221 million settlement involving the Sprint Fidelis family of defibrillation leads and charges for certain Other Matters litigation. The Sprint Fidelis settlement related to the resolution of certain outstanding product liability litigation related to the Sprint Fidelis family of defibrillation leads that were subject to a field action announced October 15, 2007. During the third quarter of fiscal year 2012, the Company paid out the settlement for both the Sprint Fidelis settlement and for certain Other Matters litigation. Refer to Note 17 for additional information.

3. Restructuring Charges, Net

Fiscal Year 2013 Initiative

In the fourth quarter of fiscal year 2013, the Company recorded a $192 million restructuring charge, which consisted of employee termination costs of $150 million, asset write-downs of $13 million, contract termination costs of $18 million, and other related costs of $11 million. Of the $13 million of asset write-downs, $10 million related to inventory write-offs of discontinued product lines and production-related asset impairments, and therefore, was recorded within *costs of products sold* in the consolidated statements of earnings. The fiscal year 2013 initiative was designed to scale back the Company's infrastructure in slower growing areas of the business, while continuing to invest in geographies, businesses, and products where faster growth is anticipated. A number of factors have contributed to ongoing challenging market dynamics, including increased pricing pressure, various governmental austerity measures, and the U.S. medical device excise tax.

As of the end of the fourth quarter of fiscal year 2013, the Company identified approximately 2,000 positions for elimination to be achieved through involuntary and voluntary separation. The fiscal year 2013 initiative is scheduled to be substantially complete by the end of the fourth quarter of fiscal year 2014.

A summary of the activity related to the fiscal year 2013 initiative is presented below:

	Fiscal Year 2013 Initiative			
(in millions)	Employee Termination Costs	Asset Write-downs	Other Costs	Total
Balance as of April 27, 2012	$ —	$ —	$ —	$ —
Restructuring charges	150	13	29	192
Payments/write-downs	(3)	(13)	(6)	(22)
Balance as of April 26, 2013	$ 147	$ —	$ 23	$ 170

Fiscal Year 2012 Initiative

In the fourth quarter of fiscal year 2012, the Company recorded a $118 million restructuring charge, which consisted of employee termination costs of $66 million, asset write-downs of $9 million, contract termination costs of $30 million, and other related costs of $13 million. The fiscal year 2012 initiative was designed to reduce general, administrative, and indirect distribution costs in certain organizations within the Company while prioritizing investment in research and development, and sales and marketing in those organizations within the Company where faster growth is anticipated, such as emerging markets and new technologies.

As of the end of the fourth quarter of fiscal year 2012, the Company identified approximately 1,000 positions for elimination to be achieved through involuntary and voluntary separation. As of April 26, 2013, the fiscal year 2012 initiative was substantially complete.

In the fourth quarter of fiscal year 2013, the Company recorded a $10 million reversal of excess restructuring reserves related to the fiscal year 2012 initiative. This reversal was primarily a result of revisions to particular strategies and certain employees identified for elimination finding other positions within the Company.

A summary of the activity related to the fiscal year 2012 initiative is presented below:

	Fiscal Year 2012 Initiative			
(in millions)	**Employee Termination Costs**	**Asset Write-downs**	**Other Costs**	**Total**
Balance as of April 29, 2011	$ —	$ —	$ —	$ —
Restructuring charges	66	9	43	118
Payments/write-downs	(2)	(9)	(16)	(27)
Balance as of April 27, 2012	$ 64	$ —	$ 27	$ 91
Payments	(54)	—	(23)	(77)
Reversal of excess accrual	(10)	—	—	(10)
Balance as of April 26, 2013	$ —	$ —	$ 4	$ 4

Fiscal Year 2011 Initiative

In the fourth quarter of fiscal year 2011, the Company recorded a $272 million restructuring charge (including $2 million of restructuring charges related to the Physio-Control business presented as divestiture-related costs within discontinued operations), which consisted of employee termination costs of $177 million, asset write-downs of $24 million, contract termination fees of $45 million, and other related costs of $26 million. The fiscal year 2011 initiative was designed to restructure the business to align its cost structure to current market conditions and to continue to position the Company for long-term sustainable growth in emerging markets and new technologies. Included in the $177 million of employee termination costs were severance and the associated costs of continued medical benefits and outplacement services, as well as $15 million of incremental defined benefit pension and post-retirement related expenses for employees that accepted voluntary early retirement packages. These costs are not included in the table summarizing the restructuring costs below because they are associated with costs that are accounted for under the pension and post-retirement rules. For further discussion on the incremental defined benefit pension and post-retirement related expenses, see Note 14. Of the $24 million of asset write-downs, $11 million related to inventory write-offs of discontinued product lines and production-related asset impairments, and therefore, was recorded within *cost of products sold* in the consolidated statements of earnings. Additionally, included in the other related costs was a $19 million intangible asset impairment related to the discontinuance of a product line within the Structural Heart business.

As of the end of the fourth quarter of fiscal year 2011, the Company identified approximately 2,100 net positions (including 55 net positions at Physio-Control) for elimination, which were achieved through voluntary early retirement packages, voluntary separation, and involuntary separation. As of April 27, 2012, the fiscal year 2011 initiative was substantially complete.

In the fourth quarter of fiscal year 2012, the Company recorded a $31 million reversal of excess restructuring reserves related to the fiscal year 2011 initiative. This reversal was primarily a result of certain employees identified for elimination finding positions elsewhere within the Company, favorable severance negotiations outside the U.S., and more favorable than expected outcomes in the sub-leasing of previously vacated properties.

A summary of the activity (including Physio-Control) related to the fiscal year 2011 initiative is presented below:

	Fiscal Year 2011 Initiative			
(in millions)	Employee Termination Costs	Asset Write-downs	Other Costs	Total
Balance as of April 30, 2010	$ —	$ —	$ —	$ —
Restructuring charges	162	24	71	257
Payments/write-downs	(5)	(24)	(24)	(53)
Balance as of April 29, 2011	$ 157	$ —	$ 47	$ 204
Payments	(134)	—	(35)	(169)
Reversal of excess accrual	(23)	—	(8)	(31)
Balance as of April 27, 2012	$ —	$ —	$ 4	$ 4
Payments	—	—	(4)	(4)
Balance as of April 26, 2013	$ —	$ —	$ —	$ —

4. Acquisitions and Acquisition-Related Items

The Company had various acquisitions and other acquisition-related activity during fiscal years 2013, 2012, and 2011. Certain acquisitions were accounted for as business combinations as noted below. In accordance with authoritative guidance on business combination accounting, the assets and liabilities of the company acquired were recorded as of the acquisition date, at their respective fair values, and consolidated. The pro forma impact of these acquisitions was not significant, individually or in the aggregate, to the results of the Company for the fiscal years ended April 26, 2013, April 27, 2012, or April 29, 2011. The results of operations related to each company acquired have been included in the Company's consolidated statements of earnings since the date each company was acquired.

Fiscal Year 2013

China Kanghui Holdings

On November 1, 2012, the Company acquired China Kanghui Holdings (Kanghui). Kanghui is a Chinese manufacturer and distributor of orthopedic products in trauma, spine, and joint reconstruction. Total consideration for the transaction was approximately $816 million. The total value of the transaction, net of Kanghui's cash, was approximately $797 million. Based on the acquisition valuation, the Company acquired $288 million of technology-based assets and $53 million of tradenames and customer-related intangible assets that each had a weighted average estimated useful life of 11 years at the time of acquisition and $404 million of goodwill. Acquired goodwill is not deductible for tax purposes.

The Company accounted for the acquisition of Kanghui as a business combination. During the fourth quarter of fiscal year 2013, the Company recorded minor adjustments to *current assets*, *goodwill*, *other assets*, *current liabilities*, and *long-term deferred tax liabilities, net* as a result of finalizing the purchase accounting. The Company recorded the identifiable assets acquired and liabilities assumed at fair value as follows:

(in millions)		
Current assets	$	106
Property, plant, and equipment		56
Intangible assets		341
Goodwill		404
Other assets		11
Total assets acquired		918
Current liabilities		29
Long-term deferred tax liabilities, net		72
Other long-term liabilities		1
Total liabilities assumed		102
Net assets acquired	$	816

Other Acquisitions and Acquisition-Related Items

During fiscal year 2013, the Company recorded net income from acquisition-related items of $49 million, including income of $62 million related to the change in fair value of contingent milestone payments associated with acquisitions subsequent to April 29, 2009. The change in fair value of contingent milestone payments is primarily related to adjustments in Ardian, Inc. (Ardian) contingent commercial milestone payments, which are based on annual revenue growth through 2015, due to current slower commercial ramp in Europe. Additionally, during fiscal year 2013, the Company incurred transaction costs of $13 million in connection with the acquisition of Kanghui, an IPR&D impairment charge of $5 million related to a technology recently acquired by the Structural Heart business, and $5 million of transaction costs related to the divestiture of the Physio-Control business, and recognized $10 million of income related to the reversal of an acquired contingent liability from ATS Medical, Inc. (ATS Medical). These amounts are included within *acquisition-related items* in the consolidated statements of earnings.

Fiscal Year 2012

Salient Surgical Technologies, Inc.

On August 31, 2011, the Company acquired Salient Surgical Technologies, Inc. (Salient). Salient develops and markets devices for haemostatic sealing of soft tissue and bone incorporating advanced energy technology. Salient's devices are used in a variety of surgical procedures including orthopedic surgery, spine, open abdominal, and thoracic procedures. Total consideration for the transaction was approximately $497 million. Medtronic had previously invested in Salient and held an 8.9 percent ownership position in the company. Net of this ownership position, the transaction value was approximately $452 million. Based upon the acquisition valuation, the Company acquired $154 million of technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition, $44 million of IPR&D, $49 million of net tangible liabilities, and $348 million of goodwill. The value attributable to IPR&D has been capitalized as an indefinite-lived intangible asset. The IPR&D primarily relates to the future launch of Salient's concentric wire product. Acquired goodwill is not deductible for tax purposes.

The Company accounted for the acquisition of Salient as a business combination. During the first quarter of fiscal year 2013, the Company recorded minor adjustments to *other intangible assets*, *goodwill*, and *long-term deferred tax liabilities, net* as a result of finalizing the valuation for fair value of intangible assets acquired. The Company recorded the identifiable assets acquired and liabilities assumed at fair value as follows:

(in millions)		
Current assets	$	20
Property, plant, and equipment		11
IPR&D		44
Other intangible assets		154
Goodwill		348
Other assets		1
Total assets acquired		578
Current liabilities		43
Long-term deferred tax liabilities, net		38
Total liabilities assumed		81
Net assets acquired	$	497

PEAK Surgical, Inc.

On August 31, 2011, the Company acquired PEAK Surgical, Inc. (PEAK). PEAK develops and markets tissue dissection devices incorporating advanced energy technology. Total consideration for the transaction was approximately $113 million. Medtronic had previously invested in PEAK and held an 18.9 percent ownership position in the company. Net of this ownership position, the transaction value was approximately $96 million. Based upon the acquisition valuation, the Company acquired $74 million of technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition, $17 million of net tangible liabilities, and $56 million of goodwill. Acquired goodwill is not deductible for tax purposes.

The Company accounted for the acquisition of PEAK as a business combination. The Company recorded the identifiable assets acquired and liabilities assumed at fair value on the acquisition date as follows:

(in millions)		
Current assets	$	5
Property, plant, and equipment		5
Other intangible assets		74
Goodwill		56
Total assets acquired		140
Current liabilities		10
Long-term deferred tax liabilities, net		17
Total liabilities assumed		27
Net assets acquired	$	113

Other Acquisitions and Acquisition-Related Items

During fiscal year 2012, the Company recorded $12 million of acquisition-related items, including charges of $45 million related to the change in fair value of contingent milestone payments associated with acquisitions subsequent to April 29, 2009. Additionally, in connection with the acquisitions of Salient and PEAK, the Company recognized gains of $32 million and $6 million, respectively, on its previously-held investments. In connection with these acquisitions, the Company began to assess and formulate a plan for the elimination of duplicative positions and the termination of certain contractual obligations. As a result, the Company incurred approximately $5 million of certain acquisition-related costs, which included legal fees, severance costs, change in control costs,

and contract termination costs. These amounts are included within *acquisition-related items* in the consolidated statements of earnings.

Fiscal Year 2011

Ardian, Inc.

On January 13, 2011, the Company acquired Ardian, a privately-held company. The Company had previously invested in Ardian and held an 11.3 percent ownership position prior to the acquisition. Ardian develops catheter-based therapies to treat uncontrolled hypertension and related conditions. Total consideration for the transaction was $1.020 billion, which included the estimated fair value of revenue-based contingent consideration of $212 million. The terms of the transaction included an up-front cash payment of $717 million, excluding the Company's pro-rata share in Ardian, plus potential future commercial milestone payments equal to the annual revenue growth beginning in fiscal year 2012 through the end of the Company's fiscal year 2015. Based upon the acquisition valuation, the Company acquired $55 million of technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition, $191 million of IPR&D, $33 million of net tangible liabilities, and $807 million of goodwill. The value attributable to IPR&D has been capitalized as an indefinite-lived intangible asset. The IPR&D primarily relates to the future launch of Ardian's Symplicity Catheter System into the U.S. and Japan markets. Development costs needed to complete the project, estimated to be approximately $50 million, will be expensed as incurred. The goodwill is not deductible for tax purposes.

The Company accounted for the acquisition of Ardian as a business combination. The Company recorded the identifiable assets acquired and liabilities assumed at fair value on the acquisition date as follows:

(in millions)		
Current assets	$	12
Property, plant, and equipment		1
IPR&D		191
Other intangible assets		55
Goodwill		807
Total assets acquired		1,066
Current liabilities		10
Long-term deferred tax liabilities, net		36
Total liabilities assumed		46
Net assets acquired	$	1,020

Osteotech, Inc.

On November 16, 2010, the Company acquired Osteotech, Inc. (Osteotech). Osteotech develops innovative biologic products for regenerative medicine. Under the terms of the agreement, Osteotech shareholders received $6.50 per share in cash for each share of Osteotech common stock that they owned. Total consideration for the transaction was $123 million. Based upon the acquisition valuation, the Company acquired $46 million of technology-based intangible assets that had an estimated useful life of nine years at the time of acquisition, $1 million of IPR&D, $57 million of net tangible assets, and $19 million of goodwill. The value attributable to IPR&D has been capitalized as an indefinite-lived intangible asset. The goodwill is not deductible for tax purposes.

The Company accounted for the acquisition of Osteotech as a business combination. The Company recorded the identifiable assets acquired and liabilities assumed at fair value on the acquisition date as follows:

(in millions)		
Current assets	$	34
Property, plant, and equipment		21
IPR&D		1
Other intangible assets		46
Goodwill		19
Inventory		41
Other long-term assets		3
Total assets acquired		165
Current liabilities		19
Other long-term liabilities		15
Long-term deferred tax liabilities, net		8
Total liabilities assumed		42
Net assets acquired	$	123

ATS Medical, Inc.

On August 12, 2010, the Company acquired ATS Medical. ATS Medical is a leading developer, manufacturer, and marketer of products and services focused on cardiac surgery, including heart valves and surgical cryoablation technology. Under the terms of the agreement, ATS Medical shareholders received $4.00 per share in cash for each share of ATS Medical common stock that they owned. Total consideration for the transaction was $394 million which included $30 million of ATS Medical debt and acquired contingent liabilities of $10 million. In connection with the acquisition, the Company acquired $101 million of technology-based intangible assets that had an estimated useful life of 11 years at the time of acquisition, $6 million of IPR&D, $78 million of net tangible assets, and $209 million of goodwill. The value attributable to IPR&D, which relates to the future launch of ATS Medical's next generation surgical ablation and 3f tissue valve products, has been capitalized as an indefinite-lived intangible asset. The goodwill is not deductible for tax purposes.

The Company accounted for the acquisition of ATS Medical as a business combination. The Company recorded the identifiable assets acquired and liabilities assumed at fair value on the acquisition date as follows:

(in millions)		
Current assets	$	51
Property, plant, and equipment		7
IPR&D		6
Other intangible assets		101
Goodwill		209
Long-term deferred tax assets, net		34
Total assets acquired		408
Current liabilities		14
Total liabilities assumed		14
Net assets acquired	$	394

Axon Systems, Inc.

On June 2, 2010, the Company acquired substantially all of the assets of Axon Systems, Inc. (Axon), a privately-held company. Prior to the acquisition, the Company distributed a large portion of Axon's products. The acquisition has allowed the Company

to bring to market the next generation of surgeon-directed and professionally supported spinal and cranial neuromonitoring technologies, thereby expanding the availability of these technologies. Total consideration for the transaction, net of cash acquired, was $62 million, which included the settlement of existing Axon debt. In connection with the acquisition of Axon, the Company acquired $41 million of technology-based intangible assets that had an estimated useful life of 10 years at the time of acquisition, $5 million of tangible assets, and $16 million of goodwill. The goodwill is deductible for tax purposes. The Company accounted for the acquisition of Axon as a business combination and recorded the identifiable assets acquired and liabilities assumed at fair value on the acquisition date.

Other Acquisitions and Acquisition-Related Items

During fiscal year 2011, the Company recorded $14 million of acquisition-related items including the items discussed below and $14 million related to the change in fair value of contingent milestone payments associated with acquisitions subsequent to April 24, 2009.

During fiscal year 2011, the Company incurred a $15 million IPR&D charge related to two asset purchases in the Structural Heart and Surgical Technologies businesses. The Company also incurred a $15 million IPR&D charge related to a milestone payment under the existing terms of a royalty-bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. Product commercialization related to this technology had not yet been achieved. As a result, in accordance with authoritative guidance, the payments for these transactions were immediately expensed as IPR&D since technological feasibility had not yet been reached and such technology has no future alternative use. These amounts are included within *acquisition-related items* in the consolidated statements of earnings.

In connection with the Ardian acquisition, the Company recognized a gain of $85 million on its previously-held investment and incurred approximately $10 million of certain acquisition-related costs, including banker fees and other professional service fees, which were recorded within *acquisition-related items* in the consolidated statements of earnings.

In connection with the Osteotech acquisition, the Company began to assess and formulate a plan for the elimination of duplicative positions and the termination of certain contractual obligations. As a result, the Company incurred approximately $21 million of certain acquisition-related costs, including legal fees and severance costs, change in control costs, and contract termination, which were recorded within *acquisition-related items* in the consolidated statements of earnings.

In connection with the ATS Medical acquisition, the Company began to assess and formulate a plan for the elimination of duplicative positions and the termination of certain contractual obligations. As a result, the Company incurred approximately $24 million of certain acquisition-related costs, including acquisition-related legal fees and severance costs, change in control costs, and contract termination costs which were recorded within *acquisition-related items* in the consolidated statements of earnings.

Contingent Consideration

Certain of the Company's business combinations and purchases of intellectual property involve the potential for the payment of future contingent consideration upon the achievement of certain product development milestones and/or various other favorable operating conditions. Payment of the additional consideration is generally contingent on the acquired company reaching certain performance milestones, including attaining specified revenue levels or achieving product development targets. Contingent consideration is recorded at the estimated fair value of the contingent milestone payments on the acquisition date for all acquisitions subsequent to April 24, 2009. The fair value of the contingent milestone consideration is remeasured at the estimated fair value at each reporting period with the change in fair value recognized as income or expense within *acquisition-related items* in the consolidated statements of earnings. The Company measures the liability on a recurring basis using Level 3 inputs. See Note 6 for further information regarding fair value measurements.

Contingent consideration liabilities are measured to fair value using projected revenues, discount rates, probabilities of payment, and projected payment dates. Projected contingent payment amounts are discounted back to the current period using a discounted cash flow model. Projected revenues are based on the Company's most recent internal operational budgets and long-range strategic plans. Increases (decreases) in projected revenues and probabilities of payment may result in higher (lower) fair value measurements. Increases (decreases) in discount rates and the projected time to payment may result in lower (higher) fair value measurements. Increases (decreases) in any of those inputs in isolation may result in a significantly lower (higher) fair value measurement.

The recurring Level 3 fair value measurements of the contingent consideration liability include the following significant unobservable inputs:

($ in millions)	Fair Value at April 26, 2013	Valuation Technique	Unobservable Input	Range
			Discount rate	13% - 24%
Revenue-based payments	$ 138	Discounted cash flow	Probability of payment	100%
			Projected fiscal year of payment	2014 - 2019
			Discount rate	5.9%
Product development-based payments	$ 4	Discounted cash flow	Probability of payment	100%
			Projected fiscal year of payment	2016

At April 26, 2013, the estimated maximum potential amount of undiscounted future contingent consideration that the Company is expected to make associated with all completed business combinations or purchases of intellectual property prior to April 24, 2009 was approximately $200 million. The Company estimates the milestones associated with the contingent consideration will be reached in fiscal year 2014 and thereafter.

The fair value of contingent milestone payments associated with acquisitions subsequent to April 24, 2009 as of April 26, 2013 and April 27, 2012 was $142 million and $231 million, respectively. As of April 26, 2013, $120 million was reflected in *other long-term liabilities* and $22 million was reflected in *other accrued expenses* in the consolidated balance sheet. As of April 27, 2012, $200 million was reflected in *other long-term liabilities* and $31 million was reflected in *other accrued expenses* in the consolidated balance sheet. The portion of the milestone payments related to the acquisition date fair value of contingent consideration have been reported as financing activities in the consolidated statements of cash flows. Amounts paid in excess of the original acquisition date fair value of contingent consideration have been reported as operating activities in the consolidated statements of cash flows. The following table provides a reconciliation of the beginning and ending balances of contingent milestone payments associated with acquisitions subsequent to April 24, 2009:

(in millions)	Fiscal Year 2013	Fiscal Year 2012
Beginning Balance	$ 231	$ 325
Purchase price contingent consideration	3	2
Contingent milestone payments	(30)	(141)
Change in fair value of contingent consideration	(62)	45
Ending Balance	$ 142	$ 231

5. Investments

The Company holds investments consisting primarily of marketable debt and equity securities. The carrying amounts of cash and cash equivalents approximate fair value due to their short maturities.

Information regarding the Company's investments at April 26, 2013 is as follows:

(in millions)	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:				
Corporate debt securities	$ 4,587	$ 78	$ (4)	$ 4,661
Auction rate securities	118	—	(15)	103
Mortgage-backed securities	1,050	8	(5)	1,053
U.S. government and agency securities	3,882	17	(1)	3,898
Foreign government and agency securities	38	—	—	38
Certificates of deposit	6	—	—	6
Other asset-backed securities	539	2	—	541
Marketable equity securities	82	75	(2)	155
Trading securities:				
Exchange-traded funds	45	5	—	50
Cost method, equity method, and other investments	549	—	—	NA
Total investments	$ 10,896	$ 185	$ (27)	$ 10,505

Information regarding the Company's investments at April 27, 2012 is as follows:

(in millions)	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:				
Corporate debt securities	$ 3,501	$ 47	$ (7)	$ 3,541
Auction rate securities	153	—	(26)	127
Mortgage-backed securities	840	9	(10)	839
U.S. government and agency securities	3,122	38	—	3,160
Foreign government and agency securities	67	—	—	67
Certificates of deposit	47	—	—	47
Other asset-backed securities	535	3	(1)	537
Marketable equity securities	100	158	(5)	253
Trading securities:				
Exchange-traded funds	45	2	(1)	46
Cost method, equity method, and other investments	508	—	—	NA
Total investments	$ 8,918	$ 257	$ (50)	$ 8,617

Information regarding the Company's consolidated balance sheets presentation at April 26, 2013 and April 27, 2012 is as follows:

	April 26, 2013		April 27, 2012	
(in millions)	Investments	Other Assets	Investments	Other Assets
Available-for-sale securities	$ 10,161	$ 294	$ 8,132	$ 439
Trading securities	50	—	46	—
Cost method, equity method, and other investments	$ —	$ 549	$ —	$ 508
Total	$ 10,211	$ 843	$ 8,178	$ 947

The Company revised the classification, to investments, of certain amounts previously presented as cash and cash equivalents in the prior period consolidated balance sheets. These revisions, which are immaterial, also increased purchases and sales and maturities of marketable securities in the consolidated statements of cash flows for prior periods.

The following tables show the gross unrealized losses and fair values of the Company's available-for-sale securities that have been in a continuous unrealized loss position deemed to be temporary for less than 12 months and for more than 12 months, aggregated by investment category as of April 26, 2013 and April 27, 2012:

	April 26, 2013			
	Less than 12 Months		More than 12 Months	
(in millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate debt securities	$ 544	$ (1)	$ 13	$ (3)
Auction rate securities	—	—	103	(15)
Mortgage-backed securities	195	(1)	44	(4)
U.S. government and agency securities	291	(1)	—	—
Marketable equity securities	14	(2)	—	—
Total	$ 1,044	$ (5)	$ 160	$ (22)

	April 27, 2012			
	Less than 12 Months		More than 12 Months	
(in millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate debt securities	$ 664	$ (4)	$ 16	$ (3)
Auction rate securities	—	—	127	(26)
Mortgage-backed securities	218	(2)	57	(8)
Other asset-backed securities	55	—	9	(1)
Marketable equity securities	24	(5)	—	—
Total	$ 961	$ (11)	$ 209	$ (38)

Activity related to the Company's investment portfolio is as follows:

	Fiscal Year					
	2013		2012		2011	
(in millions)	Debt (a)	Equity (b)	Debt (a)	Equity (b) (c)	Debt (a)	Equity (b) (d)
Proceeds from sales	$ 10,350	$ 161	$ 7,675	$ 113	$ 9,318	$ 31
Gross realized gains	$ 59	$ 94	$ 52	$ 93	$ 28	$ 85
Gross realized losses	$ (17)	$ —	$ (16)	$ —	$ (15)	$ —
Impairment losses recognized	$ —	$ (21)	$ (2)	$ (10)	$ (5)	$ (24)

(a) Includes available-for-sale debt securities.

(b) Includes marketable equity securities, cost method, equity method, exchange-traded funds, and other investments.

(c) As a result of the Salient and PEAK acquisitions that occurred during fiscal year 2012, the Company recognized a non-cash gain of $38 million on its previously-held minority investments.

(d) As a result of the Ardian acquisition that occurred during fiscal year 2011, the Company recognized a non-cash gain of $85 million on its previously-held minority investment.

The total other-than-temporary impairment losses on available-for-sale debt securities for the fiscal year ended April 26, 2013 were not significant. The total other-than-temporary impairment losses on available-for-sale debt securities for the fiscal year ended April 27, 2012 and April 29, 2011 were $6 million and $18 million, of which $4 million and $13 million, respectively, were recognized in other comprehensive income and $2 million and $5 million, respectively, were recognized in earnings. These charges relate to credit losses on certain mortgage-backed securities and auction rate securities. The amount of credit losses represents the difference between the present value of cash flows expected to be collected on these securities and the amortized cost. Based on the Company's assessment of the credit quality of the underlying collateral and credit support available to each of the remaining securities in which invested, the Company believes it has recorded all necessary other-than-temporary impairments as the Company does not have the intent to sell, nor is it more likely than not that the Company will be required to sell, before recovery of the amortized cost.

The following table shows the credit loss portion of other-than-temporary impairments on debt securities held by the Company as of the dates indicated and the corresponding changes in such amounts:

(in millions)	
Balance as of April 29, 2011	$ 20
Credit losses recognized on securities previously not impaired	1
Additional credit losses recognized on securities previously impaired	1
Reductions for securities sold during the period	(2)
Balance as of April 27, 2012	$ 20
Credit losses recognized on securities previously not impaired	—
Additional credit losses recognized on securities previously impaired	—
Reductions for securities sold during the period	(11)
Balance as of April 26, 2013	$ 9

The April 26, 2013 balance of available-for-sale debt securities by contractual maturity is shown in the following table at fair value. Within the table, maturities of mortgage-backed securities have been allocated based upon timing of estimated cash flows, assuming no change in the current interest rate environment. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(in millions)	April 26, 2013
Due in one year or less	$ 2,169
Due after one year through five years	7,040
Due after five years through 10 years	978
Due after 10 years	113
Total debt securities	$ 10,300

As of April 26, 2013 and April 27, 2012, the aggregate carrying amount of equity and other securities without a quoted market price and accounted for using the cost or equity method was $549 million and $508 million, respectively. The total carrying value of these investments is reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company's investment may not be recoverable. The fair value of cost or equity method investments is not adjusted if there are no identified events or changes in circumstances that may have a material adverse effect on the fair value of the investment.

Gains and losses realized on trading securities and available-for-sale debt securities are recorded in interest expense, net in the consolidated statements of earnings. Gains and losses realized on marketable equity securities, cost method, equity method, and other investments are recorded in *other expense, net* in the consolidated statements of earnings. In addition, unrealized gains and losses on available-for-sale debt securities are recorded in *other comprehensive income (loss)* and unrealized gains and losses on trading securities are recorded in *interest expense, net* in the consolidated statements of earnings. Gains and losses from the sale of investments are calculated based on the specific identification method.

6. Fair Value Measurements

The Company follows the authoritative guidance on fair value measurements and disclosures with respect to assets and liabilities that are measured at fair value on both a recurring and non-recurring basis. Under this guidance, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels defined as follows:

- Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.
- Level 3 - Inputs are unobservable for the asset or liability.

See the section below titled *Valuation Techniques* for further discussion of how the Company determines fair value for investments.

Assets and Liabilities That Are Measured at Fair Value on a Recurring Basis

Assets and liabilities that are measured at fair value on a recurring basis primarily relate to marketable equity securities and debt and equity securities that are classified and accounted for as trading, available-for-sale, and derivative instruments. Derivatives include cash flow hedges, freestanding derivative forward contracts, and fair value hedges. These items are marked-to-market at each reporting period.

The following tables provide information by level for assets and liabilities that are measured at fair value on a recurring basis:

(in millions)	Fair Value as of April 26, 2013	Fair Value Measurements Using Inputs Considered as Level 1	Level 2	Level 3
Assets:				
Corporate debt securities	$ 4,661	$ —	$ 4,651	$ 10
Auction rate securities	103	—	—	103
Mortgage-backed securities	1,053	—	1,039	14
U.S. government and agency securities	3,898	1,833	2,065	—
Foreign government and agency securities	38	—	38	—
Certificates of deposit	6	—	6	—
Other asset-backed securities	541	—	541	—
Marketable equity securities	155	155	—	—
Exchange-traded funds	50	50	—	—
Derivative assets	394	213	181	—
Total assets	$ 10,899	$ 2,251	$ 8,521	$ 127
Liabilities:				
Derivative liabilities	$ 58	$ 40	$ 18	$ —
Contingent milestone payments associated with acquisitions subsequent to April 24, 2009	142	—	—	142
Total liabilities	$ 200	$ 40	$ 18	$ 142

(in millions)	Fair Value as of April 27, 2012	Fair Value Measurements Using Inputs Considered as Level 1	Level 2	Level 3
Assets:				
Corporate debt securities	$ 3,541	$ —	$ 3,531	$ 10
Auction rate securities	127	—	—	127
Mortgage-backed securities	839	—	810	29
U.S. government and agency securities	3,160	1,511	1,649	—
Foreign government and agency securities	67	—	67	—
Certificates of deposit	47	—	47	—
Other asset-backed securities	537	—	531	6
Marketable equity securities	253	253	—	—
Exchange-traded funds	46	46	—	—
Derivative assets	254	87	167	—
Total assets	$ 8,871	$ 1,897	$ 6,802	$ 172
Liabilities:				
Derivative liabilities	$ 82	$ 37	$ 45	$ —
Contingent milestone payments associated with acquisitions subsequent to April 24, 2009	231	—	—	231
Total liabilities	$ 313	$ 37	$ 45	$ 231

Valuation Techniques

Financial assets that are classified as Level 1 securities include highly liquid government bonds within the U.S. government and agency securities, marketable equity securities, and exchange-traded funds for which quoted market prices are available. In addition,

the Company has determined that foreign currency forward contracts will be included in Level 1 as these are valued using quoted market prices in active markets which have identical assets or liabilities.

The valuation for most fixed maturity securities are classified as Level 2. Financial assets that are classified as Level 2 include corporate debt securities, U.S. government and agency securities, foreign government and agency securities, certificates of deposit, other asset-backed securities, and certain mortgage-backed securities whose value is determined using inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data such as pricing for similar securities, recently executed transactions, cash flow models with yield curves, and benchmark securities. In addition, interest rate swaps are included in Level 2 as the Company uses inputs other than quoted prices that are observable for the asset. The Level 2 derivative instruments are primarily valued using standard calculations and models that use readily observable market data as their basis.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. Level 3 investment securities primarily include certain corporate debt securities, auction rate securities, certain mortgage-backed securities, and certain other asset-backed securities. With the exception of auction rate securities, these securities were valued using third-party pricing sources that incorporate transaction details such as contractual terms, maturity, timing, and amount of expected future cash flows, as well as assumptions about liquidity and credit valuation adjustments by market participants. The fair value of auction rate securities is estimated by the Company using a discounted cash flow model, which incorporates significant unobservable inputs. The significant unobservable inputs used in the fair value measurement of the Company's auction rate securities are the years to principal recovery and the illiquidity premium that is incorporated into the discount rate. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value of the securities. Additionally, the Company uses level 3 inputs in the measurement of contingent milestone payments and related liabilities for all acquisitions subsequent to April 24, 2009. See Note 4 for further information regarding contingent consideration.

The following table represents the range of the unobservable inputs utilized in the fair value measurement of the auction rate securities classified as Level 3 as of April 26, 2013:

	Valuation Technique	Unobservable Input	Range (Weighted Average)
Auction rate securities	Discounted cash flow	Years to principal recovery	2 yrs. - 12 yrs. (3 yrs.)
		Illiquidity premium	6%

The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Company's policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal quarter in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, or Level 3 during the fiscal years ended April 26, 2013 or April 27, 2012. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement.

The following table provides a reconciliation of the beginning and ending balances of investments measured at fair value on a recurring basis that used significant unobservable inputs (Level 3):

(in millions)	Total Level 3 Investments	Corporate debt securities	Auction rate securities	Mortgage-backed securities	Other asset-backed securities
Balance as of April 27, 2012	$ 172	$ 10	$ 127	$ 29	$ 6
Total realized losses and other-than-temporary impairment losses included in earnings	—	—	—	—	—
Total unrealized gains (losses) included in other comprehensive income	11	—	11	—	—
Settlements	(56)	—	(35)	(15)	(6)
Balance as of April 26, 2013	$ 127	$ 10	$ 103	$ 14	$ —

(in millions)	Total Level 3 Investments	Corporate debt securities	Auction rate securities	Mortgage-backed securities	Other asset-backed securities
Balance as of April 29, 2011	$ 191	$ 17	$ 133	$ 35	$ 6
Total realized losses and other-than-temporary impairment losses included in earnings	(3)	(1)	—	(1)	(1)
Total unrealized gains (losses) included in other comprehensive income	9	1	8	(1)	1
Settlements	(25)	(7)	(14)	(4)	—
Balance as of April 27, 2012	$ 172	$ 10	$ 127	$ 29	$ 6

Assets and Liabilities That Are Measured at Fair Value on a Nonrecurring Basis

Non-financial assets such as equity and other securities that are accounted for using the cost or equity method, goodwill and IPR&D, intangible assets, and property, plant, and equipment are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment is recognized.

The Company holds investments in equity and other securities that are accounted for using the cost or equity method, which are classified as *other assets* in the consolidated balance sheets. The aggregate carrying amount of these investments was $549 million as of April 26, 2013 and $508 million as of April 27, 2012. These cost or equity method investments are measured at fair value on a nonrecurring basis. The fair value of the Company's cost or equity method investments is not estimated if there are no identified events or changes in circumstance that may have a significant adverse effect on the fair value of these investments. During fiscal years 2013, 2012, and 2011, the Company determined that the fair values of certain cost method investments were below their carrying values and that the carrying values of these investments were not expected to be recoverable within a reasonable period of time. As a result, the Company recognized $21 million, $10 million, and $24 million in impairment charges in fiscal years 2013, 2012, and 2011, respectively, which were recorded in *other expense, net* in the consolidated statements of earnings. These investments fall within Level 3 of the fair value hierarchy, due to the use of significant unobservable inputs to determine fair value, as the investments are privately-held entities without quoted market prices. To determine the fair value of these investments, the Company used all pertinent financial information that was available related to the entities, including financial statements and market participant valuations from recent and proposed equity offerings.

The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset (asset group) may not be recoverable. The aggregate carrying amount of intangible assets, excluding IPR&D, was $2.310 billion as of April 26, 2013 and $2.277 billion as of April 27, 2012. When events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable, the Company calculates the excess of an intangible asset's carrying value over its undiscounted future cash flows. If the carrying value is not recoverable, an impairment loss is recorded based on the amount by which the carrying value exceeds the fair value. During fiscal years 2013 and 2012, the Company determined that a change in events and circumstances indicated that the carrying amount of certain intangible assets, representing less than five percent of the total aggregate carrying amount of intangible assets, may not be fully recoverable. During fiscal year 2013, the carrying amount of one intangible asset was less than the undiscounted future cash flows, therefore the Company assessed the asset's fair value and recorded an impairment of $2 million. The Company did not record any intangible asset impairments during fiscal year 2012. During fiscal year 2011, the Company determined that changes in events and circumstances indicated that the carrying amounts of certain intangible assets may not be fully recoverable. As a result of the analysis performed in fiscal year 2011, the fair values of the intangible assets were deemed to be less than the carrying values, resulting in pre-tax impairment losses of $28 million of which $19 million is related to the fiscal year 2011 restructuring initiative and was recorded in *restructuring charges, net* and $9 million was recorded in *other expense, net* in the Company's consolidated statements of earnings. The inputs used in the fair value analysis fall within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs to determine fair value.

The Company assesses the impairment of goodwill and IPR&D annually in the third quarter and whenever events or changes in circumstances indicate that the carrying amount may be impaired. The aggregate carrying amount of goodwill was $10.329 billion as of April 26, 2013 and $9.934 billion as of April 27, 2012. The aggregate carrying amount of IPR&D was $363 million as of April 26, 2013 and $370 million as of April 27, 2012. During fiscal years 2013, 2012, and 2011, the Company performed its annual impairment reviews of goodwill and IPR&D. The goodwill impairment review requires the Company to make several estimates about fair value, most of which are based on projected future cash flows. The Company calculated the excess of each reporting unit's goodwill fair value over its carrying value utilizing a discounted future cash flow analysis. As a result of the analysis

performed, the fair value of each reporting unit's goodwill was deemed to be greater than the carrying value. The Company did not record any goodwill impairments during fiscal years 2013, 2012, or 2011. Similar to the goodwill impairment test, the IPR&D impairment test requires the Company to make several estimates about fair value, most of which are based on projected future cash flows. The Company calculated the excess of the IPR&D asset carrying values over their fair values utilizing a discounted future cash flow analysis. As a result of the analysis performed during fiscal year 2013, the fair value of IPR&D assets related to a technology recently acquired by the Structural Heart business was deemed to be less than the carrying value, resulting in a pre-tax impairment loss of $5 million that was recorded in *acquisition-related items* in the consolidated statements of earnings. The Company did not record any IPR&D impairments during fiscal years 2012 or 2011. Due to the nature of IPR&D projects, the Company may experience future delays or failures to obtain regulatory approvals to conduct clinical trials, failures of such clinical trials, delays or failures to obtain required market clearances or other failures to achieve a commercially viable product, and as a result, may record impairment losses in the future.

The Company assesses the impairment of property, plant, and equipment whenever events or changes in circumstances indicate that the carrying amount of property, plant, and equipment assets may not be recoverable. As part of the Company's restructuring initiatives, the Company recorded property, plant, and equipment impairments of $6 million, $9 million, and $13 million during fiscal years 2013, 2012, and 2011, respectively. For further discussion of the restructuring initiatives refer to Note 3.

Financial Instruments Not Measured at Fair Value

The estimated fair value of the Company's long-term debt, including the short-term portion, as of April 26, 2013 was $10.820 billion compared to a principal value of $9.928 billion, and as of April 27, 2012 was $9.965 billion compared to a principal value of $9.138 billion. Fair value was estimated using quoted market prices for the publicly registered senior notes and senior convertible notes, classified as Level 1 within the fair value hierarchy. The fair values and principal values consider the terms of the related debt and exclude the impacts of debt discounts and derivative/hedging activity.

7. Goodwill and Other Intangible Assets, Net

The changes in the carrying amount of goodwill for fiscal years 2013 and 2012 are as follows:

(in millions)	Cardiac and Vascular Group	Restorative Therapies Group	Total
Balance as of April 29, 2011	$ 2,662	$ 6,858	$ 9,520
Goodwill as a result of acquisitions	—	404	404
Purchase accounting adjustments, net	6	38	44
Currency adjustment, net	(32)	(2)	(34)
Balance as of April 27, 2012	$ 2,636	$ 7,298	$ 9,934
Goodwill as a result of acquisitions	—	414	414
Purchase accounting adjustments, net	—	3	3
Currency adjustment, net	(12)	(10)	(22)
Balance as of April 26, 2013	$ 2,624	$ 7,705	$ 10,329

During fiscal year 2013, the Company recorded $3 million in purchase accounting adjustments, net. These adjustments primarily relate to the fourth quarter finalization of the valuation of inventory, net of tax, for the Kanghui acquisition.

During fiscal year 2012, the Company recorded $44 million in purchase accounting adjustments, net, primarily including adjustments of $29 million and $11 million recorded in the second and fourth quarters, respectively. These adjustments primarily relate to a valuation correction for the calculation of deferred tax assets associated with the net operating losses available to the Company for the fiscal year 2008 acquisition of Kyphon Inc. (Kyphon).

Balances of intangible assets, net, excluding goodwill, for fiscal years 2013 and 2012 are as follows:

(in millions)	Purchased Technology and Patents	Trademarks and Tradenames	Acquired IPR&D	Other	Total
Amortizable intangible assets as of April 26, 2013					
Original cost	$ 3,896	$ 408	$ 363	$ 104	$ 4,771
Accumulated amortization	(1,702)	(320)	—	(76)	(2,098)
Carrying value	$ 2,194	$ 88	$ 363	$ 28	$ 2,673
Weighted average original life (in years)	12.5	11.8	N/A	8.8	
Amortizable intangible assets as of April 27, 2012					
Original cost	$ 3,604	$ 373	$ 370	$ 148	$ 4,495
Accumulated amortization	(1,440)	(307)	—	(101)	(1,848)
Carrying value	$ 2,164	$ 66	$ 370	$ 47	$ 2,647
Weighted average original life (in years)	12.6	10.3	N/A	9.6	

Amortization expense for fiscal years 2013, 2012, and 2011 was $331 million, $335 million, and $339 million, respectively.

Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets, excluding any possible future amortization associated with acquired IPR&D, which has not met technological feasibility, is as follows:

(in millions) Fiscal Year	Amortization Expense
2014	$ 337
2015	321
2016	308
2017	286
2018	271
Thereafter	787
	$ 2,310

8. Financing Arrangements

Debt consisted of the following:

(in millions, except interest rates)	Maturity by Fiscal Year	April 26, 2013 Payable	April 26, 2013 Average Interest Rate	April 26, 2013 Effective Interest Rate	April 27, 2012 Payable	April 27, 2012 Average Interest Rate	April 27, 2012 Effective Interest Rate
Short-Term Borrowings:							
Commercial paper	2013-2014	$ 125	0.21%	—	$ 950	0.14%	—
Capital lease obligations	2013-2014	14	3.30%	—	14	3.38%	—
Bank borrowings	2013-2014	221	0.57%	—	200	0.93%	—
Five-year 2009 senior notes	2014	550	4.50%	4.50%	—	—	—
Seven-year senior convertible notes	2013	—	—	—	2,200	1.63%	6.03%
Debt discount	2013	—	—	—	(90)	—	—
Total Short-Term Borrowings		$ 910			$ 3,274		
Long-Term Debt:							
Five-year 2009 senior notes	2014	—	—	—	550	4.50%	4.50%
Five-year 2010 senior notes	2015	1,250	3.00%	3.00%	1,250	3.00%	3.00%
Ten-year 2005 senior notes	2016	600	4.75%	4.76%	600	4.75%	4.76%
Five-year 2011 senior notes	2016	500	2.63%	2.72%	500	2.63%	2.72%
Five-year 2013 senior notes	2018	1,000	1.38%	1.41%	—	—	—
Ten-year 2009 senior notes	2019	400	5.60%	5.61%	400	5.60%	5.61%
Ten-year 2010 senior notes	2020	1,250	4.45%	4.47%	1,250	4.45%	4.47%
Ten-year 2011 senior notes	2021	500	4.13%	4.19%	500	4.13%	4.19%
Ten-year 2012 senior notes	2022	675	3.13%	3.16%	675	3.13%	3.16%
Ten-year 2013 senior notes	2023	1,250	2.75%	2.78%	—	—	—
Thirty-year 2009 senior notes	2039	300	6.50%	6.52%	300	6.50%	6.52%
Thirty-year 2010 senior notes	2040	500	5.55%	5.56%	500	5.55%	5.56%
Thirty-year 2012 senior notes	2042	400	4.50%	4.51%	400	4.50%	4.51%
Thirty-year 2013 senior notes	2043	750	4.00%	4.12%	—	—	—
Interest rate swaps	2015-2022	181	—	—	167	—	—
Deferred gains from interest rate swap terminations	—	50	—	—	102	—	—
Capital lease obligations	2013-2025	152	3.59%	—	165	3.57%	—
Bank borrowings	2015	3	5.00%	—	—	—	—
Discount	2018-2043	(20)	—	—	—	—	—
Total Long-Term Debt		$ 9,741			$ 7,359		

Senior Convertible Notes In April 2006, the Company issued $2.200 billion of 1.500 percent Senior Convertible Notes due 2011 (2011 Senior Convertible Notes) and $2.200 billion of 1.625 percent Senior Convertible Notes due 2013 (2013 Senior Convertible Notes) (collectively, the Senior Convertible Notes). The Senior Convertible Notes were issued at par and paid interest in cash semi-annually. The 2011 Senior Convertible Notes were repaid in April 2011. The 2013 Senior Convertible Notes were repaid in April 2013. Concurrent with the issuance of the 2013 Senior Convertible Notes, the Company purchased call options on its common stock in private transactions. The call options expired in June 2013 with no financial statement impact.

The Company accounted for the Senior Convertible Notes in accordance with the authoritative guidance for convertible debt, which required the proceeds from the issuance of the Senior Convertible Notes to be allocated between a liability component

(issued at a discount) and an equity component. The resulting debt discount was amortized over the period the 2013 Senior Convertible Notes were outstanding as additional non-cash interest expense.

In separate private transactions, the Company sold warrants to issue shares of the Company's common stock at an exercise price of $76.56 per share. Pursuant to these transactions, warrants for 41 million shares of the Company's common stock may be settled over a specified period that began in July 2011 and warrants for 41 million shares of the Company's common stock may be settled over a specified period beginning in July 2013 (the settlement dates). As of April 26, 2013 and April 27, 2012, warrants for 41 million shares of the Company's common stock had expired.

The Company concluded that the warrants were indexed to its own stock and should be classified in shareholders' equity and not separated as a derivative. The warrants were recorded as an addition to equity as of the trade date. The carrying amount of the equity component as of April 26, 2013 and April 27, 2012 was $547 million.

The following table provides interest expense amounts related to the Senior Convertible Notes.

	Fiscal Year		
(in millions)	**2013**	**2012**	**2011**
Interest cost related to contractual interest coupon	$ 35	$ 36	$ 68
Interest cost related to amortization of the discount	90	87	172

Commercial Paper The Company maintains a commercial paper program that allows the Company to have a maximum of $2.250 billion in commercial paper outstanding, with maturities up to 364 days from the date of issuance. As of April 26, 2013 and April 27, 2012, outstanding commercial paper totaled $125 million and $950 million, respectively. During fiscal years 2013 and 2012, the weighted average original maturity of the commercial paper outstanding was approximately 89 and 102 days, respectively, and the weighted average interest rate was 0.18 percent and 0.15 percent, respectively. The issuance of commercial paper reduces the amount of credit available under the Company's existing lines of credit.

Bank Borrowings Approximately $218 million of the $224 million outstanding bank borrowings as of April 26, 2013 were short-term advances to certain non-U.S. subsidiaries under credit agreements with various banks. These advances are guaranteed by the Company. Bank borrowings consist primarily of borrowings at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes.

Lines of Credit The Company has a $2.250 billion syndicated credit facility dated December 17, 2012 which expires on December 17, 2017 (Credit Facility). The Credit Facility provides the Company with the ability to increase its borrowing capacity by an additional $750 million at any time during the term of the agreement. At each anniversary of the date of the Credit Facility, but not more than twice prior to the maturity date, the Company can also request a one-year extension of the maturity date. The Credit Facility provides backup funding for the commercial paper program. The Credit Facility replaced the Company's four-year $2.250 billion syndicated credit facility which was scheduled to expire on December 9, 2014. As of April 26, 2013 and April 27, 2012, no amounts were outstanding on the committed lines of credit.

Interest rates on these borrowings are determined by a pricing matrix, based on the Company's long-term debt ratings assigned by Standard & Poor's Ratings Services and Moody's Investors Service. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates. The agreements also contain customary covenants, all of which the Company remains in compliance with as of April 26, 2013.

Senior Notes Senior Notes are unsecured, senior obligations of the Company and rank equally with all other secured and unsubordinated indebtedness of the Company. The indentures under which the Senior Notes were issued contain customary covenants, all of which the Company remains in compliance with as of April 26, 2013. The Company used the net proceeds from the sale of the Senior Notes primarily for working capital and general corporate purposes, which include the repayment of other indebtedness of the Company.

In March 2013, the Company issued three tranches of Senior Notes (collectively, the 2013 Senior Notes) with an aggregate face value of $3.000 billion. The first tranche consisted of $1.000 billion of 1.375 percent Senior Notes due 2018. The second tranche consisted of $1.250 billion of 2.750 percent Senior Notes due 2023. The third tranche consisted of $750 million of 4.000 percent Senior Notes due 2043. Interest on each series of the 2013 Senior Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2013. The Company used the net proceeds from the sale of the 2013 Senior Notes for working capital and general corporate purposes, including repayment of indebtedness.

As of April 26, 2013 and April 27, 2012, the Company had interest rate swap agreements designated as fair value hedges of underlying fixed-rate obligations including the Company's $1.250 billion 3.000 percent 2010 Senior Notes due 2015, $600 million 4.750 percent 2005 Senior Notes due 2015, $500 million 2.625 percent 2011 Senior Notes due 2016, $500 million 4.125 percent 2011 Senior Notes due 2021, and $675 million 3.125 percent 2012 Senior Notes due 2022. For additional information regarding the interest rate swap agreements, refer to Note 9.

Contractual maturities of long-term debt for the next five fiscal years and thereafter, including current portions, capital leases, and excluding the debt discount, the fair value impact of outstanding interest rate swap agreements, and the remaining deferred gains from terminated interest rate swap agreements are as follows:

(in millions) Fiscal Year	Obligation
2014	$ 564
2015	1,266
2016	1,112
2017	30
2018	1,018
Thereafter	6,104
Total long-term debt	10,094
Less: Current portion of long-term debt	564
Long-term portion of long-term debt	$ 9,530

9. Derivatives and Foreign Exchange Risk Management

The Company uses operational and economic hedges, as well as currency exchange rate derivative contracts and interest rate derivative instruments to manage the impact of currency exchange and interest rate changes on earnings and cash flows. In order to minimize earnings and cash flow volatility resulting from currency exchange rate changes, the Company enters into derivative instruments, principally forward currency exchange rate contracts. These contracts are designed to hedge anticipated foreign currency transactions and changes in the value of specific assets and liabilities. At inception of the forward contract, the derivative is designated as either a freestanding derivative or a cash flow hedge. The primary currencies of the derivative instruments are the Euro and the Japanese Yen. The Company does not enter into currency exchange rate derivative instruments for speculative purposes. The gross notional amount of all currency exchange rate derivative instruments outstanding at April 26, 2013 and April 27, 2012 was $6.812 billion and $5.136 billion, respectively. The aggregate currency exchange rate gains (losses) were $25 million, $(183) million, and $92 million, in fiscal years 2013, 2012, and 2011, respectively. These gains (losses) represent the net impact to the consolidated statements of earnings for the derivative instruments presented below, offset by remeasurement gains (losses) on foreign currency denominated assets and liabilities.

The information that follows explains the various types of derivatives and financial instruments used by the Company, how and why the Company uses such instruments, how such instruments are accounted for, and how such instruments impact the Company's consolidated balance sheets, statements of earnings. and statements of cash flows.

Freestanding Derivative Forward Contracts

Freestanding derivative forward contracts are used to offset the Company's exposure to the change in value of specific foreign currency denominated assets and liabilities. These derivatives are not designated as hedges, and therefore, changes in the value of these forward contracts are recognized in earnings, thereby offsetting the current earnings effect of the related change in value of foreign currency denominated assets and liabilities. The cash flows from these contracts are reported as operating activities in the consolidated statements of cash flows. The gross notional amount of these contracts, not designated as hedging instruments, outstanding at April 26, 2013 and April 27, 2012 was $2.059 billion and $2.039 billion, respectively.

The amount of gains (losses) and location of the gains (losses) in the consolidated statements of earnings related to derivative instruments not designated as hedging instruments for fiscal years 2013, 2012, and 2011 are as follows:

(in millions)		Fiscal Year		
Derivatives Not Designated as Hedging Instruments	**Location**	**2013**	**2012**	**2011**
Foreign currency exchange rate contracts	Other expense, net	$ 26	$ 53	$ (107)

Cash Flow Hedges

Foreign Currency Exchange Rate Risk Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions denominated in a foreign currency that will take place in the future. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of *accumulated other comprehensive loss* and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. No gains or losses relating to ineffectiveness of cash flow hedges were recognized in earnings during fiscal years 2013, 2012, or 2011. No components of the hedge contracts were excluded in the measurement of hedge ineffectiveness and no hedges were derecognized or discontinued during fiscal years 2013, 2012, or 2011. The cash flows from these contracts are reported as operating activities in the consolidated statements of cash flows. The gross notional amount of these contracts, designated as cash flow hedges, outstanding at April 26, 2013 and April 27, 2012 was $4.753 billion and $3.097 billion, respectively, and will mature within the subsequent two-year period.

The amount of gains (losses) and location of the gains (losses) in the consolidated statements of earnings and other comprehensive income (OCI) related to derivative instruments designated as cash flow hedges for the fiscal years ended April 26, 2013, April 27, 2012, and April 29, 2011 are as follows:

April 26, 2013

(in millions)	Gross Gains (Losses) Recognized in OCI on Effective Portion of Derivative	Effective Portion of Gains (Losses) on Derivative Reclassified from Accumulated Other Comprehensive Loss into Income	
Derivatives in Cash Flow Hedging Relationships	**Amount**	**Location**	**Amount**
Foreign currency exchange rate contracts	$ 121	Other expense, net	$ 103
		Cost of products sold	(2)
Total	$ 121		$ 101

April 27, 2012

(in millions)	Gross Gains (Losses) Recognized in OCI on Effective Portion of Derivative	Effective Portion of Gains (Losses) on Derivative Reclassified from Accumulated Other Comprehensive Loss into Income	
Derivatives in Cash Flow Hedging Relationships	**Amount**	**Location**	**Amount**
Foreign currency exchange rate contracts	$ 332	Other expense, net	$ (141)
		Cost of products sold	14
Total	$ 332		$ (127)

April 29, 2011

(in millions)	Gross Gains (Losses) Recognized in OCI on Effective Portion of Derivative	Effective Portion of Gains (Losses) on Derivative Reclassified from Accumulated Other Comprehensive Loss into Income	
Derivatives in Cash Flow Hedging Relationships	**Amount**	**Location**	**Amount**
Foreign currency exchange rate contracts	$ (530)	Other expense, net	$ 50
		Cost of products sold	31
Total	$ (530)		$ 81

Forecasted Debt Issuance Interest Rate Risk Forward starting interest rate derivative instruments designated as cash flow hedges are designed to manage the exposure to interest rate volatility with regard to future issuances of fixed-rate debt. For forward

starting interest rate derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of *accumulated other comprehensive loss* and beginning in the period or periods in which the planned debt issuance occurs, the gain or loss is then reclassified into *interest expense, net* over the term of the related debt. In March 2013, the Company terminated forward starting interest rate derivative instruments with a consolidated notional amount of $750 million in conjunction with the issuance of the 2013 Senior Notes. Upon termination, there was no material ineffectiveness on the contracts which were in a net liability position, resulting in cash payments of $68 million. As of April 26, 2013, the Company had $500 million of pay fixed, forward starting interest rate swaps with a weighted average fixed rate of 2.68 percent in anticipation of a planned debt issuance.

The market value of outstanding forward interest rate swap derivative instruments at April 26, 2013 and April 27, 2012 was an unrealized loss of $18 million and $45 million, respectively. These unrealized losses were recorded in *other long-term liabilities* with the offset recorded in *accumulated other comprehensive loss* in the consolidated balance sheets.

As of April 26, 2013 and April 27, 2012, the Company had $165 million and $6 million in after-tax net unrealized gains associated with cash flow hedging instruments recorded in *accumulated other comprehensive loss,* respectively. The Company expects that $76 million of unrealized gains as of April 26, 2013 will be reclassified into the consolidated statements of earnings over the next 12 months.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivatives as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in earnings. The gains (losses) from terminating the interest rate swap agreements are recorded in *long-term debt*, increasing (decreasing) the outstanding balances of the related debt, and amortized as a reduction of *interest expense, net* over the remaining life of the related debt. The cash flows from the termination of the interest rate swap agreements are reported as operating activities in the consolidated statements of cash flows.

Interest rate derivative instruments designated as fair value hedges are designed to manage the exposure to interest rate movements and to reduce borrowing costs by converting fixed-rate debt into floating-rate debt. Under these agreements, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

As of both April 26, 2013 and April 27, 2012, the Company had interest rate swaps in gross notional amounts of $2.625 billion designated as fair value hedges of underlying fixed-rate obligations. As of April 26, 2013 and April 27, 2012, the Company had interest rate swap agreements designated as fair value hedges of underlying fixed-rate obligations including the Company's $1.250 billion 3.000 percent 2010 Senior Notes due 2015, the $600 million 4.750 percent 2010 Senior Notes due 2015, the $500 million 2.625 percent 2011 Senior Notes due 2016, the $500 million 4.125 percent 2011 Senior Notes due 2021, and the $675 million 3.125 percent 2012 Senior Notes due 2022.

In March 2012, the Company entered into ten-year fixed-to-floating interest rate swap agreements with a consolidated notional amount of $675 million, which were designated as fair value hedges of fixed interest rate obligations under the Company's 2012 Senior Notes due 2022. The Company pays variable interest equal to the one-month London Interbank Offered Rate (LIBOR) plus approximately 92 basis points, and receives a fixed interest rate of 3.125 percent.

In July 2011, the Company terminated interest rate swap agreements with a consolidated notional amount of $900 million that were designated as fair value hedges of the fixed interest rate obligation under the Company's $2.200 billion 1.625 percent 2013 Senior Convertible Notes and $550 million 4.500 percent 2009 Senior Notes due 2014. Upon termination, the contracts were in an asset position, resulting in cash receipts of $46 million, which included $10 million of accrued interest.

In August 2011, the Company terminated interest rate swap agreements with a consolidated notional amount of $650 million that were designated as fair value hedges of the fixed interest rate obligation under the Company's $1.250 billion 3.000 percent 2010 Senior Notes due 2015. Upon termination, the contracts were in an asset position, resulting in cash receipts of $42 million, which included $7 million of accrued interest.

In March 2011, the Company entered into five-year and ten-year fixed-to-floating interest rate swap agreements with a consolidated notional amount of $750 million, which were designated as fair value hedges of fixed interest rate obligations under the Company's 2011 Senior Notes due 2016 and 2021. The Company pays variable interest equal to the LIBOR plus approximately 37 and 66 basis points, and receives a fixed interest rate of 2.625 percent and 4.125 percent, respectively.

During fiscal year 2011, the Company terminated interest rate swap agreements with a consolidated notional amount of $1.850 billion that were designated as fair value hedges of the fixed interest rate obligation under the Company's $2.200 billion 1.625 percent Senior Convertible Notes due 2013. Upon termination, the contracts were in an asset position, resulting in cash receipts of $51 million, which included $11 million of accrued interest.

As of April 26, 2013 and April 27, 2012, the market value of outstanding interest rate swap agreements was an unrealized gain of $181 million and $167 million, respectively, and the market value of the hedged items was an unrealized loss of $181 million and $167 million, respectively, which was recorded in *other assets* with the offset recorded in *long-term debt* on the consolidated balance sheets. No hedge ineffectiveness was recorded as a result of these fair value hedges for fiscal year 2013 and less than $1 million and $4 million was recorded for fiscal years 2012 and 2011, respectively, as an increase in *interest expense, net* on the consolidated statements of earnings.

During fiscal years 2013, 2012, and 2011, the Company did not have any ineffective fair value hedging instruments. In addition, the Company did not recognize any gains or losses during fiscal years 2013, 2012, or 2011 on firm commitments that no longer qualify as fair value hedges.

Balance Sheet Presentation

The following tables summarize the location and fair value amounts of derivative instruments reported in the consolidated balance sheets as of April 26, 2013 and April 27, 2012. The fair value amounts are presented on a gross basis and are segregated between derivatives that are designated and qualify as hedging instruments and those that are not, and are further segregated by type of contract within those two categories.

April 26, 2013

(in millions)	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments				
Foreign currency exchange rate contracts	Prepaid expenses and other current assets	$ 150	Other accrued expenses	$ 34
Interest rate contracts	Other assets	181	Other long-term liabilities	18
Foreign currency exchange rate contracts	Other assets	63	Other long-term liabilities	5
Total derivatives designated as hedging instruments		**$ 394**		**$ 57**
Derivatives not designated as hedging instruments				
Foreign currency exchange rate contracts	Prepaid expenses and other current assets	$ —	Other accrued expenses	$ 1
Total derivatives not designated as hedging instruments		**$ —**		**$ 1**
Total derivatives		**$ 394**		**$ 58**

April 27, 2012

(in millions)	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments				
Foreign currency exchange rate contracts	Prepaid expenses and other current assets	$ 74	Other accrued expenses	$ 33
Interest rate contracts	Other assets	167	Other long-term liabilities	45
Foreign currency exchange rate contracts	Other assets	13	Other long-term liabilities	2
Total derivatives designated as hedging instruments		**$ 254**		**$ 80**
Derivatives not designated as hedging instruments				
Foreign currency exchange rate contracts	Prepaid expenses and other current assets	$ —	Other accrued expenses	$ 2
Total derivatives not designated as hedging instruments		**$ —**		**$ 2**
Total derivatives		**$ 254**		**$ 82**

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of interest-bearing investments, foreign exchange derivative contracts, and trade accounts receivable.

The Company maintains cash and cash equivalents, investments, and certain other financial instruments (including currency exchange and interest rate derivative contracts) with various major financial institutions. The Company performs periodic evaluations of the relative credit standings of these financial institutions and limits the amount of credit exposure with any one institution. In addition, the Company has collateral credit agreements with its primary derivative counterparties. Under these agreements, either party is required to post eligible collateral when the market value of transactions covered by the agreement exceeds specific thresholds, thus limiting credit exposure for both parties. As of April 26, 2013, the Company received cash collateral of $30 million from its counterparties. The collateral received was recorded in *cash and cash equivalents*, with the offset

recorded as an increase in *other accrued expenses* on the consolidated balance sheets. As of April 27, 2012, no collateral was posted by either the Company or its counterparties.

Global concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. However, a significant amount of trade receivables are with hospitals that are dependent upon governmental health care systems in many countries. The current economic conditions in many countries outside the U.S. (particularly the recent economic challenges faced by Italy, Spain, Portugal, and Greece) have deteriorated and may continue to increase the average length of time it takes the Company to collect on its outstanding accounts receivable in these countries as certain payment patterns have been impacted. As of April 26, 2013 and April 27, 2012, the Company's aggregate accounts receivable balance for Italy, Spain, Portugal, and Greece, net of the allowance for doubtful accounts, was $770 million and $967 million, respectively. The Company continues to monitor the creditworthiness of customers located in these and other geographic areas. In the past, accounts receivable balances with certain customers in these countries have accumulated over time and were subsequently settled as large lump-sum payments. In the first quarter of fiscal year 2013, the Company received a $212 million payment in Spain. Although the Company does not currently foresee a significant credit risk associated with the outstanding accounts receivable, repayment is dependent upon the financial stability of the economies of these countries. For certain Greece distributors, collectability is not reasonably assured for revenue transactions and the Company defers revenue recognition until all revenue recognition criteria are met. As of April 26, 2013 and April 27, 2012, the Company's deferred revenue balance for certain Greece distributors was $21 million and $15 million, respectively. As of April 26, 2013 and April 27, 2012, no one customer represented more than 10% of the Company's outstanding accounts receivable.

10. Interest Expense, Net

Interest income and interest expense for fiscal years 2013, 2012, and 2011 are as follows:

	Fiscal Year		
(in millions)	**2013**	**2012**	**2011**
Interest income	$ (237)	$ (200)	$ (172)
Interest expense	388	349	450
Interest expense, net	$ 151	$ 149	$ 278

Interest income includes interest earned on the Company's cash, cash equivalents and investments, the net realized and unrealized gain or loss on trading securities, ineffectiveness on interest rate derivative instruments, and the net realized gain or loss on the sale or impairment of available-for-sale debt securities. See Note 5 for further discussion of these items.

Interest expense includes the expense associated with the interest on the Company's outstanding borrowings, including short- and long-term instruments, ineffectiveness on interest rate derivative instruments, and the amortization of debt issuance costs and debt discounts.

11. Shareholders' Equity

Repurchase of Common Stock Shares are repurchased from time to time to support the Company's stock-based compensation programs and to return capital to shareholders. In June 2011, the Company's Board of Directors authorized the repurchase of 75 million shares of the Company's common stock. During fiscal years 2013 and 2012, the Company repurchased approximately 31.2 million and 37.3 million shares at an average price of $39.97 and $38.64, respectively. As of April 26, 2013, the Company had used 47.8 million of the 75 million shares authorized under the June 2011 repurchase program, leaving 27.2 million shares available for future repurchases. In June 2013, the Company's Board of Directors authorized the repurchase of an additional 80 million shares of the Company's common stock. The Company accounts for repurchases of common stock using the par value method and shares repurchased are canceled.

12. Stock Purchase and Award Plans

Under the fair value recognition provisions of U.S. GAAP for accounting for stock-based compensation, the Company measures stock-based compensation expense at the grant date based on the fair value of the award and recognizes the compensation expense over the requisite service period, which is generally the vesting period.

Stock awards are granted under the Medtronic, Inc. 2008 Stock Award and Incentive Plan (2008 Plan). The 2008 Plan was approved by the Company's shareholders in August 2008 and amended by shareholders in August 2009. The 2008 Plan provides for the grant of non-qualified and incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and other stock and cash-based awards. As of April 26, 2013, there were approximately 29 million shares available for future grants under the 2008 Plan.

Stock Options Stock option awards are granted at the exercise price equal to the closing price of the Company's common stock on the grant date. The majority of the Company's stock option awards are non-qualified stock options with a 10-year life and a 4-year ratable vesting term. In fiscal year 2013, the Company granted stock options under the 2008 Plan.

Restricted Stock Awards Restricted stock and restricted stock units (collectively referred to as restricted stock awards) are granted to officers and key employees. Restricted stock awards are subject to forfeiture if employment terminates prior to the lapse of the restrictions. The Company grants restricted stock awards that typically cliff vest after four years. Restricted stock awards are expensed over the vesting period. The Company also grants shares of performance-based restricted stock awards that typically cliff vest after three years only if the Company has also achieved certain performance objectives. Performance awards are expensed over the performance period based on the probability of achieving the performance objectives. Shares of restricted stock are considered issued and outstanding shares of the Company at the grant date and have the same dividend and voting rights as other shares of common stock. Restricted stock units are not considered issued or outstanding common stock of the Company. Dividend equivalent units are accumulated on restricted stock units during the vesting period. In fiscal year 2013, the Company granted restricted stock units under the 2008 Plan. As of April 26, 2013, all restricted stock awards outstanding were restricted stock units.

Employee Stock Purchase Plan The Medtronic, Inc. 2005 Employee Stock Purchase Plan (ESPP) allows participating employees to purchase shares of the Company's common stock at a discount through payroll deductions. Employees can contribute up to the lesser of 10 percent of their wages or the statutory limit under the U.S. Internal Revenue Code toward the purchase of the Company's common stock at 85 percent of its market value at the end of the calendar quarter purchase period. Employees purchased 2 million shares at an average price of $36.11 per share in the fiscal year ended April 26, 2013. As of April 26, 2013, plan participants have had approximately $6 million withheld to purchase Company common stock at 85 percent of its market value on June 28, 2013, the last trading day before the end of the calendar quarter purchase period. At April 26, 2013, approximately 8 million shares of common stock were available for future purchase under the ESPP.

Valuation Assumptions The Company uses the Black-Scholes option pricing model (Black-Scholes model) to determine the fair value of stock options as of the grant date. The fair value of stock options under the Black-Scholes model requires management to make assumptions regarding projected employee stock option exercise behaviors, risk-free interest rates, volatility of the Company's stock price, and expected dividends.

The expense recognized for shares purchased under the Company's ESPP is equal to the 15 percent discount the employee receives at the end of the calendar quarter purchase period. The expense recognized for restricted stock awards is equal to the grant date fair value, which is equal to the closing stock price on the date of grant.

The following table provides the weighted average fair value of options granted to employees and the related assumptions used in the Black-Scholes model:

	Fiscal Year		
	2013	2012	2011
Weighted average fair value of options granted	$ 7.42	$ 6.88	$ 8.19
Assumptions used:			
Expected life (years)[a]	6.50	6.40	6.30
Risk-free interest rate[b]	0.94%	1.82%	2.25%
Volatility[c]	26.22%	25.97%	26.03%
Dividend yield[d]	2.64%	2.78%	2.40%

(a) *Expected life:* The Company analyzes historical employee stock option exercise and termination data to estimate the expected life assumption. The Company calculates the expected life assumption using the midpoint scenario, which combines historical exercise data with hypothetical exercise data, as the Company believes this data currently represents the best estimate of the expected life of a new employee option. The Company also stratifies its employee population into two groups based upon distinctive exercise behavior patterns.

(b) *Risk-free interest rate:* The rate is based on the grant date yield of a zero-coupon U.S. Treasury bond whose maturity period equals the expected term of the option.

(c) *Volatility:* Expected volatility is based on a blend of historical volatility and an implied volatility of the Company's common stock. Implied volatility is based on market traded options of the Company's common stock.

(d) *Dividend yield:* The dividend yield rate is calculated by dividing the Company's annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date.

Stock-Based Compensation Expense Under the fair value recognition provisions of U.S. GAAP for accounting for stock-based compensation, the Company measures stock-based compensation expense at the grant date based on the fair value of the award and recognizes the compensation expense over the requisite service period, which generally is the vesting period.

The amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. The Company estimates pre-vesting forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will equal the fair value of awards that actually vest.

The following table presents the components and classification of stock-based compensation expense, for stock options, restricted stock awards, and ESPP shares recognized for fiscal years 2013, 2012, and 2011:

	Fiscal Year		
(in millions)	2013	2012	2011
Stock options	$ 44	$ 60	$ 87
Restricted stock awards	96	86	97
Employee stock purchase plan	12	13	14
Physio-Control award acceleration	—	2	—
Total stock-based compensation expense	$ 152	$ 161	$ 198
Cost of products sold	$ 12	$ 12	$ 22
Research and development expense	31	29	49
Selling, general, and administrative expense	109	118	127
Physio-Control divestiture-related costs	—	2	—
Total stock-based compensation expense	152	161	198
Income tax benefits	(43)	(45)	(58)
Total stock-based compensation expense, net of tax	$ 109	$ 116	$ 140

Stock Options The following table summarizes all stock option activity, including activity from options assumed or issued as a result of acquisitions, during fiscal years 2013, 2012, and 2011:

	Fiscal Year					
	2013		2012		2011	
	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price
Beginning balance	74,590	$ 44.80	84,652	$ 45.23	89,613	$ 46.13
Granted	4,437	39.54	4,634	34.93	6,371	37.59
Exercised	(6,096)	37.73	(1,218)	34.95	(627)	32.84
Canceled	(10,911)	45.57	(13,478)	44.98	(10,705)	48.91
Outstanding at year-end	62,020	$ 44.98	74,590	$ 44.80	84,652	$ 45.23
Exercisable at year-end	50,908	$ 46.65	60,833	$ 46.73	66,286	$ 47.24

For options outstanding and exercisable at April 26, 2013, the weighted average remaining contractual life was 4.27 years and 3.41 years, respectively. The total intrinsic value, calculated as the closing stock price at year-end less the option exercise price, of options exercised during fiscal years 2013, 2012, and 2011 was $39 million, $5 million, and $4 million, respectively. For options outstanding and exercisable at April 26, 2013, the total intrinsic value of in-the-money options was $236 million and $137 million, respectively. The Company issues new shares when stock option awards are exercised. Cash received from the exercise of stock options for the fiscal year ended April 26, 2013 was $230 million. The Company's tax benefit related to the exercise of stock options for fiscal year 2013 was $12 million. Unrecognized compensation expense related to outstanding stock options as of April 26, 2013 was $46 million and is expected to be recognized over a weighted average period of 2.4 years and will be adjusted for any future changes in estimated forfeitures.

Restricted Stock Awards The following table summarizes restricted stock award activity during fiscal years 2013, 2012, and 2011:

	Fiscal Year					
	2013		2012		2011	
	Awards (in thousands)	Wtd. Avg. Grant Price	Awards (in thousands)	Wtd. Avg. Grant Price	Awards (in thousands)	Wtd. Avg. Grant Price
Nonvested, beginning balance	9,980	$ 37.80	9,207	$ 40.42	8,909	$ 42.67
Granted	3,135	39.53	3,785	35.60	2,682	37.52
Vested	(2,445)	35.58	(2,194)	44.74	(1,809)	47.28
Forfeited	(612)	36.34	(818)	38.46	(575)	40.12
Nonvested at year-end	10,058	$ 38.97	9,980	$ 37.80	9,207	$ 40.42

Unrecognized compensation expense related to restricted stock awards as of April 26, 2013 was $159 million and is expected to be recognized over a weighted average period of 2.4 years and will be adjusted for any future changes in estimated forfeitures.

13. Income Taxes

The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings from continuing operations before income taxes, based on tax jurisdiction, are as follows:

	Fiscal Year		
(in millions)	**2013**	**2012**	**2011**
U.S.	$ 1,806	$ 1,620	$ 1,391
International	2,445	2,525	2,273
Earnings from continuing operations before income taxes	$ 4,251	$ 4,145	$ 3,664

The provision for income taxes from continuing operations consists of the following:

	Fiscal Year		
(in millions)	**2013**	**2012**	**2011**
Current tax expense:			
U.S.	$ 509	$ 664	$ 360
International	219	231	188
Total current tax expense	728	895	548
Deferred tax expense (benefit):			
U.S.	46	(138)	51
International	10	(27)	10
Net deferred tax expense (benefit)	56	(165)	61
Total provision for income taxes	$ 784	$ 730	$ 609

Deferred taxes arise because of the different treatment of transactions for financial statement accounting and income tax accounting, known as "temporary differences." The Company records the tax effect of these temporary differences as "deferred tax assets" and "deferred tax liabilities." Deferred tax assets generally represent items that can be used as a tax deduction or credit in a tax return in future years for which the Company has already recorded the tax benefit in the consolidated statements of earnings. The Company establishes valuation allowances for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. The Company has established valuation allowances for federal, state, and foreign net operating losses, credit carryforwards, capital loss carryforwards, and deferred tax assets which are capital in nature of $313 million and $258 million at April 26, 2013 and April 27, 2012, respectively. These carryover attributes expire at various points in time, from within a year to no expiration date. These valuation allowances would result in a reduction to the *provision for income taxes* in the consolidated statements of earnings, if they are ultimately not required. Deferred tax liabilities generally represent tax expense recognized in the consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on the Company's tax return but has not yet been recognized as an expense in the consolidated statements of earnings. Tax assets (liabilities), shown before jurisdictional netting of deferred tax assets (liabilities), are comprised of the following:

(in millions)	April 26, 2013	April 27, 2012
Deferred tax assets:		
Net operating loss, capital loss, and credit carryforwards	$ 423	$ 367
Pension and post-retirement benefits	239	256
Accrued liabilities	238	266
Stock-based compensation	223	233
Other	200	221
Inventory	121	141
Federal and state benefit on uncertain tax positions	57	81
Gross deferred tax assets	1,501	1,565
Valuation allowance	(313)	(258)
Total deferred tax assets	1,188	1,307
Deferred tax liabilities:		
Intangible assets	(712)	(710)
Basis impairment	(214)	(178)
Realized loss on derivative financial instruments	(110)	(112)
Unrealized gain on available-for-sale securities and derivative financial instruments	(87)	(77)
Accumulated depreciation	(56)	(68)
Other	(29)	(31)
Total deferred tax liabilities	(1,208)	(1,176)
Prepaid income taxes	321	321
Income tax receivables	114	137
Tax assets, net	$ 415	$ 589
Reported as (after jurisdictional netting):		
Tax assets	$ 539	$ 703
Long-term tax assets	232	176
Deferred tax liabilities	(16)	(14)
Long-term deferred tax liabilities	(340)	(276)
Total assets, net	$ 415	$ 589

Prior period current and non-current deferred tax assets and liabilities within the consolidated balance sheets have been corrected to properly reflect the jurisdictional netting of certain deferred income taxes and the presentation of accrued income taxes payable and receivable.

The Company's effective income tax rate from continuing operations varied from the U.S. Federal statutory tax rate as follows:

	Fiscal Year		
	2013	2012	2011
U.S. Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
U.S. state taxes, net of Federal tax benefit	0.5	0.9	0.3
Research and development credit	(1.1)	(0.6)	(1.2)
Domestic production activities	(0.3)	(0.5)	(0.4)
International	(16.7)	(16.9)	(19.4)
Puerto Rico Excise Tax	(1.3)	(1.4)	(0.6)
Impact of restructuring charges, net, certain litigation charges, net, and acquisition-related items	2.0	0.3	2.4
Reversal of excess tax accruals	—	(0.8)	(1.8)
Valuation allowance release	(0.2)	(0.8)	—
Other, net	0.5	2.4	2.3
Effective tax rate	18.4%	17.6%	16.6%

In fiscal year 2012, the Company entered into a sale-leaseback agreement that was recorded as a capital lease and as a result of the transaction, the Company recorded a $33 million tax benefit associated with the release of a valuation allowance associated with the usage of a capital loss carryover. The $33 million tax benefit was recorded in the *provision for income taxes* in the consolidated statement of earnings for fiscal year 2012.

In fiscal year 2011, the Company recorded a $67 million net tax benefit associated with the reversal of excess tax accruals. This reversal related to the settlement of certain issues reached with the U.S. Internal Revenue Service (IRS) involving the review of the Company's fiscal years 1997 through 1999 and fiscal years 2005 and 2006 domestic income tax returns, and the resolution of various state and foreign audit proceedings covering multiple years and issues. The $67 million net tax benefit was recorded in the *provision for income taxes* in the consolidated statement of earnings for fiscal year 2011.

The Company has not provided U.S. income taxes on approximately $20.499 billion, $17.977 billion, and $14.912 billion of undistributed earnings from non-U.S. subsidiaries as of April 26, 2013, April 27, 2012, and April 29, 2011, respectively. Except for certain unique and immaterial situations, these earnings are indefinitely reinvested outside the U.S. and are available for use by the Company's non-U.S. operations. The Company continues to be focused on goals to grow its business through increased globalization of the Company. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable.

Currently, the Company's operations in Puerto Rico, Switzerland, and Singapore have various tax incentive grants. The tax reductions as compared to the local statutory rate favorably impacted earnings per diluted share by $0.42 in fiscal year 2013, $0.43 in fiscal year 2012, and $0.39 in fiscal year 2011. Unless these grants are extended, they will expire between fiscal years 2014 and 2027. The expiration of a tax incentive grant in fiscal year 2014 is not expected to have a significant impact on the provision for income taxes in the consolidated statements of earnings in future years.

The Company had $1.068 billion, $917 million, and $769 million of gross unrecognized tax benefits as of April 26, 2013, April 27, 2012, and April 29, 2011, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal years 2013, 2012, and 2011 is as follows:

	Fiscal Year		
(in millions)	**2013**	**2012**	**2011**
Gross unrecognized tax benefits at beginning of fiscal year	$ 917	$ 769	$ 538
Gross increases:			
Prior year tax positions	12	47	151
Current year tax positions	169	171	172
Gross decreases:			
Prior year tax positions	(21)	(53)	(57)
Settlements	(6)	(4)	(32)
Statute of limitation lapses	(3)	(13)	(3)
Gross unrecognized tax benefits at end of fiscal year	$ 1,068	$ 917	$ 769

If all of the Company's unrecognized tax benefits as of April 26, 2013, April 27, 2012, and April 29, 2011 were recognized, $1.028 billion, $858 million, and $685 million would impact the Company's effective tax rate, respectively. Although the Company believes that it has adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on the Company's effective tax rate in future periods. The Company has recorded the gross unrecognized tax benefits as a long-term liability, as it does not expect significant payments to occur or the total amount of unrecognized tax benefits to change significantly over the next 12 months.

The Company recognizes interest and penalties related to income tax matters in the *provision for income taxes* in the consolidated statements of earnings and records the liability in the current or long-term accrued income taxes in the consolidated balance sheets, as appropriate. The Company had $88 million, $120 million, and $80 million of accrued gross interest and penalties as of April 26, 2013, April 27, 2012, and April 29, 2011, respectively. During the fiscal years ended April 26, 2013, April 27, 2012, and April 29, 2011, the Company recognized gross interest expense of approximately $33 million, $32 million, and $18 million in the *provision for income taxes* in the consolidated statements of earnings, respectively.

Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to the Company's allocation are required between jurisdictions with different tax rates. Tax authorities periodically review the Company's tax returns and propose adjustments to the Company's tax filings. The IRS has settled its audits with the Company for all years through fiscal year 2004. Tax years settled with the IRS may remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries. The major foreign jurisdictions where the Company conducts business have generally concluded all material tax matters through fiscal year 2004. In addition, substantially all material state and local tax matters have been concluded through fiscal year 2004.

In March 2009, the IRS issued its audit report for fiscal years 2005 and 2006. The Company reached agreement with the IRS on some, but not all matters related to these fiscal years. On December 23, 2010, the IRS issued a statutory notice of deficiency with respect to the remaining issues. The Company filed a Petition with the U.S. Tax Court on March 21, 2011 objecting to the deficiency. During October and November 2012, the Company reached resolution with the IRS on various matters, including the deductibility of a settlement payment. The remaining unresolved issues relate to the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary operating in Puerto Rico, which is one of the Company's key manufacturing sites.

In October 2011, the IRS issued its audit report for fiscal years 2007 and 2008. The Company reached agreement with the IRS on some but not all matters related to these fiscal years. The significant issues that remain unresolved relate to the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary operating in Puerto Rico, and proposed adjustments associated with the tax effects of the Company's acquisition of Kyphon. Associated with the Kyphon acquisition, Medtronic entered into an intercompany transaction whereby the Kyphon U.S. tangible assets were sold to another wholly-owned Medtronic subsidiary in a taxable transaction. The IRS has disagreed with the Company's valuation of these assets and proposed that all U.S. goodwill, the value of the ongoing business, and the value of the workforce in place related to the Kyphon acquisition be included in the tangible asset sale. The Company disagrees that these items were sold, as well as with the IRS valuation of these items. The IRS continues to evaluate the overall transaction that Medtronic entered into and because a foreign subsidiary acquired part of Kyphon

directly from the Kyphon shareholders, the IRS has argued that a deemed taxable event occurred. The Company disagrees with the IRS and is currently attempting to resolve these matters at the IRS Appellate level and will proceed through litigation, if necessary.

The Company's reserves for uncertain tax positions relate to unresolved matters with the IRS and other taxing authorities. These reserves are subject to a high degree of estimation and management judgment. Resolution of these significant unresolved matters, or positions taken by the IRS or foreign tax authorities during future tax audits, could have a material impact on the Company's financial results in future periods. The Company continues to believe that its reserves for uncertain tax positions are appropriate and that it has meritorious defenses for its tax filings and will vigorously defend them during the audit process, appellate process, and through litigation in courts, as necessary.

14. Retirement Benefit Plans

The Company sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), post-retirement medical plans (post-retirement benefits), defined contribution savings plans, and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. The cost of these plans was $419 million, $319 million, and $368 million in fiscal years 2013, 2012, and 2011, respectively.

In the U.S., the Company maintains a qualified pension plan designed to provide guaranteed minimum retirement benefits to all eligible U.S. employees. Pension coverage for non-U.S. employees is provided, to the extent deemed appropriate, through separate plans. In addition, U.S. and Puerto Rico employees are also eligible to receive specified Company paid health care and life insurance benefits through the Company's post-retirement benefits. In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable limits are provided to certain employees under a non-qualified plan.

As of April 26, 2013 and April 27, 2012, the net underfunded status of the Company's benefit plans was $584 million and $621 million, respectively.

The change in benefit obligation and funded status of the Company's employee retirement plans are as follows:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Post-Retirement Benefits	
	Fiscal Year		Fiscal Year		Fiscal Year	
(in millions)	**2013**	**2012**	**2013**	**2012**	**2013**	**2012**
Accumulated benefit obligation at end of year:	$ 1,924	$ 1,673	$ 689	$ 589	$ 302	$ 339
Change in projected benefit obligation:						
Projected benefit obligation at beginning of year	$ 1,877	$ 1,516	$ 717	$ 638	$ 339	$ 295
Service cost	104	92	43	42	19	19
Interest cost	94	87	27	29	15	17
Employee contributions	—	—	15	14	9	9
Plan amendments	—	—	(8)	(4)	—	—
Actuarial loss (gain)	151	230	65	72	(62)	16
Benefits paid	(72)	(48)	(25)	(25)	(19)	(18)
Medicare Part D reimbursements	—	—	—	—	1	1
Foreign currency exchange rate changes	—	—	(23)	(49)	—	—
Projected benefit obligation at end of year	$ 2,154	$ 1,877	$ 811	$ 717	$ 302	$ 339
Change in plan assets:						
Fair value of plan assets at beginning of year	$ 1,470	$ 1,392	$ 638	$ 606	$ 204	$ 198
Actual return on plan assets	129	25	69	49	19	4
Employer contributions	190	101	49	39	20	11
Employee contributions	—	—	15	14	9	9
Benefits paid	(72)	(48)	(25)	(25)	(19)	(18)
Foreign currency exchange rate changes	—	—	(13)	(45)	—	—
Fair value of plan assets at end of year	$ 1,717	$ 1,470	$ 733	$ 638	$ 233	$ 204
Funded status at end of year:						
Fair value of plan assets	$ 1,717	$ 1,470	$ 733	$ 638	$ 233	$ 204
Benefit obligations	2,154	1,877	811	717	302	339
Underfunded status of the plans	$ (437)	$ (407)	$ (78)	$ (79)	$ (69)	$ (135)
Recognized liability	$ (437)	$ (407)	$ (78)	$ (79)	$ (69)	$ (135)
Amounts recognized on the consolidated balance sheets consist of:						
Non-current assets	$ —	$ —	$ 19	$ 20	$ —	$ —
Current liabilities	(9)	(8)	(4)	(2)	(1)	(1)
Non-current liabilities	(428)	(399)	(93)	(97)	(68)	(134)
Recognized liability	$ (437)	$ (407)	$ (78)	$ (79)	$ (69)	$ (135)
Amounts recognized in accumulated other comprehensive (loss) income:						
Prior service (benefit) cost	$ 5	$ 5	$ (1)	$ 6	$ (3)	$ (3)
Net actuarial loss	1,048	969	190	175	43	108
Ending balance	$ 1,053	$ 974	$ 189	$ 181	$ 40	$ 105

In certain countries outside the U.S., fully funding pension plans is not a common practice, as funding provides no income tax benefit. Consequently, certain pension plans were partially funded as of April 26, 2013 and April 27, 2012. U.S. and non-U.S. plans with accumulated benefit obligations in excess of plan assets consist of the following:

	Fiscal Year	
(in millions)	2013	2012
Accumulated benefit obligation	$ 2,003	$ 1,737
Projected benefit obligation	2,243	1,955
Plan assets at fair value	1,740	1,481

Plans with projected benefit obligations in excess of plan assets consist of the following:

	Fiscal Year	
(in millions)	2013	2012
Projected benefit obligation	$ 2,637	$ 2,456
Plan assets at fair value	2,104	1,950

The net periodic benefit cost of the plans include the following components:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Post-Retirement Benefits		
	Fiscal Year			Fiscal Year			Fiscal Year		
(in millions)	2013	2012	2011	2013	2012	2011	2013	2012	2011
Service cost	$ 104	$ 92	$ 87	$ 43	$ 42	$ 39	$ 19	$ 19	$ 18
Interest cost	94	87	77	27	29	26	15	17	16
Expected return on plan assets	(128)	(121)	(106)	(33)	(36)	(27)	(17)	(16)	(13)
Amortization of prior service cost (credit)	(1)	(1)	(2)	1	1	1	—	—	—
Amortization of net actuarial loss	71	45	34	8	4	5	3	3	5
Net periodic benefit cost	140	102	90	46	40	44	20	23	26
Special termination benefits	—	—	13	—	—	—	—	—	2
Total cost for the period	$ 140	$ 102	$ 103	$ 46	$ 40	$ 44	$ 20	$ 23	$ 28

The other changes in plan assets and projected benefit obligations recognized in accumulated other comprehensive (loss) income for fiscal year 2013 are as follows:

(in millions)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits
Net actuarial loss (gain)	$ 150	$ 29	$ (63)
Prior service credit	—	(8)	—
Amortization of prior service cost	1	—	—
Amortization of net actuarial gain	(71)	(8)	(3)
Effect of exchange rates	—	(5)	—
Total recognized in accumulated other comprehensive loss	$ 80	$ 8	$ (66)
Total recognized in net periodic pension cost and accumulated other comprehensive loss	$ 220	$ 54	$ (46)

The estimated amounts that will be amortized from *accumulated other comprehensive (loss) income* into net periodic benefit cost, before tax, in fiscal year 2013 are as follows:

(in millions)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits
Amortization of prior service cost	$ 1	$ —	$ —
Amortization of net actuarial loss	85	11	1
	$ 86	$ 11	$ 1

The actuarial assumptions are as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Post-Retirement Benefits		
	Fiscal Year			Fiscal Year			Fiscal Year		
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Weighted average assumptions – projected benefit obligation:									
Discount rate	4.55%	5.05%	5.80%	3.53%	3.98%	4.75%	4.55%	5.05%	5.80%
Rate of compensation increase	3.90%	3.80%	3.80%	2.78%	2.85%	2.97%	N/A	N/A	N/A
Initial health care cost trend rate pre-65	N/A	N/A	N/A	N/A	N/A	N/A	7.75%	7.50%	7.75%
Initial health care cost trend rate post-65	N/A	N/A	N/A	N/A	N/A	N/A	7.00%	7.25%	7.50%
Weighted average assumptions – net periodic benefit cost:									
Discount rate	5.05%	5.80%	6.05%	3.98%	4.75%	4.68%	5.05%	5.80%	6.05%
Expected return on plan assets	8.25%	8.25%	8.25%	5.19%	5.82%	5.71%	8.25%	8.25%	8.25%
Rate of compensation increase	3.80%	3.80%	3.80%	2.85%	2.97%	3.05%	N/A	N/A	N/A
Initial health care cost trend rate pre-65	N/A	N/A	N/A	N/A	N/A	N/A	7.50%	7.75%	8.00%
Initial health care cost trend rate post-65	N/A	N/A	N/A	N/A	N/A	N/A	7.25%	7.50%	7.75%

The Company's discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities.

The expected long-term rate of return on plan assets assumptions are determined using a building block approach, considering historical averages and real returns of each asset class. In certain countries, where historical returns are not meaningful, consideration is given to local market expectations of long-term returns.

Retirement Benefit Plan Investment Strategy The Company has an account that holds the assets for both the U.S. pension plan and other U.S. post-retirement benefits, primarily retiree medical benefits. For investment purposes, the plans are managed in an identical way, as their objectives are similar.

The Company has a Qualified Plan Committee (the Plan Committee) that sets investment guidelines for U.S. pension plan and other U.S. post-retirement benefits with the assistance of an external consultant. These guidelines are established based on market conditions, risk tolerance, funding requirements, and expected benefit payments. The Plan Committee also oversees the investment allocation process, selects the investment managers, and monitors asset performance. As pension liabilities are long-term in nature, the Company employs a long-term total return approach to maximize the long-term rate of return on plan assets for a prudent level of risk. An annual analysis on the risk versus the return of the investment portfolio is conducted to justify the expected long-term rate of return assumption.

The investment portfolio contains a diversified portfolio of investment categories, including equities, fixed income securities, hedge funds, and private equity. Securities are also diversified in terms of domestic and international securities, short- and long-term securities, growth and value styles, large cap and small cap stocks, active and passive management, and derivative-based styles.

Outside the U.S., pension plan assets are typically managed by decentralized fiduciary committees. There is significant variation in policy asset allocation from country to country. Local regulations, local funding rules, and local financial and tax considerations are part of the funding and investment allocation process in each country.

The Plan did not hold any investments in the Company's common stock as of April 26, 2013 or April 27, 2012.

The Company's pension plan target allocations at April 26, 2013 and April 27, 2012, by asset category, are as follows:

U.S. Plans

	Target Allocation	
	2013	2012
Asset Category		
Equity securities	50%	50%
Debt securities	20	20
Other	30	30
Total	100%	100%

Non-U.S. Plans

	Target Allocation	
	2013	2012
Asset Category		
Equity securities	40%	41%
Debt securities	22	23
Other	38	36
Total	100%	100%

Retirement Benefit Plan Asset Fair Values The following is a description of the valuation methodologies used for retirement benefit plan assets measured at fair value.

Short-term investments: Valued at the closing price reported in the active markets in which the individual security is traded.

U.S. government securities: Certain U.S. government securities are valued at the closing price reported in the active markets in which the individual security is traded. Other U.S. government securities are valued based on inputs other than quoted prices that are observable.

Corporate debt securities: Valued based on inputs other than quoted prices that are observable.

Common stock: Valued at the closing price reported in the active markets in which the individual security is traded.

Equity Mutual Funds/Commingled Trusts: Valued based on the year-end net asset values of the investment vehicles. The net asset values of the investment vehicles are based on the fair values of the underlying investments of the partnerships valued at the closing price reported in the active markets in which the individual security is traded. Equity mutual funds have a daily reported net asset value and the Company classifies these investments as Level 2. Commingled trusts do not have a daily reported net asset value and the Company classifies these investments as Level 3.

Fixed Income Mutual Funds: Valued based on the year-end net asset values of the investment vehicles. The net asset values of the investment vehicles are based on the fair values of the underlying investments of the partnerships valued based on inputs other than quoted prices that are observable.

Partnership Units: Valued based on the year-end net asset values of the underlying partnerships. The net asset values of the partnerships are based on the fair values of the underlying investments of the partnerships. Quoted market prices are used to value the underlying investments of the partnerships, where the partnerships consist of the investment pools which invest primarily in common stocks. Partnership units include partnerships, private equity investments, and real asset investments. Partnerships primarily include long/short equity and absolute return strategies. These investments can be redeemed monthly with notice periods ranging from 45 to 95 days. There are two absolute return strategy funds totaling $7 million that are in the process of liquidation.

The Company expects to receive the majority of the proceeds over the next five years. Private equity investments consist of common stock and debt instruments of private companies. For private equity funds, the sum of the unfunded commitments is $29 million and the estimated liquidation period of these funds is expected to be one to 15 years. Real asset investments consist of commodities, derivatives, Real Estate Investment Trusts, and illiquid real estate holdings. These investments have redemption and liquidation periods ranging from 30 days to 10 years. If a quoted market price is not available for a partnership investment, other valuation procedures are utilized to arrive at fair value.

Registered Investment Companies: Valued at the quoted market prices of shares held by the plan at year-end in the active market on which the individual securities are traded.

Insurance Contracts: Comprised of investments in collective (group) insurance contracts, consisting of individual insurance policies. The policyholder is the employer and each member is the owner/beneficiary of their individual insurance policy. These policies are a part of the insurance company's general portfolio and participate in the insurer's profit-sharing policy on an excess yield basis.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

During fiscal year 2011, the Company reviewed the hierarchy classification of fixed income mutual funds. The Company determined these investments had valuation characteristics consistent with Level 2 securities. Consequently, the Company transferred fixed income mutual funds from Level 1 to Level 2. Additionally, the Company reviewed the hierarchy classification of registered investment companies. The Company determined these investments had valuation characteristics consistent with Level 2 securities. Consequently, the Company transferred registered investment companies from Level 1 to Level 2. There were no transfers from Level 1 or 2 to Level 3 during the fiscal years ended April 26, 2013 or April 27, 2012.

The following tables provide information by level for the retirement benefit plan assets that are measured at fair value, as defined by U.S. GAAP. See Note 6 for discussion of the fair value measurement terms of Levels 1, 2, and 3.

U.S. Pension Benefits

	Fair Value at	Fair Value Measurements Using Inputs Considered as		
(in millions)	**April 26, 2013**	**Level 1**	**Level 2**	**Level 3**
Short-term investments	$ 195	$ 195	$ —	$ —
U.S. government securities	172	145	27	—
Corporate debt securities	62	—	61	1
Other common stock	216	216	—	—
Equity mutual funds/commingled trusts	377	—	150	227
Fixed income mutual funds	72	—	72	—
Partnership units	623	—	—	623
	$ 1,717	$ 556	$ 310	$ 851

(in millions)	Fair Value at April 27, 2012	Fair Value Measurements Using Inputs Considered as Level 1	Level 2	Level 3
Short-term investments	$ 133	$ 133	$ —	$ —
U.S. government securities	169	151	18	—
Corporate debt securities	46	—	45	1
Other common stock	186	186	—	—
Equity mutual funds/commingled trusts	316	—	123	193
Fixed income mutual funds	62	—	62	—
Partnership units	558	—	—	558
	$ 1,470	$ 470	$ 248	$ 752

The following tables provide a reconciliation of the beginning and ending balances of U.S. pension benefits assets measured at fair value that used significant unobservable inputs (Level 3):

(in millions)	Total Level 3 Investments	Corporate Debt Securities	Equity Mutual Funds/ Commingled Trusts	Partnership Units
Balance as of April 27, 2012	$ 752	$ 1	$ 193	$ 558
Total realized gains (losses) included in earnings	8	—	—	8
Total unrealized gains (losses) included in accumulated other comprehensive loss	62	—	34	28
Purchases and sales, net	29	—	—	29
Balance as of April 26, 2013	$ 851	$ 1	$ 227	$ 623

(in millions)	Total Level 3 Investments	Corporate Debt Securities	Equity Mutual Funds/ Commingled Trusts	Partnership Units
Balance as of April 29, 2011	$ 685	$ —	$ 242	$ 443
Total realized gains (losses) included in earnings	17	—	17	—
Total unrealized (losses) gains included in accumulated other comprehensive loss	(17)	—	(13)	(4)
Purchases and sales, net	67	1	(53)	119
Balance as of April 27, 2012	$ 752	$ 1	$ 193	$ 558

Non-U.S. Pension Benefits

(in millions)	Fair Value at April 26, 2013	Fair Value Measurements Using Inputs Considered as Level 1	Level 2	Level 3
Registered investment companies	$ 715	$ —	$ 715	$ —
Insurance contracts	10	—	—	10
Partnership units	8	—	—	8
	$ 733	$ —	$ 715	$ 18

(in millions)	Fair Value at April 27, 2012	Fair Value Measurements Using Inputs Considered as Level 1	Level 2	Level 3
Registered investment companies	$ 622	$ —	$ 622	$ —
Insurance contracts	9	—	—	9
Partnership units	7	—	—	7
	$ 638	$ —	$ 622	$ 16

The following tables provide a reconciliation of the beginning and ending balances of non-U.S. pension benefits assets measured at fair value that used significant unobservable inputs (Level 3):

(in millions)	Total Level 3 Investments	Insurance Contracts	Partnership Units
Balance as of April 27, 2012	$ 16	$ 9	$ 7
Total unrealized gains (losses) included in accumulated other comprehensive loss	1	—	1
Purchases and sales, net	1	1	—
Balance as of April 26, 2013	$ 18	$ 10	$ 8

(in millions)	Total Level 3 Investments	Insurance Contracts	Partnership Units
Balance as of April 29, 2011	$ 16	$ 9	$ 7
Purchases and sales, net	2	1	1
Foreign currency exchange	(2)	(1)	(1)
Balance as of April 27, 2012	$ 16	$ 9	$ 7

Post-Retirement Benefits

(in millions)	Fair Value at April 26, 2013	Fair Value Measurements Using Inputs Considered as Level 1	Level 2	Level 3
Short-term investments	$ 28	$ 28	$ —	$ —
U.S. government securities	24	20	4	—
Corporate debt securities	9	—	9	—
Other common stock	31	31	—	—
Equity mutual funds/commingled trusts	53	—	21	32
Fixed income mutual funds	10	—	10	—
Partnership units	88	—	—	88
Total	$ 243	$ 79	$ 44	$ 120
Other items to reconcile to fair value of plan assets	(10)			
	$ 233			

(in millions)	Fair Value at April 27, 2012	Fair Value Measurements Using Inputs Considered as Level 1	Level 2	Level 3
Short-term investments	$ 19	$ 19	$ —	$ —
U.S. government securities	25	22	3	—
Corporate debt securities	6	—	6	—
Other common stock	27	27	—	—
Equity mutual funds/commingled trusts	46	—	18	28
Fixed income mutual funds	9	—	9	—
Partnership units	80	—	—	80
Total	$ 212	$ 68	$ 36	$ 108
Other items to reconcile to fair value of plan assets	(8)			
	$ 204			

The following tables provide a reconciliation of the beginning and ending balances of post-retirement benefit assets measured at fair value that used significant unobservable inputs (Level 3):

(in millions)	Total Level 3 Investments	Equity Mutual Funds/Commingled Trusts	Partnership Units
Balance as of April 27, 2012	$ 108	$ 28	$ 80
Total realized gains (losses) included in earnings	5	4	1
Total unrealized gains (losses) included in accumulated other comprehensive loss	4	—	4
Purchases and sales, net	3	—	3
Balance as of April 26, 2013	$ 120	$ 32	$ 88

(in millions)	Total Level 3 Investments	Equity Mutual Funds/Commingled Trusts	Partnership Units
Balance as of April 29, 2011	$ 102	$ 36	$ 66
Total realized gains (losses) included in earnings	2	2	—
Total unrealized (losses) gains included in accumulated other comprehensive loss	(2)	(1)	(1)
Purchases and sales, net	6	(9)	15
Balance as of April 27, 2012	$ 108	$ 28	$ 80

Retirement Benefit Plan Funding It is the Company's policy to fund retirement costs within the limits of allowable tax deductions. During fiscal year 2013, the Company made discretionary contributions of approximately $190 million to the U.S. pension plan and approximately $20 million to fund post-retirement benefits. Internationally, the Company contributed approximately $49 million for pension benefits during fiscal year 2013. During fiscal year 2014, the Company anticipates that its contribution for pension benefits and post-retirement benefits will be less than those contributions made during fiscal year 2013. Based on the guidelines under the U.S. Employee Retirement Income Security Act of 1974 and the various guidelines which govern the plans outside the U.S., the majority of anticipated fiscal year 2014 contributions will be discretionary. The Company believes that, along with pension assets, the returns on invested pension assets, and Company contributions, the Company will be able to meet its pension and other post-retirement obligations in the future.

Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows:

(in millions)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits	
Fiscal Year	Gross Payments	Gross Payments	Gross Payments	Gross Medicare Part D Receipts
2014	$ 51	$ 25	$ 10	$ —
2015	59	26	11	—
2016	68	27	12	—
2017	77	28	14	—
2018	87	30	16	—
2019 – 2023	597	161	107	—
Total	$ 939	$ 297	$ 170	$ —

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act (PPACA) and the Health Care and Education Affordability Reconciliation Act (Reconciliation Act). Included among the major provisions of these laws is a change in the tax treatment of the Medicare Part D subsidy. The subsidy came into existence with the enactment of the Medicare Modernization Act (MMA) in 2003 and is available to sponsors of retiree health benefit plans with a prescription drug benefit that is actuarially equivalent to the benefit provided by the Medicare Part D program. Prior to the enactment of the PPACA and the Reconciliation Act, the Company was allowed to deduct the full cost of its retiree drug plans without reduction for subsidies received.

Under U.S. GAAP, the Company records a liability on its balance sheet for the expected cost of earned future retiree health benefits. When the MMA was enacted in 2003, this liability was reduced to reflect expected future subsidies from the Medicare Part D program. In addition, the Company recorded a reduction to the deferred tax liability on the balance sheet for the value of future tax deductions for these retiree health benefits. Each year, as additional benefits are earned and benefit payments are made, the Company adjusts the post-retirement benefits liability and deferred tax liability.

After the passage of the PPACA and the Reconciliation Act, the Company must reduce the tax deduction for retiree drug benefits paid by the amount of the Medicare Part D subsidy beginning in 2013. U.S. GAAP requires the impact of a change in tax law to be recognized immediately in the income statement in the period that includes the enactment date, regardless of the effective date of the change in tax law. As a result of this change in tax law, the Company recorded a non-cash charge of $15 million in fiscal year 2010 to increase the deferred tax liability. As a result of this legislation, the Company will be evaluating prospective changes to the active and retiree health care benefits offered by the Company.

The Company's U.S. qualified defined benefit plans are funded in excess of 80 percent and, therefore, the Company expects that the plans will not be subject to the "at risk" funding requirements of the Pension Protection Act and that the law will not have a material impact on future contributions.

The initial health care cost trend rates for post-retirement benefit plans was 7.75 percent for pre-65 and 7.00 percent for post-65 at April 26, 2013. Based on actuarial data, the trend rates are expected to decline to 5.0 percent over a five-year period. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on post-retirement benefit cost	$ 2	$ (1)
Effect on post-retirement benefit obligation	13	(10)

Defined Contribution Savings Plans The Company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on employee contributions and Company performance and since fiscal year 2006, the entire match has been made in cash. Expense under these plans was $163 million, $106 million, and $147 million in fiscal years 2013, 2012, and 2011, respectively.

Effective May 1, 2005, the Company froze participation in the existing defined benefit pension plan in the U.S. and implemented two new plans including an additional defined benefit pension plan and a new defined contribution pension plan, respectively: the Personal Pension Account (PPA) and the Personal Investment Account (PIA). Employees in the U.S. hired on or after May 1, 2005 have the option to participate in either the PPA or the PIA. Participants in the PPA receive an annual allocation of their salary and bonus on which they will receive an annual guaranteed rate of return which is based on the ten-year Treasury bond rate. Participants in the PIA also receive an annual allocation of their salary and bonus; however, they are allowed to determine how to invest their funds among identified fund alternatives. The cost associated with the PPA is included in U.S. Pension Benefits in the tables presented earlier. The defined contribution cost associated with the PIA was approximately $50 million, $48 million, and $46 million in fiscal years 2013, 2012, and 2011, respectively.

15. Leases

The Company leases office, manufacturing, and research facilities and warehouses, as well as transportation, data processing, and other equipment under capital and operating leases. A substantial number of these leases contain options that allow the Company to renew at the fair rental value on the date of renewal.

Future minimum payments under capitalized leases and non-cancelable operating leases at April 26, 2013 are:

(in millions) Fiscal Year	Capitalized Leases	Operating Leases
2014	$ 18	$ 104
2015	18	74
2016	17	48
2017	34	27
2018	22	14
Thereafter	85	27
Total minimum lease payments	$ 194	$ 294
Less amounts representing interest	(30)	N/A
Present value of net minimum lease payments	$ 164	N/A

Rent expense for all operating leases, including discontinued operations in prior years, was $140 million, $153 million, and $148 million in fiscal years 2013, 2012, and 2011, respectively.

In April 2012, the Company entered into a $165 million sale-leaseback agreement with a financial institution whereby certain manufacturing equipment was sold to the financial institution and is being leased by the Company over a ten-year period. The

transaction was recorded as a capital lease and is included in the table above. Payments for the remaining balance of the sale-leaseback agreement are due monthly for the first five years, and then annually, for the remaining five years. The lease provides for an early buyout option whereby the Company, at its option, could repurchase the equipment at a pre-determined fair market value in calendar year 2017.

16. Discontinued Operations

Beginning in the third quarter of fiscal year 2012, the results of operations, assets, and liabilities of the Physio-Control business, which were previously presented as a component of the Cardiac and Vascular Group operating segment, are classified as discontinued operations.

On January 30, 2012, the Company completed the sale of the Physio-Control business to Bain Capital Partners, LLC. The Company sold $164 million in net assets and received $386 million in net cash. Additionally, the Company entered into a Transition Services Agreement (TSA) with Physio-Control in which the Company provided transition services for Physio-Control through fiscal year 2013 as it established standalone processes separate from Medtronic. The TSA required the Company to continue to provide certain back-office support functions to Physio-Control in the areas of finance, facilities, human resources, customer service, IT, quality and regulatory, and operations. The Company was compensated for the services specified in the TSA. The Company recorded the income earned from the TSA in *other expense, net* in the consolidated statements of earnings.

The following is a summary of the operating results of Physio-Control for discontinued operations for fiscal years 2012 and 2011:

(in millions)	Fiscal Year 2012	Fiscal Year 2011
Discontinued operations:		
Net sales	$ 323	$ 425
Earnings from operations of Physio-Control	$ 48	$ 64
Physio-Control divestiture-related costs	(42)	(2)
Gain on sale of Physio-Control	218	—
Income tax expense	(22)	(21)
Earnings from discontinued operations	$ 202	$ 41

In the third quarter of fiscal year 2012, the Company recorded an $84 million deferred income tax benefit in discontinued operations. In accordance with authoritative guidance, the Company was required to establish a deferred tax asset on the difference between its tax basis and book basis in the shares of Physio-Control, up to the expected amount of gain. In the fourth quarter of fiscal year 2012 the deferred income tax benefit was reversed upon the finalization of the sale. In the fourth quarter of fiscal year 2012, the Company recognized a pre-tax gain on sale of $218 million, which included a reversal of the portion of the Company's currency translation adjustment related to Physio-Control. Additionally, during fiscal year 2012, the Company recorded $42 million of Physio-Control divestiture-related costs in discontinued operations. The Company reclassified $12 million of Physio-Control divestiture-related costs previously recorded in *acquisition-related items* within continuing operations on the consolidated statements of earnings in the first and second quarters of fiscal year 2012 to discontinued operations.

17. Contingencies

The Company is involved in a number of legal actions. The outcomes of these legal actions are not within the Company's complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief (including injunctions barring the sale of products that are the subject of the lawsuit), that could require significant expenditures or result in lost revenues. In accordance with U.S. GAAP, the Company records a liability in the consolidated financial statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. When determining the estimated loss or range of loss, significant judgment is required to estimate the amount and timing of a loss to be recorded. Estimates of probable losses resulting from litigation and governmental proceedings involving the Company are inherently difficult to predict, particularly when the matters are in early procedural stages, with incomplete scientific facts or legal discovery; involve unsubstantiated or indeterminate claims for damages; potentially involve penalties, fines or punitive damages; or could result in a change in business practice. While it is not possible to predict the outcome for most of the matters discussed, the Company believes it is possible that costs associated with them could have a material adverse impact on the Company's consolidated earnings, financial position, or cash flows.

Litigation with Wyeth and Cordis Corporation

On February 22, 2008, Wyeth and Cordis Corporation (Cordis) filed a lawsuit against the Company and its subsidiary, Medtronic AVE, Inc., in U.S. District Court for the District of New Jersey, alleging that Medtronic's Endeavor drug-eluting stent infringes three U.S. “Morris” patents alleged to be owned by Wyeth and exclusively licensed to Cordis. On January 19, 2012, the Court found the patent claims asserted against Medtronic to be invalid and entered an Order and Judgment in favor of Medtronic and the other defendants. Wyeth and Cordis have appealed. The Company is indemnified for the claims made by Wyeth and Cordis. The Company has not recorded an expense related to damages in connection with these matters because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, the Company cannot reasonably estimate the range of loss, if any, that may result from this matter.

Litigation with Edwards Lifesciences, Inc.

On March 19, 2010, the U.S. District Court for the District of Delaware added Medtronic CoreValve LLC (CoreValve) as a party to litigation pending between Edwards Lifesciences, Inc. (Edwards) and CoreValve, Inc. In the litigation, Edwards asserted that CoreValve's transcatheter aortic valve replacement product infringed three U.S. “Andersen” patents owned by Edwards. Before trial, the court granted summary judgment to Medtronic as to two of the three patents. Following a trial, on April 1, 2010 a jury found that CoreValve willfully infringed a claim on the remaining "Andersen" patent and awarded total lost profit and royalty damages, as of that time, of $74 million. On November 13, 2012, the U.S. Court of Appeals for the Federal Circuit upheld the jury verdict. Medtronic filed a petition for certiorari to the United States Supreme Court on May 6, 2013. Medtronic recorded an expense of $245 million related to probable and reasonably estimated damages for this matter in the second quarter of fiscal year 2013, of which $84 million was paid on February 28, 2013.

On March 12, 2010, Edwards served a second lawsuit in the Delaware court upon CoreValve, Medtronic Vascular, and Medtronic, asserting that Medtronic's transcatheter aortic valve replacement product from CoreValve infringed three U.S. "Andersen" patents owned by Edwards, including two of the patents that were the subject of the first lawsuit. Medtronic has moved to dismiss the lawsuit. Also pending in the Delaware court is Edwards' claim that the CoreValve transcatheter aortic valve replacement product infringes a "Cribier" patent. This claim is scheduled for trial in calendar year 2014. The Company has not recorded an expense related to damages in connection with these matters because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, the Company cannot reasonably estimate the range of loss, if any, that may result from these matters.

Edwards has also brought actions in Europe alleging patent infringement. Edwards previously asserted that the CoreValve product infringed an "Andersen" patent in Germany and the United Kingdom, which is a counterpart to the U.S. "Andersen" patents. Courts in both countries found that the CoreValve product does not infringe the European "Andersen" patent and dismissed both cases. On August 30, 2012, Edwards commenced a proceeding in Mannheim, Germany, alleging that Medtronic's CoreValve transcatheter valve infringes three European patents and seeking injunctive and other relief. On June 14, 2013, the Mannheim court dismissed Edward's case on the merits that Medtronic's CoreValve transcatheter valve infringes the "Cribier" patent. Proceedings in the other two patents are pending, with one ruling expected July 12, 2013 and a trial hearing scheduled for the other on December 20, 2013. The Company has not recorded an expense related to damages in connection with this matter because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, the Company cannot reasonably estimate the range of loss, if any, that may result from this matter.

Sprint Fidelis Product Liability Matters

In 2007, a putative class action was filed in the Ontario Superior Court of Justice in Canada seeking damages for personal injuries allegedly related to the Company's Sprint Fidelis family of defibrillation leads. On October 20, 2009, the court certified a class proceeding but denied class certification on plaintiffs' claim for punitive damages. Pretrial proceedings are underway. The Company has not recorded an expense related to damages in connection with this matter because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, the Company cannot reasonably estimate the range of loss, if any, that may result from this matter.

INFUSE Product Liability Litigation

Over the course of fiscal year 2013, plaintiffs filed approximately 100 lawsuits against the Company in the U.S. state and federal courts alleging personal injury from the INFUSE bone graft product. Subsequent to the end of fiscal year 2013, plaintiffs filed approximately 300 additional such lawsuits. Certain law firms have advised the Company that they may bring a large number of similar claims against the Company in the future. The Company has not recorded an expense related to damages in connection with these matters because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, the Company cannot reasonably estimate the range of loss, if any, that may result from these matters.

Shareholder Related Matters

On March 12, 2012, Charlotte Kococinski filed a shareholder derivative action against both the Company and certain of its current and former officers and members of the Board of Directors in the U.S. District Court for the District of Minnesota, setting forth certain allegations, including a claim that defendants violated various purported duties in connection with the INFUSE bone graft product and otherwise. On March 25, 2013, the Court dismissed the case without prejudice. In May 2012, Daniel Himmel and the Saratoga Advantage Trust commenced two other separate shareholder derivative actions in Hennepin County, Minnesota, District Court against the same defendants, making allegations similar to those in the *Kococinski* case. The Company has not recorded an expense related to damages in connection with these matters because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, the Company cannot reasonably estimate the range of loss, if any, that may result from these matters.

Mirowski

Medtronic is a licensee to the RE 38,119 patent ('119 Patent) and RE 38,897 patent ('897 Patent) owned by Mirowski Family Ventures, LLC (Mirowski) relating to the treatment of hemodynamic dysfunction. Medtronic and Mirowski dispute the application of the '119 and '897 Patents to certain Medtronic cardiac resynchronization products. On December 17, 2007, Medtronic filed an action in U.S. District Court for the District of Delaware seeking a declaration that none of its products infringe any valid claims of either the '119 or '897 Patents. If certain conditions are fulfilled, the '119 and/or '897 Patents are determined to be valid, and the Medtronic products are found to infringe the '119 and/or '897 Patents, Medtronic will be obligated to pay royalties to Mirowski based upon sales of certain cardiac resynchronization therapy-defibrillator (CRT-D) products. On March 30, 2011, the trial court entered a judgment of non-infringement in Medtronic's favor. On September 16, 2012, the Federal Circuit reversed and remanded the trial court's decision for a new trial, based on its holding that the trial court did not properly allocate the burden of proof in the initial proceedings. Medtronic filed a petition for certiorari to the United States Supreme Court on March 15, 2013, which the Supreme Court granted on May 20, 2013. The Company has not recorded an expense pursuant to U.S. GAAP requirements in connection with this matter because any loss is not probable or reasonably estimable. Additionally, the Company cannot reasonably estimate the range of loss, if any, that may result from this matter.

Other Matters

On September 25, 2007 and November 16, 2007, the Company received letters from the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DOJ), respectively, requesting information relating to any potential violations of the U.S. Foreign Corrupt Practices Act in connection with the sale of medical devices in several non-U.S. countries. A number of competitors have publicly disclosed receiving similar letters. Subsequently, the SEC and DOJ made additional requests for information from the Company. In June 2013, the SEC and the DOJ both informed the Company that they would be closing their investigations without pursuing any enforcement action or charges against the Company.

The Company has received subpoenas or document requests from certain government bodies seeking information regarding sales, marketing, clinical, and other information relating to the INFUSE bone graft product, including civil investigative demands from the Attorneys General in Massachusetts, California, Oregon, and Illinois. The Company is fully cooperating with these requests.

On September 16, 2009, the Company received a subpoena from the Office of Inspector General for the Department of Health and Human Services in the Eastern District of California requesting production of documents relating to the Company's cardiac rhythm medical devices, including revenue, sales, marketing, and promotional documents, documents relating to reimbursement communications to customers pertaining to the devices, documents relating to scientific studies and registries pertaining to the devices, and documents relating to payments or items of value provided to customers. The Company is fully cooperating with this inquiry. Allegations relating to post-market clinical studies in this matter were resolved as part of the settlement agreement reached with the DOJ, on behalf of the U.S. Attorney's Office for the District of Minnesota, in November 2011.

On March 12, 2010, the Company received a civil investigative demand from the DOJ pursuant to the federal False Claims Act seeking information regarding the Company's knowledge about claims to Medicare for the implantation of implantable cardioverter defibrillators (ICDs), including reimbursement advice given by the Company, payments to persons or entities involved in decisions about implantation of ICDs, and the national coverage determination relating to ICDs. The Company is fully cooperating with this inquiry.

On October 14, 2010, the Company received a subpoena issued by the U.S. Attorney's Office for the Western District of New York pursuant to the Health Insurance Portability & Accountability Act of 1996, relating to the Company's sales, marketing, and reimbursement support practices regarding certain neurostimulation devices. The Company is fully cooperating with this inquiry.

On November 9, 2010, the French Competition Authority commenced an investigation of the Company, along with a number of other medical device companies, and the companies' trade association, Syndicat National de l'Industrie des Technologies Medicales (SNITEM), to determine whether such companies or SNITEM engaged in any anticompetitive practices in responding to tenders to purchase certain medical devices. The Company is fully cooperating with the investigation.

On August 24, 2011, the Company received a letter from the DOJ requesting information relating to the Company's practices regarding the replacement of insulin pumps for Medicare beneficiaries. The Company is fully cooperating with this inquiry.

On May 6, 2013, the Company received a letter from the United States Attorney's Office for the District of Minnesota requesting information relating to the Company's compliance with the Trade Agreements Act. The Company is fully cooperating with this inquiry.

The Company has not recorded an expense related to losses in connection with these matters because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, the Company cannot reasonably estimate the range of loss, if any, that may result from these matters.

In the normal course of business, the Company periodically enters into agreements that require it to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of the Company's products or the negligence of its personnel or claims alleging that its products infringe third-party patents or other intellectual property. The Company's maximum exposure under these indemnification provisions cannot be estimated, and the Company has not accrued any liabilities within the consolidated financial statements. Historically, the Company has not experienced significant losses on these types of indemnifications.

18. Quarterly Financial Data (unaudited)

(in millions, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Net Sales						
	2013	**$ 4,008**	**$ 4,095**	**$ 4,027**	**$ 4,459**	**$ 16,590**
	2012	3,946	4,023	3,918	4,297	16,184
Gross Profit						
	2013	**$ 3,035**	**$ 3,075**	**$ 3,028**	**$ 3,325**	**$ 12,464**
	2012	2,995	3,063	2,987	3,250	12,295
Earnings from Continuing Operations						
	2013	**$ 864**	**$ 646**	**$ 988**	**$ 969**	**$ 3,467**
	2012	819	864	845	888	3,415
Net Earnings						
	2013	**$ 864**	**$ 646**	**$ 988**	**$ 969**	**$ 3,467**
	2012	821	871	935	991	3,617
Basic Earnings per Share:						
Earnings from continuing operations						
	2013	**$ 0.84**	**$ 0.63**	**$ 0.98**	**$ 0.96**	**3.40**
	2012	0.77	0.82	0.80	0.85	3.24
Net earnings						
	2013	**$ 0.84**	**$ 0.63**	**$ 0.98**	**$ 0.96**	**3.40**
	2012	0.77	0.82	0.89	0.95	3.43
Diluted Earnings per Share:						
Earnings from continuing operations						
	2013	**$ 0.83**	**$ 0.63**	**$ 0.97**	**$ 0.95**	**3.37**
	2012	0.77	0.81	0.80	0.85	3.22
Net earnings						
	2013	**$ 0.83**	**$ 0.63**	**$ 0.97**	**$ 0.95**	**3.37**
	2012	0.77	0.82	0.88	0.94	3.41

The data in the schedule above has been intentionally rounded to the nearest million and therefore the quarterly amounts may not sum to the fiscal year-to-date amounts.

19. Segment and Geographic Information

The Company's operations are comprised of two reportable segments. The Company's Cardiac and Vascular Group consists of four businesses: Cardiac Rhythm Disease Management (CRDM), Coronary, Structural Heart, and Endovascular. The primary products sold by this operating segment include those for cardiac rhythm disorders and cardiovascular disease. The Company's Restorative Therapies Group consists of four businesses: Spine, Neuromodulation, Diabetes, and Surgical Technologies. The primary products sold by this operating segment include those for spinal conditions and musculoskeletal trauma, neurological disorders, urological and digestive disorders, diabetes, and ear, nose, and throat conditions.

The Company's management evaluates performance and allocates resources based on profit and loss from operations before income taxes and interest expense, net, not including restructuring charges, net, certain litigation charges, net, and acquisition-related items. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1.

Net sales of the Company's reportable segments include end-customer revenues from the sale of products they each develop and manufacture or distribute. Net sales and earnings before income taxes by reportable segment are as follows:

	Fiscal Year		
(in millions)	**2013**	**2012**	**2011**
Cardiac and Vascular Group	$ 8,695	$ 8,482	$ 8,119
Restorative Therapies Group	7,895	7,702	7,389
Total Net Sales	$ 16,590	$ 16,184	$ 15,508

	Fiscal Year		
(in millions)	**2013**	**2012**	**2011**
Cardiac and Vascular Group	$ 2,935	$ 2,772	$ 2,826
Restorative Therapies Group	2,210	2,103	2,085
Total Reportable Segments' Earnings Before Income Taxes	5,145	4,875	4,911
Restructuring charges, net[(a)]	(182)	(87)	(270)
Certain litigation charges, net	(245)	(90)	(245)
Acquisition-related items	49	(12)	(14)
Interest expense, net	(151)	(149)	(278)
Corporate	(365)	(392)	(440)
Total Earnings From Continuing Operations Before Income Taxes	$ 4,251	$ 4,145	$ 3,664

(a) For fiscal years 2013 and 2011, restructuring charges, net within this table include the impact of amounts recorded within cost of products sold in the consolidated statements of earnings related to the fiscal year 2013 initiative and fiscal year 2011 initiative, respectively.

The following table presents the Company's net assets by reportable segment:

(in millions)	**April 26, 2013**	**April 27, 2012**
Cardiac and Vascular Group	$ 6,941	$ 7,004
Restorative Therapies Group	11,915	11,313
Total Net Assets of Reportable Segments	18,856	18,317
Short-term borrowings	(910)	(3,274)
Long-term debt	(9,741)	(7,359)
Corporate	10,466	9,429
Total Net Assets of Continuing Operations	$ 18,671	$ 17,113

Geographic Information

Net sales to external customers and property, plant, and equipment, net by geography are as follows:

(in millions)	United States	Europe and Canada	Asia Pacific	Other Foreign	Consolidated
Fiscal Year 2013					
Net sales to external customers	$ 9,059	$ 4,199	$ 2,604	$ 728	$ 16,590
Property, plant, and equipment, net	$ 1,849	$ 391	$ 206	$ 44	$ 2,490
Fiscal Year 2012					
Net sales to external customers	$ 8,828	$ 4,313	$ 2,399	$ 644	$ 16,184
Property, plant, and equipment, net	$ 1,894	$ 389	$ 154	$ 36	$ 2,473
Fiscal Year 2011					
Net sales to external customers	$ 8,872	$ 3,996	$ 2,084	$ 556	$ 15,508
Property, plant, and equipment, net	$ 1,920	$ 409	$ 134	$ 25	$ 2,488

No single customer represented over 10 percent of the Company's consolidated net sales in fiscal years 2013, 2012, or 2011.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) and changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) are effective.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Exchange Act Rule 13a-15(f)). Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of April 26, 2013. Our internal control over financial reporting as of April 26, 2013, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm who has also audited our consolidated financial statements, as stated in their report in the section entitled "Report of Independent Registered Public Accounting Firm," which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of April 26, 2013, which is included in "Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the Company's most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The sections entitled "Proposal 1 — Election of Directors — Directors and Nominees," "Governance of Medtronic — Committees of the Board and Meetings," "Governance of Medtronic — Audit Committee," "Governance of Medtronic — Audit Committee — Audit Committee Independence and Financial Experts," "Governance of Medtronic — Nominating and Corporate Governance Committee," and "Share Ownership Information — Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for our 2013 Annual Shareholders' Meeting are incorporated herein by reference. See also "Executive Officers of Medtronic" on pages 16 to 17 herein.

We have adopted a written Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Corporate Treasurer, Corporate Controller, and other senior financial officers performing similar functions who are identified from time to time by the Chief Executive Officer. We have also adopted a written Code of Business Conduct and Ethics for Members of the Board of Directors. The Code of Ethics for Senior Financial Officers, which is part of our broader Code of Conduct applicable to all employees, and the Code of Business Conduct and Ethics for Members of the Board of Directors are posted on our website, *www.medtronic.com* under the "Investors" caption and then under the "Corporate Governance" subcaption. Any amendments to, or waivers for executive officers or directors of, these ethics codes will be disclosed on our website promptly following the date of such amendment or waiver.

Item 11. Executive Compensation

The sections entitled "Governance of Medtronic — Director Compensation," "Governance of Medtronic — Compensation Committee — Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis (CD&A)," and "Executive Compensation" in our Proxy Statement for our 2013 Annual Shareholders' Meeting are incorporated herein by reference. The section entitled "Compensation Committee Report" in our Proxy Statement for our 2013 Annual Shareholders' Meeting is furnished herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The sections entitled "Share Ownership Information – Significant Shareholders," "Share Ownership Information – Beneficial Ownership of Management," and "Executive Compensation — Equity Compensation Plan Information" in our Proxy Statement for our 2013 Annual Shareholders' Meeting are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The sections entitled "Proposal 1 — Election of Directors — Director Independence" and "Proposal 1 — Election of Directors — Related Transactions and Other Matters" in our Proxy Statement for our 2013 Annual Shareholders' Meeting are incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The sections entitled "Governance of Medtronic — Audit Committee — Audit Committee Pre-Approval Policies" and "Report of the Audit Committee — Audit and Non-Audit Fees" in our Proxy Statement for our 2013 Annual Shareholders' Meeting are incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statement Schedules

Schedule II. Valuation and Qualifying Accounts — years ended April 26, 2013, April 27, 2012, and April 29, 2011 (set forth on page 126 of this report).

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

2. Exhibits

Exhibit No.	Description
3.1	Medtronic, Inc. Restated Articles of Incorporation, as amended (Exhibit 3.1).(m)
3.2	Medtronic, Inc. Bylaws, as amended to date (Exhibit 3.2).(b)
4.1	Medtronic, Inc. Specimen Common Stock Certificate (Exhibit 4.1).(aa)
4.2	Indenture, dated as of September 11, 2001, between Medtronic, Inc. and Wells Fargo Bank Minnesota, National Association. (Exhibit 4.2).(c)
4.3	Form of Indenture between Medtronic, Inc. and Wells Fargo Bank, National Association (Exhibit 4.1).(e)
4.4	Indenture dated as of September 15, 2005 between Medtronic, Inc. and Wells Fargo Bank, N. A., as Trustee, with respect to the 4.375% Senior Notes due 2010 and 4.750% Senior Notes due 2015 (including the Forms of Notes thereof) (Exhibit 4.1).(f)
4.5	Form of 4.750% Senior Notes, Series B due September 15, 2015 (Exhibit 4.3).(f)
4.6	Indenture by and between Medtronic, Inc. and Wells Fargo Bank, N.A., as trustee dated as of April 18, 2006 (including the Form of Convertible Senior Notes thereof) (Exhibit 4.1).(g)
4.7	Form of Indenture between Medtronic, Inc. and Wells Fargo Bank, National Association (Exhibit 4.1).(q)
4.8	First Supplemental Indenture Dated March 12, 2009 between Medtronic, Inc. and Wells Fargo Bank, National Association (including the Forms of Notes thereof) (Exhibit 4.1).(r)
4.9	Second Supplemental Indenture Dated March 16, 2010 between Medtronic, Inc. and Wells Fargo Bank, National Association (including the Forms of Notes thereof) (Exhibit 4.1).(t)
4.10	Third Supplemental Indenture Dated March 15, 2011 between Medtronic, Inc. and Wells Fargo Bank, National Association (including the Forms of Notes thereof) (Exhibit 4.1).(u)
4.11	Fourth Supplemental Indenture Dated March 19, 2012 between Medtronic, Inc. and Wells Fargo Bank, National Association (including the Forms of Notes thereof) (Exhibit 4.2).(y)
4.12	Fifth Supplemental Indenture Dated March 26, 2013 between Medtronic, Inc. and Wells Fargo Bank, National Association (including the Forms of Notes thereof) (Exhibit 4.1).(bb)
*10.1	1994 Stock Award Plan (amended and restated as of January 1, 2008) (Exhibit 10.1).(m)
*10.2	Medtronic Incentive Plan (amended and restated effective January 1, 2008) (Exhibit 10.2).(m)
*10.3	Medtronic, Inc. Executive Incentive Plan (Appendix C).(h)
*10.4	Medtronic, Inc. Capital Accumulation Plan Deferral Program (as restated generally effective January 1, 2008)(Exhibit 10.5).(o)
*10.5	Stock Option Replacement Program (Exhibit 10.8).(a)
*10.6	Medtronic, Inc. 1998 Outside Director Stock Compensation Plan (as amended and restated effective as of January 1, 2008) (Exhibit 10.3).(m)
*10.7	Form of Restricted Stock Award Agreement under 2003 Long-Term Incentive Plan (Exhibit 10.3).(d)

*10.8	Form of Non-Qualified Stock Option Agreement under 2003 Long-Term Incentive Plan (four year vesting) (Exhibit 10.1).(d)
*10.9	Form of Non-Qualified Stock Option Agreement under 2003 Long-Term Incentive Plan (immediate vesting) (Exhibit 10.2).(d)
*10.10	Form of Initial Option Agreement under the Medtronic, Inc. 1998 Outside Director Stock Compensation Plan (Exhibit 10.17).(i)
*10.11	Form of Annual Option Agreement under the Medtronic, Inc. 1998 Outside Director Stock Compensation Plan (Exhibit 10.18).(i)
*10.12	Form of Replacement Option Agreement under the Medtronic, Inc. 1998 Outside Director Stock Compensation Plan (Exhibit 10.19).(i)
*10.13	Form of Restricted Stock Units Award Agreement under 2003 Long-Term Incentive Plan (Exhibit 10.20).(i)
*10.14	Form of Performance Share Award Agreement under 2003 Long-Term Incentive Plan (Exhibit 10.21).(i)
*10.15	Medtronic, Inc. Supplemental Executive Retirement Plan (as restated generally effective January 1, 2008) (Exhibit 10.1).(k)
10.16	Purchase Agreement by and among Medtronic, Inc. and the Initial Purchasers named therein dated as of April 12, 2006 (Exhibit 10.1).(g)
*10.17	2003 Long-Term Incentive Plan (as amended and restated effective January 1, 2008) (Exhibit 10.4).(l)
*10.18	Form of Non-Qualified Stock Option Agreement under 2003 Long-Term Incentive Plan effective June 22, 2006 (Exhibit 10.23).(j)
*10.19	Form of Restricted Stock Award Agreement under 2003 Long-Term Incentive Plan effective June 22, 2006 (Exhibit 10.24).(j)
*10.20	Form of Restricted Stock Unit Award Agreement under 2003 Long-Term Incentive Plan effective June 22, 2006 (Exhibit 10.25).(j)
*10.21	Form of Performance Award Agreement under 2003 Long-Term Incentive Plan effective June 22, 2006 (Exhibit 10.26).(j)
10.22†	Form of Warrants issued on April 12, 2006, including Schedule thereto (Exhibit 10.28).(j)
10.23†	Form of Amendment to Confirmation issued on April 13, 2006 to Form of Warrants issued on April 12, 2006, including Schedule thereto (Exhibit 10.29).(j)
*10.24	Form of Restricted Stock Award Agreement under 2003 Long-Term Incentive Plan (Exhibit 10.3).(k)
*10.25	Form of Restricted Stock Unit Award Agreement under 2003 Long-Term Incentive Plan (Exhibit 10.4).(k)
*10.26	Medtronic, Inc. Israeli Amendment to the 2003 Long-Term Incentive Plan (Exhibit 10.5).(m)
*10.27	Medtronic, Inc. – Kyphon Inc. 2002 Stock Plan (Amended and Restated July 26, 2007, as further amended on October 18, 2007) (Exhibit 10.6).(l)
*10.28	Addendum: Medtronic, Inc. – Kyphon Inc. 2002 Stock Plan (dated December 13, 2007) (Exhibit 10.7).(l)
*10.29	Medtronic, Inc. 2008 Stock Award and Incentive Plan (as amended and restated effective August 27, 2009) (Exhibit 10.2).(s)
*10.30	Form of Non-Qualified Stock Option Agreement under 2003 Long-Term Incentive Plan (Exhibit 10.39).(n)
*10.31	Form of Restricted Stock Unit Award Agreement under 2003 Long-Term Incentive Plan (Exhibit 10.40).(n)
*10.32	Form of Restricted Stock Unit Award Agreement under 2003 Long-Term Incentive Plan (Exhibit 10.41).(n)

*10.33	Form of Restricted Stock Unit Award Agreement under 2008 Stock Award and Incentive Plan (Exhibit 10.2).(o)
*10.34	Form of Restricted Stock Award Agreement under 2008 Stock Award and Incentive Plan (Exhibit 10.3).(o)
*10.35	Form of Restricted Stock Award Agreement under 2008 Stock Award and Incentive Plan (Exhibit 10.4).(o)
*10.36	Form of Restricted Stock Unit Award Agreement under 2008 Stock Award and Incentive Plan (Exhibit 10.5).(o)
*10.37	Form of Non-Qualified Stock Option Agreement under 2008 Stock Award and Incentive Plan (Exhibit 10.6).(o)
*10.38	Terms of Non-Employee Director Compensation under the Medtronic, Inc. 2008 Stock Award and Incentive Plan (Exhibit 10.42).(aa)
*10.39	Form of Non-Employee Director Initial Option Agreement under the Medtronic, Inc. 2008 Stock Award and Incentive Plan (Exhibit 10.1).(p)
*10.40	Form of Non-Employee Director Annual Option Agreement under the Medtronic, Inc. 2008 Stock Award and Incentive Plan (Exhibit 10.2).(p)
*10.41	Form of Non-Employee Director Deferred Unit Award Agreement under the Medtronic, Inc. 2008 Stock Award and Incentive Plan (Exhibit 10.3).(p)
*10.42	Form of Change of Control Employment Agreement for Medtronic Executive Officers (Exhibit 10.1).(s)
*10.43	Medtronic, Inc. 2005 Employee Stock Purchase Plan, as amended and restated effective August 27, 2009 (Exhibit 10.3).(s)
*10.44	Bonus Agreement by and between Medtronic, Inc. and Christopher J. O'Connell dated December 23, 2009 (Exhibit 10.57).(v)
*10.45	Amendment dated December 18, 2008 to the Medtronic, Inc. Capital Accumulation Plan Deferral Program and Supplemental Executive Retirement Plan (Exhibit 10.57).(v)
*10.46	Separation Agreement by and between Medtronic, Inc. and William A. Hawkins dated December 28, 2010 (Exhibit 10.1).(w)
*10.47	Letter Agreement by and between Medtronic, Inc. and Omar Ishrak dated May 11, 2011 (Exhibit 10.1).(x)
*10.48	Amendment to Letter Agreement dated May 11, 2011 by and between Medtronic, Inc. and Omar Ishrak (Exhibit 10.1) (z)
*10.49	Letter Agreement by and between Medtronic, Inc. and D. Cameron Findlay dated July 27, 2009 (Exhibit 10.54).(aa)
*10.50	Letter Agreement by and between Medtronic, Inc. and Michael J. Coyle dated November 19, 2009 (Exhibit 10.55).(aa)
12.1	Computation of ratio of earnings to fixed charges
18.1	Letter from PricewaterhouseCoopers LLP regarding change in accounting principle
21	List of Subsidiaries
23	Consent of Independent Registered Public Accounting Firm
24	Power of Attorney
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	The following materials from Medtronic's Annual Report on Form 10-K for the year ended April 26, 2013, formatted in Extensible Business Reporting Language (XBRL), (i) consolidated statements of earnings, (ii) consolidated statements of comprehensive income, (iii) consolidated balance sheets, (iv) consolidated statements of cash flows, (v) consolidated statements of shareholders' equity, and (vi) the notes to the consolidated financial statements.

(a) Incorporated herein by reference to the cited exhibit in our Annual Report on Form 10-K for the year ended April 27, 2001, filed with the Commission on July 26, 2001.

(b) Incorporated herein by reference to the cited exhibit in our Annual Report on Form 10-K for the year ended April 30, 2004, filed with the Commission on June 30, 2004.

(c) Incorporated herein by reference to the cited exhibit in our amended Current Report on Form 8-K/A, filed with the Commission on November 13, 2001.

(d) Incorporated herein by reference to the cited exhibit in our Quarterly Report on Form 10-Q for the quarter ended January 28, 2005, filed with the Commission on March 7, 2005.

(e) Incorporated herein by reference to the cited exhibit in our registration statement on Amendment No. 2 to Form S-4, filed with the Commission on January 10, 2005.

(f) Incorporated herein by reference to the cited exhibit in our registration statement on Form S-4, filed with the Commission on December 6, 2005.

(g) Incorporated herein by reference to the cited exhibit in our Current Report on Form 8-K, filed with the Commission on April 18, 2006.

(h) Incorporated herein by reference to the cited appendix to our 2003 Proxy Statement, filed with the Commission on July 28, 2003.

(i) Incorporated herein by reference to the cited exhibit in our Annual Report on Form 10-K for the year ended April 29, 2005, filed with the Commission on June 29, 2005.

(j) Incorporated herein by reference to the cited exhibit in our Annual Report on Form 10-K for the year ended April 28, 2006, filed with the Commission on June 28, 2006.

(k) Incorporated herein by reference to the cited exhibit in our Quarterly Report on Form 10-Q for the quarter ended October 26, 2007, filed with the Commission on December 4, 2007.

(l) Incorporated herein by reference to the cited exhibit in our Quarterly Report on Form 10-Q for the quarter ended January 25, 2008, filed with the Commission on March 4, 2008.

(m) Incorporated herein by reference to the cited exhibit in our Quarterly Report on Form 10-Q for the quarter ended July 27, 2007, filed with the Commission on September 5, 2007.

(n) Incorporated herein by reference to the cited exhibit in our Annual Report on Form 10-K for the year ended April 25, 2008, filed with the Commission on June 24, 2008.

(o) Incorporated herein by reference to the cited exhibit in our Quarterly Report on Form 10-Q for the quarter ended July 25, 2008, filed with the Commission on September 3, 2008.

(p) Incorporated herein by reference to the cited exhibit in our Quarterly Report on Form 10-Q for the quarter ended October 24, 2008, filed with the Commission on December 3, 2008.

(q) Incorporated herein by reference to the cited exhibit in our registration statement on Form S-3, filed with the Commission on March 9, 2009.

(r) Incorporated herein by reference to the cited exhibit in our Current Report on Form 8-K, filed with the Commission on March 12, 2009.

(s) Incorporated herein by reference to the cited exhibit in our Quarterly Report on Form 10-Q for the quarter ended October 30, 2009, filed with the Commission on December 9, 2009.

(t) Incorporated herein by reference to the cited exhibit in our Current Report on Form 8-K, filed with the Commission on March 16, 2010.

(u) Incorporated herein by reference to the cited exhibit in our Current Report on Form 8-K, filed with the Commission on March 16, 2011.

(v) Incorporated herein by reference to the cited exhibit in our Annual Report on Form 10-K for the year ended April 30, 2010, filed with the Commission on June 29, 2010.

(w) Incorporated herein by reference to the cited exhibit in our Current Report on Form 8-K, filed with the Commission on December 30, 2010.

(x) Incorporated herein by reference to the cited exhibit in our Current Report on Form 8-K, filed with the Commission on May 11, 2011.

(y) Incorporated herein by reference to the cited exhibit in our Current Report on Form 8-K, filed with the Commission on March 20, 2012.

(z) Incorporated herein by reference to the cited exhibit in our Quarterly Report on Form 10-Q, for the quarter ended July 29, 2011, filed with the Commission on September 7, 2011.

(aa) Incorporated herein by reference to the cited exhibit in our Annual Report on Form 10-K for the year ended April 27, 2012, filed with the Commission on June 26, 2012.

(bb) Incorporated herein by reference to the cited exhibit in our Current Report on Form 8-K, filed with the Commission on March 26, 2013.

*Exhibits that are management contracts or compensatory plans or arrangements.

†Confidential treatment requested as to portions of the exhibit. Confidential portions omitted and filed separately with the Securities and Exchange Commission.

MEDTRONIC, INC. AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(in millions)

	Balance at Beginning of Fiscal Year*	Charges to Earnings*	Other Changes (Debit) Credit*	Balance at End of Fiscal Year*
Allowance for doubtful accounts:				
Year ended 4/26/13	$ 100	$ 51	$ (53) (a)	$ 98
			— (b)	
Year ended 4/27/12	$ 97	$ 66	$ (55) (a)	$ 100
			$ (8) (b)	
Year ended 4/29/11	$ 67	$ 47	$ (31) (a)	$ 97
			$ 14 (b)	

* For the fiscal years ended April 27, 2012 and April 29, 2011, amounts include the results from both continuing operations and discontinued operations.

(a) Uncollectible accounts written off, less recoveries.

(b) Reflects primarily the effects of foreign currency fluctuations.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDTRONIC, INC.

Dated: June 24, 2013

By: /s/ **Omar Ishrak**

Omar Ishrak
Chairman and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

MEDTRONIC, INC.

Dated: June 24, 2013

By: /s/ **Omar Ishrak**

Omar Ishrak
Chairman and
Chief Executive Officer
(Principal Executive Officer)

Dated: June 24, 2013

By: /s/ **Gary L. Ellis**

Gary L. Ellis
Senior Vice President and
Chief Financial Officer
(Principal Financial and
Accounting Officer)

Directors

Richard H. Anderson*
Victor J. Dzau, M.D.*
Omar Ishrak*
Shirley Ann Jackson, Ph.D*
Michael O. Leavitt*
James T. Lenehan*
Denise M. O'Leary*
Kendall J. Powell*
Robert C. Pozen*
Preetha Reddy*
Jack W. Schuler*

*D. Cameron Findlay, by signing his name hereto, does hereby sign this document on behalf of each of the above named directors of the registrant pursuant to powers of attorney duly executed by such persons.

Dated: June 24, 2013

By: /s/ **D. Cameron Findlay**

D. Cameron Findlay

Our Mission



To contribute to human welfare by application of biomedical engineering in the research, design, manufacture, and sale of instruments or appliances that alleviate pain, restore health, and extend life.



Contribuir al bienestar humano mediante la aplicación de ingeniería biomédica en la investigación, diseño, fabricación y venta de dispositivos o aparatos que alivian el dolor, restauran la salud y prolongan la vida.

应用生物医学工程理论，研究、设计、制造并销售可减轻病痛、恢复健康、延长寿命的仪器和装置，以此促进人类的福祉。

Contribuer au bien-être de l'homme en appliquant les principes de l'ingénierie biomédicale à la recherche, à la conception, à la fabrication et à la distribution de matériels ou d'appareillages qui soulagent la douleur, rétablissent la santé et prolongent la vie.

Contribuire al benessere umano applicando l'ingegneria biomedica alla ricerca, alla progettazione, alla produzione e alla vendita di strumenti o apparecchi che eliminano il dolore, ridonano la salute e prolungano qualitativamente la vita.



Einen Beitrag zum Wohle der Menschen zu leisten durch angewandte biomedizinische Technik zur Rehabilitation, Lebensverlängerung, Schmerzlinderung und Steigerung der Lebensqualität.



बायोमेडिकल इंजिनियरिंग के सदुपयोग के द्वारा, दर्द से राहत दिलाने वाले, खोए हुए स्वास्थ्य को वापस लाने वाले और आयु प्रदान करने वाले यंत्रों एवं उपकरणों के क्षेत्र में रीसर्च और डिजाइनिंग करके उनका उत्पादन और बिक्री करना और इस कार्य से मानव कल्याण में योगदान करना ।

私たちは生体工学技術を応用し、人々の痛みをやわらげ、健康を回復し、生命を延ばす医療機器の研究開発、製造、販売を通して人類の福祉に貢献します。



To read the Medtronic Mission in its entirety, go to **medtronic.com**


Medtronic

World Headquarters
Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, MN 55432-5604
USA
Tel: +1.763.514.4000
Fax: +1.763.514.4879

www.medtronic.com

The following are registered and unregistered trademarks of Medtronic, Inc. and its affiliated companies: AdaptivCRT, Advisa MRI, Aquamantys System, BRYAN cervical disc, CD Horizon, CoreValve, Endurant, Enlite, EnRhythm, Evera ICD, StealthStation navigation, IN.PACT Admiral, MiniMed, O-arm, PEAK PlasmaBlade, Resolute, RestoreSensor, Solera, SureScan, Symplicity, Transcollation, Viva CRT-D.



The Medtronic 2013 Annual Report is printed on paper made with fiber sourced from well-managed forests, other controlled wood sources, and recycled wood fiber. The paper is independently certified to meet FSC® standards by SmartWood, a program of the Rainforest Alliance.

Sandy Alexander Inc., an ISO 14001:2004-certified printer with Forest Stewardship Council™ (FSC®) Chain of Custody certification, printed this report with the use of renewable wind power, resulting in nearly zero carbon emissions.

AIR EMISSION SAVINGS DERIVED FROM USING WIND-GENERATED ELECTRICITY FOR THE PRINTING OF MEDTRONIC'S 2013 ANNUAL REPORT: 13,362.58 lbs. of CO2 and NOX not generated, which is equivalent to 909.02 trees being planted or 11,593.54 automobile miles not being driven.


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Medtronic

710 Medtronic Parkway
Minneapolis, Minnesota 55432
Telephone: 763-514-4000

July 12, 2013

Dear Shareholder:

Please join us for our Annual Meeting of Shareholders on Thursday, August 22, 2013, at 10:30 a.m. (Central Daylight Time) at Medtronic's Mounds View campus, located at 8200 Coral Sea Street N.E., Mounds View, Minnesota 55112.

The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe the business to be conducted at the Annual Meeting and details regarding admission to the Annual Meeting. We also will report on matters of current interest to our shareholders.

Your vote is important. Whether you own a few shares or many, it is important that your shares are represented. If you cannot attend the Annual Meeting in person, you may vote your shares by internet or by telephone, or, if this proxy statement was mailed to you, by completing and signing the accompanying proxy card and promptly returning it in the envelope provided.

If you wish to attend the meeting in person, you will need to request an admission ticket in advance. You can request a ticket by following the instructions set forth on page 5 of the proxy statement. If you cannot attend the meeting, you can still listen to the meeting, which will be webcast and available on our Investor Relations website.

Thank you for your continued support of Medtronic, Inc.

Sincerely,

Omar Ishrak
Chairman and Chief Executive Officer

Alleviating Pain, Restoring Health, Extending Life

MEDTRONIC, INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TIME .... 10:30 a.m. (Central Daylight Time) on Thursday, August 22, 2013.

PLACE .... Medtronic's Mounds View Campus
8200 Coral Sea Street N.E.
Mounds View, Minnesota 55112

ITEMS OF BUSINESS ....

1. To elect eleven directors for a one year term.
2. To ratify the appointment of PricewaterhouseCoopers LLP as Medtronic's independent registered public accounting firm for fiscal year 2014.
3. To approve, in a non-binding advisory vote, named executive officer compensation (a "Say-on-Pay" vote).
4. To approve the Medtronic, Inc. 2013 Stock Award and Incentive Plan.
5. To amend and restate the Company's Articles of Incorporation to provide that directors will be elected by a majority vote in uncontested elections.
6. To amend and restate the Company's Articles of Incorporation to allow changes to the size of the Board of Directors upon the affirmative vote of a simple majority of shares.
7. To amend and restate the Company's Articles of Incorporation to allow removal of a director upon the affirmative vote of a simple majority of shares.
8. To amend and restate the Company's Articles of Incorporation to allow amendments to Section 5.3 of Article 5 upon the affirmative vote of a simple majority of shares.
9. To amend and restate the Company's Articles of Incorporation to eliminate the "fair price provision."
10. To consider such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

RECORD DATE .... You may vote at the Annual Meeting if you were a shareholder of record at the close of business on July 1, 2013.

VOTING BY PROXY ..... It is important that your shares be represented and voted at the Annual Meeting. Please vote in one of these three ways:

1. VOTE BY INTERNET, by going to the web address *http://www.proxyvote.com* and following the instructions (have your proxy card or internet notice in hand when you access the website);
2. VOTE BY TELEPHONE, by dialing 1-800-690-6903 and following the instructions (have your proxy card or internet notice in hand when you call); or
3. VOTE BY PROXY CARD, if you received a paper copy of the proxy statement, by completing, signing, dating and mailing the accompanying proxy card in the envelope provided. If you vote by internet or telephone, please do not mail your proxy card.

ANNUAL REPORT . . . . Medtronic's 2013 Annual Report is available at http://www.proxyvote.com and at http://www.medtronic.com/annualmeeting.

ADMISSION POLICY . . . . . If you wish to attend the Annual Meeting and you are a record holder, you must request an admission ticket in advance by following the instructions set forth on page 5 of the proxy statement. Shareholders may obtain directions to the Annual Meeting at http://www.medtronic.com/annualmeeting.

By Order of the Board of Directors,



D. Cameron Findlay
Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on August 22, 2013. The Proxy Statement, Notice of Annual Meeting and 2013 Annual Report to Shareholders are available at http://www.medtronic.com/annualmeeting.

TABLE OF CONTENTS



Medtronic

710 Medtronic Parkway
Minneapolis, Minnesota 55432
Telephone: 763-514-4000

PROXY STATEMENT
Annual Meeting of Shareholders
August 22, 2013

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Medtronic, Inc. ("Medtronic") of proxies to be voted at Medtronic's Annual Meeting of Shareholders to be held on August 22, 2013, and at any adjournment or postponement of the meeting. The proxy materials were either made available to you over the internet or mailed to you beginning on or about July 12, 2013.

GENERAL INFORMATION ABOUT THE MEETING AND VOTING

What am I voting on?

There are nine proposals scheduled to be voted on at the meeting:

- Election of eleven directors, each for a one year term;
- Ratification of the appointment of PricewaterhouseCoopers LLP as Medtronic's independent registered public accounting firm for fiscal year 2014;
- A non-binding advisory resolution to approve named executive officer compensation (a "Say-on-Pay" vote);
- To approve the Medtronic, Inc. 2013 Stock Award and Incentive Plan;
- To amend and restate the Company's Articles of Incorporation to provide that directors will be elected by a majority vote in uncontested elections;
- To amend and restate the Company's Articles of Incorporation to allow changes to the size of the Board of Directors upon the affirmative vote of a simple majority of shares;
- To amend and restate the Company's Articles of Incorporation to allow removal of a director upon the affirmative vote of a simple majority of shares;
- To amend and restate the Company's Articles of Incorporation to allow amendments to Section 5.3 of Article 5 upon the affirmative vote of a simple majority of shares; and
- To amend and restate the Company's Articles of Incorporation to eliminate the "fair price provision."

How can I receive proxy materials?

Under rules adopted by the U.S. Securities and Exchange Commission ("SEC"), we are furnishing proxy materials to our shareholders primarily via the internet, instead of mailing printed copies of proxy materials to each shareholder. On or about July 12, 2013, we began mailing to our shareholders (other than those who previously requested electronic or paper delivery) a "Notice of Internet Availability of Proxy Materials" (the "Notice") containing instructions on how to access this proxy statement, the accompanying notice of annual meeting and our annual report for the fiscal year ended April 26, 2013 online. If you received the Notice by mail, you will not automatically receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the proxy materials. The Notice also instructs you on how you may submit your proxy via the internet. If you previously requested electronic delivery, you will still receive an e-mail providing you the Notice, and if you previously requested paper delivery, you will still receive a paper copy of the proxy materials by mail.

Finally, you can receive a copy of our proxy materials by following the instructions (contained in the Notice) regarding how you may request to receive your materials electronically or in printed form on a one-time or ongoing basis. Requests for printed copies of the proxy materials can be made by internet at http://www.proxyvote.com, by telephone at 1-800-579-1639 or by email at sendmaterial@proxyvote.com by sending a blank email with your control number in the subject line. Please also see "Can I receive future proxy materials electronically?" below.

Who is entitled to vote?

Shareholders as of the close of business on July 1, 2013 (the "Record Date"), may vote at the Annual Meeting. You have one vote for each share of common stock you held on the Record Date, including shares:

- Held directly in your name as "shareholder of record" (also referred to as registered shareholder);
- Held for you in an account with a broker, bank or other nominee (shares held in "street name"). Street name holders generally cannot vote their shares directly and must instead instruct the brokerage firm, bank or nominee how to vote their shares; and
- Credited to your account in the Medtronic, Inc. Savings and Investment Plan.

What constitutes a quorum?

A majority of the outstanding shares entitled to vote, present or represented by proxy, constitutes a quorum for the Annual Meeting. Proxies received but marked as abstentions and "broker non-votes" (described below) are counted as present and entitled to vote for purposes of determining a quorum. On the Record Date, 1,007,500,635 shares of Medtronic common stock were outstanding and entitled to vote.

How many votes are required to approve each proposal?

Election of Directors. The eleven candidates for election who receive a plurality vote of the shares present and entitled to vote in the affirmative will be elected. There is no cumulative voting.

Ratification of the Appointment of the Auditors. The ratification of the appointment of PricewaterhouseCoopers LLP as Medtronic's independent registered public accounting firm for fiscal year 2014 requires the affirmative vote of a majority of the shares present and entitled to vote.

Say-on-Pay. The Say-on-Pay vote is a non-binding advisory vote. The Board of Directors will consider our executive compensation to have been approved by shareholders if the Say-on-Pay proposal receives the affirmative vote of a majority of the shares present and entitled to vote. The effect of the vote on this non-binding advisory vote is discussed on page 68.

Approval of the Medtronic, Inc. 2013 Stock Award and Incentive Plan. Approval of the Medtronic, Inc. 2013 Stock Award and Incentive Plan requires the affirmative vote of a majority of the shares present and entitled to vote.

Amendment and Restatement of Medtronic's Articles of Incorporation to Provide that Directors will be Elected by a Majority Vote in Uncontested Elections. Amending and restating our Articles of Incorporation to provide that directors will be elected by a majority vote in uncontested elections requires the affirmative vote of not less than 75 percent of the votes entitled to be cast by all holders of shares of our common stock.

Amendment and Restatement of Medtronic's Articles of Incorporation to Allow Changes to the Size of the Board of Directors upon the Affirmative Vote of a Simple Majority of Shares. Amending and restating our Articles of Incorporation to allow changes to the size of the Board of Directors upon the affirmative vote of a simple majority of shares requires the affirmative vote of not less than 75 percent of the votes entitled to be cast by all holders of shares of our common stock.

Amendment and Restatement of Medtronic's Articles of Incorporation to Allow Removal of a Director upon the Affirmative Vote of a Simple Majority of Shares. Amending and restating our Articles of Incorporation to allow removal of a director upon the affirmative vote of a simple majority of shares requires the affirmative vote of not less than 75 percent of the votes entitled to be cast by all holders of shares of our common stock.

Amendment and Restatement of Medtronic's Articles of Incorporation to Allow Amendments to Section 5.3 of Article 5 upon the Affirmative Vote of a Simple Majority of Shares. Amending and restating our Articles of Incorporation to allow amendments to Section 5.3 of Article 5 upon the affirmative vote of a simple majority of shares requires the affirmative vote of not less than 75 percent of the votes entitled to be cast by all holders of shares of our common stock.

Amendment and Restatement of Medtronic's Articles of Incorporation to Eliminate the "Fair Price Provision." Amending and restating our Articles of Incorporation to eliminate the "fair price provision" requires the affirmative vote of not less than two-thirds of the voting power of the outstanding shares of voting stock.

How are votes counted?

In the election of directors, your vote may be cast "FOR" all of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees.

In the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm, your vote may be cast "FOR" or "AGAINST" or you may "ABSTAIN." If you "ABSTAIN," it has the same effect as a vote against the proposal.

In the advisory Say-on-Pay vote, your vote may be cast "FOR" or "AGAINST" or you may "ABSTAIN." If you "ABSTAIN," it has the same effect as a vote against the proposal.

In the vote on the Medtronic, Inc. 2013 Stock Award and Incentive Plan, your vote may be cast "FOR" or "AGAINST" or you may "ABSTAIN." If you "ABSTAIN," it has the same effect as a vote against the proposal.

In the vote on the amendment and restatement of Medtronic's Articles of Incorporation to provide that directors will be elected by a majority vote in uncontested elections, your vote may be cast "FOR," "AGAINST," or you may "ABSTAIN." If you "ABSTAIN," it has the same effect as a vote against the proposal.

In the vote on the amendment and restatement of Medtronic's Articles of Incorporation to allow changes to the size of the Board of Directors upon the affirmative vote of a simple majority of shares, your vote may be cast "FOR," "AGAINST," or you may "ABSTAIN." If you "ABSTAIN," it has the same effect as a vote against the proposal.

In the vote on the amendment and restatement of Medtronic's Articles of Incorporation to allow removal of a director upon the affirmative vote of a simple majority of shares, your vote may be cast "FOR," "AGAINST," or you may "ABSTAIN." If you "ABSTAIN," it has the same effect as a vote against the proposal.

In the vote on the amendment and restatement of Medtronic's Articles of Incorporation to allow amendments to Section 5.3 of Article 5 upon the affirmative vote of a simple majority of shares, your vote may be cast "FOR," "AGAINST," or you may "ABSTAIN." If you "ABSTAIN," it has the same effect as a vote against the proposal.

In the vote on the amendment and restatement of Medtronic's Articles of Incorporation to eliminate the "fair price provision," your vote may be cast "FOR," "AGAINST," or you may "ABSTAIN." If you "ABSTAIN," it has the same effect as a vote against the proposal.

For all of the votes, if you grant a proxy by telephone or internet without voting instructions, or sign and submit your proxy card without voting instructions, your shares will be voted in accordance with the recommendation of the Board.

What is a broker non-vote?

If you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal for which your broker does not have or does not exercise discretionary authority to vote (a "broker non-vote"). Shares constituting broker non-votes are not counted or deemed to be present in person or by proxy for the purpose of voting on a non-routine matter at the Annual Meeting and, therefore, are not counted for the purpose of determining whether shareholders have approved the election of directors in proposal 1, the Say-on-Pay in proposal 3, the Medtronic, Inc. 2013 Stock Award and Incentive Plan Proposal in proposal 4, or the amendment and restatement of our Articles of Incorporation in proposals 5, 6, 7, 8 and 9 because such proposals are considered non-routine matters. If you do not provide voting instructions to your broker, your broker will have discretion to vote your shares on proposal 2, because the ratification of auditor appointment is considered a routine matter. Broker non-votes are counted as present for the purpose of determining a quorum at the Annual Meeting.

How does the Board recommend that I vote?

Medtronic's Board recommends that you vote your shares:

- "FOR" each of the eleven nominees to the Board for a one year term;
- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as Medtronic's independent registered public accounting firm for fiscal year 2014;
- "FOR" approval of the resolution in the non-binding Say-on-Pay advisory vote;
- "FOR" approval of the Medtronic, Inc. 2013 Stock Award and Incentive Plan;
- "FOR" amending and restating our Articles of Incorporation to provide that directors will be elected by a majority vote in uncontested elections;
- "FOR" amending and restating our Articles of Incorporation to allow changes to the size of the Board of Directors upon the affirmative vote of a simple majority of shares;
- "FOR" amending and restating our Articles of Incorporation to allow removal of a director upon the affirmative vote of a simple majority of shares;
- "FOR" amending and restating our Articles of Incorporation to allow amendments to Section 5.3 of Article 5 upon the affirmative vote of a simple majority of shares; and
- "FOR" amending and restating our Articles of Incorporation to eliminate the "fair price provision."

How do I vote my shares without attending the meeting?

If you are a shareholder of record or hold shares through a Medtronic stock plan, you may vote by granting a proxy. For shares held in street name, you may vote by submitting voting instructions to your broker or nominee. In most circumstances, you may vote:

- *By Internet or Telephone* — If you have internet or telephone access, you may submit your proxy by following the voting instructions in the Notice of Annual Meeting no later than 11:59 p.m., Eastern Daylight Time, on August 21, 2013 (or, for shares held through the Medtronic, Inc. Savings and Investment Plan and the Medtronic Puerto Rico Employees' Savings and Investment Plan, no later than 11:59 p.m., Eastern Daylight Time, on August 19, 2013). If you vote by internet or telephone, you need not return your proxy card.
- *By Mail* — If you received a paper copy of the proxy statement, you may vote by mail by signing, dating and mailing your proxy card in the envelope provided. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), you should indicate your name and title or capacity.

How do I vote my shares in person at the meeting?

If you are a shareholder of record and prefer to vote your shares at the meeting, bring the accompanying proxy card (if you received a paper copy of the proxy statement) and proof of identification. You may vote shares held in street name only if you obtain a "legal" proxy from the record holder (broker or other nominee) giving you the right to vote the shares.

Even if you plan to attend the meeting, we encourage you to vote in advance by internet, telephone or mail so that your vote will be counted in the event you are unable to attend.

How do I gain admission to the meeting?

If you wish to attend the Annual Meeting, you must be a shareholder on the record date and request an admission ticket in advance by visiting *www.proxyvote.com* and following the instructions provided (you will need the 12 digit number included on your proxy card, voter instruction form or notice). Tickets will be issued to registered and beneficial owners and to one guest accompanying each registered or beneficial owner.

Requests for admission tickets will be processed in the order in which they are received and must be requested no later than August 20, 2013. Please note that seating is limited and requests for tickets will be accepted on a first-come, first-served basis. On the day of the meeting, each shareholder will be required to present valid picture identification such as a driver's license or passport with their admission ticket. Seating will begin at 9:30 a.m. and the meeting will begin at 10:30 a.m. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the meeting. You will be required to enter through a security check point before being granted access to the meeting.

What does it mean if I receive more than one proxy card or Notice?

It generally means you hold shares registered in more than one account. If you received a paper copy of the proxy statement and you vote by mail, sign and return each proxy card. Or, if you vote by internet or telephone, vote once for each proxy card and/or Notice you receive. If you have received more than one Notice, vote once for each Notice that you receive.

May I change my vote?

Yes. Whether you have voted by mail, internet or telephone, you may change your vote and revoke your proxy, prior to the Annual Meeting, by:

- Sending a written statement to that effect to the Corporate Secretary of Medtronic;
- Voting by internet or telephone at a later time;
- Submitting a properly signed proxy card with a later date; or
- Voting in person at the Annual Meeting and by filing a written notice of termination of the prior appointment of a proxy with Medtronic, or by filing a new written appointment of a proxy with Medtronic.

Can I receive future proxy materials electronically?

Yes. If you are a shareholder of record or hold shares through a Medtronic stock plan and you have received a paper copy of the proxy materials, you may elect to receive future proxy statements and annual reports online as described in the next paragraph. If you elect this feature, you will receive an email message notifying you when the materials are available, along with a web address for viewing the materials. If you received this proxy statement electronically, you do not need to do anything to continue receiving proxy materials electronically in the future.

Whether you hold shares registered directly in your name, through a Medtronic stock plan, or through a broker or bank, you can enroll for future delivery of proxy statements and annual reports by following these easy steps:

- Go to our website at **www.medtronic.com**;
- Click on **Investors**;
- In the **Shareholder Services** section, click on **Electronic Delivery of Proxy Materials**; and
- Follow the prompts to submit your electronic consent.

Generally, brokers and banks offering this choice require that shareholders vote through the internet in order to enroll. Street name shareholders whose broker or bank is not included on this website are encouraged to contact their broker or bank and ask about the availability of electronic delivery. As is customary with internet usage, the user must pay all access fees and telephone charges. You may view this year's proxy materials at **www.medtronic.com/annualmeeting**.

What are the costs and benefits of electronic delivery of Annual Meeting materials?

There is no cost to you for electronic delivery. You may incur the usual expenses associated with internet access as charged by your internet service provider. Electronic delivery ensures quicker delivery, allows you to print the materials at your computer and makes it convenient to vote your shares online. Electronic delivery also conserves natural resources and saves Medtronic significant printing, postage and processing costs.

PROPOSAL 1 — ELECTION OF DIRECTORS

Directors and Nominees

Under Medtronic's amended Articles of Incorporation, directors whose term of office is expiring are elected annually for terms of one year or until their respective successors are elected and qualified, subject to prior death, resignation, retirement, disqualification or removal from office. Each of Richard H. Anderson, Scott C. Donnelly, Victor J. Dzau, M.D., Omar Ishrak, Shirley Ann Jackson, Ph.D., Michael O. Leavitt, James T. Lenehan, Denise M. O'Leary, Kendall J. Powell, Robert C. Pozen and Preetha Reddy has been nominated for re-election to the Board to serve until the 2014 Annual Meeting and until their successors are elected and qualified, subject to prior death, resignation, retirement, disqualification or removal from office. All of the nominees are currently directors, and, other than Mr. Donnelly and Ms. Reddy, all were previously elected to the Board of Directors by shareholders. Ms. Reddy was elected to the Board by the Board of Directors effective in September 2012 and Mr. Donnelly was elected to the Board by the Board of Directors effective in July 2013, both following recommendation by the Nominating and Corporate Governance Committee. Jack Schuler was not re-nominated because he has reached the mandatory retirement age for directors.

All of the nominees have consented to being named as a nominee in this proxy statement and have indicated a willingness to serve if elected. However, if any nominee becomes unable to serve before the election, the shares represented by proxies may be voted for a substitute designated by the Board, unless a contrary instruction is indicated on the proxy.

A plurality of votes cast is required for the election of directors. However, under the Medtronic Principles of Corporate Governance, any nominee for director in an uncontested election (i.e., an election where the only nominees are those recommended by the Board of Directors) who receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote") will, within five business days of the certification of the shareholder vote by the inspector of elections, tender a written offer to resign from the Board of Directors. The Nominating and Corporate Governance Committee will promptly consider the resignation offer and recommend to the Board of Directors whether or not to accept it. The Nominating and Corporate Governance Committee will consider all factors its members deem relevant in considering whether to recommend acceptance or rejection of the resignation offer, including, without limitation:

- the perceived reasons why shareholders withheld votes;
- the length of service and qualifications of the director;
- the director's contributions to Medtronic;
- Medtronic's compliance with securities exchange listing standards;
- possible contractual ramifications in the event the director in question is a management director;
- the purpose and provisions of the Medtronic Principles of Corporate Governance; and
- the best interests of Medtronic and its shareholders.

If a director's resignation is accepted, the Nominating and Corporate Governance Committee will recommend to the Board of Directors whether to fill the vacancy on the Board created by the resignation or reduce the size of the Board. Any director who tenders his or her offer to resign pursuant to this policy cannot participate in the Nominating and Corporate Governance Committee or Board deliberations regarding whether to accept the resignation offer. The Board will act on the Nominating and Corporate Governance Committee's recommendation within 90 days following the certification of the shareholder vote, which may include, without limitation:

- acceptance of the resignation offer;
- adoption of measures intended to address the perceived issues underlying the Majority Withheld Vote; or

• rejection of the resignation offer.

Thereafter, the Board of Directors will disclose its decision to accept the resignation offer or the reasons for rejecting the offer, if applicable, on a Current Report on Form 8-K to be filed with the SEC within four business days of the date of the Board's final determination.

NOMINEES FOR DIRECTORS FOR ONE-YEAR TERMS ENDING IN 2014:



RICHARD H. ANDERSON
Chief Executive Officer
Delta Air Lines, Inc.

Director since 2002
age 58

Mr. Anderson has been Chief Executive Officer of Delta Air Lines, Inc., a commercial airline, since 2007. He was Executive Vice President of UnitedHealth Group Incorporated, a diversified health care company, and President, Commercial Services Group, of UnitedHealth Group Incorporated from 2006 to 2007, Executive Vice President of UnitedHealth Group and Chief Executive Officer of its Ingenix subsidiary from 2004 until 2006. Mr. Anderson was Chief Executive Officer of Northwest Airlines Corporation from 2001 to 2004. Northwest Airlines Corporation and Delta Air Lines, Inc. filed for bankruptcy in 2005, which is within two years of Mr. Anderson serving as an executive officer of each company. Mr. Anderson serves on the board of directors of Delta Air Lines, Inc.

Qualifications: Mr. Anderson's qualifications to serve on our Board include his more than 23 years of business, operational, financial and executive management experience. He also serves on the board of directors of another public company. Mr. Anderson's extensive experience, including within the health care industry and for Fortune 500 companies, allows him to contribute valuable strategic management and risk assessment insight to Medtronic.



SCOTT C. DONNELLY
Chairman, President and Chief Executive Officer
Textron, Inc.

Director since 2013
age 52

Mr. Donnelly is Chairman, President and Chief Executive Officer of Textron, Inc., a producer of aircraft, defense and industrial products. Mr. Donnelly joined Textron in June 2008 as Executive Vice President and Chief Operating Officer and was promoted to President and Chief Operating Officer in January 2009. He was appointed to the Board of Directors in October 2009, became Chief Executive Officer of Textron in December 2009 and Chairman of the Board in September 2010. Previously, Mr. Donnelly was the President and CEO of General Electric Company's aviation business unit, GE Aviation, a leading maker of commercial and military jet engines and components as well as integrated digital, electric power and mechanical systems for aircraft. Prior to July 2005, Mr. Donnelly held various other management positions since joining General Electric in 1989.

Qualifications: Mr. Donnelly's qualifications to serve on our Board include more than two decades of business experience in innovation, manufacturing, sales and marketing, and business processes. Mr. Donnelly also serves on the board of directors of another public company. His extensive executive decision-making experience and corporate governance work make Mr. Donnelly a valuable director.



VICTOR J. DZAU, M.D. Director since 2008
Chancellor of Health Affairs age 67
Duke University

Dr. Dzau has served as Chancellor for Health Affairs at Duke University, a leading research institution and university, and President and Chief Executive Officer of the Duke University Health System since 2004. From 1996 until 2004, he was the Hersey Professor of Theory and Practice of Medicine at the Harvard Medical School and Chair of the Department of Medicine, Physician in Chief and Director of Research at Brigham and Women's Hospital. He is the previous Chairman of the National Institutes of Health (NIH) Cardiovascular Disease Advisory Committee and served on the Advisory Committee to the Director of the NIH. Dr. Dzau is a member of the Institute of Medicine. He currently serves as a director of Alnylam Pharmaceuticals, Inc., a specialized pharmaceutical company, and PepsiCo, Inc., an international manufacturer of snacks, foods and beverages. Within the past five years, Dr. Dzau also served as a director of Genzyme Corporation, a leading biotechnology company.

Qualifications: Dr. Dzau's qualifications to serve on our Board include extensive experience in the health care field, including senior positions with a number of research universities and organizations. He also serves on the boards of directors of a number of public companies. Dr. Dzau has a deep understanding of medical sciences and innovation, as well as physicians and other health care providers who are central to the use and development of our products.



OMAR ISHRAK Director since 2011
Chairman and Chief Executive Officer age 57
Medtronic, Inc.

Mr. Ishrak has been Chairman and Chief Executive Officer of Medtronic since 2011. Prior to joining Medtronic, Mr. Ishrak served as President and Chief Executive Officer of GE Healthcare Systems, a comprehensive provider of medical imaging and diagnostic technology and a division of GE Healthcare, from 2009 to 2011. Before that, Mr. Ishrak was President and Chief Executive Officer of GE Healthcare Clinical Systems from 2005 to 2008 and President and Chief Executive Officer of GE Healthcare Ultrasound and BMD from 1995 to 2004.

Qualifications: Mr. Ishrak's qualifications to serve on our Board include his more than 18 years in the health care industry and more than 30 years of technology development and business management experience. Mr. Ishrak's strong technical expertise and deep understanding of our customers, as well as his long history of success as a global executive in the medical technology industry, make him a valuable and qualified director with critical technical, leadership and strategic skills.



SHIRLEY ANN JACKSON, Ph.D.
President
Rensselaer Polytechnic Institute

Director since 2002
age 66

Dr. Jackson has been President of Rensselaer Polytechnic Institute, a technological research university, since 1999. She was Chair of the U.S. Nuclear Regulatory Commission under President Clinton from 1995 to 1999, and Professor of Physics at Rutgers University and consultant to AT&T Bell Laboratories from 1991 to 1995. Dr. Jackson currently serves as a member of the President's Council of Advisors on Science and Technology, appointed by President Obama in 2009. She is a member of the National Academy of Engineering and the American Philosophical Society and a Fellow of the American Academy of Arts and Sciences, the American Association for the Advancement of Science, and the American Physical Society. She is a trustee of the Brookings Institution, a Life Trustee of M.I.T. and a member of the Council on Foreign Relations. She is also a director of FedEx Corporation, a global courier delivery company, Marathon Oil Corporation, a company with international operations in exploration and production, oil sands mining and integrated gas, Public Service Enterprise Group, a publicly owned gas and electric utility company in the state of New Jersey, and International Business Machines Corporation, a multinational technology and consulting corporation. Within the past five years, Dr. Jackson also served as a director of NYSE Euronext, a multinational financial services corporation.

Qualifications: Dr. Jackson's qualifications to serve on our Board include her leadership experience in government, industry and within a number of educational organizations (President, Rensselaer Polytechnic Institute; Trustee, M.I.T.), including those that bring technological innovation to the marketplace. In addition, Dr. Jackson serves on the boards of directors of a number of public companies and has accumulated over 32 years of audit, compensation, and governance and nominating committee experience, including as chair. Her leadership and strategic and innovative insight make her a valuable contributor to our Board. Additionally, Dr. Jackson qualifies as an "audit committee financial expert" as defined by SEC rules.



MICHAEL O. LEAVITT
Founder and Chairman
Leavitt Partners

Director since 2011
age 62

Governor Leavitt has been founder and Chairman of Leavitt Partners, a healthcare and food safety consulting firm, since 2009. Prior to that he was the United States Secretary of Health and Human Services from 2005 to 2009; Administrator of the Environmental Protection Agency from 2003 to 2005; and Governor of Utah from 1993 to 2003.

Qualifications: Governor Leavitt's qualifications to serve on our Board include his extensive management and leadership experience, including serving as the Governor of Utah, a large state with a diverse body of constituents, appointments to positions with the U.S. government, where he oversaw and advised on issues of national concern, and overseeing Leavitt Partners, LLC's work advising clients in the health care and food safety sectors. Mr. Leavitt's decades of leadership experience with valuable knowledge of the governmental regulatory environment and corporate governance makes him a valuable member of our Board.



JAMES T. LENEHAN Director since 2007
Financial Consultant and Retired Vice Chairman and President of Johnson & Johnson age 64

Mr. Lenehan served as President of Johnson & Johnson, an international pharmaceutical company, from 2002 until 2004 when he retired after 28 years of service to Johnson & Johnson. During those 28 years, Mr. Lenehan also served as Vice Chairman of Johnson & Johnson from 2000 until 2004; Worldwide Chairman of Johnson & Johnson's Medical Devices and Diagnostics Group from 1999 until he became Vice Chairman of the Board; and Worldwide Chairman, Consumer Pharmaceuticals & Professional Group. Mr. Lenehan has been a financial consultant since 2004. Within the past five years, Mr. Lenehan served as a director of Talecris Biotherapeutics Holding Corp, a global biopharmaceutical company.

Qualifications: Mr. Lenehan's qualifications to serve on our Board include 30 years of business, operational and management experience in medical device, pharmaceutical, biotherapeutics and related industries. He also serves on the board of directors of private companies. His leadership and financial experience make his input valuable to Medtronic.



DENISE M. O'LEARY Director since 2000
Private Venture Capital Investor age 56

Ms. O'Leary has been a private venture capital investor in a variety of early stage companies since 1996. Ms. O'Leary is also a director of US Airways Group, Inc., a commercial airline, and Calpine Corporation, a national power generation company based in the United States. She was a member of the Stanford University Board of Trustees from 1996 through 2006, where she chaired the Committee of the Medical Center.

Qualifications: Ms. O'Leary's qualifications to serve on our Board include her extensive experience with companies at a variety of stages and her success as an investor. She also serves on the boards of directors of other public companies. Her financial expertise, experience in the oversight of risk management, and thorough knowledge and understanding of capital markets provide valuable insight with regard to corporate governance and financial matters.



KENDALL J. POWELL Director since 2007
Chairman and Chief Executive Officer General Mills, Inc. age 59

Mr. Powell has been Chairman of General Mills, Inc., an international producer, marketer and distributor of cereals, snacks and processed foods, since 2008 and Chief Executive Officer of General Mills, Inc. since 2007. He was President and Chief Operating Officer of General Mills, Inc. from 2006 to 2007, and became a director of General Mills, Inc. in 2006; Executive Vice President and Chief Operating Officer, U.S. Retail from 2005 to 2006; and Executive Vice President of General Mills, Inc. from 2004 to 2005. From 1999 to 2004, Mr. Powell was Chief Executive Officer of Cereal Partners Worldwide, a joint venture of General Mills, Inc. and the Nestle Corporation. Mr. Powell joined General Mills, Inc. in 1979.

Qualifications: Mr. Powell's qualifications to serve on our Board include more than three decades of business, operational and management experience. Mr. Powell also serves on the board of directors of another public company. His extensive marketing and executive decision-making experience and corporate governance work make Mr. Powell a valuable director. Additionally, Mr. Powell qualifies as an "audit committee financial expert' as defined by SEC rules.



ROBERT C. POZEN Director since 2004
Former Chairman age 66
MFS Investment Management

Mr. Pozen was Chairman of MFS Investment Management and a director of MFS Mutual Funds from 2004 until 2011. He previously was Secretary of Economic Affairs for the Commonwealth of Massachusetts in 2003, and John Olin Visiting Professor, Harvard Law School, from 2002 to 2003. He also was Vice Chairman of Fidelity Investments from 2000 to 2001 and President of Fidelity Management & Research from 1997 to 2001. From 2007 to 2008, he was the chairman of the SEC Advisory Committee on Improvements to Financial Reporting and since 2008 he has been a senior lecturer at Harvard Business School. Mr. Pozen currently serves on the board of Nielsen Holdings N.V., a global information and measurement company. Within the past five years, Mr. Pozen also served as a director of MFS Investment Management, a global asset manager, MFS Mutual Funds, a global provider of mutual fund services, and BCE Inc., a telecommunications conglomerate and the parent company of Bell Canada.

Qualifications: Mr. Pozen's qualifications to serve on our Board include his many successful investing experiences. He also served on President George W. Bush's Commission to Strengthen Social Security and as Secretary of Economic Affairs for Massachusetts Governor Mitt Romney. His extensive financial knowledge, previous performance as a board member, and years of work in corporate governance make Mr. Pozen a qualified and valuable director. Additionally, Mr. Pozen qualifies as an "audit committee financial expert" as defined by SEC rules.



PREETHA REDDY Director since 2012
Managing Director Age 55
Apollo Hospitals Enterprise Limited

Ms. Reddy has been Managing Director of Apollo Hospitals Enterprise Limited, a specialized hospital system in India and a division of The Apollo Group, since 1993. Prior to that she was Joint Managing Director from 1991-1993 and Director of Apollo Hospitals since February 1989. Ms. Reddy serves on several boards under the Apollo Group, an owner of for-profit educational institutions. She is a member of the Wipro Business Leadership Council, and Senior Vice President of the All India Management Association (AIMA).

Qualifications: Ms. Reddy's qualifications to serve on our Board include her extensive experience in the field of health and managing the operations of one of the largest hospital chains in India and its network of highly skilled professionals. She also serves on the Boards of Directors of a number of organizations. Ms. Reddy has worked with industry bodies and government in India to advance health care in India. Her extensive experience in health care in developing countries, and in managing complex organizations, make her a valuable director.

THE BOARD RECOMMENDS A VOTE *FOR* THE DIRECTOR NOMINEES.

Director Independence

Under the New York Stock Exchange Corporate Governance Standards, to be considered independent, a director must be determined to have no material relationship with Medtronic, other than as a director. The Board of Directors has determined that the following directors, comprising all of our non-management directors, are independent under the New York Stock Exchange Corporate Governance Standards: Messrs. Anderson, Donnelly, Lenehan, Powell, Pozen, and Schuler, Drs. Dzau and Jackson, Governor Leavitt and Ms. O'Leary and Ms. Reddy. In making this determination, the Board considered its Director Independence Standards, which correspond to the New York Stock

Exchange standards on independence. These standards identify certain types of relationships that are categorically immaterial and do not, by themselves, preclude the directors from being independent. The types of relationships and the directors who have had such relationships include:

- being a current employee of an entity that has made payments to, or received payments from, Medtronic for property or services (Messrs. Anderson, Powell and Pozen, and Drs. Dzau and Jackson);
  - Mr. Anderson's relationship with Medtronic, through the relevant entity, is transactional in nature and is not a material transactional relationship.
  - Mr. Powell's relationship with Medtronic, through the relevant entity, is transactional in nature and is not a material transactional relationship.
  - Mr. Pozen's relationship with Medtronic, through the relevant entity, is transactional in nature and is not a material transactional relationship.
  - Dr. Dzau's relationships with Medtronic, through the relevant entities, are transactional in nature and are not material transactional relationships.
  - Dr. Jackson's relationship with Medtronic, through the relevant entity, is transactional in nature and is not a material transactional relationship.

and

- being an employee of a non-profit organization to which Medtronic or The Medtronic Foundation has made contributions (Mr. Pozen and Drs. Dzau and Jackson).
  - The Medtronic Foundation's contributions to the relevant non-profit entities are not material grants.
  - The directors are not executive officers of the relevant non-profit organizations.

All of the relationships of the types listed above were entered into, and payments were made or received, by Medtronic in the ordinary course of business and on competitive terms, and no director participated in negotiations regarding, nor approved, any such purchases or sales. Aggregate payments to, transactions with or discretionary charitable contributions to each of the relevant organizations did not exceed the greater of $1,000,000 or 2% of that organization's consolidated gross revenues for that organization's last three fiscal years. The Board reviewed the transactions with each of these organizations and determined that they were made in the ordinary course of business, the directors had no role with respect to the Company's decision to make any of the purchases or sales and the aggregate amounts in each case were less than 1% of the consolidated gross revenues of the other organization and the Company, except as discussed below.

The Board of Directors also considered relationships consistent with its Director Independence Standards in which the director had a further removed relationship with the relevant third party. This included the director being a director (rather than an employee or executive officer) of a Medtronic vendor or purchaser of Medtronic's products in which payments were made or received by Medtronic in the ordinary course of business on competitive terms, and aggregate payments to, transactions with or discretionary charitable contributions to the relevant third party did not exceed the greater of $1,000,000 or 1% of that organization's consolidated gross revenues for that organization's last three fiscal years. The Board of Directors considered two such relationships: (i) Mr.Powell is a director of the Greater Twin Cities United Way, to which Medtronic contributed in excess of $1,000,000 or 1% of such organization's consolidated gross revenues in 2013, and (ii) Dr. Dzau is a director of Alnylam Pharmaceuticals, and Medtronic made payments for products to Alnylam or its subsidiaries in excess of $1,000,000 or 1% of such organization's consolidated gross revenues in 2013. The Board of Directors also considered a director's spouse who was a consultant to, but not an employee of, The Medtronic Foundation where payments to the spouse did not exceed $120,000. The Board of Directors further determined that none of the relationships were material.

In addition, the Board of Directors has evaluated relationships which are consistent with its Director Independence Standards but which are not categorically pre-approved thereunder. Dr. Dzau is Chancellor of Health Affairs at Duke University. Medtronic is party to an agreement with Duke University to collaboratively research, develop and commercialize therapies to treat Hepatitis C, which was entered into before Dr. Dzau became a director of Medtronic. In November 2011, a Medtronic subsidiary entered into a sponsorship agreement with International Partnership for Innovative Healthcare Delivery, Inc. (IPIHD), a non-profit organization founded in part by Duke University, managed by Duke University, and for which Dr. Dzau serves as Chairman of the Board. In order to further IPIHD's mission to increase global access to cost-effective and high-quality health care delivery solutions, Medtronic International, Ltd. expects to make contributions over a three-year period which will fall below $1,000,000 in the aggregate, but which will, on an aggregate basis, exceed 2% of IPIHD's annual gross revenues. Medtronic's business relationships with Duke University and IPIHD are maintained on an arm's-length basis. Neither Dr. Dzau nor Duke University are given special treatment in these relationships, Dr. Dzau does not participate in negotiations or approvals regarding these relationships, and Medtronic makes no payments to Dr. Dzau other than in connection with his service as a director. In addition, pursuant to the New York Stock Exchange Corporate Governance Standards for evaluating director independence, the Board determined that none of the amounts paid in connection with these relationships are at a level that would compromise Dr. Dzau's independence.

Mr. Pozen is the former Chairman of MFS Investment Management ("MFS"), which manages money for MFS mutual funds and other accounts, any of which may from time to time buy or sell Medtronic stock. The Board determined that this relationship is not material. Mr. Pozen has no involvement with these transactions, and there is an informational barrier between him and the rest of MFS with regard to Medtronic stock.

Related Transactions and Other Matters

In January 2007, the Board of Directors of Medtronic adopted written related party transaction policies and procedures and amended such policies and procedures in March 2011. The policies require that all "interested transactions" (as defined below) between Medtronic and a "related party" (as defined below) are subject to approval or ratification by the Nominating and Corporate Governance Committee. In determining whether to approve or ratify such transactions, the Nominating and Corporate Governance Committee will take into account, among other factors it deems appropriate, whether the interested transaction is on the same terms as are generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. In addition, the Nominating and Corporate Governance Committee has reviewed a list of interested transactions and deemed them to be pre-approved or ratified. Also, the Board of Directors has delegated to the chair of the Nominating and Corporate Governance Committee the authority to pre-approve or ratify any interested transaction in which the aggregate amount is expected to be less than $1 million. Finally, the policies provide that no director shall participate in any discussion or approval of an interested transaction for which he or she is a related party, except that the director shall provide all material information concerning the interested transaction to the Nominating and Corporate Governance Committee.

Under the policies, an "interested transaction" is defined as any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or any guarantee of indebtedness) in which:

- the aggregate amount involved will or may be expected to exceed $120,000 in any twelve-month period;
- Medtronic is a participant; and
- any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than ten percent beneficial owner of another entity).

A "related party" is defined as any:

- person who is or was (since the beginning of the last fiscal year for which Medtronic has filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director;
- greater than five percent beneficial owner of Medtronic's common stock; or
- immediate family member of any of the foregoing.

During fiscal year 2013, Tino Schuler, a son of director Jack W. Schuler, was employed by Medtronic as one of a number of marketing directors focused on Medtronic's core ear, nose, and throat product lines reporting to a Vice President, Marketing of Medtronic's core ear, nose, and throat product lines. Mr. Tino Schuler worked for Xomed Surgical Products, Inc. ("Xomed") beginning in August 1993, and Xomed, the predecessor to our core ear, nose, and throat business, was acquired by Medtronic in 1999. In fiscal year 2013, Medtronic's Surgical Technologies business, which includes the core ear, nose, and throat product lines, represented approximately 8.6% of Medtronic world-wide revenue. Mr. Tino Schuler was paid an aggregate salary and bonus of $244,141 and the standard benefits provided to other non-executive Medtronic employees for his services during fiscal year 2013. Mr. Tino Schuler is not an executive officer of, and does not have a key strategic role within, Medtronic.

GOVERNANCE OF MEDTRONIC

Our Corporate Governance Principles

The Board of Directors first adopted Principles of Corporate Governance (the "Governance Principles") in fiscal 1996 and revises these Governance Principles from time to time, most recently in June 2012. The Governance Principles describe Medtronic's corporate governance practices and policies, and provide a framework for the governance of Medtronic. Among other things, the Governance Principles include the provisions below.

- A majority of the members of the Board must be independent directors and no more than two directors may be Medtronic employees. Currently one director, Medtronic's Chairman and Chief Executive Officer, is not independent.
- Medtronic maintains Audit, Compensation, Finance, Nominating and Corporate Governance and Quality and Technology Committees, which consist entirely of independent directors.
- The Nominating and Corporate Governance Committee consists of all independent directors and oversees an annual evaluation of the Board.

Our Governance Principles, the charters of our Audit, Compensation, Finance, Nominating and Corporate Governance and Quality and Technology Committees and our codes of conduct are published on our website at **www.medtronic.com/corporate-governance/index.htm**. These materials are available in print to any shareholder upon request. From time to time the Board reviews and updates these documents as it deems necessary and appropriate.

Lead Director and Chairman; Executive Sessions

Mr. Ishrak, our Chief Executive Officer, also serves as Chairman of the Board. The Board believes that it is appropriate for Mr. Ishrak to serve as Chairman of the Board due to his extensive knowledge of and experience in the global health care industry generally and in the medical device industry specifically. This knowledge and experience will be critical in identifying strategic priorities and providing unified leadership in the execution of strategy.

Our designated "Lead Director" is Kendall J. Powell, and he presides as chair at regularly scheduled meetings of the independent directors. Mr. Powell suggests agenda items for Board

meetings and reviews and approves the agendas for each meeting of the Board of Directors and its Committees. He presides over the directors' annual evaluation of the Board and advises Mr. Ishrak on the conduct of Board meetings, facilitating teamwork and communications between the non-management directors and management, serving as a liaison between the two. As Lead Director, Mr. Powell also receives all committee materials in addition to those committees upon which he serves. In addition, Mr. Powell acts as the focal point on the Board issues such as corporate governance and suggestions from non-management directors, especially on sensitive issues.

Six regular meetings of our Board are held each year, and at each Board meeting our independent directors may meet in executive session with no Company management present.

Board Role in Risk Oversight

Our Board of Directors, in exercising its overall responsibility to oversee the management of our business, considers risks when reviewing the Company's strategic plan, financial results, merger and acquisition related activities, legal and regulatory matters and its public filings with the Securities and Exchange Commission. The Board is also deeply engaged in the Company's Enterprise Risk Management ("ERM") program and has received briefings on the outcomes of the ERM program and the steps the Company is taking to mitigate risks identified through the ERM program. The Board's oversight of risk management includes full and open communications with management to review the adequacy and functionality of the risk management processes used by management. In addition, the Board of Directors uses its committees to assist in its risk oversight responsibility as follows:

- The Audit Committee assists the Board of Directors in its oversight of the integrity of the financial reporting of the Company and its compliance with applicable legal and regulatory requirements. It also oversees our internal controls and compliance activities. The Audit Committee periodically discusses policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process, as well as the Company's major financial and business risk exposures and certain contingent liabilities and the steps management has undertaken to monitor and control such exposures. It also meets privately with representatives from the Company's independent registered public accounting firm.
- The Finance Committee assists the Board of Directors in its oversight of risk relating to the Company's assessment of its significant financial risks and certain contingent liabilities.
- The Compensation Committee assists the Board of Directors in its oversight of risk relating to the Company's assessment of its compensation policies and practices.
- The Quality and Technology Committee assists the Board of Directors in its oversight of risk relating to product quality and safety and the areas of human and animal studies.

Committees of the Board and Meetings

Our five standing Board committees — Audit, Compensation, Finance, Nominating and Corporate Governance and Quality and Technology — consist solely of independent directors, as defined in the New York Stock Exchange Corporate Governance Standards. Each director attended 75% or more of the total Board and Board committee meetings on which the director served in fiscal year 2013. The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The following table summarizes the current membership of the Board and each of its standing committees and the number of times each standing committee met during fiscal year 2013.

	Board	Audit	Compensation	Finance	Nominating and Corporate Governance	Quality and Technology
Mr. Anderson	X		Chair		X	
Mr. Donnelly	X		X			X
Dr. Dzau	X				X	X
Mr. Ishrak	Chair					
Dr. Jackson	X	Chair			X	
Gov. Leavitt	X				X	X
Mr. Lenehan	X			X		Chair
Ms. O'Leary	X		X	X		
Mr. Powell	X	X	X		Chair	
Mr. Pozen	X	X		Chair		
Ms. Reddy	X			X		X
Mr. Schuler	X	X	X			X
Number of fiscal year 2013 meetings	6	10	7	6	4	5

The principal functions of our five standing committees — the Audit Committee, the Compensation Committee, the Finance Committee, the Nominating and Corporate Governance Committee, and the Quality and Technology Committee — are described below.

Audit Committee

- Oversees the integrity of Medtronic's financial reporting
- Oversees the independence, qualifications and performance of Medtronic's external independent registered public accounting firm and the performance of Medtronic's internal auditors
- Oversees Medtronic's compliance with applicable legal and regulatory requirements, including overseeing Medtronic's engagements with, and payments to physicians and other health care providers
- Reviews with the General Counsel and independent registered public accounting firm: legal matters that may have a material impact on the financial statement; any fraud involving management or other employees who have a significant role in Medtronic's internal controls; compliance policies; and any material reports or inquiries received that raise material issues regarding Medtronic's financial statements and accounting or compliance policies
- Reviews annual audited financial statements with management and Medtronic's independent registered public accounting firm and recommends to the Board whether the financial statements should be included in Medtronic's Annual Report on Form 10-K

- Reviews the results of independent third party reviews of payments made to health care providers and oversees payments made to health care providers
- Reviews and discusses with management and Medtronic's independent registered public accounting firm quarterly financial statements and earnings releases
- Reviews major issues and changes to Medtronic's accounting and auditing principles and practices, including analyses of the effects of alternative GAAP methods on the financial statements, and the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of Medtronic
- Discusses policies with respect to risk assessment and risk management as well as the major financial and business risk exposures and the steps management has undertaken to monitor and control such exposures
- Undertakes the appointment, compensation, retention and oversight of the independent registered public accounting firm, which reports directly to the Audit Committee
- Pre-approves all audit and permitted non-audit services to be provided by the independent registered public accounting firm
- Reviews, at least annually, a report by the independent registered public accounting firm describing its internal quality-control procedures and any material issues raised by the most recent internal quality-control review, and any steps taken to deal with any such issues, and all relationships between the independent registered public accounting firm and Medtronic
- Reviews the experience and qualifications of the lead partner of the independent registered public accounting firm each year and considers whether there should be rotation of the lead partner or the independent auditor itself
- Establishes clear policies for hiring employees and former employees of the independent registered public accounting firm
- Prepares the Report of the Audit Committee
- Meets with the independent registered public accounting firm prior to the audit to review the scope and planning of the audit
- Reviews the results of the annual audit examination
- Considers, at least annually, the independence of the independent registered public accounting firm
- Reviews the adequacy and effectiveness of Medtronic's internal controls over financial reporting and disclosure controls and procedures
- Reviews candidates for the positions of chief financial officer and controller of Medtronic
- Establishes procedures concerning the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters
- Meets privately in separate executive sessions periodically with management, internal auditors and the independent registered public accounting firm

Audit Committee Independence and Financial Experts

In accordance with New York Stock Exchange Corporate Governance Standards and SEC Rule 10A-3, all members of the Audit Committee meet the additional independence standards applicable to Audit Committee members. In addition, the Board has determined that all of our current Audit Committee members are audit committee financial experts, as that term is defined in SEC rules.

Audit Committee Pre-Approval Policies

Rules adopted by the SEC require public company audit committees to pre-approve audit and non-audit services provided by a company's independent registered public accounting firm. Our Audit Committee has adopted detailed pre-approval policies and procedures pursuant to which audit, audit-related, tax and other permissible non-audit services are pre-approved by category of service. The fees are budgeted, and actual fees versus the budget are monitored throughout the year. During the year, circumstances may arise when it becomes necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, we obtain the approval of the Audit Committee before engaging the independent registered public accounting firm. The policies require the Audit Committee to be informed of each service, and the policies do not include any delegation of the Audit Committee's responsibilities to management. The Audit Committee may also delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated will report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Compensation Committee

- Reviews compensation philosophy and major compensation programs
- Annually reviews executive compensation programs; annually reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, based on its own evaluation of performance in light of those goals and objectives as well as input from the entire Board, determines and approves the total compensation of the Chief Executive Officer and annually approves the total compensation of all other executive officers, including base salaries
- Administers and determines incentive compensation plans and equity-based compensation plans and approves stock and other long-term incentive awards
- Monitors compliance by the Chief Executive Officer and senior management with the Company's stock ownership guidelines
- Reviews new compensation arrangements and reviews and recommends to the Board employment agreements and severance arrangements for senior executive officers
- Reviews and discusses with management the Compensation Discussion and Analysis required by the rules of the SEC and recommends to the Board the inclusion of the Compensation Discussion and Analysis in the Company's annual proxy statement
- Assists the Board in reviewing results of any shareholder advisory votes, responding to other shareholder communications as such relate to the compensation of senior executive officers, and reviews and recommends to the Board for approval the frequency with which Medtronic will conduct shareholder advisory votes
- Prepares the Committee's report to be included in Medtronic's annual proxy statement
- Assesses the Company's risk relating to its compensation policies and practices

The Compensation Committee may form and delegate authority to subcommittees as it deems appropriate. The Compensation Committee may also delegate certain of its responsibilities to one or more Compensation Committee members or to designated senior executives or committees in accordance with applicable laws, regulations, and plan requirements. Please refer to the Compensation Discussion and Analysis beginning on page 28 for additional discussion of the Compensation Committee's processes and procedures relating to compensation.

Compensation Committee Independence

In accordance with New York Stock Exchange Corporate Governance Standards and SEC Rule 10C-1, all members of the Compensation Committee meet the additional standards applicable to Compensation Committee members.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee are Richard H. Anderson (Chair), Denise M. O'Leary, Kendall J. Powell and Jack W. Schuler. No member of the Compensation Committee during fiscal year 2013 was ever an officer or employee of Medtronic, and no executive officer of Medtronic during fiscal year 2013 served on the Compensation Committee or board of any company that employed any member of Medtronic's Compensation Committee or Board.

Compensation Risk Assessment

We conducted a risk assessment of our compensation policies and practices and concluded that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on our Company. The framework for the assessment was developed using materials from the Compensation Committee's independent consultant, Frederic W. Cook & Co., Inc., and included an update to a comprehensive internal survey used in fiscal year 2010 that was designed to identify material policies and practices to be assessed, a review of the identified compensation plans and practices against the evaluation framework and an identification of mitigating factors with respect to any such risks.

In particular, as a result of the assessment we noted that:

- Base salaries at Medtronic are generally competitive in the median range of the executive compensation peer companies, not subject to any performance risk and act as a material component of total compensation for most Medtronic employees
- Incentive plans for senior management and executive officers are appropriately weighted between short-term and long-term performance; between cash and equity compensation; and with long-term incentive performance targets being established at the beginning of each of our overlapping three year performance periods to reduce the incentive to maximize performance during any one year
- Short-term incentive performance goals are recalibrated annually, based upon Medtronic's annual operating plan approved by the Board, and are different than the long-term performance measures
- Executives and directors are subject to stock ownership and retention guidelines which require directors to maintain ownership of Medtronic stock equal to five (5) times their annual retainer, Medtronic's CEO to maintain ownership of Medtronic stock equal to six (6) times his annual salary, and the other NEOs to maintain Medtronic stock equal to three (3) times their annual salary. As of July 12, 2013, all directors and NEOs are in compliance with the stock ownership and retention guidelines; however, due to their recent appointments, Mr. Donnelly, Governor Leavitt and Ms. Reddy are continuing to make progress towards the ownership guidelines.
- Medtronic has in place policies designed to recoup improper payments or gains from incentive and equity compensation paid or granted to executives

Finance Committee

- Reviews and approves management's recommendations to the Board for significant capital expenditures
- Reviews, approves and monitors significant strategic transactions

- Reviews and oversees management's plans and objectives for the capitalization of the Company
- Reviews and approves management's recommendations to the Board with respect to new offerings of debt and equity securities, stock splits, credit agreements, and Medtronic's investment policies
- Reviews and approves management's recommendations to the Board regarding dividends
- Reviews and approves management's recommendations to the Board regarding authorization for repurchases of Medtronic's stock
- Reviews and approves management's recommendations for the Corporate Cash Investment Policy
- Reviews management's decisions regarding certain financial aspects of the Company's employee benefit plans
- Reviews and oversees the Company's tax strategies
- Reviews with management the Company's strategies for management of significant financial risks and contingent liabilities
- Reviews and recommends to the Board for approval authorization limits for the Committee and the Chief Executive Officer to approve expenditures

Nominating and Corporate Governance Committee

- Identifies, evaluates and recommends to the Board individuals for the Board to nominate for election as directors
- Formulates and administers policies and procedures for identifying, evaluating and recommending director candidates, including nominees recommended by shareholders
- Reviews and makes recommendations to the Board whether members of the Board should stand for re-election
- Considers any resignation offered by a director
- Develops an annual evaluation process for the Board and its committees
- Recommends to the Board directors to serve as members of each committee and recommends any changes to the Board or standing committees that the Committee believes desirable
- Monitors emerging corporate governance trends and oversees and evaluates the Company's corporate governance policies and programs
- Recommends to the Board corporate governance guidelines
- Reviews shareholder proposals and recommends to the Board proposed Company responses to such proposals
- Reviews the Company's Standards for Director Independence, recommends any desirable modifications to the standards, and provides at least annually to the Board the Committee's assessment of which directors should be deemed independent directors
- Reviews at least annually the requirements of a "financial expert" under the applicable rules of the SEC and NYSE and determines which directors are "financial experts"
- Oversees and reviews on a periodic basis the continuing education program for directors and the orientation program for new directors
- Determines director compensation and benefits
- Reviews at least annually the leadership succession plan

The Nominating and Corporate Governance Committee considers candidates for Board membership, including those suggested by shareholders, applying the same criteria to all candidates. Any shareholder who wishes to recommend a prospective nominee for the Board for consideration by the Nominating and Corporate Governance Committee must notify the Corporate Secretary in writing at Medtronic's offices at 710 Medtronic Parkway, Minneapolis, MN 55432. Any such recommendations should provide whatever supporting material the shareholder considers appropriate, but should at a minimum include such background and biographical material as will enable the Nominating and Corporate Governance Committee to make an initial determination as to whether the nominee satisfies the criteria for directors set out in the Governance Principles.

If the Nominating and Corporate Governance Committee identifies a need to replace a current member of the Board, to fill a vacancy in the Board or to expand the size of the Board, it considers candidates from a variety of sources, including using third-party search firms, to assist it to identify, evaluate and conduct due diligence on potential director candidates. The process followed to identify and evaluate candidates includes meetings to evaluate biographical information and background material relating to candidates, and interviews of selected candidates by members of the Board. Recommendations of candidates for inclusion in the Board slate of director nominees are based upon the criteria set forth in the Principles of Corporate Governance. These criteria include business experience and skills, judgment, honesty and integrity, the ability to commit sufficient time and attention to Board activities and the absence of potential conflicts with Medtronic's interests. While the Nominating and Corporate Governance Committee does not have a formal diversity policy for Board membership, the Nominating and Corporate Governance Committee seeks directors who represent a mix of backgrounds and experiences that will enhance the quality of the Board's deliberations and decisions. The Nominating and Corporate Governance Committee considers, among other factors, diversity with respect to viewpoint, skills, experience and community involvement in its evaluation of candidates for Board membership.

After completing the evaluation process, the Nominating and Corporate Governance Committee makes a recommendation to the full Board as to persons who should be nominated by the Board. The Board determines the nominees after considering the recommendations and report of the Nominating and Corporate Governance Committee and such other evaluations as it deems appropriate.

Alternatively, shareholders intending to appear at the Annual Meeting to nominate a candidate for election by the shareholders at the meeting (in cases where the Board does not intend to nominate the candidate or where the Nominating and Corporate Governance Committee was not requested to consider his or her candidacy) must comply with the procedures in Medtronic's amended articles of incorporation, which are described under "Other Information — Shareholder Proposals and Director Nominations" on page 85 of this proxy statement.

Quality and Technology Committee

- Provides assistance to the Board in its oversight of product quality and safety, scientific and technical direction, and human and animal studies
- Oversees risk management in the area of product quality and safety, including review of Medtronic's overall quality strategy and processes in place to monitor and control product quality and safety; periodic review of results of product quality and quality system assessments by Medtronic and external regulators (including the U. S. Food and Drug Administration ("FDA") and various notified bodies); and review of important product quality issues and field actions
- Oversees the innovation strategy of the Company, including an assessment of portfolio competitive superiority and disruptive technology impacts; approach to new mark creation; monitoring overall effectiveness of research and development; a periodic targeted review of the IP strategy and portfolio; a technology evaluation of potential acquisitions for alignment with corporate strategy; and an assessment and evaluation of the economic value proposition of new and existing products

- Oversees risk management in the area of human and animal studies, including the periodic review of policies and procedures related to the conduct of human and animal studies

Annual Meeting of the Shareholders

It has been the longstanding practice of Medtronic for all directors to attend the Annual Meeting of Shareholders. All directors attended the last Annual Meeting.

Director Compensation

The Director Compensation table reflects all compensation awarded to, earned by or paid to the Company's non-employee directors during fiscal year 2013. No additional compensation was provided to Mr. Ishrak for his service as a director on the Board.

Non-Employee Director	Fees Earned or Paid in Cash[1]	Stock Awards	Total
Richard H. Anderson	$ 90,000	$140,005	$230,005
Scott C. Donnelly[3]	$ 0	$ 0	$ 0
Victor J. Dzau	$ 80,000	$140,005	$220,005
Shirley Ann Jackson	$ 96,082	$140,005	$236,087
Michael O. Leavitt	$ 80,000	$140,005	$220,005
James T. Lenehan	$ 86,758	$140,005	$226,763
Denise M. O'Leary	$ 86,159	$140,005	$226,164
Kendall J. Powell	$113,379	$140,005	$253,384
Robert C. Pozen	$ 95,000	$140,005	$235,005
Preetha Reddy[2]	$ 47,912	$ 83,890	$131,802
Jack Schuler	$ 85,000	$140,005	$225,005

(1) These numbers reflect pro-rata payments as a result of changes in committee assignments during the fiscal year.

(2) Ms. Reddy's compensation was pro-rated as a result of her appointment to the Board effective September 2012.

(3) Mr. Donnelly's term did not commence until fiscal year 2014.

Fees Earned or Paid in Cash. The fees earned or paid in cash column represents the amount of annual retainer and annual cash stipend for Board and committee service (prorated for partial year's service). For fiscal year 2013, the Board's annual cash retainer was $80,000.

In addition, the Chairs of each of the Nominating and Corporate Governance, Compensation, Finance and Quality and Technology Committees received an annual cash stipend of $10,000. The Chair of the Audit Committee received a cash stipend of $19,000, while all non-chair members of the Audit Committee received an annual cash stipend of $5,000. Finally, the Lead Director received an annual cash stipend of $20,000.

The annual cash retainer, annual cash stipend and special committee fees are paid in two installments — in the middle and at the end of a fiscal year. The annual cash retainer and annual cash stipend are reduced by 25% if a non-employee director does not attend at least 75% of the total meetings of the Board and Board committees on which such director served during the relevant plan year. The table on page 17 of this proxy statement under the section entitled "Committees of the Board and Meetings" shows on which committees the individual directors serve.

Stock Awards. Directors are granted deferred stock units on the first business day of the fiscal year in an amount equal to $140,000 (on a pro-rata basis for participants who are directors for less than the entire preceding plan year and reduced by 25% for those directors who failed to attend at least 75% of the applicable meetings during such fiscal year) divided by the fair market value of a

share of Medtronic common stock on the date of grant. Dividends paid on Medtronic common stock are credited to a director's stock unit account in the form of additional stock units. The balance in a director's stock unit account will be distributed to the director in the form of shares of Medtronic common stock upon resignation or retirement from the Board in a single distribution or, at the director's option, in five equal annual distributions. The stock awards column represents aggregate grant date fair value of the deferred stock units granted in the respective fiscal year as computed in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 718, Compensation — Stock Compensation.

Stock Holdings. Non-employee directors held the following shares of restricted stock, stock options, and deferred stock units as of April 26, 2013:

Non-Employee Director	Restricted Stock	Stock Options	Deferred Stock Units
Richard H. Anderson	—	24,885	23,281
Scott C. Donnelly	—	0	0
Victor J. Dzau	—	9,636	15,520
Shirley Ann Jackson	—	17,059	24,053
Michael O. Leavitt	—	0	4,465
James T. Lenehan	—	10,471	17,446
Denise M. O'Leary	—	26,095	25,262
Kendall J. Powell	—	10,061	16,625
Robert C. Pozen[1]	—	4,484	20,858
Preetha Reddy	—	0	1,791
Jack Schuler	14,702	28,408	28,067

(1) Does not include 13,080 stock options transferred to adult children.

To align directors' interests more closely with those of shareholders, the Nominating and Corporate Governance Committee approved the Medtronic, Inc. Stock Ownership and Retention Guidelines pursuant to which non-employee directors are expected to own stock of Medtronic in an amount equal to five times the annual Board retainer fees. In addition, each director must retain, for a period of one year, 75% of the net after-tax profit shares realized from option exercises or share issuances resulting from grants made after such director has achieved an investment position in the Company's common stock in excess of the ownership guideline. For stock options, net after-tax profit shares are those shares remaining after payment of the option's exercise price and income taxes. For share issuances, net gain shares are those remaining after payment of income taxes. Shares retained may be sold on the later of one year after receipt of the shares or until the ownership guidelines are met. In the case of retirement or termination, the shares may be sold after the shorter of the remaining retention period or one year following retirement or termination, as applicable. As of April 26, 2013, all directors were in compliance with the stock ownership and retention policy; however, due to their more recent appointments, Mr. Donnelly, Governor Leavitt and Ms. Reddy are continuing to make progress towards the required ownership guidelines.

Deferrals. Directors may defer all or a portion of their cash compensation through participation in the Medtronic Capital Accumulation Plan Deferral Program, a nonqualified deferred compensation plan designed to allow participants to make contributions of their compensation before taxes are withheld, and to earn returns or incur losses on those contributions based upon allocations of their balances to one or more investment alternatives, which are also investment alternatives that Medtronic offers its employees through its 401(k) Plan.

Complaint Procedure; Communications with Directors

The Sarbanes-Oxley Act of 2002 requires companies to maintain procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding

questionable accounting or auditing matters. We currently have such procedures in place. Our 24-hour, toll-free confidential compliance line is available for the submission of concerns regarding accounting, internal controls or auditing matters. Our independent directors may also be contacted via e-mail at **independentdirectors@medtronic.com**. Our Lead Director may be contacted via e-mail at **leaddirector@medtronic.com**. Communications received from shareholders may be forwarded directly to Board members as part of the materials sent before the next regularly scheduled Board meeting, although the Board has authorized management, in its discretion, to forward communications on a more expedited basis if circumstances warrant or to exclude a communication if it is illegal, unduly hostile or threatening or otherwise inappropriate. Advertisements, solicitations for periodical or other subscriptions and other similar communications generally will not be forwarded to the directors.

Our Codes of Conduct

All Medtronic employees, including our Chief Executive Officer and other senior executives, are required to comply with our long-standing Code of Conduct to help ensure that our business is conducted in accordance with the highest standards of ethical behavior. Our Code of Conduct covers all areas of professional conduct, including customer relationships, conflicts of interest, insider trading, intellectual property and confidential information, as well as requiring strict adherence to all laws and regulations applicable to our business. Employees are required to bring any violations and suspected violations of the Code of Conduct to the attention of Medtronic, through management or our legal counsel or by using Medtronic's confidential compliance line. Our Code of Ethics for Senior Financial Officers, which is a part of the Code of Conduct, includes certain specific policies applicable to our Chief Executive Officer, Chief Financial Officer, Treasurer and Controller and to other senior financial officers designated from time to time by our Chief Executive Officer. These policies relate to internal controls, the public disclosures of Medtronic, violations of the securities or other laws, rules or regulations and conflicts of interest. The members of the Board of Directors are subject to a Code of Business Conduct and Ethics relating to director responsibilities, conflicts of interest, strict adherence to applicable laws and regulations and promotion of ethical behavior.

Our codes of conduct are published on our website, at **www.medtronic.com** under the **Corporate Governance** caption in the **Investors** section, and are available in print to any shareholder who requests them. We intend to disclose future amendments to, or waivers for directors and executive officers of, our codes of conduct on our website promptly following the date of such amendment or waiver.

SHARE OWNERSHIP INFORMATION

Significant Shareholders. The following table shows information as of July 1, 2013, concerning each person who is known by us to beneficially own more than 5% of our common stock.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock	Of Shares Beneficially Owned, Amount that May Be Acquired Within 60 Days	Percent of Class
BlackRock, Inc., 40 East 52nd Street, New York, NY 10022[1]	57,163,644	N/A	5.65%
The Vanguard Group, 100 Vanguard Blvd, Malvern, PA 19355[2]	52,776,871	N/A	5.21%
Wellington Management Company, LLP, 280 Congress Street, Boston, MA 02210[3]	51,680,037	N/A	5.11%

(1) The information for security ownership of this beneficial owner is based on a Schedule 13G/A filed by BlackRock, Inc. on February 11, 2013. Based upon 1,007,500,635 shares outstanding as of July 1, 2013, the shareholder beneficially owns approximately 5.67% of our shares outstanding.

(2) The information for security ownership of this beneficial owner is based on a Schedule 13G file by The Vanguard Group on February 13, 2013. Based upon 1,007,500,635 shares outstanding as of July 1, 2013, the shareholder beneficially owns approximately 5.24% of our shares outstanding.

(3) The information for security ownership of this beneficial owner is based on a Schedule 13G filed by Wellington Management Company, LLP on February 14, 2013. Based upon 1,007,500,635 shares outstanding as of July 1, 2013, the shareholder beneficially owns approximately 5.13% of our shares outstanding.

Beneficial Ownership of Management. The following table shows information as of July 1, 2013 concerning beneficial ownership of Medtronic's common stock by Medtronic's directors, named executive officers identified in the Summary Compensation Table under "Executive Compensation," and all directors and executive officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock[8]	Of Shares Beneficially Owned, Amount that May Be Acquired Within 60 Days
Richard H. Anderson[1]	63,646	48,166
Michael J. Coyle[2]	154,558	150,570
Scott C. Donnelly[3]	245	0
Victor J. Dzau, M.D.	25,156	25,156
Gary L. Ellis	642,236	558,714
D. Cameron Findlay	73,317	65,771
Omar Ishrak	296,996	234,090
Shirley Ann Jackson, Ph.D.	41,312	41,112
Michael O. Leavitt	4,465	4,465
James T. Lenehan	40,917	27,917
Christopher J. O'Connell	394,708	343,128
Denise M. O'Leary	51,357	51,357
Kendall J. Powell[4]	29,686	26,686
Robert C. Pozen[5]	50,042	25,342
Preetha Reddy	1,791	1,791
Jack Schuler[6]	577,396	56,475
Directors and executive officers as a group (20 persons)[7]	3,014,608	2,119,515

(1) Mr. Anderson disclaims beneficial ownership of 25 shares that are owned by his adult son. Includes 4,800 shares held by Mr. Anderson's spouse's trust.

(2) Includes 3,739 shares held by Mr. Coyle's spouse and 250 shares held by family trust.

(3) Includes 245 shares held by Mr. Donnelly's spouse's trust.

(4) Includes 3,000 shares held by Mr. Powell's spouse's trust.

(5) Includes 24,700 shares owned jointly with Mr. Pozen's spouse.

(6) Includes 12,900 shares held by Mr. Schuler's spouse and Mr. Schuler disclaims ownership of 65,670 share held by trusts for the benefit of his adult children and 30,000 shares held by the Schuler family foundation.

(7) As of July 1, 2013, no director or executive officer beneficially owns more than 1% of the shares outstanding. Medtronic's directors and executive officers as a group beneficially own approximately .299% of the shares outstanding.

(8) Amounts include the shares shown in the last column, which are not currently outstanding but are deemed beneficially owned because of the right to acquire shares pursuant to options exercisable or RSUs vesting within 60 days (on or before August 30, 2013) and the right to receive shares for deferred stock units within 60 days (on or before August 30, 2013) upon a director's resignation.

Section 16(a) Beneficial Ownership Reporting Compliance. Based upon a review of reports and written representations furnished to it, Medtronic believes that during fiscal year 2013 all filings with the SEC by its executive officers and directors complied with requirements for reporting ownership and changes in ownership of Medtronic's common stock pursuant to Section 16(a) of the Exchange Act, except that due to Mr. Schuler's advisor's administrative oversight, Mr. Schuler failed to file timely two Form 4s reflecting sales of shares held by trusts for the benefit of his adult children, of which he disclaims beneficial ownership. The amended report was filed promptly when the error was discovered.

COMPENSATION DISCUSSION AND ANALYSIS (CD&A)

Overview

Medtronic's Compensation Discussion and Analysis ("CD&A") provides information about the Company's executive compensation philosophy and the components of its compensation programs, including information about how Fiscal Year 2013 compensation for Medtronic's Named Executive Officers ("NEOs") meets the philosophy's goals and is aligned with Fiscal Year 2013 financial goals and performance. The CD&A helps readers better understand the information found in the Summary Compensation Table and other accompanying tables located in the Executive Compensation section of this proxy statement.

This CD&A focuses on our executive pay program as it relates to the following executive officers:

Omar Ishrak	Chairman and Chief Executive Officer
Gary Ellis	Senior Vice President and Chief Financial Officer
Christopher J. O'Connell ...	Executive Vice President and Group President, Restorative Therapies Group
Michael J. Coyle	Executive Vice President and Group President, Cardiac and Vascular Group
D. Cameron Findlay	Senior Vice President, General Counsel and Corporate Secretary

CD&A Executive Summary

Executive Compensation Philosophy

Medtronic's compensation programs aim to attract and retain talented executives by providing competitive pay and benefits and by aligning pay with Company performance.

- Medtronic attracts and retains talented executives by providing a market competitive compensation program consisting of base salary, annual bonus, and long-term incentives; coupled with comprehensive benefits to support health needs, wellness, and other life events. Medtronic's Compensation Committee benchmarks compensation with special focus on a select group of companies that are the most representative of Medtronic's competitive talent market. Medtronic uses this benchmarking to help shape Medtronic's competitive compensation program.
- Medtronic emphasizes pay for performance by basing at least 75% of target total direct compensation on short-term and long-term financial incentives. A minimum of 60% of target total direct compensation is based on long-term financial incentives. The goals used for both short-term and long-term incentives align executives with shareholder goals by using annual and three-year performance measures that drive shareholder value. Short and long-term performance goals are not duplicative. Short-term incentive goals arise directly from Medtronic's Board-approved annual operating plan and long-term incentive goals arise directly from Medtronic's Board-approved long-term strategic plans.
- Medtronic also emphasizes a culture of quality. Employees working in business units have had a quality component in their annual incentive plan for a number of years. To further reinforce the importance of quality, Medtronic will adopt a quality performance modifier for corporate executives and employees beginning in fiscal year 2014. The quality modifier is designed to reduce payouts under the annual incentive plan if a quality related performance target is not achieved. The quality modifier cannot increase payouts under the annual incentive plan. For fiscal year 2014, the quality modifier is based on reductions in U.S. Food and Drug Administration inspection observations and warning letters and is designed not to impede proactive quality actions such as product recalls and complaint handling procedures.

The members of the Compensation Committee are all independent directors, and they work closely with an independent outside compensation consulting firm, Frederic W. Cook & Co., Inc. ("Independent Consultant"), to ensure that they approach executive compensation planning with rigor and independence. The Independent Consultant confirms that Medtronic has a competitive, pay for performance compensation program with no problematic pay practices.

Overview of Executive Compensation Components

The Compensation Committee reviews analyses completed by the Independent Consultant to examine alignment with Medtronic's executive compensation philosophy as well as examining competitive market practice. The selected components and component mix are designed to provide multiple, non-overlapping measures of short-term operational and long-term strategic performance, with heavier weight on long-term performance.

The following summarizes the NEO compensation components. The CD&A provides detailed information about each component in the discussions of the components. Component weighting is a percentage of target total direct compensation, which includes base salary, annual incentive, restricted stock, stock options, and the long-term performance plan.

Component	Purpose	Basic Design
Base Salary **Weight: Up to 20%**	• Basic level of competitive cash compensation to attract and retain talent	• Targeted at the median of executive compensation comparison group
Annual Incentive Plan (Cash) **Weight: Up to 17%**	• Pay for performance against annual operating plan goals	• Targeted at the median of comparison group with actual pay between 0% – 200% of target • No minimum guaranteed payout • Actual payout based on performance against three equally weighted annual performance goals approved by the Board of Directors: - Revenue Growth - Earnings per Share (EPS) Growth - Cash Flow
Restricted Stock Units **Weight: Not less than 21%**	• Basic level of stock compensation to attract and retain talent with a Company performance qualifier	• Granted annually, vest 100% on 3rd anniversary of grant date • Award does not vest if 3-year EPS cumulative compound annual growth threshold is not achieved • Subject to clawback and forfeiture policy • Subject to stock ownership policy

Component	Purpose	Basic Design
Stock Options **Weight: Not less than 21%**	• Value aligned with long-term total shareholder value growth	• Granted annually, vest 25% per year starting on 1st anniversary of grant date • Subject to clawback and forfeiture policy • Subject to stock ownership policy
Long-Term Performance Plan (Cash) **Weight: Not less than 21%**	• Pay for performance against long-term goals • Tie a portion of cash compensation opportunity to longer-term Company goals	• Granted annually • Overlapping three fiscal year performance periods • Goals set at the start of each performance period • Targeted at the median of comparison group with actual paid between 0% – 200% of target • No minimum guaranteed payout • Actual payout based on performance against two equally weighted, Board-approved long-term goals - Cumulative Revenue Growth - Return on Invested Capital
Benefits	• Retirement Plan • Supplemental Retirement and Deferred Compensation Plans • Health/Wellness Plan • Life and Disability Plan	• Same programs offered to broad based employee population with the exception of an Executive Physical Exam
Perquisites (Cash)	• $40,000 for CEO • $24,000 for other NEOs	• Paid annually • Modest perquisite to cover expenses such as financial and tax planning, memberships, etc. • No tax gross-up

Important Notes about Executive Compensation Components

We maintain the following compensation practices, which demonstrate our commitment to strong corporate governance:

- ***Change-in-Control Policy:*** Compensation and benefits under Medtronic's Change-in-Control (CIC) policy, which also includes equity awards that are replaced in connection with a change in control, are not triggered solely by a CIC event ("single trigger"). The compensation and benefits only apply in the event of a CIC when a participant is involuntarily terminated, without cause, or where a participant terminates employment for good reason, within a limited time period following the CIC ("double trigger"). Medtronic's CIC policy also does not provide for any "golden parachute" excise tax gross-up;

- ***Stock Ownership Policy:*** Our policy requires the CEO to maintain ownership of Medtronic stock equal to six (6) times annual salary and other NEOs to maintain Medtronic stock equal to three (3) times annual salary. Until the ownership guideline is met, the CEO must retain 75% of after-tax Medtronic shares received through settlement of equity compensation awards and other NEOs must retain 50% of such shares. Once the guideline is met, executives must retain after-tax shares for one year following settlement of equity compensation awards. As of July 12, 2013, all NEOs are in compliance with the stock ownership and retention guidelines.
- ***Forfeiture Policy:*** Medtronic's Stock Award and Incentive Plan provides that stock awards are forfeited when an NEO terminates employment with Medtronic for any reason other than retirement, disability, death, or termination under specific circumstances related to a Change in Control;
- ***Clawback Policy:*** Compensation policies include significant penalties for misconduct including a broad clawback policy that allows the Company to recapture equity compensation and other incentive awards paid to an executive who engages in misconduct. Misconduct includes, among other things, a violation of the Medtronic Code of Conduct, other fraudulent or illegal activity, violation of post-termination non-competition covenants, unauthorized disclosure of confidential information, and violation of business ethics or other business policies of Medtronic; and
- ***Securities Trading Policy:*** NEOs (along with others) are prohibited from engaging in short sales of Medtronic securities (including share sales against the box) or engaging in purchases or sales of puts, calls or other derivative securities based on Medtronic securities. The policy also prohibits our NEOs from purchasing Medtronic securities on margin, borrowing against Medtronic securities held in a margin account or pledging Medtronic securities as collateral for a loan (unless the officers can clearly demonstrate the financial capacity to repay the loan without resorting to the pledged securities).

Consideration of "Say-on-Pay" and "Say-on-Frequency" Voting Results

The Compensation Committee reviewed shareholder and other stakeholder feedback along with the results of the 2012 shareholder "say-on-pay vote" in making compensation decisions during Fiscal Year 2013. Efforts to gather stakeholder feedback included outreach to our largest shareholders following the 2012 Proxy filing. Through these discussions, we heard positive feedback about the Proxy disclosure and no shareholder identified any pay practice of material concern. We did receive questions about the use of Performance Based Restricted Stock Units, which some incorrectly interpreted to be a Performance Share Plan. Once it was understood that Medtronic's Performance Based Restricted Stock Units serve the same purpose as time-based RSUs (albeit with a minimum financial performance threshold), most shareholders expressed support for this element of compensation. Based on this feedback and the say-on-pay approval by shareholders, the Compensation Committee believes that shareholders generally support our compensation policies and practices. Therefore, the Compensation Committee continued to apply the same principles in determining Fiscal Year 2013 compensation actions.

The Compensation Committee and the Board also considered the results of the shareholder "say-on-frequency" vote at our 2011 annual meeting of shareholders in adopting a frequency policy for future say-on-pay votes. Because voters holding a substantial majority of shares expressed a preference for having a say-on-pay vote every year, the Board decided to hold annual say-on-pay votes. Therefore, our next say-on-pay vote will be held at our 2013 annual meeting of shareholders. We welcome the input of our shareholders on our compensation policies and compensation program at any time.

Business Environment

The Company improved its top-line performance for the second consecutive year during fiscal year 2013 and delivered strong diluted earnings per share growth. Performance was broad-based, with

many businesses and geographies making significant contributions to the fiscal year 2013 results. In addition, the Company generated strong cash flow results and remains committed to returning 50% of free cash flow to shareholders. In fiscal year 2013, we paid nearly $1.1 billion in dividends and repurchased over $1.2 billion of common stock.

In light of these business results, the Company's annual incentive plan paid NEO's at 122.97% of target and the long-term performance plan paid at 76.32% of target, as summarized below:



Actual Performance/Award Payout
as Percent Target Performance/Award Payout
160%
120%
80%
40%
0%
108%
108%
153%
123%
60%
109%
76%
Revenue Growth
Diluted EPS
Cash Flow
Award Payout
Relative Revenue Growth
Return on Invested Capital
Award Payout
Annual Incentive Plan
Long-Term Performance Plan

In addition to ensuring that the annual and long-term cash incentive plan payouts align with performance, the Compensation Committee evaluates how the amount of annual cash compensation aligns with Medtronic's performance when ranked against the executive compensation comparator companies. As shown in the table below for Fiscal Year 2013, Medtronic's composite ranking of size, profitability, revenue growth, and shareholder return (each component equally weighted) is at the 61st percentile. Medtronic's ranking of total annual compensation for the CEO, CFO, and the average for other NEOs aligns with its performance ranking. The following table shows the alignment for Fiscal Year 2013:

One-Year Average Size and Performance Composite Rank				**Total Annual Compensation (TAC) Rank ($000)**								
Size	**Profitability**	**Growth**	**Shareholder Return**	**Chief Executive Officer**			**Chief Financial Officer**			**Average Other Named Executive Officers**		
Pfizer (PFE)	LLY	AMGN	GILD	ABT	$6,600	*124%*	ABT	$3,417	*237%*	ABT	$2,719	*231%*
Johnson & Johnson (JNJ)	GILD	AGN	AMGN	BAX	$5,732	*195%*	PFE	$2,937	*150%*	AMGN	$2,457	*201%*
Merck (MRK)	BDX	CFN	LLY	BMY	$5,468	*158%*	AMGN	$2,494	*203%*	BAX	$2,323	*236%*
Abbott Laboratories (ABT)	BAX	ABT	JNJ	PFE	$5,138	*129%*	LLYs	$2,255	*142%*	PFE	$2,314	*134%*
3M (MMM)	MMM	BCR	PFE	GILD	$4,869	*150%*	BMY	$2,191	*152%*	BMY	$2,201	*141%*
Amgen (AMGN)	AMGN	JNJ	BAX	AMGN	$4,578	*182%*	MRK	$2,030	*114%*	MRK	$2,066	*115%*
Eli Lilly (LLY)	AGN	BDX	CFN	LLY	$4,482	*142%*	JNJ	$1,696	*90%*	GILD	$1,941	*149%*
Medtronic (MDT)	**MDT**	**MDT**	**MDT**	MRK	$4,000	*111%*	**MDT**	**$1,510**	*123%*	LLY	$1,803	*142%*
Bristol-Myers Squibb (BMY)	BCR	BAX	MRK	**MDT**	**$3,820**	*123%*	COV	$1,487	*110%*	JNJ	$1,356	*110%*
Baxter International (BAX)	PFE	PFE	BMY	MMM	$3,223	*100%*	BAX	$1,483	*157%*	STJ	$1,339	*97%*
Covidien (COV)	JNJ	COV	ABT	AGN	$2,945	*97%*	MMM	$1,443	*114%*	**MDT**	**$1,309**	*123%*
Gilead Sciences (GILD)	ABT	SYK	BDX	COV	$2,837	*110%*	GILD	$1,422	*149%*	BCR	$1,207	*94%*
Stryker (SYK)	SYK	MMM	ZMH	BSX	$2,676	*164%*	BDX	$1,219	*97%*	MMM	$1,173	*106%*
Becton Dickinson (BDX)	COV	GILD	SYK	JNJ	$2,582	*90%*	AGN	$1,076	*100%*	COV	$1,152	*124%*
Boston Scientific (BSX)	ZMH	ZMH	MMM	BCR	$2,503	*96%*	BSX	$1,046	*95%*	BDX	$1,050	*85%*
Allergan (AGN)	MRK	STJ	BSX	CFN	$2,433	*89%*	CFN	$ 889	*85%*	AGN	$ 975	*95%*
St. Jude Medical (STJ)	STJ	LLY	AGN	STJ	$2,347	*104%*	ZMH	$ 847	*81%*	BSX	$ 951	*105%*
Zimmer Holdings (ZMH)	BMY	BSX	COV	BDX	$1,980	*100%*	BCR	$ 823	*81%*	ZMH	$ 783	*59%*
CareFusion (CFN)	CFN	BMY	STJ	ZMH	$1,752	*79%*	SYK	$ 682	*198%*	CFN	$ 763	*85%*
C.R. Bard (BCR)	BSX	MRK	BCR	SYK	$1,131	*41%*	STJ	$ 605	*104%*	SYK	$ 747	*73%*
MDT Rank = 65%	**MDT Rank = 60%**	**MDT Rank = 56%**	**MDT Rank = 62%**	**MDT Rank = 60%**			**MDT Rank = 62%**			**MDT Rank = 49%**		
Medtronic Composite Rank = 61%				**Medtronic Composite Rank = 57%**								

Summary of Fiscal Year 2013 Compensation Actions

The following summarizes the NEO compensation actions taken by the Compensation Committee in Fiscal Year 2013:

- Effective for Fiscal Year 2013, the Compensation Committee approved base salary increases of 7% for Messrs. Coyle and O'Connell. Mr. Findlay received a base salary increase of 5%. Mr. Ishrak and Mr. Ellis each received a base salary increase of 4%. Base salary, which represents 20% or less of the target total direct compensation, is positioned within the median salary range of Medtronic's peer group of companies, taking into consideration performance factors for each NEO;
- No other compensation increases were provided to NEOs for Fiscal Year 2013;
- In Fiscal Year 2012, the CEO, Compensation Committee, and the Independent Consultant, completed an extensive review of Medtronic's Annual (MIP) and Long-Term Incentive Plans (LTIP). As part of the review, effective for Fiscal Year 2013, the following changes were applied to Medtronic's Incentive Plans:
  - The guaranteed plan payout floor of 50% of target was eliminated.
  - The MIP measures were re-weighted to provide for equal weighting of revenue growth, diluted earnings per share growth, and cash flow;
  - The Long-Term Performance Plan (LTPP) measures were re-defined to measure Medtronic's results from on-going operations compared to Board approved-targets;
  - The Long-Term Performance Plan (LTPP) measures (the cash portion of the LTIP) were re-weighted to provide for equal weighting of revenue growth and return on invested capital;
  - A change to the payout range was implemented for both the MIP and LTPP, using a range from 50% to 200% of the target payout for each component, which aligns with competitive market practice, with performance below minimum paying 0% of target for that component; and
  - In Fiscal Year 2012, Medtronic implemented executive stock ownership and retention guidelines that require the CEO to maintain ownership of Medtronic stock equal to six (6) times annual salary and other NEOs to maintain Medtronic stock equal to three (3) times annual salary. Until the ownership guideline is met, the CEO must retain 75% of after-tax Medtronic shares received through settlement of equity compensation awards and other NEOs must retain 50% of such shares. Once the guideline is met, executives must retain after-tax shares for one year following settlement of equity compensation awards. As of July 12, 2013, all NEOs are in compliance with the stock ownership and retention guidelines.

CEO Compensation Pay for Performance Analysis

The chart below shows that the Company's past and present CEO ongoing total compensation opportunities for the last completed five fiscal years were reasonable relative to the Company's total shareholder return (TSR) over that same time period and the total compensation opportunities at the peer companies. Excluding the effect of one-time, sign-on cash and equity awards for Mr. Ishrak in FY2012, the chart shows that CEO total compensation remained relatively flat from FY2010 through FY2011, in line with a flat TSR over the same time period, decreased in FY2012 in line with a decrease in TSR, and increased in FY2013 in line with the increase in TSR. In all five fiscal years, CEO total compensation was conservatively positioned relative to the median total compensation for Medtronic's executive compensation comparator group. The one-time, sign-on cash and equity awards for Mr. Ishrak in FY2012 represent a common approach to offset the value of forfeited compensation and benefit value at Mr. Ishrak's former employer and do not represent components of ongoing total compensation.


Medtronic 5-Year CEO Total Compensation versus Total Shareholder Return
Total Shareholder Return (TSR)
160
140
120
100
80
60
40
CEO Total Compensation (TC) ($000)
$30,000
$27,000
$24,000
$21,000
$18,000
$15,000
$12,000
$9,000
$6,000
$3,000
$0
$25,026
TC
Sign-On/Make-Whole Awards
TSR

	FY2008YE	FY2009	FY2010	FY2011	FY2012	FY2013
Indexed TSR	100	67	93	91	86	108
MDT TC ($000)		$9,053	$9,606	$9,625	$7,220	$8,810
Peer Median TC ($000)		$13,167	$14,787	$12,849	$14,065	$12,399
MDT TC % +/- Median TC		-31%	-35%	-25%	-49%	-29%
Incumbent		Hawkins	Hawkins	Hawkins	Ishrak	Ishrak

-- "Total Compensation" for Medtronic and peers represents totals as reported in each company's Summary Compensation Table for each respective fiscal year

-- "Peers" represent Medtronic's 19-company Fiscal Year 2013 executive compensation peer group

Executive Compensation Program Design Details

This section of the CD&A provides details about Medtronic's executive compensation program design, which was summarized in the preceding ***Executive Summary*** section. The section begins with two charts showing the mix of target total direct compensation components, one for the CEO and one for the average of the other NEOs, followed by detailed descriptions of each component with relevant Fiscal Year 2013 information. Total direct compensation is defined as the sum of annual base salary, target annual cash incentives, target long-term cash incentives, and the grant date estimated fair market value of long-term equity incentives.

Component Mix of Target Total Direct Compensation


CEO Target Total Direct Compensation Components
Annual Salary
12%
Stock Options
24%
Annual Incentive
16%
Long-Term
Performance Plan
(Cash)
24%
Restricted Stock
Units
24%


Other NEO Target Total Direct Compensation Components
Annual Salary
20%
Stock Options
21%
Annual Incentive
17%
Long-Term
Performance Plan
(Cash)
21%
Restricted Stock
Units
21%

Annual Base Salary

Base salary represents 20% or less of CEO and NEO target pay opportunity. Medtronic's philosophy is to maintain base salary within a competitive median range. The range allows for pay decisions to take into account factors such as experience and performance. To establish the median range, the Independent Consultant reporting to the Compensation Committee analyzes proxy information from the executive compensation comparator companies approved by the Committee as the best companies to benchmark competitive pay for Medtronic executives. The analysis uses regression to identify compensation differences attributed to company size. The Consultant presents to the Committee the analysis that identifies the median base salary range for the CEO and each NEO. The Committee approves base pay increases to maintain base salary within the median range, again, taking into account factors such as experience and performance.

The table below shows the Fiscal Year 2013 base salary increase for the CEO and each NEO. The increases reflected larger market movement in the median range.

Name	FY2012 Salary (000's)	FY2013 Salary (000's)	% Increase
Omar Ishrak	$1,350	$1,404	4%
Gary Ellis	$ 689	$ 717	4%
Christopher J. O'Connell	$ 590	$ 631	7%
Michael J. Coyle	$ 627	$ 671	7%
D. Cameron Findlay	$ 608	$ 638	5%

Annual Incentive Plan

Annual Incentive Target Pay. Using the same analytical approach described for the annual base salary, the Independent Consultant to the Compensation Committee identifies the median range for annual incentive target pay for the CEO and each NEO, which is set as a percentage of annual base salary. For Fiscal Year 2013, Medtronic did not make changes to the target annual incentive pay established in Fiscal Year 2012. The table at the end of the Annual Incentive Plan section shows the target annual incentive pay along with the actual incentive pay based on Fiscal Year 2013 performance.

Fiscal Year 2013 Annual Incentive Plan Design. During Fiscal year 2012, the Compensation Committee, Independent Consultant, and Medtronic management completed an extensive review of incentive plan design and performance measures. The review considered shareholder feedback, competitive benchmarking, and Medtronic's short-term and long-term strategic imperatives. As a result of this review, Medtronic implemented the following incentive plan design for Fiscal Year 2013:

- *Payout range aligned with market practice. Payout for each component starts at 50% of target incentive and is paid up to a maximum of 200% of target incentive.*
- *Eliminated the previous minimum payout guarantee at 50%. Results below the minimum performance level for a component pays 0% of target incentive for that component.*
- *Diluted Earnings Per Share performance continues to be a plan payout qualifier. Results below the minimum for the diluted EPS component result is no plan payout regardless of results for the other components.*
- *Target incentive is paid at 100% achievement of three Annual Operating Plan financial targets. As detailed in the next section, these three targets come directly from the Board-approved Annual Operating Plan and represent the best financial measures of executive performance expectations.*

Fiscal Year 2013 Annual Incentive Plan Performance Measures and Targets: The annual incentive plan requires the attainment of a minimum level of diluted earnings per share ("EPS") before any plan payouts occur. Provided the minimum level is attained, the annual incentive plan uses three equally weighted measures of performance to determine the plan payout. At the Compensation Committee's June 2012 meeting, the Committee approved the targets for each measure, which come directly from Medtronic's Board-approved Annual Operating Plan. The following provides details about the performance measures, including a comparison to Medtronic's executive compensation comparator company median (if available):

Measure	Rationale	Targets
Revenue Growth over Prior Year (Constant Currency)	Top line growth continues to be a key Company strategy, reflecting market development, market penetration, and market share performance	3.7% growth over Prior Year Comparator Median = 2.44% over Prior Year
Diluted Earnings Per Share Growth over Prior Year (Non-GAAP)	Earnings both from operating efficiency and financial management is a key driver of returns to shareholders	$3.66 Per Share; 7.3% over Prior Year Comparator Median = 5.1% over Prior Year
Cash-Flow Indicator	Cash flow generated from operations plus management of short-term receivables, inventory, and payables is a key driver of Medtronic's ability to re-invest and provide returns to shareholders	$3.798 Billion

For purposes of the annual incentive calculation, "diluted earnings per share" refers to non-GAAP diluted earnings per share, a measure which includes adjustments for certain charges. A reconciliation of non-GAAP diluted earnings per share is included in the "Adjustment of EPS Results applicable to Short and Long-Term Incentives" section on page 41 of the CD&A.

Revenue Growth is defined as annual growth rate percent for revenue excluding the effects of foreign exchange rates.

Cash Flow Indicator is defined as profit after tax exclusive of special charges, plus or minus changes in accounts receivable, inventories, and accounts payable. The cash flow indicator only includes changes in assets and liabilities that best reflect annual operations. This calculation excludes the effects of foreign exchange rates.

Fiscal Year 2013 Annual Incentive Plan Results and Payouts. At the Compensation Committee's May 2013 meeting, the Committee reviewed performance against the incentive plan targets and approved the resulting CEO and NEO annual incentive plan payouts as follows:

Incentive Plan Results:

Measure	Target	Result	Weight	% Payout
Revenue Growth	3.7%	4.6%	33.3%	36.08%
Earnings Per Share	$ 3.66	$ 3.70	33.3%	36.07%
Cash Flow Indicator	$3.798B	$3.998B	33.3%	50.82%
Total			**100.0%**	**122.97%**

Incentive Plan Payments:

Name	FY13 Payout Percent	FY13 Target Incentive[1]	FY13 Actual Award[2]
Omar Ishrak	122.97%	140%	$2,417,098
Gary Ellis	122.97%	90%	$ 793,525
Christopher J. O'Connell	122.97%	85%	$ 659,550
Michael J. Coyle	122.97%	85%	$ 701,359
D. Cameron Findlay	122.97%	80%	$ 627,639

(1) Percent of annual base salary

(2) Annual base salary multiplied by target incentive multiplied by payout percent

Long-Term Incentive Plan (LTIP)

Fiscal Year 2013 Long-Term Incentive Target Pay. Using the same analytical approach described for annual base salary and short-term incentives, the Independent Consultant identifies the median range for long-term incentive target pay for the CEO and each NEO. Target pay is expressed as a dollar value, for example $2,400,000. The target is split equally between three LTIP components; stock options, restricted stock units, and a three-year cash incentive planned called the Long-Term Performance Plan (LTPP). Stock options are stated in a full-value equivalent, using a four-to-one conversion ratio. Note that this value conversion ratio will differ from Medtronic's Black-Scholes grant date valuation used for accounting expense purposes under FASB ASC Topic 718. For example, the hypothetical target LTIP of $2,400,000 would be granted as $800,000 stock options (full-value equivalent), $800,000 restricted stock units, and $800,000 under the LTPP. Each of these LTIP components is described in detail following the target LTIP chart below.

At the June 2012 Compensation Committee meeting, LTIP targets were approved for Fiscal Year 2013. The following table shows the target pay for LTIP awards granted in Fiscal Year 2013 compared to Fiscal Year 2012.

Name	FY2012 LTIP Target (000's)	FY2013 LTIP Target (000's)	% Increase
Omar Ishrak	$8,450	$8,450	0%
Gary Ellis	$2,400	$2,400	0%
Christopher J. O'Connell	$2,200	$2,200	0%
Michael J. Coyle	$2,200	$2,200	0%
D. Cameron Findlay	$1,800	$1,800	0%

Fiscal Year 2013 Long-Term Incentive Plan Components.

Stock Options: Stock options are a performance-based compensation component that ties one-third of the target LTIP value to stock price appreciation and shareholder value. Stock options only have value when the market price exceeds the exercise price. Stock option grant date value is estimated using the Black-Scholes method of stock option valuation. Information about Medtronic's Black-Scholes valuation is presented as part of the notes to the Summary Compensation Table on page 49 of this proxy statement.

All stock option grants have an exercise price that is equal to the Medtronic market close stock price on the date of grant. Stock options have a ten year term and vest in equal increments of 25% each year beginning one year after the date of grant.

Restricted Stock Units (RSU): Restricted stock units represent the second one-third of the target LTIP value, with time-based restricted stock units being a widely used compensation component primarily intended to deliver a market competitive level of Medtronic stock ownership. Similar to time-

based RSUs, Medtronic's grants cliff vest (100%) on the third anniversary of the grant date; however, unlike the more commonly used time-based RSUs, Medtronic's RSUs include a three-year minimum performance threshold. If the threshold is not met, then the RSU grants will not vest.

Fiscal Year 2013 — 2015 RSU Grants. For Fiscal Year 2013 RSU grants, the threshold was set at an Earnings Per Share *cumulative compound annual growth rate* (cumulative CAGR) of 3%. The threshold is intentionally less than Medtronic's target performance, consistent with the stock ownership and retention purpose of RSU grants, yet the cumulative CAGR is still a challenging performance threshold.

Fiscal Year 2011 — 2013 RSU Vesting Threshold Achievement. At its May 2013 meeting, the Compensation Committee certified that the three-year cumulative compound annual growth rate of 5% for diluted EPS growth threshold was achieved for the performance period of Fiscal Year 2011 — Fiscal Year 2013. The actual cumulative CAGR was 5.21% for the three-fiscal-year measurement period. As a result, the RSU grants made in Fiscal Year 2011 will vest on the third anniversary of the date of grant. These awards are reflected in the "Equity Incentive Plan Awards: Unearned Shares, Units, or Other Rights That have not Vested" column of the "2013 Outstanding Equity Awards at Fiscal Year End" table on page 53 of this proxy statement.

Long-Term Performance Plan (LTPP): LTPP is a three-year cash incentive plan that is based on long-term measures of Company performance. The primary intent is to tie the final one-third of target long-term incentive pay to longer term measures of performance that are not influenced by variability in the stock market. LTPP pays a cash award after the end of the three-year performance period, provided a minimum level of diluted EPS is attained. The target is equal to one-third of the LTIP target value. The minimum-to-maximum payout scale for each component ranges from 50% to 200% of target with results below minimum paid at 0% of target. A new LTPP award grant and performance period is established at the beginning of each Fiscal Year, as part of the LTIP award grant. Because three-year performance periods overlap, performance goals are established at the start of each performance period and, once established, do not change.

Just as the Compensation Committee reviewed the annual incentive plan during Fiscal Year 2012, it also completed an extensive review of Medtronic's LTIP during that year. As a result, the Compensation Committee made several changes to the LTPP starting with the Fiscal Year 2013 — 2015 plan. The following summarizes the results of the review:

- *Continue to use two measures: three-year revenue growth and three-year return on invested capital ("ROIC");*
- *Align payout range with market practice. Payout for each component starts at 50% of target incentive and is paid up to a maximum of 200% of target incentive;*
- *Re-define revenue growth so that it is based on a set cumulative target growth rate rather than relative to peers, and still uses GAAP reported results but excludes the effects of foreign currency exchange rates;*
- *Re-define ROIC to use non-GAAP reported results, typically excluding one-time charges but including operating results from acquisitions and divestitures; and*
- *Increase the weighting for ROIC to 50% and reduced the weighting for revenue growth to 50%.*

Fiscal Year 2013 – 2015 LTPP Performance Measures and Targets: The Compensation Committee approved the LTPP performance measures and targets for Fiscal Year 2013 – 2015 at the June 2012 meeting. The LTPP uses two equally weighted measures selected as part of an extensive incentive plan review undertaken by the Compensation Committee and Independent Consultant during Fiscal Year 2012. The performance measure targets were taken directly from the Board-approved strategic goals for Medtronic. The following table provides detailed information about each performance measure:

Measure	Rationale	Targets
Three-year Revenue Growth (GAAP at Constant Currency)	This revenue growth measure differs from the annual incentive plan because it uses Medtronic's cumulative compound annual growth rate (CCAGR) over three fiscal years. The CCAGR measure includes growth in all three fiscal years rather than only comparing the ending year to the base year. Growth through acquisitions is balanced by the equal weighting on ROIC.	5% Cumulative CAGR for FY13 — FY15
ROIC (GAAP excluding one-time items)	ROIC measures all components of management's responsibility to generate sustained, long-term returns on invested capital.	14% average ROIC for FY13 — FY15

Revenue growth is measured as a three-year cumulative compound annual growth (cumulative CAGR) at constant currency but otherwise including all other GAAP components. ROIC is measured as the GAAP, rolling 12 month profit after tax, excluding one-time items plus interest expense net of tax, divided by the difference of the three-year average asset base less average non-interest bearing liabilities.

Fiscal Year 2011 — 2013 Long-Term Performance Plan (LTPP) Results. At its May 2013 meeting, the Compensation Committee certified the results for the LTPP performance period that began in Fiscal Year 2011 and was completed at the end of Fiscal Year 2013. Payments of awards for this LTPP performance period were made during the first fiscal quarter of 2014 and can be found in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 48 of this proxy statement.

The table below shows the Fiscal Year 2011 — Fiscal Year 2013 performance goals, results, and calculated payout.

Year	Relative Revenue Growth[1]	ROIC[2]
FY2011	0.8%	13.3%
FY2012	4.4%	14.2%
FY2013	2.5%	12.9%
Total/Average	**2.2%**[2]	**13.5%**[3]
FY2011 — FY2013 Target	50th Percentile	13.0%
Payout Level	60.0%	109.5%
Objective Weight	67%	33%
Weighted Payout Percent	**40.2%**	**36.1%**

(1) Results are reported at GAAP and exclude Physio-Control divestiture.

(2) Calculated as a cumulative compound annual growth rate.

(3) Calculated as a 3-year average.

Adjustment of EPS Results applicable to Short and Long-Term Incentives

Fiscal Year 2013
Adjustments of EPS Results applicable to Short and Long-Term Incentive

	Fiscal Year Ended April 26, 2013	Explanation of Non-Recurring Adjustments
Diluted EPS, as reported	$ 3.37	Includes additional interest expense from Convertible Debt
Significant Non-Recurring Adjustments		
Restructuring charges	0.14	After-tax charges related to the restructuring initiative that began in the fourth quarter of fiscal year 2013, partially offset by the reversal of previous restructuring charges related to the fiscal year 2012 restructuring initiative.
Certain litigation charges, net	0.23	After-tax certain litigation charges related to an accounting charge for probable and reasonably estimable patent litigation with Edwards Lifesciences, Inc.
Certain acquisition-related items	(0.05)	After-tax net income related to the change in fair value of contingent milestone payments, certain acquisition-related costs from the China Kanghui Holdings acquisition, a net charge for an adjustment of transaction costs related to the Physio-Control divestiture, an IPR&D impairment charge related to a technology recently acquired by the Structural Heart business, and income related to the reversal of an acquired contingent liability from ATS Medical.
Diluted EPS, adjusted	**$ 3.70**	

The data in this schedule has been intentionally rounded to the nearest $0.01, and therefore may not sum.

Other Benefits and Perquisites

Medtronic provides broad-based benefit plans to all of its employees, including the NEOs. All employees participate in the same health care plans, and Medtronic does not provide NEOs with any different or additional benefit plans, with the exception of a required executive physical exam and a business allowance. Medtronic executives are required to complete a physical exam as recommended in American Medical Association guidelines and, in the event that requirement exceeds regular plan coverage, the executives can receive reimbursement for up to $2,000 of the cost that exceeds the regular plan coverage. Medtronic's business allowance policy is described in detail below. The broad-based benefit plans include:

Qualified Retirement Plans. Medtronic sponsors a number of tax-qualified retirement plans for its employees. In the United States, Medtronic changed its retirement plans effective May 1, 2005 in order to provide then-current employees and employees hired after that date a choice of retirement plans. Employees hired prior to May 1, 2005 had the option of continuing in the final average pay pension plan referred to as the Medtronic Retirement Plan (MRP) or electing to participate in one of the new plans. The Medtronic Retirement Plan is a final average pay component of the Medtronic, Inc. Retirement Plan. Employees hired after that date choose to participate in one of the new retirement plans: the Personal Pension Account or the Personal Investment Account. The Personal Pension Account is a cash balance component of the Medtronic, Inc. Retirement Plan, and the Personal Investment Account is a component of the Company's tax-qualified 401(k) Plan. Additional details regarding these plans are provided on page 56 of this proxy statement.

Supplemental Retirement Plans. The Company offers a Nonqualified Retirement Plan Supplement ("NRPS") designed to provide all eligible employees, including but not limited to the NEOs, with benefits which supplement those provided under certain of the tax-qualified plans maintained by Medtronic. The NRPS is designed to restore benefits lost under the Personal Pension Account, Personal Investment Account or the Medtronic Retirement Plan due to covered compensation limits established by the Internal Revenue Code. The NRPS also restores benefits for otherwise eligible compensation deferred into the Medtronic, Inc. Capital Accumulation Plan Deferral Program (the "Capital Accumulation Plan"). The NRPS provides employees with no greater benefit than they would have received under the qualified plan in which they participate were it not for the covered compensation limits and deferrals into the Capital Accumulation Plan.

Nonqualified Deferred Compensation Plan. The Company provides all vice presidents, including our NEOs, and highly-compensated sales employees, with a market competitive nonqualified deferred compensation plan through the Capital Accumulation Plan. Our plan allows these employees to make voluntary deferrals from their base pay and incentive payments, which are then credited with gains or losses based on the performance of selected investment alternatives. These alternatives are the same as those offered in our tax qualified 401(k) Plan for all employees. There are no Company contributions to the plan or Company subsidized returns.

Business Allowance. Medtronic does not provide any perquisites such as Company-provided automobiles, aircraft, club memberships, financial and tax advisors, etc. Medtronic provides NEOs with a market competitive business allowance, unless they are on an expatriate assignment, as discussed below. The NEOs may spend their business allowance at their discretion for expenses such as financial and tax planning, automobiles or club memberships. The business allowance is paid as taxable income, and Medtronic does not track an executive's use of his or her business allowance. The annual business allowances provided to our NEOs in Fiscal Year 2013 ranged from $24,000 to $40,000. For NEOs on expatriate assignments, rather than providing a business allowance, the Company pays for certain housing and related living costs. These amounts are sometimes a significant part of an expatriate's total compensation. Additionally, it is occasionally appropriate for NEOs to be accompanied during business travel by their spouses. The expenses associated with such travel, while rare, are considered taxable income. The referenced amounts are included in the "All Other Compensation" column of the Summary Compensation Table.

Change of Control. Compensation in a change-of-control situation is designed: (1) to protect the compensation already earned by executives and to ensure that they will be treated fairly in the event of a change of control; and (2) to help ensure the retention and dedicated attention of key executives critical to the ongoing operation of the Company. Our change-of-control policy supports these principles. We believe shareholders will be best served if the interests of our executive officers are aligned with shareholders' interests, and we believe providing change-of-control benefits should incent senior management to objectively evaluate potential mergers or transactions that may be in the best interests of shareholders. Our change-of-control agreements are discussed in more detail in the "Potential Payments Upon Termination or Change of Control" section of "Executive Compensation." Other than Messrs. Coyle, Findlay and Ishrak's agreements, we do not have individual employment contracts with our NEOs relating to compensation other than those associated with a change of control.

Compensation Decision-Making Process

Role of Compensation Committee

The Compensation Committee establishes Medtronic's compensation philosophy, program design and administration rules, and is the decision-making body on all compensation matters related to our NEOs. The Committee solicits input from an independent outside compensation consultant and relies on the consultant's advice. For more information on the Compensation Committee, its members and its duties as identified in its charter, please refer to the section entitled "Governance of Medtronic — Compensation Committee" beginning on page 19 of this proxy statement.

Independent Compensation Consultant

The Compensation Committee has engaged Frederic W. Cook & Co., Inc., an independent outside compensation consulting firm (the "Independent Consultant"), to advise the Compensation Committee on all matters related to executive officer compensation. Specifically, the Independent Consultant conducts an annual competitive market analysis of total compensation for NEOs, provides relevant market data, updates on compensation trends and regulatory developments, and counsels on program designs and specific compensation decisions related to our CEO and other executives.

In June 2013, the Compensation Committee adopted enhanced independence standards for outside consultants that mirror the New York Stock Exchange ("NYSE") listing standards. This policy established an assessment framework to confirm and report on a consultant's independence. It also requires a consultant to confirm its independent status according to the Compensation Committee's standards. The Compensation Committee reviews and confirms the independence of its outside consultants on an annual basis.

In light of the new NYSE listing standards, the Compensation Committee has considered the independence of the Independent Consultant. In connection with this process, the Compensation Committee has reviewed, among other items, a letter from the Independent Consultant addressing its independence and the members of the consulting team serving the Committee, including the following factors: (i) other services provided to us by the Independent Consultant, (ii) fees paid by us as a percentage of the Independent Consultant's total revenue, (iii) policies or procedures of the Independent Consultant that are designed to prevent conflicts of interest, (iv) any business or personal relationships between the senior advisor of the consulting team with a member of the Compensation Committee, (v) any Company stock owned by the senior advisor or any member of his immediate family, and (vi) any business or personal relationships between our executive officers and the senior advisor. The Compensation Committee discussed these considerations and concluded that the work performed by the Independent Consultant and its senior advisor involved in the engagement did not raise any conflict of interest.

Role of Chief Executive Officer in Compensation Decisions

In making compensation decisions for executive officers reporting to the CEO, the Compensation Committee solicits the views of our CEO and the Independent Consultant. The CEO is not present during Compensation Committee executive sessions, and does not make recommendations to the Compensation Committee, about his own compensation.

Executive Compensation Peer Companies and Competitive Market

The Compensation Committee considers relevant market pay practices when establishing executive compensation levels and evaluating compensation programs including base salary, short-term and long-term incentives. In order to ensure the competitiveness of compensation programs, the Committee has established a peer group of companies for benchmarking purposes. The identification of these companies is based on discussions with, and recommendations from, Frederic W. Cook & Co., Inc. The selection criteria were based on companies in the health care equipment, pharmaceutical, and biotechnology industries that position Medtronic in the median range of the group, on average, in various measures of Company size. The following table lists Medtronic's executive compensation peer group for Fiscal Year 2013, including Medtronic's ranking relative to these companies based on financial data available at the time of consideration:

	Latest 4 Quarters ($Mil.)		Latest Quarter ($Mil.)		FYE	2/28/2013	Composite
Company Name	**Net Revenue**	**Operating Inc. (EBIT)**	**Total Assets**	**Total Equity**	**Total Employees**	**Market Capital.**	**Percentile Rank**
Pfizer	$58,986	$19,166	$182,603	$81,703	103,700	$201,514	97%
Johnson & Johnson	$67,224	$17,142	$118,951	$63,761	127,600	$212,752	97%
Merck	$47,267	$10,684	$106,301	$55,747	86,000	$130,087	87%
Abbott Laboratories	$39,874	$ 9,784	$ 67,235	$26,721	91,000	$ 53,276	80%
3M	$29,904	$ 6,483	$ 33,876	$17,575	87,677	$ 71,759	76%
Amgen	$17,265	$ 6,164	$ 54,298	$19,060	17,800	$ 69,212	67%
Eli Lilly	$22,603	$ 5,015	$ 34,321	$16,065	38,350	$ 62,007	67%
Medtronic	**$16,427**	**$ 4,835**	**$ 34,949**	**$17,836**	**44,944**	**$ 45,471**	**64%**
Bristol-Myers Squibb	$17,621	$ 4,491	$ 35,897	$13,623	28,000	$ 60,557	62%
Baxter International	$14,190	$ 3,246	$ 19,825	$ 7,129	51,000	$ 36,924	52%
Covidien	$12,010	$ 2,637	$ 22,049	$10,832	43,400	$ 30,008	52%
Gilead Sciences	$ 9,703	$ 4,307	$ 21,240	$ 8,604	4,500	$ 65,037	45%
Stryker	$ 8,657	$ 1,893	$ 13,467	$ 8,597	21,241	$ 24,307	38%
Becton Dickinson	$ 7,777	$ 1,628	$ 11,629	$ 4,469	29,555	$ 17,080	31%
Boston Scientific	$ 7,249	$ 965	$ 17,154	$ 6,870	24,000	$ 10,031	28%
Allergan	$ 5,806	$ 1,724	$ 9,179	$ 5,837	10,000	$ 32,561	25%
St. Jude Medical	$ 5,503	$ 1,491	$ 9,271	$ 4,094	15,000	$ 12,122	18%
Zimmer Holdings	$ 4,472	$ 1,319	$ 9,012	$ 5,866	8,700	$ 13,006	16%
CareFusion	$ 3,626	$ 654	$ 8,412	$ 5,473	15,000	$ 7,288	8%
C.R. Bard	$ 2,958	$ 820	$ 4,151	$ 1,926	12,200	$ 8,085	5%
75th Percentile	**$26,254**	**$ 6,324**	**$ 45,098**	**$18,318**	**68,500**	**$ 67,124**	
Mean	**$20,142**	**$ 5,243**	**$ 40,993**	**$19,155**	**42,880**	**$ 58,822**	
Median	**$12,010**	**$ 3,246**	**$ 21,240**	**$ 8,604**	**28,000**	**$ 36,924**	
25th Percentile	**$ 6,528**	**$ 1,560**	**$ 10,450**	**$ 5,852**	**15,000**	**$ 15,043**	
Medtronic Rank	**60%**	**65%**	**69%**	**73%**	**68%**	**53%**	

Our objective is to establish market competitive compensation, including base salary, short-term, and long-term incentives, within a range of 15% (20% for LTI) on either side of the market median benchmark established for each position compared to our executive compensation peer group. Consistent with our pay-for-performance philosophy, we establish an award range for short-term and long-term incentives that generates above-market pay for above-market performance and below-market pay for below-market performance.

In addition to the competitive market information, the Compensation Committee also reviews information about career and job experience, job tenure, and job performance for each NEO. Base salary decisions are based on these factors to ensure that salaries are market competitive as specified in Medtronic's compensation philosophy.

Risk Assessment

Compensation policies and practices are also designed to discourage inappropriate risk taking. While you should refer to the section entitled "Governance of Medtronic — Board Role in Risk Oversight" beginning on page 16 of this proxy statement for a discussion of the Company's general risk assessment of compensation policies and practices, mitigating factors with respect to our NEOs include the following:

- The NEOs are subject to stock ownership guidelines which require Medtronic's CEO to maintain ownership of Medtronic stock equal to six (6) times annual salary and the other NEOs to maintain Medtronic stock equal to three (3) times annual salary. As of July 12, 2013, all directors and NEOs are in compliance with the stock ownership and retention guidelines; however, due to their more recent appointments, Mr. Donnelly, Governor Leavitt and Ms. Reddy are continuing to make progress towards the required ownership guidelines;
- Incentive plans are more heavily weighted towards long-term performance to reduce the incentive to impact adversely long-term performance in favor of maximizing performance in one year;
- Improper payments or gains from incentives and equity compensation are subject to clawback;
- Short-term and long-term cash incentive payments are capped at 200% of target payout;
- Short-term and long-term cash incentive performance targets are established at the beginning of each performance period and are not subject to change. Short and long-term incentive programs use different measures of performance. Short-term cash incentives focus on annual operating plan financial measures such as revenue growth, earnings per share, and cash flow. Long-term cash incentives measure shareholder three-year ROIC and three-year revenue growth relative to a selected peer group of Medtronic's competitors; and
- The Compensation Committee retains discretionary authority to override any incentive plan's formulaic outcome in the event of unforeseen circumstances.

Share Ownership, Share Retention, and Clawback Policies

Equity Holding. In Fiscal Year 2012, Medtronic implemented executive stock ownership and retention guidelines that require the CEO to maintain ownership of Medtronic stock equal to six (6) times annual salary and other NEOs to maintain Medtronic stock equal to three (3) times annual salary. Until the ownership guideline is met, the CEO must retain 75% of after-tax Medtronic shares received through settlement of equity compensation awards and other NEOs must retain 50% of such shares. Once the guideline is met, the CEO must retain 75% of after tax shares for one year following settlement of equity compensation awards and other NEO's must retain 50% of such shares for one year following settlement of equity compensation awards. For purposes of complying with the guidelines, stock is not considered owned if pledged as collateral for a loan. Shares owned outright, legally or beneficially, by an officer or his or her immediate family members residing in the same household, after-tax "in the money" vested but unexercised stock options, after-tax unvested restricted stock units, and shares held in the tax-qualified and nonqualified retirement and deferred compensation plans count towards the guideline. Compliance with these guidelines is measured at the beginning of the first fiscal month of a new fiscal year by the internal team at the Company responsible for handling executive compensation matters and the results of such measurement are reported to the Nominating and Corporate Governance Committee or Compensation Committee, as applicable, after

the measurement. On each measurement date, compliance is measured using each executive officer's base salary then in effect and the average closing price per share of the Company's common stock on the New York Stock Exchange for the six calendar months preceding the measurement date. As of July 12, 2013, all NEOs are in compliance with the stock ownership and retention policy. For share issuances (restricted stock unit vesting), net gain shares are those shares remaining after payment of income taxes.

Hedging and Pledging Policy. Our insider trading policy prohibits our NEOs and directors (along with others) from engaging in shorts sales of Medtronic securities (including share sales against the box) or engaging in purchases or sales of puts, calls or other derivative securities based on Medtronic securities. The policy also prohibits our NEOs from purchasing Medtronic securities on margin, borrowing against Medtronic securities held in a margin account or pledging Medtronic securities as collateral for a loan (unless the officers can clearly demonstrate the financial capacity to repay the loan without resorting to the pledged securities).

Sale and Transfer of Awards. All stock option, restricted stock, restricted stock unit and performance-based restricted stock/restricted stock unit awards are granted under plans which specifically prohibit the sale, assignment and transfer of awards granted under the plan with limited exceptions such as the death of the award recipient. In addition, the Compensation Committee may allow an award holder to assign or transfer an award.

Incentive Compensation Forfeiture. Medtronic has a comprehensive Incentive Compensation Forfeiture Policy, which is designed to recoup improper payments or gains paid to executive officers. If the Board determines that any executive officer has received an improper payment or gain, which is an incentive payment or grant paid or awarded to the executive officer due to misconduct, the executive officer must return the improper payment or gain to the extent it would not have been paid or awarded had the misconduct not occurred, including interest on any cash payments. "Misconduct" means any material violation of the Medtronic, Inc. Code of Conduct or other fraudulent or illegal activity for which an executive officer is personally responsible as determined by the Board. All executive officers are required to agree to this policy in writing.

Equity Compensation Forfeiture. The Company may require the return or forfeiture of cash and/or shares received or receivable in certain circumstances in which an employee has a termination of employment from the Company or any affiliate. The Company may exercise its ability to require forfeiture of awards if the employee receives or is entitled to receive delivery of shares or proceeds under an equity award program within six months prior to or twelve months following the date of termination of employment if the current or former employee engages in any of the following activities: (a) performing services for or on behalf of any competitor of, or competing with, the Company or any affiliate; (b) unauthorized disclosure of material proprietary information of the Company or any affiliate; (c) a violation of applicable business ethics policies or business policies of the Company or any affiliate; or (d) any other occurrence determined by the Compensation Committee of the Board of Directors.

Tax and Accounting Implications

The Compensation Committee structures the annual and long-term incentive plans in a manner that is intended to preserve the Company's tax deductions under Section 162(m) of the Internal Revenue Code. However, the Compensation Committee may authorize compensation arrangements that are not fully tax-deductible but which promote other important objectives that are in the long-term interests of Medtronic and its shareholders. For example, in certain circumstances, the payment of base salary or business allowance or the vesting of restricted stock units may not be fully deductible.

In addition, the Compensation Committee structures all deferred compensation within the meaning of Section 409A of the Internal Revenue Code in a manner that is intended to prevent NEOs from being subject to the excise tax under Section 409A. The Compensation Committee also considers accounting treatment in the design of the long-term incentive plan.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed with management the section of this proxy statement entitled "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board that the section entitled "Compensation Discussion and Analysis" be included in this proxy statement.

COMPENSATION COMMITTEE:

Richard H. Anderson, Chair
Denise M. O'Leary
Kendall J. Powell
Jack W. Schuler

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table summarizes all compensation for each of the last three fiscal years awarded to, earned by or paid to the Company's Chief Executive Officer, Chief Financial Officer, and three other most highly compensated executive officers during fiscal year 2013 (collectively, the named executive officers or "NEOs"). Please refer to the section entitled "Compensation Discussion and Analysis" beginning on page 28 of this proxy statement for a description of the compensation components for Medtronic's NEOs. A narrative description of the material factors necessary to understand the information in the table is provided below, following the table.

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Omar Ishrak Chairman and Chief Executive Officer	2013	$1,402,962	$ 0	$ 2,817,024	$2,099,144	$2,417,098	$165,917	$ 73,741	$ 8,975,886
	2012	$1,168,269	$1,553,042	$19,069,565	$2,150,585	$ 986,958	$ 0	$ 97,221	$25,025,639
Gary L. Ellis Senior Vice President and Chief Financial Officer	2013	$ 716,461	$ 0	$ 800,029	$ 615,487	$1,302,580	$401,356	$ 37,186	$ 3,873,099
	2012	$ 688,731	$ 0	$ 800,008	$ 632,116	$ 654,806	$424,302	$150,449	$ 3,350,412
	2011	$ 675,000	$ 0	$ 667,021	$ 579,939	$ 616,985	$461,287	$ 32,566	$ 3,032,798
Christopher J. O'Connell Executive Vice President & President, Restorative Therapies Group	2013	$ 630,212	$ 0	$ 734,014	$ 565,564	$1,168,604	$252,198	$ 37,776	$ 3,388,368
	2012	$ 589,769	$ 0	$ 734,015	$ 579,173	$ 382,243	$239,509	$124,710	$ 2,649,420
	2011	$ 576,981	$ 0	$ 667,021	$ 579,939	$ 351,240	$160,467	$112,296	$ 2,447,943
Michael J. Coyle Executive Vice President & Group President, Cardiac and Vascular Group	2013	$ 670,154	$ 0	$ 734,014	$ 565,564	$1,210,414	$ —	$ 84,549	$ 3,264,695
	2012	$ 626,769	$ 0	$ 734,015	$ 579,173	$ 544,938	$ —	$115,317	$ 2,600,212
	2011	$ 615,000	$ 0	$ 667,021	$ 579,939	$ 246,000	$ —	$385,245	$ 2,493,205
D. Cameron Findlay Senior Vice President, General Counsel and Secretary[(1)]	2013	$ 637,423	$ 0	$ 600,003	$ 466,455	$1,085,559	$ —	$ 82,928	$ 2,872,368
	2012	$ 607,654	$ 400,000	$ 600,006	$ 474,087	$ 474,658	$ —	$ 94,634	$ 2,651,040
	2011	$ 590,000	$ 400,000	$ 600,030	$ 522,463	$ 236,000	$ —	$580,481	$ 2,928,974

(1) *NEO Transition:* Mr. Findlay resigned from the Company effective July 12, 2013.

Salary. The salary column represents the base salary earned by the NEO during the applicable fiscal year. This column includes any amounts that the officer may have deferred under the Capital Accumulation Plan, which deferred amounts also are included in the 2013 Nonqualified Deferred Compensation Table on page 58 of this proxy statement. Each of the NEOs also contributed a portion of his salary to the Medtronic, Inc. Savings and Investment Plan, also referred to as the 401(k) Plan.

Stock Awards. The stock awards column represents aggregate grant date fair value of restricted stock unit awards and performance-based restricted stock units assuming full (maximum) achievement of applicable performance criteria over the performance period (collectively, the "restricted stock awards") granted in the respective fiscal year as computed in accordance with FASB ASC Topic 718, Compensation — Stock Compensation. Accordingly, the grant date fair value was determined by multiplying the numbers of restricted stock awards by the closing stock price on the date of grant. For a description of the vesting terms of the stock awards, see the narrative disclosure following the 2013 Grants of Plan-Based Awards table on page 51 and the footnotes to the 2013 Outstanding Equity Awards at Fiscal Year End table on page 53 of this proxy statement. Additional information regarding the assumptions used to calculate these amounts are incorporated by reference to Note 12 to the Company's Form 10-K.

Option Awards. The option awards column represents the aggregate grant date fair value of stock option awards granted in the respective fiscal year as computed in accordance with FASB ASC Topic 718, Compensation — Stock Compensation. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The following table provides the assumptions underlying this estimation:

	Stock Option Grant Date				
	August 2, 2010	August 1, 2011	August 24, 2011	July 30, 2012	October 29, 2012
Fair value of options granted	$ 8.17	$ 6.89	$ 6.53	$ 7.23	$ 8.05
Assumption used:					
Risk-free rate(1)	2.25%	1.83%	1.83%	0.91%	1.06%
Expected volatility(2)	26.03%	25.95%	25.95%	26.31%	26.18%
Expected life(3)	6.3 yrs	6.4 yrs	6.4 yrs	6.5 yrs	6.5 yrs
Dividend yield(4)	2.40%	2.78%	2.78%	2.68%	2.50%

(1) The risk-free rate is based on the grant date yield of a zero-coupon U.S. Treasury bond whose maturity period equals or approximates the expected term of the option.

(2) The expected volatility is based on a blend of historical volatility and an implied volatility of the Company's common stock. Implied volatility is based on market traded options of the Company's common stock.

(3) The Company analyzes historical employee stock option exercise and termination data to estimate the expected life assumption. The Company calculates the expected life assumption using the midpoint scenario, which combines historical exercise data with hypothetical exercise data, as the Company believes this data currently represents the best estimate of the expected life of a new employee option.

(4) The dividend yield rate is calculated by dividing the Company's annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date.

For a description of the vesting terms of the option awards, see the narrative disclosure following the 2013 Grants of Plan-Based Awards table on page 51 and the footnotes to the 2013 Outstanding Equity Awards at Fiscal Year End table on page 53 of this proxy statement. Additional information regarding the assumptions used to calculate these amounts are incorporated by reference to Note 12 to the Company's Form 10-K.

Non-Equity Incentive Plan Compensation. This column reflects the MIP and LTPP payments earned by the NEOs during the applicable fiscal year(s) and payable subsequent to fiscal year end, including any amounts deferred under the Capital Accumulation Plan (which are included in the 2013 Nonqualified Deferred Compensation table on page 58 of this proxy statement). The table below reflects the compensation received by the NEO under each plan for the performance period ending through fiscal year 2013.

Name	MIP	2011-2013 LTPP	Total Non-Equity Incentive Plan Compensation
Omar Ishrak	$2,417,098	$ —	$2,417,098
Gary L. Ellis	$ 793,525	$509,054	$1,302,580
Christopher J. O'Connell	$ 659,550	$509,054	$1,168,604
Michael J. Coyle	$ 701,359	$509,054	$1,210,414
D. Cameron Findlay	$ 627,639	$457,920	$1,085,559

For a more detailed description of the terms of the non-equity incentive plan awards, see page 36 of the Compensation Discussion and Analysis and the narrative disclosure following the 2013 Grants of Plan-Based Awards on page 51 of this proxy statement.

Change in Pension Value and Nonqualified Deferred Compensation Earnings. This column includes the estimated aggregate increase in the accrued pension benefit under Medtronic's defined benefit pension plan. The change in the present value of the accrued pension benefit is impacted by variables such as additional years of service, age and the discount rate used to calculate the present value of the change. Mr. Ishrak's value is currently an unvested benefit and subject to additional service requirements, please see the Pension Benefits table for more information. The pension values are calculated based on the accrued pension benefits (qualified plan and NRPS) as of April 26, 2013, and the fiscal year-end 2013 ASC 715 disclosure assumptions. For fiscal year 2013, the change in pension value reflects not only the increase due to additional service and pay for the year, but also a slight increase in present value due to the lower discount rate (4.55% for fiscal 2013 year-end; down from 5.05% in fiscal year 2012). Assumptions are described in Note 14 to our consolidated financial statements in our annual report for fiscal year 2013 accompanying this proxy statement.

All Other Compensation. The all other compensation column includes the following:

Name	Fiscal Year	Perquisites and Other Personal Benefits[1]	Tax Gross-ups[2]	Registrant Contributions to Defined Contribution Plans[3]	Total
Omar Ishrak	2013	$52,150	$8,466	$13,125	$73,741
Gary L. Ellis	2013	$24,060	$ 1	$13,125	$37,186
Christopher J. O'Connell	2013	$24,650	$ 1	$13,125	$37,776
Michael J. Coyle	2013	$24,000	$ 1	$60,548	$84,549
D. Cameron Findlay	2013	$24,000	$1,232	$57,696	$82,928

(1) This column represents the aggregate incremental cost of the executives' business allowances, physical exams, and relocation expenses. The value of perquisites and other personal benefits for Mr. Ishrak includes a $40,000 business allowance, relocation expenses and a reimbursement for expenses related to a physical exam. The value of perquisites and other personal benefits for Messrs. Ellis, Coyle, O'Connell, and Findlay includes a business allowance of $24,000 and for Messrs. Ellis and O'Connell the value also includes a reimbursement for expenses related to a physical exam. All relocation expenses are subject to a clawback requirement if the employee leaves the Company before the second anniversary of the employee's start of employment, the employee would have to repay all relocation expenses to Medtronic. The Company occasionally allows its executives to use tickets for sporting and special events previously acquired by the Company when no other business use has been arranged. There is no incremental cost to the Company for the use.

(2) Tax gross-ups for Mr. Ishrak are related to elements of his relocation expenses and are in accordance with Medtronic's relocation policy. Tax gross-ups for Messrs. Ellis, Coyle, O'Connell, and Findlay are related to Medtronic's company-wide Healthy Incentive Rewards Program available to all employees. Additionally, Mr. Findlay received a tax gross-up in connection with the administrative correction of imputed income related to life insurance. Tax gross-ups received by Messrs. Ishrak and Findlay are provided to all employees for payments related to relocation and corrective administration actions that are taxed as income.

(3) This amount reflects the contribution by Medtronic to match contributions to the Medtronic, Inc. Savings and Investment Plan or 401(k) Plan. Medtronic matches employee contributions of up to 6% of eligible compensation. The plan makes a minimum contribution of $0.50 and a maximum contribution of $1.50, with any contribution over the minimum determined based on diluted EPS performance target levels. The fiscal year 2013 match of $0.875 was based on achievement of an adjusted diluted EPS of $3.69. Amounts for Mr. Findlay and Mr. Coyle also include $44,571 and $47,423, respectively, in Company contributions to the qualified defined contribution ($12,500 for each of Messrs. Findlay and Coyle) and nonqualified defined contribution plans ($32,071 for Mr. Findlay, $34,923 for Mr. Coyle). For additional information, see the 2013 Nonqualified Deferred Compensation table on page 58.

2013 GRANTS OF PLAN-BASED AWARDS

The following table summarizes all plan-based award grants to each of the NEOs during fiscal year 2013. Threshold amounts assume attainment of plan performance thresholds. You should refer to the Compensation Discussion and Analysis sections entitled "Annual Incentive Plan" on page 36 and "Long-Term Incentive Plan" beginning on page 38 to understand how plan-based awards are determined. A narrative description of the material factors necessary to understand the information in the table is provided below.

Name	Award Type	Grant Date	Approval Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards ($)			Estimated Future Payouts Under Equity Incentive Plan Awards	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Options Awards ($/Sh)	Grant Date Fair Value of Stock and Options Awards
				Threshold	Target	Maximum	Target (# of shares)			
Omar Ishrak	MIP			$327,666	$1,965,600	$3,931,200				
	LTPP			$704,250	$2,817,000	$5,634,000				
	OPT	07/30/2012	06/21/2012					290,338	38.81	$2,099,144
	PBRSU	07/30/2012	06/21/2012				72,585			$2,817,024
Gary L. Ellis	MIP			$107,572	$ 645,300	$1,290,600				
	LTPP			$200,000	$ 800,000	$1,600,000				
	OPT	07/30/2012	06/21/2012					82,453	38.81	$ 596,135
	OPT	10/29/2012	08/23/2012					2,404	41.60	$ 19,352
	PBRSU	07/30/2012	06/21/2012				20,614			$ 800,029
Christopher J. O'Connell	MIP			$ 89,410	$ 536,350	$1,072,700				
	LTPP			$183,250	$ 733,000	$1,466,000				
	OPT	07/30/2012	06/21/2012					75,548	38.81	$ 546,212
	OPT	10/29/2012	08/23/2012					2,404	41.60	$ 19,352
	PBRSU	07/30/2012	06/21/2012				18,913			$ 734,014
Michael J. Coyle ...	MIP			$ 95,077	$ 570,350	$1,140,700				
	LTPP			$183,250	$ 733,000	$1,466,000				
	OPT	07/30/2012	06/21/2012					75,548	38.81	$ 546,212
	OPT	10/29/2012	08/23/2012					2,404	41.60	$ 19,352
	PBRSU	07/30/2012	06/21/2012				18,913			$ 734,014
D. Cameron Findlay	MIP			$ 85,084	$ 510,400	$1,020,800				
	LTPP			$150,000	$ 600,000	$1,200,000				
	OPT	07/30/2012	06/21/2012					61,840	38.81	$ 447,103
	OPT	10/29/2012	08/23/2012					2,404	41.60	$ 19,352
	PBRSU	07/30/2012	06/21/2012				15,460			$ 600,003

MIP = Annual performance-based plan award granted under the Medtronic, Inc. Executive Incentive Plan
LTPP = Long-term performance plan award granted under Medtronic, Inc. 2008 Stock Award and Incentive Plan
OPT = Nonqualified stock options granted under the Medtronic, Inc. 2008 Stock Award and Incentive Plan
PBRSU = Performance-based restricted stock units granted under the Medtronic, Inc. 2008 Stock Award and Incentive Plan

Estimated Future Payouts Under Non-Equity Incentive Plan Awards. Amounts in these columns represent future potential cash payments under the 2013-2015 LTPP and 2013 MIP at threshold, target and maximum performance. The LTPP provides for annual grants that are earned over a three-year period. Awards under the LTPP can range from 50% to 200% of the target grant based on the Company's 3-year performance relative to the following metrics: three-year cumulative compounded annual revenue growth rate and ROIC (rolling 12-month profit after tax excluding one-time items plus interest expense net of tax all divided by the difference of Average Asset Base and Average Non-Interest Bearing Liabilities) for each year averaged over the three-year period. Earned payouts under the MIP can range from 50% to 200% of the target grant based on Company performance relative to annual revenue growth, diluted EPS and a cash flow measure as described on page 37 of this proxy statement in fiscal year 2013. The maximum dollar value that may be paid to any participant in qualified performance-based awards denominated in cash in any fiscal year is $10 million. Both the MIP and LTPP have separate diluted EPS goals to support the Company's compliance with Section 162(m).

Estimated Future Payouts Under Equity Incentive Plan Awards. Amounts in this column represent grants of performance-based restricted stock units (PBRSUs). PBRSUs vest 100% on the third anniversary of the date of grant provided Medtronic achieves a minimum three-year cumulative diluted EPS threshold growth rate. Unvested PBRSUs receive dividend equivalent units ("DEUs") which are credited and added to the share balance. DEUs are only paid to the extent the underlying PBRSUs are earned.

All Other Option Awards/Exercise or Base Price of Option Awards. The exercise or base price of the July 30, 2012 stock option grant represents the closing market price of Medtronic common stock on the date of grant. The exercise or base price of the October 29, 2012 stock option grant represents the closing stock price of Medtronic common stock on October 26, 2012. The NYSE was closed on October 29, 2012 due to the impact of Hurricane Sandy. As provided in the shareholder approved Medtronic, Inc. 2008 Stock Award and Incentive Plan, if Medtronic shares were not traded on the grant date, the exercise or base price will be the closing stock price of Medtronic common stock on the next preceding date on which shares were traded. Option awards vest 25% on each anniversary of the date of grant over a four year period.

Grant Date Fair Value of Stock and Option Awards. This column represents the grant date fair value of each equity award granted in fiscal year 2013 computed in accordance with FASB ASC Topic 718, Compensation — Stock Compensation. For a discussion of the assumptions used in calculating the amount recognized for stock options granted on July 30, 2012 and October 29, 2012, see page 49 of this proxy statement. Additional information regarding the assumptions used to calculate these amounts are incorporated by reference to Note 12 to the Company's Form 10-K.

2013 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The table below reflects all outstanding equity awards made to each of the NEOs that were outstanding at the end of fiscal year 2013. The market or payout value of unearned shares, units or other rights that have not vested equals $46.36, which was the closing price of Medtronic's common stock on the New York Stock Exchange on April 26, 2013, and for performance-based restricted stock units and for performance share plan awards presumes that the target performance goals are met.

	OPTION AWARDS					STOCK AWARDS				
		Number of Securities Underlying Unexercised Options (#)					Shares or Units of Stock That Have Not Vested		Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights That Have Not Vested	
Name	Option Grant Date	Exer-cisable	Unexer-cisable	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number (#) (1)	Market Value ($)	Number (#) (1)	Market or Payout Value ($)
Omar Ishrak	08/24/2011	80,753	242,260	34.88	08/24/2021	06/13/2011	261,562	12,126,015		
	07/30/2012	0	290,338	38.81	07/30/2022	06/13/2011			121,440	5,629,976
						08/24/2011			84,404	3,912,950
						07/30/2012			73,917	3,426,788
Gary L. Ellis	10/23/2003	32,602	0	46.01	10/23/2013	08/02/2010			19,034	882,414
	04/30/2004	4,246	0	50.46	04/30/2014	08/01/2011			23,973	1,111,368
	10/21/2004	30,000	0	50.00	10/21/2014	07/30/2012			20,992	973,201
	10/19/2005	37,011	0	56.74	10/19/2015					
	10/30/2006	41,068	0	48.70	10/30/2016					
	10/29/2007	41,868	0	47.77	10/29/2017					
	10/27/2008	55,188	0	36.24	10/27/2018					
	08/03/2009	37,584	12,528	35.92	08/03/2019					
	08/02/2010	35,492	35,492	37.53	08/02/2020					
	08/01/2011	22,936	68,808	34.88	08/01/2021					
	07/30/2012	0	82,453	38.81	07/30/2022					
	10/29/2012	0	2,404	41.60	10/29/2022					
Christopher J. O'Connell	10/23/2003	30,429	0	46.01	10/23/2013	11/02/2009	7,529	349,046		
	04/30/2004	1,982	0	50.46	04/30/2014	08/02/2010			19,034	882,414
	10/21/2004	28,000	0	50.00	10/21/2014	08/01/2011			21,995	1,019,691
	04/29/2005	11,423	0	52.70	04/29/2015	07/30/2012			19,260	892,896
	10/19/2005	17,625	0	56.74	10/19/2015					
	10/30/2006	15,401	0	48.70	10/30/2016					
	10/29/2007	17,794	0	47.77	10/29/2017					
	10/27/2008	33,113	0	36.24	10/27/2018					
	08/03/2009	25,056	8,352	35.92	08/03/2019					
	11/02/2009	20,764	6,922	36.12	11/02/2019					
	08/02/2010	35,492	35,492	37.53	08/02/2020					
	08/01/2011	21,015	63,045	34.88	08/01/2021					
	07/30/2012	0	75,548	38.81	07/30/2022					
	10/29/2012	0	2,404	41.60	10/29/2022					
Michael J. Coyle	02/01/2010	17,381	5,794	43.15	02/01/2020	02/01/2010	18,816	872,327		
	08/02/2010	35,492	35,492	37.53	08/02/2020	08/02/2010			19,034	882,414
	08/01/2011	21,015	63,045	34.88	08/01/2021	08/01/2011			21,995	1,019,691
	07/30/2012	0	75,548	38.81	07/30/2022	07/30/2012			19,260	892,896
	10/29/2012	0	2,404	41.60	10/29/2022					
D. Cameron Findlay	11/02/2009	33,222	11,075	36.12	11/02/2019	11/02/2009	22,586	1,047,086		
	08/02/2010	31,974	31,975	37.53	08/02/2020	08/02/2010			17,122	793,790
	08/01/2011	17,202	51,606	34.88	08/01/2021	08/01/2011			17,979	833,526
	07/30/2012	0	61,840	38.81	07/30/2022	07/30/2012			15,744	729,877
	10/29/2012	0	2,404	41.60	10/29/2022					

1) Amounts in these columns may include dividend equivalents that will be distributed upon distribution of the underlying awards.

The amounts shown in the column entitled "Shares or Units of Stock That Have Not Vested" of the 2013 Outstanding Equity Awards at Fiscal Year End table that correspond to a November 2, 2009, February 1, 2010 and June 13, 2011 grant date reflect time-based restricted stock unit awards that vest 100% on the fourth anniversary of the date of grant. The June 13, 2011 grant to Mr. Ishrak reflects a performance based

restricted stock unit award that vests 35% on the first anniversary and 21 2/3% on the second, third, and fourth anniversary of the date of the grant provided that the established minimum diluted EPS threshold is achieved. The amounts shown in the column entitled "Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights That Have Not Vested" of the 2013 Outstanding Equity Awards at Fiscal Year End table that correspond to an August 2, 2010, August 1, 2011, August 24, 2011 and July 30, 2012 grant date reflect performance-based restricted stock or restricted stock unit awards that vest on the third anniversary of the date of grant provided that the established performance threshold for each award is achieved, except that the August 24, 2011 grant vests on August 1, 2014.

The table below shows the vesting schedule for all unexercisable options. All options vest on the anniversary of the grant date in the year indicated except Mr. Ishrak's August 24, 2011 option grant which vests on the anniversary of August 1, 2011.

		VESTING SCHEDULE FOR UNEXERCISABLE OPTIONS			
Name	**Grant Date**	**2013**	**2014**	**2015**	**2016**
Omar Ishrak	08/24/2011	80,753	80,753	80,754	
	07/30/2012	72,584	72,585	72,584	72,585
Gary L. Ellis	08/03/2009	12,528			
	08/02/2010	17,746	17,746		
	08/01/2011	22,936	22,936	22,936	
	07/30/2012	20,613	20,613	20,613	20,614
	10/29/2012	601	601	601	601
Christopher J. O'Connell	08/03/2009	8,352			
	11/02/2009	6,922			
	08/02/2010	17,746	17,746		
	08/01/2011	21,015	21,015	21,015	
	07/30/2012	18,887	18,887	18,887	18,887
	10/29/2012	601	601	601	601
Michael J. Coyle	02/01/2010		5,794		
	08/02/2010	17,746	17,746		
	08/01/2011	21,015	21,015	21,015	
	07/30/2012	18,887	18,887	18,887	18,887
	10/29/2012	601	601	601	601
D. Cameron Findlay	11/02/2009	11,075			
	08/02/2010	15,987	15,988		
	08/01/2011	17,202	17,202	17,202	
	07/30/2012	15,460	15,460	15,460	15,460
	10/29/2012	601	601	601	601

Name	Grant Date	VESTING SCHEDULE FOR UNVESTED RESTRICTED STOCK AND RSUS 2013	2014	2015	2016
Omar Ishrak	06/13/2011	40,480	40,480	40,480	
	06/13/2011			261,562	
	08/24/2011		84,404		
	07/30/2012			73,917	
Gary L. Ellis	08/02/2010	19,034			
	08/01/2011		23,973		
	07/30/2012			20,992	
Christopher J. O'Connell	11/02/2009	7,529			
	08/02/2010	19,034			
	08/01/2011		21,995		
	07/30/2012			19,260	
Michael J. Coyle	02/01/2010		18,816		
	08/02/2010	19,034			
	08/01/2011		21,995		
	07/30/2012			19,260	
D. Cameron Findlay	11/02/2009	22,586			
	08/02/2010	17,122			
	08/01/2011		17,979		
	07/30/2012			15,744	

Mr. Ellis also owns 32,830 vested and deferred stock units including associated dividend equivalents, respectively, which will be distributed following his retirement.

2013 OPTION EXERCISES AND STOCK VESTED

The table below includes information related to options exercised by each of the NEOs and restricted stock awards that have vested during fiscal year 2013. The table also includes the value realized for such options and restricted stock awards. For options, the value realized on exercise is equal to the difference between the market price of the underlying shares at exercise and the exercise price of the options. For stock awards, the value realized on vesting is equal to the market price of the underlying shares at vesting.

	OPTION AWARDS		STOCK AWARDS	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Omar Ishrak			63,787	$2,369,687
Gary L. Ellis			14,954	$ 595,319
Christopher J. O'Connell			7,477	$ 297,659
Michael J. Coyle	—	—	—	0
D. Cameron Findlay	—	—	—	0

2013 PENSION BENEFITS

The table below includes information with respect to Medtronic's pension plan for each of the NEOs as of April 26, 2013, which is the measurement date used for financial statement reporting purposes. A narrative description of the material factors necessary to understand the information in the table is provided below.

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Omar Ishrak	Medtronic, Inc. Personal (Personal Pension Account)	1.83	$ 25,016[2]	$0
	Medtronic, Inc. NRPS	1.83	$ 199,364[2]	$0
Gary L. Ellis	Medtronic, Inc. Retirement Plan (Medtronic Retirement Plan)	23.42	$ 558,648	$0
	Medtronic, Inc. NRPS	23.42	$1,978,887	$0
Christopher J. O'Connell	Medtronic, Inc. Retirement Plan (Medtronic Retirement Plan)	18.75	$ 272,549	$0
	Medtronic, Inc. NRPS	18.75	$ 734,621	$0
Michael J. Coyle[3]				
D. Cameron Findlay[3]				

(1) The present value of the accumulated benefits are calculated using the assumptions described in Note 14 to our consolidation financial statements in our annual report for fiscal year 2013 accompanying this proxy statement. Further, in accordance with the disclosure requirements the accumulated benefit is calculated using the retirement age at which the benefit is unreduced under the plan (i.e., age 65). Only the Medtronic Retirement Plan component of the Medtronic, Inc. Retirement Plan is reduced for early commencement if the benefit is commenced before the normal retirement age of 65. The Personal Pension Account Plan is an account based plan and therefore is not reduced for early commencement. Please see below for additional detail.

(2) Mr. Ishrak's benefit under the Medtronic, Inc. Retirement Plan (Personal Pension Account) and the Medtronic, Inc. NRPS is not vested until the 3-year service requirement has been met.

(3) Messrs. Findlay and Coyle do not participate in the Company's defined benefit pension plans.

The Medtronic, Inc. Retirement Plan consists of two types of benefits, the Medtronic Retirement Plan (MRP) and the Personal Pension Account (PPA). Employees hired prior to May 1, 2005 had the option of continuing in the MRP or electing to participate in one of the new plans. The MRP is the final average pay component of the Medtronic, Inc. Retirement Plan. Employees hired on or after May 1, 2005 choose within 60 days of their hire date to participate in one of the new retirement plans: the Personal Pension Account or the Personal Investment Account (PIA). The PPA is a cash balance component of the Medtronic, Inc. Retirement Plan, and the PIA is a component of the Medtronic, Inc. 401(k) Plan.

Messrs. Ellis and O'Connell participate in the MRP component of the Medtronic, Inc. Retirement Plan. The Medtronic, Inc. Retirement Plan is a funded, tax-qualified, noncontributory defined-benefit pension plan that covers all eligible employees employed with the Company prior to April 30, 2005 who elected to remain in the MRP, including the Messrs. Ellis and O'Connell. Effective May 1, 2005, the Company froze the MRP to new entrants and provided all eligible employees the option of continuing to accrue retirement benefits under the MRP or participate in one of two new options being offered. All eligible NEOs hired prior to May 1, 2005, elected to continue participation in the MRP. Benefits under the MRP are based upon the employee's years of credited service and the average of the employee's highest five consecutive years of covered compensation during the employee's career while covered under the MRP. Employees have the option of providing for a survivorship benefit upon the employee's death by making the appropriate election at the time of retirement. Covered compensation includes

base salary, formula bonus and incentive plan payments, sales commissions, salary reduction contributions (such as to a cafeteria plan or medical plan) or salary continuation payments for short-term disability, but excludes compensation paid under the LTPP or the performance share plan (the predecessor to the LTPP). In addition, the IRS limits the amount of covered compensation that can be used in the benefit calculation. For the most recent plan year, that limit is $250,000. Normal retirement age under the plan is age 65. Eligible employees may retire upon reaching age 55 with at least ten years of service or upon reaching age 62 without regard to years of service. Any retirement prior to normal retirement age is considered "early retirement" and the benefit includes a reduction for early commencement of benefits.

Benefits under the MRP are calculated as a monthly annuity by taking 40% of the final average covered compensation less a social security allowance (which varies by individual based upon year of birth) and multiplying this result by years of credited service under the MRP. That result is then divided by 30 to yield the benefit at normal retirement age, with an early retirement factor applied to calculate the early retirement benefit. The age at the time that benefits are commenced is used to determine the early retirement reduction amount. The maximum reduction amount is 50% and applies if benefits are commenced at age 55. Employees with over 30 years of service receive 0.5% for every year of credited service in excess of 30 years.

Mr. Ishrak is a participant in the Personal Pension Account (PPA) component of the Medtronic Inc. Retirement Plan. The PPA is a tax-qualified cash balance defined benefit pension plan available to employees hired after April 30, 2005. The Company contributes 5% of eligible compensation for each year of participation into the participant's account. Eligible compensation under the PPA matches the MRP discussed above. Additionally, each year a participant's account will earn interest at a rate equal to the 10-year U.S. Treasury bond rate. For the fiscal year ended April 26, 2013 the interest rate was equal to 2.17%. Each participant's account has a 3-year vesting requirement. The PPA value will be forfeited if the participant leaves the Company before the 3-year service requirement. Vested benefits in the PPA are portable and participants may receive distributions for any purpose, but may then be subject to taxation. A PPA participant leaving the Company may receive distributions in the following ways: 1) roll over benefit into another tax-qualified plan or certain IRAs; 2) lump-sum cash payment; 3) leave the PPA balance in the plan (which will continue to earn returns equal to the 10-year U.S. Treasury bond rate); and 4) various monthly annuity options, including single life, ten-year certain and joint and survivor options.

The benefits currently paid under the Medtronic, Inc. Retirement Plan are limited to an annual maximum of $200,000, in accordance with IRS requirements. The Company also has an unfunded Nonqualified Retirement Plan Supplement (the "NRPS") that provides an amount substantially equal to the difference between the amount that would have been payable to the executive under the Medtronic, Inc. Retirement Plan in the absence of legislation limiting pension benefits and earnings that may be considered in calculating pension benefits and the amount actually payable under the plan. This is available to all participating employees whose income or benefits exceed the IRS maximum, not just the executive officers. Compensation used in the calculation of the NRPS benefit includes eligible compensation in excess of the IRS limitation and amounts deferred (excluding amounts paid and deferred under the LTPP or the performance share plan) pursuant to the Capital Accumulation Plan. NRPS benefits are determined based on the qualified plan formula that the executive elected to participate in. The NRPS benefit is calculated based on the MRP or PPA respective formula. The NRPS benefit calculated on the MRP formula is reduced based on the participant's age at the end of the month following separation from service (within the meaning of Section 409A of the Internal Revenue Code, generally, retirement, termination of employment, or significant reduction in work schedule). Upon separation from service, the amount of retirement benefits earned under the NRPS is calculated. The monthly benefit is the sum of the monthly principal amount and the monthly interest. The monthly interest is determined based on a declining balance schedule using an interest rate of 6%. Upon separation from service, the amount of retirement benefits earned under the NRPS are calculated. If the lump sum value is less than $100,000, it is paid out as a lump sum six months after separation from service. If the lump

sum value exceeds $100,000, the value is paid out over a 15 year period in the form of a monthly annuity commencing six months after the separation from service. In the event of the employee's death prior to the completion of the 15 year payment cycle, any remaining benefits from the NRPS are payable per the beneficiary designation on record. If a beneficiary is not named the benefit is payable to the employee's surviving spouse, if there is no surviving spouse, to the children or if no survivors, the estate.

2013 NONQUALIFIED DEFERRED COMPENSATION

Name		Executive Contributions in Last FY[2]	Registrants Contributions in Last FY[3]	Aggregate Earnings in Last FY[4]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE[5]
Omar Ishrak[1]	CAP	$ 0	$ 0	$ 0	$0	$ 0
	NRPS	$ 0	$ 0	$ 0	$0	$ 0
	RSUs	$ 0	$ 0	$ 0	$0	$ 0
	ESOP	$ 0	$ 0	$ 0	$0	$ 0
Gary L. Ellis	CAP	$491,654	$ 0	$116,486	$0	$1,324,355
	NRPS	$ 0	$ 0	$ 0	$0	$ 0
	RSUs	$ 0	$ 0	$314,974	$0	$1,522,003
	ESOP	$ 0	$ 0	$ 12,620	$0	$ 60,982
Christopher J. O'Connell	CAP	$ 0	$ 0	$192,222	$0	$1,927,437
	NRPS	$ 0	$ 0	$ 0	$0	$ 0
	RSUs	$ 0	$ 0	$ 0	$0	$ 0
	ESOP	$ 0	$ 0	$ 3,748	$0	$ 18,120
Michael J. Coyle	CAP	$693,558	$ 0	$ 42,921	$0	$1,000,580
	NRPS	$ 0	$34,923	$ 6,713	$0	$ 105,899
	RSUs	$ 0	$ 0	$ 0	$0	$ 0
	ESOP	$ 0	$ 0	$ 0	$0	$ 0
D. Cameron Findlay[1]	CAP	$ 0	$ 0	$ 0	$0	$ 0
	NRPS	$ 0	$32,071	$ 10,991	$0	$ 122,544
	RSUs	$ 0	$ 0	$ 0	$0	$ 0
	ESOP	$ 0	$ 0	$ 0	$0	$ 0

CAP = Capital Accumulation Plan
NRPS = Nonqualified Retirement Plan Supplement
RSUs = Restricted Stock Units
ESOP = Employee Stock Ownership Plan

(1) Messrs. Ishrak and Findlay have not participated in the Capital Accumulation Plan (CAP).

(2) The following amounts of Executive Contributions from the table above have been reported in Salary and Non-Equity Incentive Plan Compensation columns in the current year's Summary Compensation Table:

Name	Contributions
Omar Ishrak	$ 0
Gary L. Ellis	491,654
Christopher J. O'Connell	0
Michael J. Coyle	693,558
D. Cameron Findlay	0

(3) These amounts are included in the current year's Summary Compensation Table in the All Other Compensation column.

(4) No amounts of Aggregate Earnings from the table above have been reported in the current year's Summary Compensation Table for any of our NEOs since the earnings were not preferential or above market.

(5) The following amounts of Aggregate Balance from the table above have been reported in the Summary Compensation Table from prior fiscal years:

Name	Contributions
Omar Ishrak	$ 0
Gary L. Ellis	$1,138,811
Christopher J. O'Connell	$ 174,320
Michael J. Coyle	$ 956,547
D. Cameron Findlay	$ 0

Capital Accumulation Plan

The Capital Accumulation Plan allows U.S. executives of Medtronic to defer:

- Up to 50% of their base salary;
- Up to 100% of their annual incentive plan payments;
- Up to 80% of their commissions (applicable only to those executives in a commission plan); and
- Up to 100% of their cash long-term incentive plan payments.

The minimum amount of each reward element that may be deferred is 10%. Medtronic does not make any contributions to the Capital Accumulation Plan — the aggregate balances shown above represent amounts that the NEOs earned but elected to defer, plus gains (or losses).

Participants receive credits of gains or losses daily based on funds that are indexed to 26 investment alternatives, which are all also available under the 401(k) Plan. Investment returns for these investment alternatives are shown below:

	Return on Funds April 27, 2012 to April 26, 2013
Medtronic Common Stock Fund	24.97%
Interest Income Fund	2.25%
Wellington Fund Inv	14.79%
IronBridge SMID Fund	14.00%
Inst Index Fund Inst	16.90%
PRIMECAP Fund Investor	23.87%
Windsor II Fund Inv	18.47%
International Growth Inv	12.72%
Total Bond Mkt Index Inst	3.62%
Extended Mkt Index Inst	18.66%
Target Retirement Income	7.49%
Target Retirement 2010	9.05%
Target Retirement 2015	10.62%
Target Retirement 2020	11.72%
Target Retirement 2025	12.69%
Target Retirement 2030	13.63%
Target Retirement 2035	14.54%
Target Retirement 2040	15.09%
Target Retirement 2045	15.11%
Target Retirement 2050	15.22%
Target Retirement 2055	15.11%
Target Retirement 2060	15.42%
Inflation-Protect Sec Inv	4.53%
10T-100	3.96%
10T-120	4.76%

When participants elect to defer amounts, they also select when the amounts will ultimately be distributed. Distributions may be made on a certain future date (as long as that date is at least five years beyond the period of deferral) or at retirement, or, for specified employees under Section 409A of the Internal Revenue Code, six months after the date of retirement (in the form of a lump sum distribution or installments over five, 10 or 15 years). All distributions are made in cash, and there are limited opportunities to change the distribution elections. These include a hardship withdrawal and a "redeferral" election that must be made at least 12 months prior to a scheduled payment (and only if the redeferral is for at least an additional five years).

RSUs

The Medtronic, Inc. 2003 Long-Term Incentive Plan permitted a participant to defer the issuance of shares or cash deliverable upon the exercise of an option or stock appreciation right, vesting of restricted stock, or satisfaction of other stock-based awards or other cash-based awards, for a specified period or until a specified date.

Participants are entitled to receive dividend equivalents on the RSUs generally in the same manner and at the same time as if each RSU were a share. These dividend equivalents are credited in the form of additional RSUs.

The deferred RSUs are payable on the date six months or one year following a separation from service, pursuant to individual award agreements. The Company may require participants to return or forfeit the shares received or receivable in the event the participant is involved in performing services for or on behalf of a competitor, a violation of applicable business ethics policies or any other occurrence determined by the Compensation Committee.

ESOP

Medtronic previously sponsored a non-qualified employee stock ownership plan ("ESOP") to restore certain qualified employee benefits that could not be allocated due to IRS limitations. The qualified ESOP expired in May 2005, and accordingly no additional contributions were made by Medtronic into the non-qualified ESOP. All participants in the ESOP are fully vested. Dividends are credited to the ESOP account each year and the account balance is distributed in a lump sum of shares of Medtronic stock in the fiscal year following termination or retirement. Active employees cannot take distributions from the account.

Nonqualified Retirement Plan Supplement (NRPS)

The NRPS benefit calculated based on the Personal Investment Account formula is equal to 5% of the eligible compensation in excess of the IRS limitation and amounts deferred (excluding any LTPP CAP deferrals). Upon separation from service, within the meaning of Section 409A of the Internal Revenue Code (generally, retirement, termination of employment, or significant reduction in work schedule), the amount of retirement benefits earned under the NRPS are calculated. If the lump-sum value is less than $100,000, it is paid out as a lump sum six months after separation from service. If the lump-sum value exceeds $100,000, the value is paid out over a 15-year period in the form of a monthly annuity commencing six months after separation from service. The monthly benefit is the sum of the monthly principal amount and the monthly interest. The monthly interest is determined based on a declining balance schedule using an interest rate of 6%. In the event of the employee's death prior to the completion of the 15-year payment cycle, any remaining benefits from the NRPS are payable per the beneficiary designation on record. If a beneficiary is not named, the benefit is payable to the employee's surviving spouse, if there is no surviving spouse, to the children or if no survivors, the estate.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Letter Agreements. Mr. Ishrak is party to a letter agreement with the Company which provides severance payments and benefits under certain termination events. In the event Mr. Ishrak's employment is terminated by the Company without "cause" (as defined in the letter agreement with Mr. Ishrak) or by Mr. Ishrak for "good reason" (generally defined to include material reduction in salary or MIP target award, material adverse change in title, position and authority, required relocation in excess of 50 miles, and material breach by the Company of the letter agreement with Mr. Ishrak), Mr. Ishrak will be entitled to the following payments:

(i) a pro rata MIP bonus for the year of termination based on actual performance and paid when MIP bonuses are paid generally, (ii) a lump sum equal to two times the sum of Mr. Ishrak's annual base salary and target annual cash opportunity under the MIP, (iii) the value of 24 months of continued welfare benefits, (iv) full vesting of the time-based RSUs granted upon his appointment to CEO on June 13, 2011, and (v) full satisfaction of the time vesting requirement of the PBRSUs granted to Mr. Ishrak on June 13, 2011, however the PBRSUs will still be subject to the Company's achievement of minimum earnings goals otherwise applicable to such PBRSUs under the terms of the award. These severance payments and benefits are subject to Mr. Ishrak's execution of a general release and continued compliance with the Company's standard confidentiality policies, a two-year non-competition and one-year non-solicitation agreement.

Messrs. Coyle and Findlay are each party to letter agreements with the Company that specify cash severance payments under certain termination events. Mr. Findlay is entitled to receive one times his annual base salary upon termination by the Company without cause. Mr. Coyle is entitled to receive one times his annual base salary plus his MIP bonus upon termination by the Company without cause. Except as disclosed in this section, no other NEO is party to any agreement that provides for severance benefits in excess of the broad-based plans or benefits available to all employees of Medtronic.

The table below illustrates the payments due to Messrs. Ishrak, Coyle and Findlay upon involuntary termination as described in the section above assuming a termination date of April 26, 2013.

Name	Severance Amount[(1)]	Restricted Stock Unit Vesting[(2)]	Welfare Benefits[(3)]	Total
Omar Ishrak	$9,156,298	$16,874,717	$28,553	$26,059,568
Michael J. Coyle	$1,241,350			$ 1,241,350
D. Cameron Findlay[(4)]	$ 638,000			$ 638,000

(1) Mr. Ishrak's amount includes the fiscal year 2013 earned MIP payment ($2,417,098), plus two times Mr. Ishrak's base salary ($1,404,000) plus his target MIP opportunity ($1,965,600). Mr. Coyle's amount represents his current base salary ($671,000) plus his target MIP opportunity ($570,350). Mr. Findlay's amount represents his current base salary.

(2) This amount represents the value of the unvested RSUs ($11,524,169) and PBRSUs ($5,350,548) granted on June 13, 2011 using April 26, 2013's closing price of $46.36. For purposes of this award, it is assumed the PBRSUs will pay out at a target level of performance.

(3) Amount represents payments for health benefits.

(4) Mr. Findlay will not receive any benefits as described herein as a result of his voluntary resignation from the Company on July 12, 2013.

Change-of-Control Agreements. NEOs are not entitled to any benefits upon death, disability, early retirement, normal retirement or termination for cause other than those benefits that are offered to all employees. Under Medtronic's change-of-control agreements, no benefits are payable to an executive officer unless both a change of control and a termination of the executive for other than

cause or for "good reason" as defined by the agreement occurs. This is known as a *double trigger.* Absent a "change of control," the agreements do not require Medtronic to retain the executives or to pay them any specified level of compensation or benefits.

Each agreement provides that for three years after a "change of control"— *the first trigger* — there will be no adverse change in the executive's salary, bonus opportunity, benefits or location of employment. If during this three-year period the executive's employment is terminated by Medtronic other than for cause, or if the executive terminates his employment for good reason (as defined in the agreements, and including compensation reductions, demotions, relocation and excess travel) — *the second trigger* — the executive is entitled to receive payment of accrued salary and annual and long-term incentives through the date of termination as well as accrued vacation pay, accrued pension benefits and any outstanding deferred compensation, and, except in the event of death or disability, a lump sum severance payment equal to three times the sum of his or her base salary and annual bonus. Additionally, the executive is entitled to certain retirement and welfare benefits as further described below. None of the change of control agreements include provisions for an excise tax gross up.

Generally, and subject to certain exceptions, a "change of control" is deemed to have occurred if:

- a majority of Medtronic's Board of Directors becomes comprised of persons other than persons for whose election proxies have been solicited by the Board, or who are then serving as directors appointed by the Board to fill vacancies caused by death or resignation (but not removal) of a director or to fill newly created directorships;
- another party becomes the beneficial owner of at least 30% of Medtronic's outstanding voting stock; or
- Medtronic merges or consolidates with another party (other than certain limited types of mergers), or exchanges shares of voting stock of Medtronic for shares of another corporation pursuant to a statutory exchange, sells or otherwise disposes of all or substantially all of Medtronic's assets, or is liquidated or dissolved.

If a "change of control" of Medtronic occurs, awards under Medtronic's annual incentive plans will accelerate and, subject to certain limitations set forth in the plan, each participant will be entitled to a final award based on certain assumptions as to target performance and salary. On August 27, 2008, shareholders approved the Medtronic, Inc. 2008 Stock Award and Incentive Plan, which is the only plan under which equity compensation awards may be granted. Generally, Medtronic's previous long-term incentive plans and related agreements provide that in the event of a "change of control" of Medtronic, all stock options will become immediately exercisable in full, all restrictions under outstanding restricted stock or units will immediately lapse, and performance cash awards will immediately vest and pay out in full based on certain assumptions as to the anticipated performance which would have been achieved during the remainder of the performance period. However, for awards granted under the Medtronic, Inc. 2008 Stock Award and Incentive Plan and related agreements, stock options will only become exercisable in full, and all restrictions under such outstanding restricted stock or units (including PBRSUs) will only lapse, if the award is not replaced by a qualifying replacement award that satisfies certain conditions set forth in the plan or, if a replacement award is granted, upon termination of a participant's employment by the Company without cause or by the participant for good reason during the two years following the date of the change of control.

If a "change of control" occurs during a plan year, subject to certain limitations, Medtronic's matching contribution to the 401(k) Plan will equal the greater of Medtronic's target percentage matching contribution, or if the "change of control" occurs after the first quarter of a plan year, the percentage contribution Medtronic would have made upon completion of the plan year based on performance as most recently projected by Medtronic prior to the "change of control" and disregarding the effects of the "change of control."

The table below reflects estimated payments for our NEOs as a result of the change of control agreements, assuming (1) the change of control occurred and (2) the Company terminates employment other than for cause or disability or the executive terminates employment for good reason, on April 26, 2013.

Name	Severance Amount(1)(2)	Long-Term Performance Plan Payouts(3)	Accelerated Vesting of Stock Options(4)	Restricted Stock Unit Vesting(5)	Present Value of Increased Pension Benefits(6)	Other(7)	Total
Omar Ishrak	$11,463,295	$4,929,453	$4,973,184	$23,983,513	$718,324	$110,969	$46,178,738
Gary L. Ellis	$ 2,781,147	$1,400,000	$1,868,065	$ 2,842,934	$715,605	$ 94,523	$ 9,702,274
Christopher J. O'Connell	$ 2,801,487	$1,282,750	$1,777,058	$ 2,997,267	$275,886	$106,092	$ 9,240,540
Michael J. Coyle	$ 4,117,078	$1,282,750	$1,637,581	$ 3,482,193	$ 0	$245,056	$10,764,658
D. Cameron Findlay	$ 3,796,917	$1,050,000	$1,466,511	$ 3,218,080	$ 0	$239,711	$ 9,771,219

(1) This amount is three times the sum of (a) the executive's base salary at the time of termination and (b) the greater of fiscal year 2013's annual bonus or the average of the annual bonuses for the three most recently completed fiscal years.

(2) This amount has been reduced for each of Mr. Ellis and Mr. O'Connell so as to not incur excise taxes under Section 280G.

(3) This amount represents the unvested projected payments of the 2012-2014 LTPP and the unvested projected payments of the 2013-2015 LTPP.

(4) This amount represents the market gain (or intrinsic value) of unvested options as of April 26, 2013 at the closing price on that date of $46.36.

(5) This amount represents the value of unvested restricted stock units and PBRSUs as of April 26, 2013 at the closing price on that date of $46.36.

(6) This amount reflects the estimated present value of additional pension benefits due to the NEO upon a change of control assuming an additional three years of age and service.

(7) This amount represents the estimated value of the continuation of Company contributions to certain retirement plans (including the 401(k) plan, the qualified and nonqualified plan), and health and miscellaneous welfare benefits for three years.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about Medtronic's common stock issuable upon the exercise of options, warrants and rights under all existing equity compensation plans in effect as of April 26, 2013, including the Medtronic, Inc. 2008 Stock Award and Incentive Plan, the Medtronic, Inc. 2003 Long-Term Incentive Plan, the Medtronic, Inc. 2005 Employees Stock Purchase Plan, the Medtronic, Inc. — Kyphon Inc. 2002 Stock Plan and the 1998 Outside Director Stock Compensation Plan.

	(a)(3)	(b)	(c)(4)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	72,692,994	$38.28	36,897,962
Equity compensation plans not approved by security holders(2)	263,635	$30.31	0

(1) Awards under the Medtronic, Inc. 2008 Stock Award and Incentive Plan may consist of stock options, stock appreciation rights, restricted stock, performance-based restricted stock, restricted stock units, other stock-based awards and performance cash awards. No more than 5% of the shares will be granted pursuant to restricted stock awards if such award will vest in full prior to three years from the award date or if a condition to such vesting is based, in whole or in part, upon performance of the shares or any aspect of Medtronic's operations and such vesting could occur over a period of less than one year from the award date.

(2) The table includes information regarding options, warrants or rights assumed in connection with acquisitions completed prior to April 26. 2013. In connection with such acquisitions, Medtronic has assumed options, warrants and rights to purchase securities of the acquired company that were outstanding at the time of the acquisition, and has treated these as options, warrants and rights to acquire Medtronic common stock based upon conversion ratios negotiated in each acquisition. As of April 26, 2013, 255,542 shares of Medtronic common stock were issuable upon the exercise of options, warrants and rights assumed in connection with acquisitions and the weighted average exercise price of such options, warrants and rights was $29.80 per share. No additional options, warrants or rights may be granted under the plans that govern options, warrants or rights assumed in connection with acquisitions.

(3) Column (a) includes 62,019,762 shares issuable upon exercise of outstanding options, with a weighted average exercise price of $44.98 and the following equity awards which increase the number of shares in column (a) and decrease the number of shares in column (c): 10,043,133 restricted stock units in approved plans, 498,301 dividend equivalent units in approved plans, 147,243 shares issuable pursuant to a non-qualified employee stock ownership plan in approved plans, and 248,190 vested units or exercised shares deferred and not yet issued in approved plans. Column (a) excludes 14,702 unvested restricted stock awards, as they are already issued and included in outstanding shares.

(4) Column (c) includes 7,935,216 shares available for issuance as of April 26, 2013 under the Medtronic, Inc. 2005 Employees Stock Purchase Plan and 28,962,746 shares available for issuance as of April 26, 2013 under the Medtronic, Inc. 2008 Stock Award and Incentive Plan.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee represents and assists the Board of Directors in its oversight of the integrity of Medtronic's financial reporting and compliance programs. In particular, the Audit Committee reviews the independence, qualifications and performance of Medtronic's independent registered public accounting firm and the performance of its internal auditors. The Audit Committee also has responsibility for oversight of Medtronic's compliance with legal and regulatory requirements. In this role, the Audit Committee, among other things, oversees Medtronic's policies and programs reasonably designed to ensure that Medtronic's relationships with, and payments to, health care providers are appropriate and lawful, and receives reports of Company and third-party reviews of such matters. As of the date of this report, the Audit Committee consisted of the four members listed below, each of whom is an independent director in accordance with SEC and New York Stock Exchange requirements and meets additional independence standards applicable to audit committee members. Shirley Ann Jackson, Kendall J. Powell, Robert C. Pozen and Jack W. Schuler each qualifies as an "audit committee financial expert" within the meaning of that term as defined by the SEC pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Medtronic's management is responsible for preparing Medtronic's financial statements and the overall reporting process, including Medtronic's system of internal controls. The Audit Committee is directly responsible for the compensation, appointment and oversight of Medtronic's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), that reports directly to the Audit Committee. The independent registered public accounting firm is responsible for auditing the financial statements and expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles in the United States ("U.S. GAAP") and auditing the Company's internal control over financial reporting. The Audit Committee also meets privately in separate executive sessions periodically with management, internal audit, compliance and representatives from Medtronic's independent registered public accounting firm.

In this context, the Audit Committee has held discussions with management and PricewaterhouseCoopers. Management represented to the Audit Committee that Medtronic's consolidated financial statements were prepared in accordance with U.S. GAAP, and the Audit Committee has reviewed and discussed the audited financial statements with management and PricewaterhouseCoopers.

PricewaterhouseCoopers has informed the Audit Committee that, in its opinion, the consolidated balance sheets and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows that accompany Medtronic's 2013 Annual Report present fairly, in all material respects, the financial position of Medtronic and its subsidiaries at April 26, 2013 and April 27, 2012, and the results of Medtronic's operations and cash flows for each of the three fiscal years in the period ended April 26, 2013 are in conformity with U.S. GAAP.

The Audit Committee also has discussed with PricewaterhouseCoopers the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees), as amended, and requested any other relevant input from PricewaterhouseCoopers. PricewaterhouseCoopers provided to the Audit Committee, and the Audit Committee received, the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers' communications with the audit committee concerning independence, and the Audit Committee discussed with PricewaterhouseCoopers their independence.

Based on the considerations above, the Audit Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the audited financial statements in Medtronic's Annual Report on Form 10-K for fiscal year 2013 for filing with the Securities and Exchange Commission. The Audit Committee has selected PricewaterhouseCoopers as Medtronic's independent registered public accounting firm for fiscal year 2014. Audit and any permitted non-audit services provided to Medtronic by PricewaterhouseCoopers are pre-approved by the Audit Committee.

AUDIT COMMITTEE:

Shirley Ann Jackson, Ph.D., Chair
Kendall J. Powell
Robert C. Pozen
Jack W. Schuler

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by PricewaterhouseCoopers for the audit of Medtronic's annual financial statements for the fiscal years ended April 27, 2012 and April 26, 2013, and fees for other services rendered by PricewaterhouseCoopers. One hundred percent (100%) of all audit, audit-related, tax and all other fees were approved by the Audit Committee.

	Fiscal 2012	Fiscal 2013
Audit Fees[1]	$7,269,000	$6,545,000
Audit-Related Fees[2]	53,000	1,334,000
Tax Fees[3]	347,000	333,000
All Other Fees[4]	1,548,000	558,000

(1) Audit services consisted principally of domestic and international audits, statutory audits and assessment of internal control over financial reporting. In fiscal year 2012, audit fees included services related to the Physio-Control historical three year carve-out audit.

(2) Audit-related services in fiscal year 2013 consisted principally of services related to pre-acquisition due diligence in connection with the acquisition of China Kanghui Holdings.

(3) Tax advisory fees in fiscal years 2012 and 2013 consisted principally of services related to assistance with transfer pricing and tax compliance.

(4) Other service fees for fiscal years 2012 and 2013 included independent review organization services pertaining to the Kyphon and Spine Corporate Integrity Agreements and services in connection with the closing balance sheet audit and interim review procedures related to the Physio-Control divestiture.

PROPOSAL 2 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Director's Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the Company's financial statements. The Audit Committee has appointed PricewaterhouseCoopers LLP as our independent external auditor for the fiscal year ending April 25, 2014. PricewaterhouseCoopers LLP has been retained as our external auditor continuously since fiscal year 1963. The Audit Committee is responsible for the audit fee negotiations associated with the retention of PricewaterhouseCoopers. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of our independent external audit firm. Further, in conjunction with the mandated rotation of the auditing firm's lead engagement partner, the Audit Committee and its chairperson are directly involved in the selection of PricewaterhouseCoopers' new lead engagement partner. The members of the Audit Committee and the Board believe that the continued retention of the PricewaterhouseCoopers to serve as the Company's independent external auditor is in the best interests of the Company's shareholders.

As required by the Audit Committee Charter, the Board of Directors is submitting the selection of PricewaterhouseCoopers LLP for shareholders' ratification at the Annual Meeting. If the shareholders do not so ratify, the Audit Committee will reconsider its selection.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they desire and are expected to be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* RATIFICATION OF THIS APPOINTMENT.

Effect of Proposal

Even if the selection of PricewaterhouseCoopers LLP is ratified, the Audit Committee may change the appointment at any time during the year if it determines that a change would be in the best interest of the Company and its shareholders. The Audit Committee will consider the outcome of this vote in its decision to appoint an independent registered public accounting firm next year, but is not bound by the shareholders' vote.

PROPOSAL 3 — ADVISORY RESOLUTION TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION ("SAY-ON-PAY")

Section 14A of the Exchange Act requires that we provide our shareholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our NEOs as disclosed pursuant to Item 402 of Regulation S-K in the Compensation Discussion and Analysis ("CD&A"), tabular disclosures and related narrative of this proxy statement, a so-called "Say-on-Pay" vote. The Board of Directors has adopted a policy of providing for annual "Say-on-Pay" advisory votes. The next such advisory vote will occur at our 2014 Annual Meeting of Shareholders.

As discussed in more detail in the CD&A, Medtronic's Executive Compensation Program Philosophy is designed to attract, motivate and retain top talent; emphasize incentive compensation alignment with sustained profitable growth; align with shareholder interests by encouraging executive stock ownership and linking a meaningful portion of compensation to the value of Medtronic common stock; favor moderate cash allowances instead of Company-provided perquisites; and discourage inappropriate risk taking.

All executive compensation elements are targeted within the median range of our competitive market, with actual compensation delivered based on Company and individual performance. Performance-based compensation constitutes 80% to 88% of NEO compensation, and long-term performance-based compensation constitutes 63% to 72% of NEO compensation. Fiscal year 2013 had strong financial results, and the Company's top-line and bottom-line growth rates were both above the target range of the potential performance payout. In light of these business results, the Company's annual incentive plan and long-term performance plan paid out at 122.97% and 76.32% of targeted amounts, respectively. Also in line with the above median financial performance in fiscal year 2013, base pay and annual incentives paid to the Company's NEOs in fiscal year 2013 were aligned with its executive compensation peer companies.

In addition to aligning total compensation with Company performance, the Company has actively promoted an overall compensation philosophy that is in the best interests of the Company's shareholders. For example, change-of-control agreements no longer include any excise tax gross-up provisions, and the Company does not provide excessive perquisites or benefits to our NEOs. Also, in furtherance of pay practices preferred by institutional shareholders, equity awards granted under the Medtronic, Inc. 2008 Stock Award and Incentive Plan that are replaced in connection with a change of control do not vest on the occurrence of a change of control and instead vest only if a participant is involuntarily terminated within a limited period following the change of control. The Company requires each executive to retain significant portions of his or her equity compensation awards and continues to follow a broad clawback policy that allows the Company to recapture equity compensation and other incentive awards paid to an executive who engages in misconduct.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE *FOR* APPROVAL OF THE FOLLOWING RESOLUTION:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation awarded to the named executive officers, as described in the CD&A, tabular disclosures, and other narrative executive compensation disclosures in this proxy statement."

Effect of Proposal

The Say-on-Pay resolution is non-binding. The approval or disapproval of this proposal by shareholders will not require the Board or the Compensation Committee to take any action regarding Medtronic's executive compensation practices. The final decision on the compensation and benefits of our executive officers and on whether, and if so, how, to address shareholder disapproval remains with the Board and the Compensation Committee. The Board, however, values the opinions of our shareholders as expressed through their votes and other communications. Although the resolution is non-binding, the Board will carefully consider the outcome of the advisory vote on executive compensation and shareholder opinions received from other communications when making future executive compensation decisions.

PROPOSAL 4 — APPROVAL OF THE MEDTRONIC, INC. 2013 STOCK AWARD AND INCENTIVE PLAN

Our Board of Directors has adopted the Medtronic, Inc. 2013 Stock Award and Incentive Plan (the "2013 Plan"), subject to approval by our shareholders at the 2013 Annual Meeting. Approval by shareholders is being sought in order to: (1) meet the shareholder approval requirements of the New York Stock Exchange; (2) obtain approval of the material terms of the 2013 Plan, including performance criteria and individual award limitations, for purposes of qualifying certain compensation under the 2013 Plan as performance-based compensation under Section 162(m) of the Internal Revenue Code (the "Code"); and (3) qualify certain stock options authorized under the 2013 Plan for treatment as incentive stock options for purposes of Section 422 of the Code.

The shares reserved for use under Medtronic's current incentive plan, the 2008 Stock Award and Incentive Plan (the "2008 Plan"), are expected to be substantially utilized by 2014. If approved, the 2013 Plan will replace the 2008 Plan and the 2008 Plan will remain in existence solely for the purpose of addressing the rights of holders of existing awards already granted under the 2008 Plan. Medtronic will not be granting any new awards under the 2008 Plan following shareholder approval of the 2013 Plan and all unused shares available for grant at that time will be included in the 2013 Plan. As of April 26, 2013, there were 28,962,746 shares of our Common Stock remaining available for awards under the 2008 Plan. The number of shares of our Common Stock which will be authorized for issuance under the 2013 Plan is the sum of 50,000,000 plus any shares which are available for grant as of August 22, 2013 under the 2008 Plan; plus any shares which become available under certain predecessor plans as described below under "Limits on Awards We May Issue Under the Plan — Share Limits". The other principal elements of the 2013 Plan are summarized below.

Key Highlights

Key Component of Compensation. As discussed in this Proxy's CD&A, Medtronic's long-term incentive plan, which includes stock-based compensation, is a key component of total compensation for NEOs because it represents the majority of earning opportunity and aligns NEO pay with longer term Medtronic performance. Medtronic balances the need to attract and retain talent executives who can successfully drive longer term performance in a highly competitive business with efforts to mitigate the dilutive effect of stock-based compensation. Medtronic's annual share repurchase program more than offsets the dilutive effect of stock based compensation.

Alignment. We believe that our long-term incentive compensation program aligns the interests of employees, officers, directors and our long-term shareholders to create long-term shareholder value. The 2013 Plan continues our ability to achieve this objective by providing us with the ability to continue granting various types of incentive awards, which we believe will help us continue to attract, retain, and motivate employees, officers and directors.

- *Determination of Share Amounts.* In determining the terms of the 2013 Plan and the amount of the 2013 Plan share reserve, our Board of Directors considered the factors above and a number of other factors, including the competitive market practice for eligible employees, size of grants, purpose and frequency of grants.

- *Historical amounts of equity awards.* Our three-year annual number of shares granted, calculated based on methodology recommended by proxy advisory firms, was approximately 12.8 million shares in 2012, 16.0 million shares in 2011, and 14.4 million shares in 2010. However, these amounts are not necessarily indicative of the shares that might be awarded over at least the next three years under the proposed 2013 Plan.
- *Historical equity award burn rate.* Our three-year average annual equity grant rate, or "burn rate," for the 2010-2012 period, was 1.37%, which has remained below standards recommended by proxy advisory firms and institutional shareholders.
- *Current and projected overhang percentage.* As of April 26, 2013, we had 101.2 million shares of our common stock subject to outstanding equity awards or available for future equity awards under our equity compensation plans, which represented approximately 9.1% of fully diluted common shares outstanding calculated based on methodology recommended by proxy advisory firms. The 50 million new shares proposed to be included in the 2013 Plan share reserve would increase the overhang percentage by an additional 3.9% to approximately 13.0%, which is just above the median for Medtronic's executive compensation comparator companies. Again, Medtronic's annual share repurchase program more than offsets the dilutive effect of stock-based compensation.
- *Anticipated duration.* If we continue making equity awards consistent with our practices over the past three years as set forth above, we estimate that the shares available for future awards, including the 50 million additional shares if the 2013 Plan is approved, will be sufficient for Plan awards for at least three years.

One purpose of this Proposal 4 is to enable us to grant awards under the plan that are not subject to the limits on deductibility imposed by Section 162(m) of the Internal Revenue Code of 1986, as amended. Section 162(m) generally does not allow a publicly held company to obtain tax deductions for compensation of more than $1 million paid in any year to its chief executive officer or any of its other three highest-paid executive officers other than the chief executive officer and chief financial officer. Payments that are "performance-based" in accordance with conditions specified under Section 162(m) are exempt from this limitation. One of those conditions is that shareholders approve the material terms of the performance goals that will be used to determine the amount of performance-based compensation to be paid. If the 2013 Plan is not approved by shareholders, the 2008 Plan will remain in effect. To the extent that we can continue to grant awards under the 2008 Plan that qualify as performance-based compensation for individuals who are covered employees under Section 162(m), we will continue to do so. To the extent that we cannot, we will consider other ways to appropriately compensate these individuals.

A summary of the basic features of the 2013 Plan is set forth below including minimum vesting requirements, limits on the accrual of dividends on unearned awards and recoupment of awards. The summary is subject to the specific provisions contained in the full text of the 2013 Plan set forth in Appendix A to this proxy statement. The 2013 Plan is consistent in substance with the 2008 Plan, including the following provisions:

- The creation of a "fungible" share reserve from which awards under the 2013 plan can be made, with stock options and stock appreciation rights depleting the reserve on a one-to-one basis, while other, "full value" awards deplete the pool on a three-to-one basis;
- The general stipulation of a minimum performance period of one year for performance awards, and a minimum ratable vesting period of three years for restricted stock and restricted stock unit awards;
- The provision that dividends and dividend equivalents may not be paid or accrue on unearned performance awards, stock options or stock appreciation rights;
- The general requirement of "double-trigger" vesting for stock awards as described below under "Change of Control;" and

- The stipulation that all awards under the 2013 Plan are subject to Medtronic's recoupment policy and other obligations of Medtronic with respect to the clawback of incentive based compensation.

Our Board of Directors recommends that shareholders approve the material terms of the 2013 Plan.

Summary of the Plan

*The following description of the 2013 Plan is only a summary of certain provisions thereof and is qualified in its entirety by reference to the full text of the 2013 Plan, a copy of which is included as **Appendix A** to this proxy statement.*

Purpose of the Plan

The purpose of the 2013 Plan is to give us a competitive advantage in attracting, retaining, and motivating officers, employees, directors, and consultants, to provide financial rewards that are intended to be deductible to the maximum extent possible as "performance-based compensation" within the meaning of Section 162(m), and to provide us with an incentive plan that gives officers, employees, directors, and consultants financial incentives directly linked to shareholder value.

Administration of the Plan

The 2013 Plan will be administered by a committee selected by our Board of Directors and composed of two or more directors. Each committee member will be a non-employee director as defined under federal securities law and an outside director as defined by regulations promulgated under Section 162(m). Unless otherwise determined by the Board of Directors, our Compensation Committee will administer the 2013 Plan.

The committee will have exclusive and final authority to administer and interpret the 2013 Plan, including the power to:

- Determine eligibility for participation;
- Establish performance goals for each participant;
- Determine the types of awards to be granted to participants; and
- Interpret the terms and provisions of the plan and any award.

Any determination made by the committee under the 2013 Plan will be made in the sole discretion of the committee, and such determinations will be final and binding on all persons.

The committee may delegate any of its powers and responsibilities in respect of the 2013 Plan, and our full Board of Directors may exercise any of the committee's powers and responsibilities. However, the committee may not delegate any of its powers or responsibilities, and the full Board of Directors may not exercise any of those powers or responsibilities, to the extent that those actions would cause an award that is intended to be exempt from the limits on deductibility under Section 162(m) to lose that exemption or would cause an award to a director or executive officer to fail to be exempt from short-swing profit recovery under Section 16(b) of the Exchange Act.

Eligible Participants in the Plan

The committee may select any or all of the following classes of persons to be granted awards under the plan:

- Members of our Board of Directors;
- Officers of, employees of, and consultants to Medtronic, Inc. and/or any of our subsidiaries or affiliates; and

- Individuals who have accepted offers of employment or consultancy from Medtronic, Inc., and/or from any of our subsidiaries or affiliates; provided, however, that no grant will be effective prior to the date on which such individual's employment or consultancy commences.

As of July 12, 2013, we had 12 members of the Board of Directors, more than 46,000 officers and employees and an unknown number of consultants.

Limits on Awards We May Issue Under the Plan

Share Limits. The maximum number of shares of our common stock that may be issued pursuant to awards granted under the 2013 Plan is 50,000,000, plus any shares which are available for grant as of August 22, 2013 under the 2008 Plan, plus any shares relating to the Company's Amended and Restated 1994 Stock Award Plan, the Medtronic, Inc. 1998 Outside Director Stock Compensation Plan, the Medtronic, Inc. Executive Incentive Plan, the Medtronic, Inc. — Kyphon Inc. 2002 Stock Plan, the Medtronic, Inc. 2003 Long-Term Incentive Plan or the Medtronic, Inc. 2008 Stock Award and Incentive Plan (collectively, the "Predecessor Plans") that become available for grants under the 2013 Plan as described below. The maximum number of shares that may be issued pursuant to incentive stock options granted under the plan is 75,000,000. For purposes of these limits, we will count each share issued pursuant to a stock option, stock appreciation right or performance cash award as one share, but each share issued pursuant to any other award as three shares (the "Share-Counting Ratio"). No individual participant may be granted (1) stock options and stock appreciation rights under the 2013 Plan relating to more than 2,000,000 shares during any fiscal year and (2) awards other than stock options and stock appreciation rights under the 2013 Plan relating to more than 2,000,000 shares during any fiscal year. For purposes of the individual limits we will count each share issued pursuant to awards under the 2013 Plan as one share.

The committee will adjust these maximums, the number and kind of shares that may be issued in respect of awards granted under the 2013 Plan and the exercise price of awards in certain specified circumstances such as stock splits, mergers, and other transactions. The committee may in its sole discretion adjust performance goals due to the occurrence of certain circumstances, unusual or recurring events or other extraordinary items as approved by the committee, except to the extent that doing so would cause an award intended to be exempt from Section 162(m) to fail to be exempt.

To the extent that any award under the 2013 Plan or the Predecessor Plans is forfeited, or any option and related tandem stock appreciation right or any free-standing stock appreciation right granted under the 2013 Plan or the Predecessor Plans terminates, expires, or lapses without being exercised, or any award is settled for cash, the shares subject to such awards not delivered as a result thereof shall thereupon become available for awards under the 2013 Plan, subject to the Share-Counting Ratio. In addition, if we grant awards in assumption or in substitution for an award of a company or business we acquire, shares issued in connection with the assumed or substituted awards will not count towards the share limits. In the event that any shares of our common stock are withheld by the Company or previously acquired shares are tendered by a participant to satisfy any tax withholding obligation with respect to an award other than a stock option or a stock appreciation right, then the shares so tendered or withheld shall automatically again become available for issuance under the 2013 Plan and correspondingly increase the total number of shares available under the overall 2013 Plan limit for issuance in accordance with the Share-Counting Ratio. However, the following shares will not again become available for issuance under the 2013 Plan: (a) any shares which would have been issued upon any exercise of a stock option but for the fact that the exercise price was paid by a "net exercise" as defined in the 2013 Plan or any previously acquired shares tendered by a participant in payment of the exercise price of a stock option; (b) any shares withheld by the Company or previously acquired shares tendered by a Participant to satisfy any tax withholding obligation with respect to a stock option or a stock appreciation right (but not other awards); (c) shares covered by a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right upon its exercise; and (d) shares that are repurchased by the Company using stock option exercise proceeds.

Limits on Certain Cash Awards. The 2013 Plan authorizes the committee to grant awards entitling a participant to payment of cash amounts subject to the attainment of certain performance goals established in accordance with the requirements of Section 162(m). We refer to such awards as "performance cash awards." The Company's Chief Executive Officer may not be paid more than $20,000,000 in respect of such awards during any fiscal year and no other individual participant may be paid more than $10,000,000 in respect of such awards during any fiscal year, including any amounts earned during such fiscal year and deferred. Awards that are cancelled will continue to be counted towards this individual limitation.

Types of Awards We May Issue Under the Plan

The 2013 Plan will allow us to grant awards based on shares of our common stock, including stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, other stock-based awards, performance-based restricted stock, and performance units. The closing price of a share of our common stock on the New York Stock Exchange on July 1, 2013 was $52.05. The 2013 Plan will also allow us to grant awards denominated in cash that are payable upon the attainment of performance goals established by the committee.

Stock Options. The 2013 Plan enables the committee to grant options to purchase our common stock at specified exercise prices to participants. Options may be granted as "incentive stock options," which are intended to qualify for favorable tax treatment under federal tax law, or "nonqualified stock options," which are not intended to receive such favorable treatment.

Under the 2013 Plan, the committee determines the number of options to be granted to each participant. Unless otherwise determined by the committee, each option grant will be evidenced by a stock option agreement that specifies the option exercise price, whether the options are intended to be "incentive stock options" or "nonqualified stock options," the duration of the options, the number of shares underlying the options, and any additional terms determined by the committee.

Generally, options will be subject to vesting during a period of at least one year following the date of grant. However, this vesting limitation will not apply: (a) to awards made in payment of earned performance-based awards and other earned cash-based incentive compensation; (b) upon a termination of employment due to death, disability or retirement; (c) upon a change of control; (d) to a substitute award that does not reduce the vesting period of the award being replaced; or (e) to awards involving an aggregate number of shares not in excess of five percent of the shares available for grant as options or free-standing stock appreciation rights.

The 2013 Plan provides that the committee may determine the exercise prices of options, but (except in limited circumstances involving awards assumed in certain corporate transactions) the exercise price of any option cannot be less than the fair market value of a share of our common stock on the date of grant; provided that incentive stock options granted to a ten-percent shareholder in the Company will have an exercise price no less that 110% of the fair market value of a share of our common stock on the date of grant. All options we grant under the plan will expire no later than ten years from the date we grant them.

The methods of exercising an option under the plan are set forth in the 2013 Plan itself. Stock options issued under the 2013 Plan are nontransferable except by will or the laws of descent, except for "nonqualified options," which will be transferable on terms set by the committee. The granting of an option under the 2013 Plan does not give the participant the rights of a shareholder; the participant gains those rights only after the option is exercised and the shares underlying the option are registered.

The committee may not, without prior shareholder approval, seek to "reprice" any previously granted "underwater" options or stock appreciation rights (options or stock appreciation rights whose exercise price is greater than the fair market value of our common stock) by (i) amending or modifying the terms of the option or stock appreciation right to lower the exercise price; (ii) canceling the

underwater option or stock appreciation right and granting either replacement options or stock appreciation rights having a lower exercise price; or other awards or cash in exchange; or (iii) repurchasing the underwater options or stock appreciation rights.

Stock Appreciation Rights. The 2013 Plan also enables the committee to grant awards of stock appreciation rights to participants. A stock appreciation right entitles the participant to receive, upon exercise, an amount equal to the excess, if any, of the fair market value of a share of our common stock over the exercise price of the stock appreciation right.

The plan provides that the committee may determine the exercise price of any stock appreciation right, but (except in limited circumstances involving awards assumed in certain corporate transactions) the exercise price cannot be less than the fair market value of a share of our common stock on the date the stock appreciation right is granted. Stock appreciation rights we issue under the 2013 Plan will, unless otherwise determined by the committee, be evidenced by an award agreement, which will specify the exercise price, the number of shares underlying the rights, and other limitations, terms, and conditions determined by the committee. Under the plan, we will be able to grant "tandem SARs," which are stock appreciation rights granted in conjunction with an option, and "free-standing SARs," which are stock appreciation rights not granted in conjunction with an option.

A "tandem SAR" may be granted on the same date as the related option, will be exercisable only at the time the related option is exercisable, and will have the same exercise price as the related option. When the related option is exercised or forfeited, the "tandem SAR" will terminate or be forfeited; and when the "tandem SAR" is exercised or forfeited, the related option will similarly terminate or be forfeited.

Generally, stock appreciation rights will be subject to vesting during a period of at least one year following the date of grant. However, this vesting limitation will not apply: (a) to awards made in payment of earned performance-based awards and other earned cash-based incentive compensation; (b) upon a termination of employment due to death, disability or retirement; (c) upon a change of control; (d) to a substitute award that does not reduce the vesting period of the award being replaced; or (e) to awards involving an aggregate number of shares not in excess of five percent of the shares available for grant as options or free-standing stock appreciation rights.

The methods of exercising a stock appreciation right granted under the 2013 Plan are set forth in the plan itself. Stock appreciation rights issued under the 2013 Plan will not be transferable except by will or the laws of descent, except for "free-standing SARs," which will be transferable on terms set by the committee.

Restricted Stock. The 2013 Plan also enables the committee to grant awards of restricted stock to participants. Restricted stock awards are actual shares of our common stock issued to a participant, subject to conditions on grant, transferability, or vesting based on continued service of the participant, the satisfaction of performance goals, or both. We refer to awards of restricted stock subject to conditions on grant, transferability, or vesting based on the satisfaction of performance goals as "performance-based restricted stock."

Generally, any award of restricted stock will be subject to vesting during a period of at least three years following the date of grant, although a vesting period of at least one year is permissible for performance-based restricted stock. An award of restricted stock may, however, vest in part on a pro rata basis before the expiration of any vesting period. In addition, these vesting limitations will not apply: (a) to awards made in payment of earned performance-based awards and other earned cash-based incentive compensation; (b) upon a termination of employment due to death, disability or retirement; (c) upon a change of control; (d) to a substitute award that does not reduce the vesting period of the award being replaced; or (e) to awards involving an aggregate number of shares not in excess of five percent of the shares available for grant as awards other than options, stock appreciation rights and performance cash awards.

Except for restrictions imposed by the committee, a recipient of a grant of restricted stock has the rights of a shareholder with respect to the restricted stock, including the right to vote the stock and to receive all dividends and other distributions paid with respect to the restricted stock, provided, however, that in no event shall a dividend or other distribution or dividend equivalent be paid on performance-based restricted stock until all applicable performance goals have been attained and the award has vested. Subject to the applicable award agreement, the recipient may not sell, transfer, pledge, exchange, or otherwise encumber shares of restricted stock during the restriction period set by the committee.

Restricted Stock Units. The 2013 Plan also enables the committee to grant restricted stock units, which are awards representing a specified number of hypothetical shares of our common stock. The plan enables the committee to issue restricted stock units subject to conditions on grant or vesting based on continued service of the participant, conditions based on the satisfaction of performance goals, or both. We refer to awards of restricted stock units subject to conditions on grant or vesting based on the satisfaction of performance goals as "performance units."

Generally, any award of restricted stock units will be subject to vesting during a period of at least three years following the date of grant, although a vesting period of at least one year is permissible for performance units. An award of restricted stock units may, however, vest in part on a pro rata basis before the expiration of any vesting period. In addition, these vesting limitations will not apply: (a) to awards made in payment of earned performance-based awards and other earned cash-based incentive compensation; (b) upon a termination of employment due to death, disability or retirement; (c) upon a change of control; (d) to a substitute award that does not reduce the vesting period of the award being replaced; or (e) to awards involving an aggregate number of shares not in excess of five percent of the shares available for grant as awards other than options, stock appreciation rights and performance cash awards.

Because restricted stock units are not actual, issued shares of our common stock, recipients do not have the rights of a shareholder, but an award of restricted stock units may call for the payment of dividend equivalents, provided, however, that in no event shall a dividend equivalent be paid on a performance unit until all applicable performance goals have been attained and the award has vested. (see "Other Stock-Based Awards" below). Restricted stock units may not be sold, transferred, pledged, or otherwise encumbered before the units have vested. Restricted stock units that vest will be settled in cash or in shares of our common stock or a combination thereof, as determined by the committee. Settlement will occur either at the time of vesting or on a deferred basis, as determined by the committee or, if the committee permits, by election of the recipient.

Other Stock-Based Awards. The 2013 Plan also enables the committee to grant other stock-based awards. Other stock-based awards are awards that are valued by reference to our shares, including unrestricted stock, dividend equivalents and convertible debentures. Awards of unrestricted stock may only be granted in lieu of compensation that would otherwise be due and payable to the participant. Generally, an other stock-based award that is not an option, stock appreciation right, or grant of unrestricted stock will be subject to vesting during a period of at least three years following the date of grant, although a vesting period of at least one year is permissible if vesting of the award is conditioned on performance goals. Such an award may, however, vest in part on a pro rata basis before the expiration of any vesting period. In addition, these vesting limitations will not apply: (a) to awards made in payment of earned performance-based awards and other earned cash-based incentive compensation; (b) upon a termination of employment due to death, disability or retirement; (c) upon a change of control; (d) to a substitute award that does not reduce the vesting period of the award being replaced; or (e) to awards involving an aggregate number of shares not in excess of five percent of the shares available for grant as awards other than options, stock appreciation rights and performance cash awards.

Performance-Based Awards. As noted above, the 2013 Plan authorizes the committee to grant performance cash awards, performance-based restricted stock, and performance units. We refer to these kinds of awards collectively as "performance-based awards." We anticipate that annual bonus

awards for our executive officers, as well as cash-denominated long-term incentive awards for our executive officers, will be granted pursuant to the provisions of the plan authorizing performance cash awards.

The committee may determine that a performance-based award is intended to be exempt from the limits on deductibility under Section 162(m). In such cases, in order to meet the requirements for that exemption, the goals must be based on one or more of the following criteria set forth in the plan: sales, net sales, revenue, revenue growth or product revenue growth, operating income (before or after taxes), return on invested capital, return on capital employed, pre- or after-tax income (before or after allocation or corporate overhead and bonus), net earnings, earnings per share, diluted earnings per share, consolidated earnings before or after taxes (including earnings before any or all of the following: interest, taxes, depreciation and amortization), net income, gross profit, gross margin, year-end cash, debt reductions, book value per share, return on equity, expense management, return on investment, improvements in capital structure, profitability of an identifiable business unit or product, maintenance or improvements of profit margins, stock price, market share, costs, cash flow, working capital, return on assets or net assets, asset turnover, inventory turnover, economic value added (economic profit) or equivalent metrics, comparison with various stock market indices, appreciation in and/or maintenance of share price, reductions in costs, regulatory achievements, implementation, completion or attainment of measurable objectives with respect to research, development, products or projects and recruiting or maintaining personnel, and total shareholder return; each as measured with respect to the Company or one or more affiliates, subsidiaries, divisions, business units, or business segments of the Company, either in absolute terms or relative to the performance of one or more other companies or an index covering multiple companies.

The committee may, in its sole discretion, provide that one or more objectively determinable adjustments shall be made to one or more of the performance goals. Such adjustments may include, but are not limited to, one or more of the following: items related to a change in accounting principle; items relating to financing activities; expenses for restructuring or productivity initiatives; other non-operating items; items related to acquisitions; items attributable to the business operations of any entity acquired by the Company during the performance period; items related to the disposal or sale of a business or segment of a business; items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the performance period; any other items of significant income or expense which are determined to be appropriate adjustments; items relating to unusual or extraordinary corporate transactions, events or developments, items related to amortization of acquired intangible assets; items that are outside the scope of the Company's core, on-going business activities; items related to acquired in-process research and development; items relating to changes in tax laws; items relating to major licensing or partnership arrangements; items relating to asset impairment charges; items relating to gains or losses for litigation, arbitration and contractual settlements; or items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions. For all awards intended to qualify for exemption under Section 162(m), such determinations shall be made within the time prescribed by, and otherwise in compliance with, Section 162(m).

Change of Control. Unless otherwise provided in an award agreement, upon a change of control (as defined in the plan), each award granted under the 2013 Plan will immediately vest in full and become exercisable and transferable unless the award is replaced by a qualifying replacement award that satisfies certain conditions set forth in the plan. (We refer to awards that replace awards under the plan following a change of control as "replacement awards," and those being replaced as "replaced awards.") In the case of performance awards, awards that are not replaced will be deemed to be earned and payable, adjusted pro rata for the amount of the performance period that has elapsed as of the date of the change of control, based on the greater of the applicable target level or the level of achievement of the applicable performance goals through the date of the change of control.

Replacement awards must be of the same type as the replaced award, have a value at least equal to that of the replaced award, if the underlying replaced award was an equity-based award, relate to publicly traded securities, and have terms and conditions no less favorable to the participant than the replaced award. Also, replacement awards must become fully vested and, if applicable, exercisable and free of restrictions, upon the termination of a participant's employment, by the Company without cause or by the participant for good reason (as each is defined in the 2013 Plan), during the two years following the date of the change of control. Any options or stock appreciation rights held by the participant as of the change of control, or granted pursuant to a replacement award, will remain exercisable following such a termination until the earlier of (1) the third anniversary of the change of control and (2) the expiration of the term of the option or stock appreciation right.

Effective Date; Term; Amendment to Plan

The 2013 Plan is effective as of June 20, 2013, subject to and contingent upon approval by at least a majority of the votes cast on the issue by our shareholders in response to this proposal. The plan has a term of ten years.

Our Board of Directors, or the committee, may amend, alter, or discontinue the plan, but no amendment, alteration, or discontinuation may be made that would materially impair the rights of a participant with respect to a previously granted award without the participant's consent, except such an amendment made to comply with applicable law, including, without limitation, Section 409A of the Code, Section 162(m) of the Code, Section 422 of the Code, stock exchange rules or accounting rules. In addition, no amendment may be made without the approval of our shareholders to the extent that such approval is required by applicable law or by the listing standards of the applicable exchange.

The committee may unilaterally amend the terms of any outstanding award; provided, however, that no such amendment may cause an award to cease to qualify for exemption under Section 162(m). Subject to the foregoing sentence, the amendment authority of the committee includes, without limitation, the authority to modify the number of shares or other terms and conditions of an award; extend the term of an award; accelerate the exercisability or vesting or otherwise terminate any restrictions relating to an award; accept the surrender of any outstanding award; and, to the extent not previously exercised or vested, authorize the grant of new awards in substitution for surrendered awards; provided, however that (a) the amended or modified terms are permitted by the 2013 Plan as then in effect; (b) any participant adversely affected by such amended or modified terms has consented to such amendment or modification unless such amendment is necessary to comply with applicable law; and (c) the authority to accelerate the exercisability or vesting or otherwise terminate restrictions relating to an award may be exercised only in connection with a participant's death, disability or retirement, in connection with a change of control, or to the extent such actions involve an aggregate number of shares not in excess of 5% of the number of shares available for awards.

Federal Income Tax Consequences

The following is a summary of certain U.S. federal income tax consequences of awards we may make under the 2013 Plan. The discussion is general in nature; we have not taken into account a number of considerations which may apply in light of the circumstances of a particular participant. The income tax consequences under applicable state and local tax laws may not be the same as under U.S. federal income tax laws.

Non-Qualified Stock Options. The participant will not recognize taxable income at the time of a grant of a non-qualified stock option, and we will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and be subject to income tax withholding) upon exercise of a nonqualified stock option; the recognized compensation will be equal to the excess of the fair market value of the shares purchased over their exercise price. We generally will be entitled to a corresponding deduction upon exercise of a nonqualified stock option.

Incentive Stock Options. The participant will not recognize taxable income at the time of a grant of an incentive stock option. The participant will also not recognize taxable income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option.

If the shares acquired by exercise of an incentive stock option are held for the longer of (1) two years from the date the option was granted and (2) one year from the date the shares were purchased, any gain or loss arising from disposition of those shares, based on the excess of the amount realized upon the disposition over the original exercise price, will be taxed as a long term capital gain or loss, and we will not be entitled to any deduction. If, however, the shares acquired are not held for the periods described above, then in the year of disposition the recipient will recognize compensation taxable as ordinary income, equal to the excess of the lesser of (1) the amount realized upon such disposition and (2) the excess of the fair market value of such shares on the date of exercise over the exercise price. We generally will be entitled to a corresponding deduction at that time. The excess of any amount realized in the disposition over the fair market value of the stock on the exercise date will be treated as a capital gain.

Stock Appreciation Rights. The recipient will not recognize taxable income at the time of a grant of a stock appreciation right, and we will not be entitled to a tax deduction at that time. Upon exercise, however, the recipient will recognize compensation taxable as ordinary income (and subject to income tax withholding) equal to the fair market value of any shares delivered and the amount of cash paid by us in settlement of the rights, and we generally will be entitled to a corresponding deduction at that time.

Restricted Stock. The recipient of restricted stock will not recognize taxable income at the time of a grant of shares of restricted stock, and we will not be entitled to a tax deduction at such time, unless the participant makes an election under Section 83(b) of the Internal Revenue Code to be taxed at that time. If that election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding) at the time of the grant, equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding) at the time the restrictions lapse, in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. We will generally be entitled to a corresponding deduction at the time the ordinary income is recognized by the recipient, except to the extent that the deduction limits of Section 162(m) apply.

In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made, and prior to the time the restrictions lapse, will recognize compensation taxable as ordinary income (and subject to income tax withholding) rather than dividend income. We will generally be entitled to a corresponding deduction, except to the extent that the deduction limits of Section 162(m) apply.

Restricted Stock Units. The recipient will not recognize taxable income at the time of a grant of a restricted stock unit, and we will not be entitled to a tax deduction at that time. The recipient will recognize compensation taxable as ordinary income (and subject to income tax withholding), however, at the time of the settlement of the award, equal to the fair market value of any shares delivered and the amount of cash paid by us. We will be entitled to a corresponding deduction, except to the extent that the deduction limits of Section 162(m) apply.

Unrestricted Stock. The recipient of unrestricted stock, and of restricted stock subject only to restrictions on transferability, will recognize compensation taxable as ordinary income (and subject to income tax withholding) at the time of the grant, equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. We will generally be entitled to a corresponding deduction at that time, except to the extent that the deduction limits of Section 162(m) apply.

The foregoing general tax discussion is intended for the information of our shareholders considering how to vote with respect to this proposal, and not as tax guidance to participants in the 2013 Plan. We strongly urge participants to consult their own tax advisors regarding the federal, state, local, foreign, and other tax consequences of participating in the 2013 Plan.

New Plan Benefits

All future grants under the 2013 Plan are within the discretion of the plan administrator and are therefore not determinable.

Vote Required; Board Recommendation

The regulations promulgated under Section 162(m) require the affirmative vote of a majority of the votes cast on the issue at the meeting to approve the Medtronic, Inc. 2013 Stock Award and Incentive Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* APPROVAL OF THE MEDTRONIC, INC. 2013 STOCK AWARD AND INCENTIVE PLAN.

PROPOSAL 5 — AMENDMENT AND RESTATEMENT OF MEDTRONIC'S ARTICLES OF INCORPORATION TO PROVIDE THAT DIRECTORS WILL BE ELECTED BY A MAJORITY VOTE IN UNCONTESTED ELECTIONS.

The Board of Directors has approved, and recommends approval of, an amendment and restatement of Medtronic's Restated Articles of Incorporation ("Articles of Incorporation") to implement a majority voting standard for the election of directors in uncontested elections. Medtronic's proposed Articles of Incorporation, as marked to show the changes approved by the Board and recommended for approval by shareholders, is attached to this proxy statement as **Appendix B**. This proposal was submitted by Medtronic at the 2012 Annual Meeting of Shareholders, and received approval from 72.11% of outstanding shares. However, because Medtronic's Articles of Incorporation require an affirmative vote of 75% of outstanding shares, the proposal did not pass.

The Minnesota Business Corporation Act (the "Act") provides that, unless otherwise specified in a company's articles of incorporation, a director is elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Medtronic's Articles of Incorporation do not specify the voting standard required in director elections and Medtronic's Bylaws specify that, except as otherwise required by statute, the Articles of Incorporation or the Bylaws, elections shall be determined by a plurality vote. Accordingly, Medtronic's directors are currently elected by a plurality vote.

Under plurality voting, only "for" votes are counted, not any "withheld" votes or abstentions, so in an uncontested election (i.e., an election where the only nominees are those proposed by the board) a director could be elected with only one "for" vote, despite an overwhelming number of "withheld" votes. However, Medtronic's Principles of Corporate Governance include a director resignation policy that incorporates a form of majority voting for uncontested director elections that is sometimes referred to as a "plurality plus" standard. Under this policy, if a director nominee in an uncontested election receives a greater number of votes "withheld" for his or her election than votes "for" his or her election, then that director nominee must tender a written offer to resign from the Board within five business days of the certification of the shareholder vote by the Inspector of Elections. The Corporate Governance Committee (excluding the nominee in question if applicable) would then consider the resignation offer and make a recommendation to the Board as to whether to accept the director's resignation. Within 90 days following certification of the shareholder vote, the independent members of the Board would make a final determination as to whether to accept the director's resignation. The Board's explanation of its decision then would be promptly disclosed in a Form 8-K report filed with the SEC.

When it adopted this director resignation policy, the Board recognized that the majority vote standard was an evolving concept. The Board has continued to monitor best practices in this area, and is aware that a number of public companies have amended their governing documents to provide for a majority voting standard rather than a plurality standard. After careful consideration, including a discussion of the voting results for the majority voting proposal submitted at the 2012 Annual Meeting of Shareholders, the Board believes it is in the best interests of Medtronic and its shareholders to amend Medtronic's Articles of Incorporation to provide for majority voting in uncontested director elections.

Shareholders represented by Investor Voice, working on behalf of Newground Social Investment, submitted a proposal for the 2013 Annual Meeting requesting that the Board adopt certain changes to our vote-counting and reporting methodology that remove the effect of abstentions on Board of Director elections (on other matters, Minnesota law requires abstentions to have the same effect as votes "against"). The Board determined that adoption of this standard was in our best interest, approved an amendment to the Articles of Incorporation to change the vote requirement, and, following discussions with Investor Voice, determined to again submit this amendment for consideration by all shareholders at the 2013 Annual Meeting. As a result, Investor Voice withdrew its shareholder proposal.

Under a majority voting standard in uncontested director elections, each vote is required to be counted "for" or "against" the director's election. In order to be elected, the votes cast "for" such nominee's election must exceed the number of votes cast "against" such nominee's election. Shareholders will be entitled to abstain with respect to the election of a director, although abstentions will have no effect in determining whether the required affirmative majority vote has been obtained. In contested elections, directors will be elected by a plurality of the votes cast.

Under the Act, an incumbent director who is not re-elected may remain in office until his or her successor is elected and qualified, continuing as a "holdover" director until the director resigns, the number of authorized directors is reduced to eliminate the director's seat on the board, his or her position is filled by a subsequent shareholder vote, or the director is removed by the shareholders. If the amendment to the Articles of Incorporation is approved by Medtronic's shareholders, the Board will retain the existing director resignation policy set forth in its Principles of Corporate Governance to address the continuation in office of a "holdover" director, so that an incumbent director who did not receive the requisite affirmative majority of the votes cast for his or her re-election must tender his or her resignation to the Board pursuant to the process described above.

Under the Act, Medtronic's shareholders must approve an amendment to the Articles of Incorporation in order to change the voting standard in director elections. If proposal 5 is approved, a new third paragraph will be added to Article 5, Section 5.3 of Medtronic's Articles of Incorporation that reads as follows:

"Except as provided otherwise in this Section 5.3, each director shall be elected by a majority of the votes cast with respect to the director by the shares represented in person or by proxy and entitled to vote at any meeting for the election of directors at which a quorum is present; provided, however, that if the number of director nominees exceeds the number of directors to be elected ten days before the mailing of the definitive proxy statement, then each director shall be elected by a vote of the plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section 5.3, a majority of the votes cast means that the number of shares voted 'for' a director must exceed the number of votes cast 'against' that director."

Approval of the amendment will require the affirmative vote of not less than 75% of the votes entitled to be cast by all holders of shares of Medtronic's common stock. If approved by Medtronic's shareholders, this amendment will become effective upon the filing of Articles of Amendment to Medtronic's Articles of Incorporation with the Minnesota Secretary of State. Medtronic would make such a filing promptly after the annual meeting. Medtronic would also file in its entirety the Articles of Incorporation to incorporate the amendment. The new majority voting standard would then be

applicable to any future uncontested election of directors beginning with Medtronic's 2014 Annual Meeting of Shareholders. If this amendment is approved, Medtronic also intends to make a conforming change to its Bylaws to reflect the adoption of the majority voting standard.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE PROPOSAL TO AMEND AND RESTATE MEDTRONIC'S ARTICLES OF INCORPORATION TO PROVIDE THAT DIRECTORS WILL BE ELECTED BY A MAJORITY VOTE IN UNCONTESTED ELECTIONS.

PROPOSALS 6 THROUGH 9 — AMENDMENT AND RESTATEMENT OF MEDTRONIC'S ARTICLES OF INCORPORATION TO IMPLEMENT A SIMPLE MAJORITY VOTING STANDARD.

The Board of Directors has approved, and recommends approval of, an amendment and restatement of Medtronic's Articles of Incorporation to eliminate all supermajority voting provisions therein. Medtronic's proposed Articles of Incorporation, as marked to show the changes approved by the Board and recommended for approval by shareholders, is attached to this proxy statement as **Appendix B**. A proposal on this topic was submitted on behalf of a shareholder at the 2012 Annual Meeting of Shareholders, and received approval from 66% of the shareholders present and entitled to vote. If approved, all matters previously identified in the Articles of Incorporation as requiring supermajority approval shall be governed by the simple majority standard specified in Section 437 of the Act.

Section 437 of the Act provides that acts of the shareholders, other than the election of directors, are governed by the affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares present and entitled to vote on that item of business, or (2) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting, except where the Act or the company's articles of incorporation require a larger proportion or number. If a company's articles of incorporation require a larger proportion or number than is required by the Act for a particular action, the company's articles of incorporation control.

Under Medtronic's Articles of Incorporation, changes to the size of the board of directors, removal of a director from office, approval of certain transactions with a party that owns 15% or more of Medtronic's outstanding voting shares, and the amendment or repeal of the foregoing provisions, require approval from a greater proportion of affirmative votes than required by the Act (collectively, the "Supermajority Provisions").

The Board of Directors has monitored best practices in this area and is aware that a number of public companies have amended their governing documents to provide that a simple majority voting standard govern all actions that require shareholder approval, other than where a higher standard is required by law. After careful consideration, including a discussion of the voting results for the simple majority proposal submitted at the 2012 Annual Meeting of Shareholders, the Board believes it is in the best interests of Medtronic and its shareholders to implement a simple majority voting standard. The impact of proposals 6 through 9 will be that all matters previously identified in the Articles of Incorporation as requiring supermajority approval shall require the affirmative vote of a majority of the voting shares, voting together as a single class, in compliance with Section 437 of the Act. Medtronic's Articles of Incorporation define "voting shares" to mean shares of Medtronic's capital stock present and entitled to vote on the applicable matter, considered for purposes of the Articles of Incorporation as one class.

The proposed amendments to each of the Supermajority Provisions, along with the rationale for and the vote required to effect such amendments, are described separately in proposals 6 through 9 below. Shareholders may vote to approve none, some or all of the proposals; however, proposal 9 will be effected only if both proposals 6 and 7 are approved. Any proposal that is approved by Medtronic's shareholders will become effective upon the filing of Articles of Amendment to Medtronic's Articles of Incorporation with the Minnesota Secretary of State. Medtronic would make such a filing promptly after

the annual meeting, and Medtronic would file in its entirety the Articles of Incorporation. The standards set forth in the Articles of Incorporation would be immediately applicable to any matters thereafter submitted to a shareholder vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* PROPOSALS 6 THROUGH 9, TO AMEND AND RESTATE MEDTRONIC'S ARTICLES OF INCORPORATION TO IMPLEMENT A SIMPLE MAJORITY VOTE STANDARD.

PROPOSAL 6 — AMENDMENT AND RESTATEMENT OF MEDTRONIC'S ARTICLES OF INCORPORATION TO ALLOW CHANGES TO THE SIZE OF THE BOARD OF DIRECTORS UPON THE AFFIRMATIVE VOTE OF A SIMPLE MAJORITY OF SHARES.

The Board of Directors has approved, and recommends approval of, an amendment and restatement of Medtronic's Articles of Incorporation to provide that a change to the size of the board of directors may be effected upon a simple majority vote of shareholders. Currently, the second paragraph of Article 5, Section 5.3, provides that any change in the number of directors on the Board of Directors (including, without limitation, changes at annual meetings of shareholders) shall be approved by the affirmative vote of not less than 75% of the votes entitled to be cast by the holders of all then outstanding voting shares voting together as a single class, unless such change shall have been approved by a majority of the entire Board of Directors.

The Board of Directors has carefully considered the advantages and disadvantages of maintaining the 75% voting requirement for changes to the size of the Board of Directors. The provision is intended to prevent a small number of very large shareholders from changing the size and composition of the Board of Directors. However, the Board understands that eliminating supermajority voting requirements is considered to be a best practice in corporate governance.

If proposal 6 is approved, the first paragraph of Article 5, Section 5.3 of Medtronic's Articles of Incorporation will be amended to read as follows:

"The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors consisting of not less than three nor more than fifteen persons, who need not be shareholders. The number of directors may be increased by the shareholders or Board of Directors or decreased by the shareholders from the number of directors on the Board of Directors immediately prior to the effective date of this Section 5.3 provided, however, that, unless such change shall have been approved by a majority of the entire Board of Directors, any change in the number of directors on the Board of Directors (including, without limitation, changes at annual meetings of shareholders) shall be approved by the affirmative vote of a majority of the voting shares (as hereinafter defined) voting together as a single class, in compliance with Section 302A.437 of the Minnesota Statutes. If such change shall not have been so approved, the number of directors shall remain the same."

In addition, the following sentence, which is currently included in Article 6 of the Articles of Incorporation, will be placed at the end of Section 5.3: **"The term 'voting shares' shall mean shares of capital stock of the corporation present and entitled to vote on the applicable matter, considered for the purposes of this Article as one class."**

The affirmative vote of not less than 75% of the votes entitled to be cast by all holders of shares of Medtronic's common stock is required to approve the foregoing amendment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE PROPOSAL TO AMEND AND RESTATE MEDTRONIC'S ARTICLES OF INCORPORATION TO ALLOW CHANGES TO THE SIZE OF THE BOARD OF DIRECTORS UPON THE AFFIRMATIVE VOTE OF A SIMPLE MAJORITY OF SHARES.

PROPOSAL 7 — AMENDMENT AND RESTATEMENT OF MEDTRONIC'S ARTICLES OF INCORPORATION TO ALLOW REMOVAL OF A DIRECTOR UPON THE AFFIRMATIVE VOTE OF A SIMPLE MAJORITY OF SHARES.

The Board of Directors has approved, and recommends approval of, an amendment and restatement of Medtronic's Articles of Incorporation to provide that a director may be removed from office upon a simple majority vote of shareholders. Currently, the second paragraph of Article 5, Section 5.3, provides that removal of a director from office (including a director named by the Board of Directors to fill a vacancy or newly created directorship), with or without cause, shall require the affirmative vote of not less than 75% of the votes entitled to be cast by the holders of all then outstanding voting shares, voting together as a single class.

The Board of Directors has carefully considered the advantages and disadvantages of maintaining the 75% voting requirement for removal of directors. The provision is intended to prevent a small number of very large shareholders from changing the size and composition of the Board of Directors. However, the Board understands that eliminating supermajority voting requirements is considered to be a best practice in corporate governance.

If proposal 7 is approved, the second paragraph of Article 5, Section 5.3 of Medtronic's Articles of Incorporation will be amended to read as follows:

"Commencing with the 2014 annual meeting of shareholders and thereafter at each annual meeting of shareholders, directors whose term of office is then expiring shall be elected annually for terms of one year and shall hold office until the next annual meeting of shareholders. In all cases, a director shall hold office until a successor shall be elected and qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Removal of a director from office (including a director named by the Board of Directors to fill a vacancy or newly created directorship), with or without cause, shall be approved by the affirmative vote of a majority of the voting shares (as hereinafter defined) voting together as a single class, in compliance with Section 302A.437 of the Minnesota Statutes. Any vacancy on the Board of Directors that results from an increase in the number of directors shall be filled by a majority of the Board of Directors then in office, and any other vacancy occurring in the Board of Directors shall be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy shall hold office until the next election of directors and until his or her successor shall be elected and have qualified."

In addition, the following sentence, which is currently included in Article 6 of the Articles of Incorporation, will be placed at the end of Section 5.3: **"The term 'voting shares' shall mean shares of capital stock of the corporation present and entitled to vote on the applicable matter, considered for the purposes of this Article as one class."**

The affirmative vote of not less than 75% of the votes entitled to be cast by all holders of shares of Medtronic's common stock is required to approve the foregoing amendment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE PROPOSAL TO AMEND AND RESTATE MEDTRONIC'S ARTICLES OF INCORPORATION TO ALLOW REMOVAL OF A DIRECTOR UPON THE AFFIRMATIVE VOTE OF A SIMPLE MAJORITY OF SHARES.

PROPOSAL 8 — AMENDMENT AND RESTATEMENT OF MEDTRONIC'S ARTICLES OF INCORPORATION TO ALLOW AMENDMENTS TO SECTION 5.3 OF ARTICLE 5 UPON THE AFFIRMATIVE VOTE OF A SIMPLE MAJORITY OF SHARES.

The Board of Directors has approved, and recommends approval of, an amendment and restatement of Medtronic's Articles of Incorporation to remove the sixth paragraph of Article 5, Section 5.3 of Medtronic's Articles of Incorporation. Currently, the sixth paragraph of Article 5, Section 5.3, provides that, notwithstanding any other provisions of the Articles of Incorporation (and

notwithstanding the fact that a lesser percentage or separate class vote may be specified by law or the Articles of Incorporation), the affirmative vote of the holders of not less than 75% of the votes entitled to be cast by the holders of all then outstanding voting shares, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, Section 5.3.

If the proposed amendment is approved, future amendments to Section 5.3 may be effected upon the affirmative vote of a simple majority of shares. Paragraph 6 of Section 5.3 is included in Medtronic's Articles of Incorporation in order to conform to Section 135 of the Act, which states that if a company's articles of incorporation require a supermajority vote to transact certain business at a meeting, the same supermajority vote is required to amend the articles of incorporation to decrease such required vote proportion. If all matters identified in Article 5 of the Articles of Incorporation as being subject to a shareholder vote are governed by a simple majority standard, the sixth paragraph of Section 5.3 will be unnecessary.

If proposals 6, 7 and 8 are approved by the shareholders, the sixth paragraph of Article 5, Section 5.3, will be removed in its entirety. If, however, one or both of proposals 6 and 7 is not approved, paragraph 6 of Section 5.3 will remain in Medtronic's Articles of Incorporation regardless of the vote on proposal 8 to comply with section 135 of the Act.

The affirmative vote of not less than 75% of the votes entitled to be cast by all holders of shares of Medtronic's common stock is required to approve the foregoing amendment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE PROPOSAL TO AMEND AND RESTATE MEDTRONIC'S ARTICLES OF INCORPORATION TO ALLOW AMENDMENTS TO SECTION 5.3 OF ARTICLE 5 UPON THE AFFIRMATIVE VOTE OF A SIMPLE MAJORITY OF SHARES.

PROPOSAL 9 — AMENDMENT AND RESTATEMENT OF MEDTRONIC'S ARTICLES OF INCORPORATION TO ELIMINATE THE FAIR PRICE PROVISION.

The Board of Directors has approved, and recommends approval of, an amendment and restatement of Medtronic's Articles of Incorporation to remove Article 6, which contains what is commonly referred to as a "fair price provision." Currently, Article 6 requires that any Related Person Business Transaction must be approved by the affirmative vote of at least two-thirds of the voting power of the outstanding voting shares, unless (i) the proposed transaction is approved by a majority of the Continuing Directors (as defined in the Articles of Incorporation) or (ii) the value of the consideration to be paid to Medtronic's shareholders meets certain minimum requirements and certain other requirements are satisfied. Article 6 also provides that the affirmative vote of at least two-thirds of the outstanding shares of voting stock is required to amend, alter or repeal any provision thereof. Medtronic's Articles of Incorporation define "Related Person Business Transaction" to include any merger, consolidation, share exchange or issuance, sale, lease or other transfer or disposition of a substantial amount of the assets of Medtronic or any of its direct or indirect subsidiaries, or a recapitalization that would increase the proportionate voting power of a Related Person (as defined in the Articles of Incorporation to mean any beneficial owner of 15 percent or more of Medtronic's outstanding voting shares, and such person's affiliates and associates).

The intent of the fair price provision is to help Medtronic defend against certain kinds of potentially coercive tender offers. In this type of takeover, a potential acquirer commences a tender offer for the shares needed to gain a substantial stake in or control of a company, and then seeks to effect a transaction with the company to obtain the remaining shares at a lower price or for less favorable consideration (or certain other types of transactions covered within the definition of Related Person Business Transaction). This creates pressure on shareholders to accept the initial tender offer, even if they believe the price is inadequate. The fair price provision is not designed to prevent a takeover, but instead to encourage a potential acquirer to negotiate with the Board to ensure that all shareholders receive adequate consideration for their shares (or that other potential types of transactions occur on fair terms).

The Board of Directors has carefully considered the advantages and disadvantages of maintaining the 2/3 voting requirements in the fair price provision, and of maintaining the fair price provision in any form. The Board of Directors recognizes that the fair price provision is designed to seek to ensure that minority stockholders obtain the best price for their shares in a takeover situation (and that other potential types of transactions with a Related Person occur on fair terms). At the same time, the Board of Directors understands that eliminating supermajority voting requirements is considered to be a best practice in corporate governance and that the Act provides similar anti-takeover protection. In light of developing best practices and the protection afforded by the Act, the Board of Directors determined that it is appropriate and in the best interests of Medtronic and its shareholders to remove the fair price provision in its entirety. If a Related Person Business Transaction subsequently arises, it will be subject to the anti-takeover provisions of the Act, which prohibit shareholders owning 10% or more of a company's outstanding voting shares from engaging in business combinations with the company within four years of the date the shareholder's ownership reached the 10% threshold, unless the board of directors provides advance approval of the business combination or the acquisition of 10% or more of the company's voting power by the shareholder.

If proposal 9 is approved, Article 6 will be removed in its entirety.

The affirmative vote of at least two-thirds of the outstanding shares of voting stock is required to approve the foregoing amendment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE PROPOSAL TO AMEND AND RESTATE MEDTRONIC'S ARTICLES OF INCORPORATION TO ELIMINATE THE FAIR PRICE PROVISION.

OTHER INFORMATION

Expenses of Solicitation

Medtronic will bear the costs of soliciting proxies, including the reimbursement to record holders of their expenses in forwarding proxy materials to beneficial owners. Directors, officers and regular employees of Medtronic, without extra compensation, may solicit proxies personally or by mail, telephone, email, fax, telex, telegraph or special letter.

We have engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements that are not expected to exceed $16,500 in the aggregate.

Shareholder Proposals and Director Nominations

In order for a shareholder proposal to be considered for inclusion in Medtronic's proxy statement for the 2014 Annual Meeting, the written proposal must be received by the Corporate Secretary at Medtronic's executive offices no later than March 14, 2014. The proposal must comply with SEC regulations regarding the inclusion of shareholder proposals in Company-sponsored proxy materials.

Medtronic's amended articles of incorporation provide that a shareholder may present a proposal or nominee for director from the floor that is not included in the proxy statement if proper written notice is received by the Corporate Secretary at Medtronic's offices not less than 50 nor more than 90 days prior to the Annual Meeting date. If less than 60 days' notice of the meeting date is given, the submission will be considered timely if it is received by the 10th day after notice of the meeting is given. Any such proposal or nomination must provide the information required by Medtronic's amended articles of incorporation and comply with any applicable laws and regulations. If the shareholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, Medtronic may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such shareholder proposal.

All submissions to, or requests from, the Corporate Secretary should be made to Medtronic's principal executive offices at 710 Medtronic Parkway, Minneapolis, Minnesota 55432, Attn: Corporate Secretary.

Delivery of Documents to Shareholders Sharing an Address

The SEC has adopted rules regarding delivery of proxy statements and annual reports to shareholders sharing the same address. We may satisfy these delivery rules by delivering a single proxy statement and annual report to an address shared by two or more of our shareholders who are not participating in electronic proxy material delivery. This delivery method, referred to as "householding," results in significant cost savings for us. In order to take advantage of this opportunity, we have delivered only one proxy statement and annual report to multiple shareholders who share an address unless Medtronic has received contrary instructions from one or more of the shareholders. Medtronic will deliver promptly, upon written or oral request, a separate copy of the proxy statement and annual report to a shareholder at a shared address to which a single copy of the documents was delivered. If shareholders receive one set of materials due to householding, they may revoke their consent for future mailings at any time by contacting Broadridge, either by calling toll-free at 1-800-542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Shareholders will be removed from the householding program within 30 days of their response, following which they will receive an individual copy of our proxy materials. If you are the beneficial owner, but not the record holder, of Medtronic common stock and wish to receive only one copy of the proxy statement and annual report in the future, you will need to contact your broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

Other

Medtronic's 2013 Annual Report, including financial statements, is being made available to shareholders of record as of July 1, 2013, together with the other proxy materials.

MEDTRONIC WILL FURNISH TO SHAREHOLDERS WITHOUT CHARGE A COPY OF ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED APRIL 26, 2013, UPON RECEIPT OF WRITTEN REQUEST ADDRESSED TO: INVESTOR RELATIONS DEPARTMENT, MEDTRONIC, INC., 710 MEDTRONIC PARKWAY, MINNEAPOLIS, MINNESOTA 55432.

The Board of Directors knows of no other matter to be presented at the Annual Meeting. If any other business properly comes before the Annual Meeting or any adjournment or postponement thereof, the proxies will vote on that business in accordance with their best judgment.

By Order of the Board of Directors,



D. Cameron Findlay
Corporate Secretary
MEDTRONIC, INC.

MEDTRONIC, INC.
2013 STOCK AWARD AND INCENTIVE PLAN

Section 1. Purpose; Definitions.

1.1 Purpose. The purpose of this Medtronic, Inc. 2013 Stock Award and Incentive Plan (this "Plan") is to give the Company and its Affiliates and Subsidiaries (each as defined below) a competitive advantage in attracting, retaining, and motivating officers, employees, directors, and consultants, to provide the ability for the Company to provide such individuals with financial rewards that are intended to be deductible to the maximum extent possible as "performance-based compensation" within the meaning of Section 162(m) of the Code (as defined below), and to provide the Company and its Subsidiaries and Affiliates with an incentive plan that gives officers, employees, directors, and consultants financial incentives directly linked to shareholder value. This Plan is intended to serve as the Company's primary vehicle for equity compensation awards and long-term cash incentive awards for employees, directors, and other service providers, as well as annual bonus awards for the Company's executive officers. Following the date that this Plan is approved by the Company's shareholders, no further equity compensation awards shall be granted pursuant to any other Company plan (it being understood that outstanding awards under such plans will continue to be settled pursuant to the terms of such plans).

1.2 Definitions. Certain terms used herein have definitions given to them in the first place in which they are used. In addition, for purposes of this Plan, the following terms are defined as set forth below:

(a) "Act" means the Securities Exchange Act of 1934, as amended from time to time, any regulations promulgated thereunder, and any successor thereto.

(b) "Administrator" shall have the meaning set forth in Section 2.2.

(c) "Affiliate" means a corporation or other entity controlled by, controlling, or under common control with, the Company.

(d) "Applicable Exchange" means the New York Stock Exchange or such other securities exchange as may at the applicable time be the principal market for the Common Stock.

(e) "Award" means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Stock-Based Award, or Performance Award granted pursuant to the terms of this Plan.

(f) "Award Agreement" means a written document or agreement setting forth the terms and conditions of a specific Award.

(g) "Beneficial Owner" shall have the meaning given in Rule 13d-3, promulgated pursuant to the Act.

(h) "Board" means the Board of Directors of the Company.

(i) "Cause" means, unless otherwise provided in an Award Agreement, (i) "Cause" as defined in any Individual Agreement to which the applicable Participant is a party and which is operative at the time in question, or (ii) if there is no such Individual Agreement, or if it does not define "Cause": (A) commission by the Participant of a felony under federal law or the law of the state in which such action occurred, (B) failure on the part of the Participant to perform such Participant's employment duties in any material respect, (C) the Participant's prolonged absence from duty without the consent of the Company, (D) intentional engagement by the Participant in any activity that is in conflict with or adverse to the business or other interests of the Company, or (E) willful misconduct or malfeasance of duty which is reasonably determined to be detrimental to the Company. Notwithstanding the general rule of Section 2.3, following a Change of Control, any determination by the Committee as to whether "Cause" exists shall be subject to de novo review.

(j) “Change of Control” shall have the meaning set forth in Section 10.2.

(k) “Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, regulations promulgated thereunder, and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.

(l) “Committee” means a committee or subcommittee of the Board, appointed from time to time by the Board, which committee or subcommittee shall consist of two or more non-employee directors, each of whom is intended to be, to the extent required by Rule 16b-3, a “non-employee director” as defined in Rule 16b-3 and, to the extent required by Section 162(m) of the Code and any regulations promulgated thereunder, an “outside director” as defined under Section 162(m) of the Code. Initially, and unless and until otherwise determined by the Board, “Committee” means the Compensation Committee of the Board.

(m) “Common Stock” means common stock, par value $0.10 per share, of the Company.

(n) “Company” means Medtronic, Inc., a Minnesota corporation.

(o) “Disaffiliation” means a Subsidiary’s or Affiliate’s ceasing to be a Subsidiary or Affiliate for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Company or its Affiliates.

(p) “Eligible Individuals” means directors, officers, employees, and consultants of the Company or any Subsidiary or Affiliate, and prospective employees, officers and consultants, who have accepted offers of employment or consultancy from the Company or any Subsidiary or Affiliate; provided however, that no grant shall be effective prior to the date on which such individual’s employment or consultancy commences.

(q) “Fair Market Value” means, unless otherwise determined by the Committee, the closing price of a share of Common Stock on the Applicable Exchange on the date of measurement or, if Shares were not traded on the Applicable Exchange on such measurement date, on the next preceding date on which Shares were traded, all as reported by such source as the Committee may select. If the Common Stock is not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion, taking into account, to the extent appropriate, the requirements of Section 409A of the Code.

(r) “Free-Standing SAR” shall have the meaning set forth in Section 5.3.

(s) “Full-Value Award” means any Award other than an Option, Stock Appreciation Right, or Performance Cash Award.

(t) “Good Reason” for termination means, unless otherwise provided in an Award Agreement, a Termination of Employment during the two-year period following a Change of Control by a Participant if (i) such Termination of Employment constitutes a termination for “good reason” or qualifies under any similar constructive termination provision, in either case, in any Individual Agreement applicable to such Participant, or (ii) if the Participant is not party to any such Individual Agreement, or if such Individual Agreement does not contain such a provision, any Termination of Employment following the occurrence of: (A) an involuntary relocation that increases the Participant’s commute by more than 50 miles from the commute in effect immediately prior to the applicable Change of Control, (B) a material reduction in either the Participant’s base pay or in the Participant’s overall compensation opportunity from the levels in effect immediately prior to the applicable Change of Control or (C) a material reduction in the Participant’s authority, duties or responsibilities below the levels in effect immediately prior to the applicable Change of Control. Notwithstanding the foregoing, a Termination of Employment shall be deemed to be for Good Reason under clause (ii) of this Section 1.2(t) only if the Participant provides written notice to the Company of the existence of one or

more of the conditions giving rise to Good Reason within 90 days of the initial existence of such condition, the Company fails to cure such condition during the 30-day period (the "Cure Period") following its receipt of such notice, and the Participant terminates employment within 180 days following the conclusion of the Cure Period.

(u) "Grant Date" means (i) the date on which the Committee (or its delegate, if applicable) takes action to select an Eligible Individual to receive a grant of an Award and determines the number of Shares to be subject to such Award, or (ii) such later date as is provided by the Committee (or its delegate, if applicable).

(v) "Incentive Stock Option" means any Option that is designated in the applicable Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code or any successor provision thereto, and that in fact qualifies.

(w) "Individual Agreement" means an employment, consulting, severance, change of control, or similar agreement between a Participant and the Company or between the Participant and any of the Company's Subsidiaries or Affiliates. For purposes of this Plan, an Individual Agreement shall be considered "operative" during its term; provided, that an Individual Agreement under which severance or other substantive protections, compensation and/or benefits are provided only following a change of control or termination of employment in anticipation of a change of control shall not be considered "operative" until the occurrence of a Change of Control or Termination of Employment in anticipation of a Change of Control, as the case may be.

(x) "ISO Eligible Employee" means an employee of the Company, any subsidiary corporation (within the meaning of Section 424(f) of the Code) of the Company, or parent corporation (within the meaning of Section 424(e) of the Code) of the Company.

(y) "Nonqualified Option" means any Option that either (i) is not designated as an Incentive Stock Option or (ii) is so designated but fails to qualify as such.

(z) "Option" means an Award granted under Section 5.1.

(aa) "Other Stock-Based Awards" means Awards of Common Stock and other Awards that are valued in whole or in part by reference to, or are otherwise based upon, Common Stock, including (without limitation) unrestricted stock, dividend equivalents, and convertible debentures.

(bb) "Other Stock-Based Performance Award" shall have the meaning given in Section 8.

(cc) "Participant" means an Eligible Individual to whom an Award is or has been granted.

(dd) "Performance Award" means a Performance Cash Award, an Other Stock-Based Performance Award, an Award of Performance-Based Restricted Stock, or Performance Units, as each is defined herein.

(ee) "Performance-Based Restricted Stock" shall have the meaning given in Section 6.1.

(ff) "Performance Cash Award" shall have the meaning set forth in Section 9.

(gg) "Performance Goals" means the performance goals established by the Committee in connection with the grant of a Performance Award. In the case of Qualified Performance-Based Awards, (i) such Performance Goals shall be based on the attainment of or changes in specified levels of one or more of the following measures: sales, net sales, revenue, revenue growth or product revenue growth, operating income (before or after taxes), return on invested capital, return on capital employed, pre- or after-tax income (before or after allocation or corporate overhead and bonus), net earnings, earnings per share, diluted earnings per share, consolidated earnings before or after taxes (including earnings before some or all of the following: interest, taxes, depreciation and amortization), net income, gross profit, gross margin, year-end cash, debt reductions, book value per share, return on equity, expense management, return on investment, improvements in capital structure, profitability of an identifiable business unit or product, maintenance or improvements of profit margins, stock price, market share, costs, cash flow, working capital, return on assets or net assets, asset turnover,

inventory turnover, economic value added (economic profit) or equivalent metrics, comparison with various stock market indices, appreciation in and/or maintenance of share price, reductions in costs, regulatory achievements, implementation, completion or attainment of measurable objectives with respect to research, development, products or projects and recruiting or maintaining personnel, and total shareholder return; each as measured with respect to the Company or one or more Affiliates, Subsidiaries, divisions, business units, or business segments of the Company, either in absolute terms or relative to the performance of one or more other companies or an index covering multiple companies; (ii) such Performance Goals shall be set by the Committee in the time period prescribed by Section 162(m) of the Code and the regulations promulgated thereunder; (iii) such Performance Goals shall be objective, preestablished performance goals within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder and (iv) the achievement of such Performance Goals shall be certified in accordance with the requirements of Section 162(m) of the Code.

(hh) "Performance Period" means that period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any Performance Goal specified by the Committee with respect to such Award is to be measured.

(ii) "Performance Units" shall have the meaning given in Section 7.1.

(jj) "Plan" means this Medtronic, Inc. 2013 Stock Award and Incentive Plan, as set forth herein and as hereafter amended from time to time.

(kk) "Predecessor Plans" means the Company's Amended and Restated 1994 Stock Award Plan, the Medtronic, Inc. 1998 Outside Director Stock Compensation Plan, the Medtronic, Inc. Executive Incentive Plan, the Medtronic, Inc. — Kyphon Inc. 2002 Stock Plan, the Medtronic, Inc. 2003 Long-Term Incentive Plan and the Medtronic, Inc. 2008 Stock Award and Incentive Plan.

(ll) "Qualified Performance-Based Award" means an Award intended to qualify for the Section 162(m) Exemption, as provided in Section 11.

(mm) "Replaced Award" shall have the meaning given in Section 10.1.

(nn) "Replacement Award" shall have the meaning given in Section 10.1.

(oo) "Restricted Stock" shall have the meaning given in Section 6.

(pp) "Restricted Stock Units" shall have the meaning given in Section 7.

(qq) "Restriction Period" means, with respect to Restricted Stock and Restricted Stock Units, the period commencing with the Grant Date and ending upon the expiration of the applicable vesting conditions or the achievement of the applicable Performance Goals (it being understood that the Committee may provide that restrictions shall lapse with respect to portions of the applicable Award during the Restriction Period).

(rr) "Section 162(m) Exemption" means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

(ss) "Share" means a share of Common Stock.

(tt) "Stock Appreciation Right" or "SAR" shall have the meaning set forth in Section 5.3.

(uu) "Subsidiary" means any corporation, partnership, joint venture, limited liability company, or other entity during any period in which at least a 50% voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.

(vv) "Substitute Award" means any Award granted in assumption of, or in substitution for, an award of a company or business (that is not, prior to the applicable transaction, a Subsidiary or Affiliate of the Company) acquired by the Company or a Subsidiary or Affiliate or with which the Company or a Subsidiary or Affiliate combines.

(ww) "Tandem SAR" shall have the meaning set forth in Section 5.3.

(xx) "Ten Percent Shareholder" means a person owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, any subsidiary corporation (within the meaning of Section 424(f) of the Code), or parent corporation (within the meaning of Section 424(e) of the Code).

(yy) "Term" means the maximum period during which an Option or Stock Appreciation Right may remain outstanding, subject to earlier termination upon Termination of Employment or otherwise, as specified in the applicable Award Agreement.

(zz) "Termination of Employment" means, unless otherwise provided in the Award Agreement, the termination of the applicable Participant's employment with, or performance of services for, the Company and any of its Subsidiaries or Affiliates. Unless otherwise determined by the Committee, a Participant employed by, or performing services for, a Subsidiary or an Affiliate or a division of the Company or its Affiliates shall be deemed to incur a Termination of Employment if, as a result of a Disaffiliation, such Subsidiary, Affiliate, or division ceases to be a Subsidiary, Affiliate or division, as the case may be, and the Participant does not immediately become an employee of, or service provider for, the Company or another Subsidiary or Affiliate. Temporary absences from employment because of illness, vacation, or leave of absence, and transfers among the Company and its Subsidiaries and Affiliates, shall not be considered Terminations of Employment. Notwithstanding the foregoing, with respect to any Award that constitutes "nonqualified deferred compensation" within the meaning of Section 409A of the Code, "Termination of Employment" shall mean a "separation from service" as defined under Section 409A of the Code.

Section 2. Administration.

2.1 Committee. The Plan shall be administered by the Committee or a duly designated Administrator, as defined herein. The Committee shall, subject to Section 11, have plenary authority to grant Awards to Eligible Individuals pursuant to the terms of the Plan. Among other things, the Committee shall have the authority, subject to the terms and conditions of the Plan:

(a) To select the Eligible Individuals to whom Awards may be granted;

(b) To determine whether and to what extent Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards, or Performance Awards, or any combination thereof, are to be granted hereunder;

(c) To determine the number of Shares to be covered by each Award granted under the Plan;

(d) To determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine;

(e) Subject to Section 12, to modify, amend, or adjust the terms and conditions of any Award;

(f) To adopt, alter, or repeal such administrative rules, guidelines, and practices governing the Plan as the Committee shall from time to time deem advisable;

(g) To interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto);

(h) Subject to Sections 11 and 12, to accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee in its sole discretion may determine;

(i) To decide all other matters that must be determined in connection with an Award;

(j) To determine whether, to what extent, and under what circumstances cash, Shares, and other property and other amounts payable with respect to an Award under this Plan shall be deferred either automatically or at the election of the Participant; and

(k) To otherwise administer the Plan.

2.2 Committee Procedures; Board Authority. The Committee shall exercise its authority under the Plan as follows:

(a) The Committee may act only with the assent of a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Section 11.3, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it (the "Administrator"). Notwithstanding the foregoing, the Committee may not so delegate any responsibility or power to the extent that such delegation would cause a Qualified Performance-Based Award hereunder not to qualify for the Section 162(m) Exemption, or make any Award hereunder subject to (and not exempt from) the short-swing recovery rules of Section 16(b) of the Act. Without limiting the generality of the foregoing, the Committee may not delegate its responsibilities and powers to grant, establish the terms and conditions of, and otherwise administer Qualified Performance-Based Awards, nor its responsibilities and powers to grant and establish the terms and conditions of Awards to Participants who are subject to Section 16(b) (as defined in Section 11.4 below).

(b) Subject to Section 11.3, any authority granted to the Committee may also be exercised by the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

2.3 Discretion of Committee. Subject to Section 1.2(i), any determination made by the Committee or by the Administrator under the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or the Administrator at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Committee or the Administrator shall be final and binding on all persons, including the Company, Participants, and Eligible Individuals, and by accepting an Award under the Plan, each Participant acknowledges that all decisions of the Committee shall be final and binding on the Participant, his or her beneficiaries and any other person having a claim or an interest in the Award.

2.4 Award Agreements. Unless otherwise determined by the Committee, the terms and conditions of each Award, as determined by the Committee, shall be set forth in a written Award Agreement. Award Agreements may be amended only in accordance with Section 12 hereof.

Section 3. Common Stock Subject to Plan.

3.1 Plan Maximums. Subject to adjustment as provided in Section 3.4, (a) the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be the sum of (i) 50,000,000 Shares, (ii) any Shares which are available for grant as of August 22, 2013 under the Medtronic, Inc. 2008 Stock Award and Incentive Plan and (iii) any Shares relating to Predecessor Plans which become available for grants under the Plan pursuant to Section 3.2; and (b) the maximum number of Shares that may be issued pursuant to Options intended to be Incentive Stock Options shall be 50,000,000. Shares subject to an Award under the Plan may be authorized and unissued Shares or may be treasury Shares.

3.2 Rules for Calculating Shares Issued. For purposes of the limits set forth in Section 3.1 (but not for purposes of the limits set forth in Section 3.3), each Share that is subject to a Full-Value Award shall be counted as 3.0 Shares. To the extent that any Award under this Plan or the Predecessor Plans is forfeited, or any Option and related Tandem SAR or any Free-Standing SAR granted under this Plan or the Predecessor Plans terminates, expires, or lapses without being exercised, or any Award is settled for cash, the Shares subject to such Awards not delivered as a result thereof shall thereupon become available (in the case of Full-Value Awards, based upon the share-counting ratio set forth in the first sentence of this Section 3.2) for Awards under the Plan. In the event that any Shares of Common Stock are withheld by the Company or previously acquired Shares are tendered (either actually or by attestation) by a Participant to satisfy any tax withholding obligation

with respect to an Award other than an Option or SAR, then the Shares so tendered or withheld shall automatically again become available for issuance under the Plan and correspondingly increase the total number of Shares available for issuance under Section 3.1 in accordance with the same ratio specified in this Section 3.2. Notwithstanding anything to the contrary in this Section 3.2, the following Shares will not again become available for issuance under the Plan: (a) any Shares which would have been issued upon any exercise of an Option but for the fact that the exercise price was paid by a "net exercise" pursuant to Section 5.8(c) or any previously acquired Shares tendered (either actually or by attestation) by a Participant in payment of the exercise price of an Option; (b) any Shares withheld by the Company or previously acquired Shares tendered (either actually or by attestation) by a Participant to satisfy any tax withholding obligation with respect to an Option or SAR (but not other Awards); (c) Shares covered by a SAR that are not issued in connection with the stock settlement of the SAR upon its exercise; and (d) Shares that are repurchased by the Company using Option exercise proceeds. In addition, in the case of any Substitute Award, Shares delivered or deliverable in connection with such Substitute Award shall not be deemed granted or issued under the Plan for purposes of Sections 3.1 or 3.3.

3.3 Individual Limits. Subject to adjustment as provided in Section 3.4, no Participant may be granted (a) Options and Stock Appreciation Rights relating to more than 2,000,000 Shares under the Plan during any fiscal year and (b) Awards other than Options or Stock Appreciation Rights relating to more than 2,000,000 Shares under the Plan during any fiscal year. In addition to the foregoing, the maximum dollar value that may be paid to any Participant in Qualified Performance-Based Awards denominated in cash in any fiscal year shall be $20,000,000 for the Company's Chief Executive Officer and $10,000,000 for each other Participant, including any amounts earned during such fiscal year and deferred. If an Award is cancelled, the cancelled Award shall continue to be counted towards the limitations set forth in this Section 3.3.

3.4 Adjustment Provision. The Committee shall have authority to make adjustments under the Plan as provided below:

(a) In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, separation, spinoff, Disaffiliation, extraordinary dividend of cash or other property, or similar event affecting the Company or any of its Subsidiaries (a "Corporate Transaction"), the Committee, or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (ii) the various maximum share limitations set forth in Sections 3.1 and 3.3, (iii) the number and kind of Shares or other securities subject to outstanding Awards, and (iv) the exercise price of outstanding Awards. Any fractional Shares resulting from such adjustment shall be eliminated. Any adjustments determined by the Committee shall be final, binding and conclusive.

(b) In the event of a stock dividend, stock split, reverse stock split, reorganization, share combination, recapitalization, or similar event affecting the capital structure of the Company, the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (ii) the various share maximum limitations set forth in Sections 3.1 and 3.3, (iii) the number and kind of Shares or other securities subject to outstanding Awards, and (iv) the exercise price of outstanding Awards. Any fractional Shares resulting from such adjustment shall be eliminated. Any adjustments determined by the Committee shall be final, binding and conclusive.

(c) In the case of Corporate Transactions, such adjustments may include, without limitation, (i) the cancellation of outstanding Awards in exchange for payments of cash, property, or a combination thereof having an aggregate value equal to the value (if any) of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that, in the case of a Corporate Transaction with respect to which shareholders of Common Stock receive consideration other than publicly traded equity securities of the Surviving Corporation (as defined below in Section 10.2), any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the

consideration being paid for each Share pursuant to such Corporate Transaction over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid), (ii) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards, and (iii) in connection with a Disaffiliation, arranging for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division of the Company or by the entity that controls such Subsidiary, Affiliate, or division of the Company following such Corporate Transaction (as well as any corresponding adjustments to Awards that remain based upon Company securities). For the avoidance of doubt, if the Committee determines that, as of the date of the Corporate Transaction, the Award has no value, then such Award may be terminated by the Company without payment.

(d) The Committee may, in its sole discretion, provide that one or more objectively determinable adjustments shall be made to one or more of the Performance Goals. Such adjustments may include, but are not limited to, one or more of the following: (i) items related to a change in accounting principle; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the disposal or sale of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the Performance Period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; (xiv) items related to acquired in-process research and development; (xv) items relating to changes in tax laws; (xvi) items relating to major licensing or partnership arrangements; (xvii) items relating to asset impairment charges; (xviii) items relating to gains or losses for litigation, arbitration and contractual settlements; or (xix) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions. For all Awards intended to qualify for the Section 162(m) Exemption, such determinations shall be made within the time prescribed by, and otherwise in compliance with, Section 162(m) of the Code.

(e) Notwithstanding the foregoing: (a) any adjustments made pursuant to Section 3.4 to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code and (b) any adjustments made pursuant to Section 3.4 to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that, after such adjustment, the Awards either (i) continue not to be subject to Section 409A of the Code, or (ii) comply with the requirements of Section 409A of the Code.

Section 4. Eligibility.

4.1 Eligible Individuals; Incentive Stock Options. Awards may be granted under the Plan to Eligible Individuals; provided, that Incentive Stock Options may be granted only to employees of the Company and its Subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code).

Section 5. Options and Stock Appreciation Rights.

5.1 Types of Options. Options may be of two types: Incentive Stock Options and Nonqualified Options. The Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option; provided, that any Option that is designated as an Incentive Stock Option but fails to meet the requirements therefor (as described in Section 5.2 or otherwise), and any Option that is not expressly designated as intended to be an Incentive Stock Option shall be treated as a Nonqualified Option.

5.2 Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value, determined at the time of grant, of the Shares with respect to which Incentive Stock Options are exercisable for the first time during any calendar year under the Plan or any other stock option plan of the Company, any subsidiary corporation (within the meaning of Section 424(f) of the Code), or parent corporation (within the meaning of Section 424(e) of the Code) exceeds $100,000, Options relating to such Shares in excess of the limit shall be deemed Nonqualified Options. If an ISO Eligible Employee does not remain employed by the Company, any subsidiary corporation (within the meaning of Section 424(f) of the Code), or parent corporation (within the meaning of Section 424(e) of the Code) at all times from the time an Incentive Stock Option is granted until 3 months prior to the date of exercise thereof (or such other period as required by applicable law), such Option shall be treated as a Nonqualified Stock Option. Should any provision of the Plan not be necessary in order for any Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend the Plan accordingly, without the necessity of obtaining the approval of the shareholders of the Company.

5.3 Types and Nature of Stock Appreciation Rights. Stock Appreciation Rights may be "Tandem SARs", which are granted in conjunction with an Option, or "Free-Standing SARs", which are not granted in conjunction with an Option. Upon the exercise of a Stock Appreciation Right, the Participant shall be entitled to receive an amount in cash, Shares, or both, in value equal to the product of (a) the excess of the Fair Market Value of one Share over the exercise price of the applicable Stock Appreciation Right, multiplied by (b) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Common Stock or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

5.4 Tandem SARs. A Tandem SAR may be granted at the Grant Date of the related Option. A Tandem SAR shall be exercisable only at such time or times and to the extent that the related Option is exercisable in accordance with the provisions of this Section 5, and shall have the same exercise price as the related Option. A Tandem SAR shall terminate or be forfeited upon the exercise or forfeiture of the related Option, and the related Option shall terminate or be forfeited upon the exercise or forfeiture of the Tandem SAR.

5.5 Exercise Price. Except in respect of Replacement Awards or Substitute Awards, the exercise price per Share subject to an Option or Free-Standing SAR shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a share of the Common Stock on the applicable Grant Date; provided, that if an Incentive Stock Option is granted to a Ten Percent Shareholder, the exercise price shall be no less than 110% of the Fair Market Value of the Stock on the applicable Grant Date.

5.6 Term. The Term of each Option and each Free-Standing SAR shall be fixed by the Committee, but shall not exceed 10 years from the Grant Date.

5.7 Vesting and Exercisability. Except as otherwise provided herein, Options and Free-Standing SARs shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee. Subject to the terms of the Plan and the applicable Award Agreement, in no event shall the vesting schedule of an Option or Free-Standing SAR provide that such Option or Free-Standing SAR vest prior to the first anniversary of the Grant Date. The minimum vesting periods specified in the preceding sentence shall not apply: (A) to Awards made in payment of earned performance-based Awards and other earned cash-based incentive compensation; (B) upon a termination of employment due to death, disability or retirement; (C) upon a Change of Control; (D) to a Substitute Award that does not reduce the vesting period of the award being replaced; or (E) to Awards involving an aggregate number of shares of Common Stock not in excess of five percent of the Shares available for grant as Options or Free-Standing SARs.

5.8 Method of Exercise. Subject to the provisions of this Section 5, Options and Free-Standing SARs may be exercised, in whole or in part, at any time during the applicable Term by giving

written notice of exercise to the Company specifying the number of Shares as to which the Option or Free-Standing SAR is being exercised. In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the purchase price (which shall equal the product of such number of shares multiplied by the applicable exercise price) and an amount equal to any federal, state, local or foreign withholding taxes. If approved by the Committee (which approval may be set forth in the applicable Award Agreement or otherwise), payment, in full or in part, may be made by certified or bank check or such other instrument or such other method as the Company may accept, as follows:

(a) Payment may be made in the form of Shares (by delivery of such shares or by attestation) of the same class as the Common Stock subject to the Option already owned by the Participant (based on the Fair Market Value of the Common Stock on the date the Option is exercised); provided that, in the case of an Incentive Stock Option, the right to make a payment in the form of already owned Shares of the same class as the Common Stock subject to the Option may be authorized only at the time the Option is granted.

(b) To the extent permitted by applicable law, payment may be made by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds necessary to pay the purchase price, and the amount of any federal, state, local, or foreign withholding taxes. To facilitate the foregoing, the Company may, to the extent permitted by applicable law, enter into agreements for coordinated procedures with one or more brokerage firms.

(c) Payment may be made by instructing the Company to withhold a number of Shares having a Fair Market Value (based on the Fair Market Value of the Common Stock on the date the applicable Option is exercised) equal to the product of (i) the exercise price multiplied by (ii) the number of Shares in respect of which the Option shall have been exercised and an amount equal to any federal, state, local and/or foreign withholding taxes.

5.9 Delivery; Rights of Shareholders. No Shares shall be delivered pursuant to the exercise of an Option until the exercise price therefor has been fully paid and applicable taxes have been withheld. The applicable Participant shall have all of the rights of a shareholder of the Company holding the class or series of Common Stock that is subject to the Option or Stock Appreciation Right (including, if applicable, the right to vote the applicable Shares and the right to receive dividends), when (a) the Company has received a written notice from the Participant of exercise that complies with all procedures established under this Plan for effective exercise, including, without limitation, completion and delivery of all required forms, (b) the Participant has, if requested, given the representation described in Section 15.1, and (c) in the case of an Option, the Participant has paid in full for such Shares.

5.10 Nontransferability of Options and Stock Appreciation Rights. No Option or Free-Standing SAR shall be transferable by a Participant other than, for no value or consideration, (a) by will or by the laws of descent and distribution, or (b) in the case of a Nonqualified Option or Free-Standing SAR, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the Participant's family members, whether directly or indirectly or by means of a trust or partnership or otherwise. For purposes of this Plan, unless otherwise determined by the Committee, "family member" shall have the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the Securities Act of 1933, as amended, and any successor thereto. A Tandem SAR shall be transferable only with the related Option and only to the extent the Option is transferable pursuant to the preceding sentence. Any Option or Stock Appreciation Right shall be exercisable, subject to the terms of this Plan, only by the applicable Participant, the guardian or legal representative of such Participant, or any person to whom such Option or Stock Appreciation Right is permissibly transferred pursuant to this Section 5.10, it being understood that the term "Participant" includes such guardian, legal representative and other transferee; provided, that the term "Termination of Employment" shall continue to refer to the Termination of Employment of the original Participant.

5.11 No Dividend or Dividend Equivalents. No dividend or other distribution or award of dividend equivalents may be granted with respect to any Option or SAR granted under this Plan.

5.12 No Repricing. Notwithstanding any other provision of this Plan other than Section 3.4, the Committee may not, without prior approval of the Company's stockholders, seek to effect any repricing of any previously granted, "underwater" Option or SAR by: (i) amending or modifying the terms of the Option or SAR to lower the exercise price; (ii) canceling the underwater Option or SAR and granting either replacement Options or SARs having a lower exercise price; or other Awards or cash in exchange; or (iii) repurchasing the underwater Options or SARs. For purposes of this Section 5.12, an Option or SAR will be deemed to be "underwater" at any time when the Fair Market Value of the Common Stock is less than the exercise price of the Option or SAR.

Section 6. Restricted Stock (Including Performance-Based Restricted Stock).

6.1 Nature of Award; Certificates. Shares of Restricted Stock are actual Shares issued to a Participant, and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more stock certificates or delivery to an account in the Participant's name at a broker designated by the Company. "Performance-Based Restricted Stock" is an Award of Shares of Restricted Stock, the vesting of which is subject to the attainment of Performance Goals. In the event that the Committee grants Shares of Performance-Based Restricted Stock, the performance levels to be achieved for each Performance Period and the amount of the Award to be distributed shall be conclusively determined by the Committee. Any certificate issued in respect of Shares of Restricted Stock shall be registered in the name of the applicable Participant and, in the case of Restricted Stock, shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award. The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the applicable Participant shall have delivered a stock power, endorsed in blank, relating to the Common Stock covered by such Award.

6.2 Terms and Conditions. Shares of Restricted Stock shall be subject to the following terms and conditions:

(a) The Committee shall, prior to or at the time of grant, condition the vesting or transferability of an Award of Restricted Stock upon the continued service of the applicable Participant or the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Committee conditions the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals (or the attainment of Performance Goals and the continued service of the applicable Participant), the Committee may, prior to or at the time of grant, designate such an Award as a Qualified Performance-Based Award. The conditions for grant, vesting, or transferability and the other provisions of Restricted Stock Awards (including without limitation any Performance Goals applicable to Performance-Based Restricted Stock) need not be the same with respect to each Participant.

(b) Subject to the terms of the Plan and the applicable Award Agreement, any Award of Restricted Stock shall be subject to a vesting period of at least three years following the date of grant, provided that vesting during a period of at least one year following the date of grant is permissible if vesting is conditioned upon the achievement of Performance Goals, and provided, further, that an Award may vest in part on a pro rata basis (as specified in the applicable Award Agreement) prior to the expiration of any vesting period. The minimum vesting periods specified in the preceding sentence shall not apply: (A) to Awards made in payment of earned performance-based Awards and other earned cash-based incentive compensation; (B) upon a termination of employment due to death, disability or retirement; (C) upon a Change of Control; (D) to a Substitute Award that does not reduce the vesting period of the award being replaced; or (E) to Awards involving an aggregate number of shares of Common Stock not in excess of five percent of Shares available for grant as Restricted Stock (together with all other Shares available for grant as Full-Value Awards). Subject to the provisions of the Plan and the applicable Award Agreement, during the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge, or otherwise encumber Shares of Restricted Stock.

(c) If any applicable Performance Goals and/or continued service periods are satisfied and the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock for which

legended certificates have been issued, either (i) unlegended certificates for such Shares shall be delivered to the Participant upon surrender of the legended certificates, or (ii) such Shares shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or delivery to an account in the Participant's name at a broker designated by the Company.

6.3 Rights of Shareholder. Except as provided in the applicable Award Agreement, the applicable Participant shall have, with respect to Shares of Restricted Stock, all of the rights of a shareholder of the Company holding the class or series of Common Stock that is the subject of the Restricted Stock, including, if applicable, the right to vote the Shares and the right to receive any dividends and other distributions, provided, however, that in no event shall a dividend or other distribution or dividend equivalent be paid on Performance-Based Restricted Stock until all applicable Performance Goals have been attained and the Award has vested.

Section 7. Restricted Stock Units (Including Performance Units).

7.1 Nature of Award. Restricted Stock Units are Awards denominated in Shares that will be settled, subject to the terms and conditions of the applicable Award Agreement, (a) in cash, based upon the Fair Market Value of a specified number of Shares, (b) in Shares, or (c) a combination thereof. "Performance Units" are Restricted Stock Units, the vesting of which are subject to the attainment of Performance Goals. In the event that the Committee grants Performance Units, the performance levels to be achieved for each Performance Period and the amount of the Award to be distributed shall be conclusively determined by the Committee.

7.2 Terms and Conditions. Restricted Stock Units shall be subject to the following terms and conditions:

(a) The Committee shall, prior to or at the time of grant, condition the grant, vesting, or transferability of Restricted Stock Units upon the continued service of the applicable Participant or the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Committee conditions the grant or vesting of Restricted Stock Units upon the attainment of Performance Goals (or the attainment of Performance Goals and the continued service of the applicable Participant), the Committee may, prior to or at the time of grant, designate such an Award as a Qualified Performance-Based Award. The conditions for grant, vesting or transferability and the other provisions of Restricted Stock Units (including without limitation any Performance Goals applicable to Performance Units) need not be the same with respect to each Participant. An Award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest or at a later time specified by the Committee or in accordance with an election of the Participant, if the Committee so permits.

(b) Subject to the terms of the Plan and the applicable Award Agreement, any Restricted Stock Units shall be subject to a vesting period of at least three years following the date of grant, provided that vesting during a period of at least one year following the date of grant is permissible if vesting is conditioned upon the achievement of Performance Goals, and provided, further, that Restricted Stock Units may vest in part on a pro rata basis (as specified in the applicable Award Agreement) prior to the expiration of any vesting period. The minimum vesting periods specified in the preceding sentence shall not apply: (A) to Awards made in payment of earned performance-based Awards and other earned cash-based incentive compensation; (B) upon a termination of employment due to death, disability or retirement; (C) upon a Change of Control; (D) to a Substitute Award that does not reduce the vesting period of the award being replaced; or (E) to Awards involving an aggregate number of shares of Common Stock not in excess of five percent of Shares available for grant as Restricted Stock Units (together with all other Shares available for grant as Full-Value Awards).

(c) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, during the Restriction Period the Participant shall not be permitted to sell, assign, transfer, pledge, or otherwise encumber Restricted Stock Units.

(d) The Award Agreement for Restricted Stock Units may specify whether, to what extent, and on what terms and conditions the applicable Participant shall be entitled to receive current or deferred payments of cash, Shares, or other property corresponding to the dividends payable on the Company's Stock (subject to Section 15.5 below), provided, however, that in no event shall a dividend or other distribution or dividend equivalent be paid on a Performance Unit until all applicable Performance Goals have been attained and the Award has vested.

Section 8. Other Stock-Based Awards (Including Other Stock-Based Performance Awards). Other Stock-Based Awards may be granted under the Plan, provided that any Other Stock-Based Awards that are Awards of Common Stock that are unrestricted shall only be granted in lieu of other compensation due and payable to the Participant. "Other Stock-Based Performance Awards" are Other Stock-Based Awards, the vesting of which is subject to the attainment of Performance Goals. In the event that the Committee grants Other Stock-Based Performance Awards, the performance levels to be achieved for each Performance Period and the amount of the Award to be distributed shall be conclusively determined by the Committee. Subject to the terms of the Plan and the applicable Award Agreement, any Other Stock-Based Award that is a Full-Value Award (and is not an Award of unrestricted stock) shall be subject to a vesting period of at least three years following the Grant Date; provided that a vesting period of at least one year is permissible if vesting is conditioned upon the achievement of Performance Goals, and provided, further, that any Other Stock-Based Award may vest in part on a pro rata basis prior to the expiration of any vesting period. The minimum vesting periods specified in the preceding sentence shall not apply: (A) to Awards made in payment of earned performance-based Awards and other earned cash-based incentive compensation; (B) upon a termination of employment due to death, disability or retirement; (C) upon a Change of Control; (D) to a Substitute Award that does not reduce the vesting period of the award being replaced; or (E) to Awards involving an aggregate number of shares of Common Stock not in excess of five percent of Shares available for grant as Other Stock Based-Awards that are Full-Value Awards (together with all other Shares available for grant as Full-Value Awards). In no event shall a dividend or other distribution or dividend equivalent be paid on an Other-Stock Based Award that is conditioned upon the achievement of Performance Goals until all applicable Performance Goals have been attained and the Award has vested.

Section 9. Performance Cash Awards. Performance Cash Awards may be issued under the Plan, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards. A "Performance Cash Award" is an Award entitling the recipient to payment of a cash amount subject to the attainment of Performance Goals. The Committee may, in connection with the grant of a Performance Cash Award, designate the Award as a Qualified Performance-Based Award. The conditions for grant or vesting and the other provisions of a Performance Cash Award (including without limitation any applicable Performance Goals) need not be the same with respect to each Participant. Performance Cash Awards may be paid in cash, Shares, other property or any combination thereof, in the sole discretion of the Committee as set forth in the applicable Award Agreement. The performance levels to be achieved for each Performance Period and the amount of the Award to be distributed shall be conclusively determined by the Committee.

Section 10. Change of Control Provisions.

10.1 Impact of Event. Notwithstanding any other provision of this Plan to the contrary, the provisions of this Section 10 shall apply in the event of a Change of Control, unless otherwise provided in the applicable Award Agreement.

(a) Upon a Change of Control, (i) all then-outstanding Options and SARs shall become fully vested and exercisable, and any Full-Value Award (other than a Performance Award) shall vest in full, be free of restrictions, and be deemed to be earned and immediately payable in an amount equal to the full value of such Award, except in each case to the extent that another Award meeting the requirements of Section 10.1(b) (any award meeting the requirements of Section 10.1(b), a "Replacement Award") is provided to the Participant pursuant to Section 3.4 to replace such Award

(any award intended to be replaced by a Replacement Award, a "Replaced Award"), and (ii) any Performance Award that is not replaced by a Replacement Award shall be deemed to be earned and immediately payable in an amount equal to the full value of such Performance Award (with all applicable Performance Goals deemed achieved at the greater of (x) the applicable target level and (y) the level of achievement of the Performance Goals for the Award as determined by the Committee not later than the date of the Change of Control, taking into account performance through the latest date preceding the Change of Control as to which performance can, as a practical matter, be determined (but not later than the end of the Performance Period)) multiplied by a fraction, the numerator of which is the number of days during the applicable Performance Period before the date of the Change of Control, and the denominator of which is the number of days in the applicable Performance Period; provided, however, that such fraction shall be equal to one in the event that the applicable Performance Goals in respect of such Performance Award have been fully achieved as of the date of such Change of Control.

(b) An Award shall meet the conditions of this Section 10.1(b) (and hence qualify as a Replacement Award) if: (i) it is of the same type as the Replaced Award; (ii) it has a Fair Market Value at least equal to the value of the Replaced Award as of the date of the Change of Control; (iii) if the underlying Replaced Award was an equity-based award, it relates, following the Change of Control, to publicly traded equity securities of the Company or the Surviving Corporation or the ultimate parent company which results from the Change of Control; and (iv) its other terms and conditions are not less favorable to the Participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change of Control) as of the date of the Change of Control. Without limiting the generality of the foregoing, a Replacement Award may take the form of a continuation of the applicable Replaced Award if the requirements of the preceding sentence are satisfied. The determination whether the conditions of this Section 10.1(b) are satisfied shall be made by the Committee, as constituted immediately before the Change of Control, in its sole discretion.

(c) Upon a Termination of Employment of a Participant occurring in connection with or during the two years following the date of a Change of Control, by the Company other than for Cause or by the Participant for Good Reason, (i) all Replacement Awards held by such Participant shall vest in full, be free of restrictions, and be deemed to be earned and immediately payable in an amount equal to the full value of such Replacement Award, and (ii) all Options and SARs held by the Participant immediately before the Termination of Employment that the Participant held as of the date of the Change of Control or that constitute Replacement Awards shall remain exercisable until the earlier of (1) the third anniversary of the Change of Control and (2) the expiration of the stated Term of such Option or SAR; provided, that if the applicable Award Agreement provides for a longer period of exercisability, that provision shall control.

10.2 Definition of Change of Control. For purposes of the Plan, a "Change of Control" shall mean any of the following events:

(a) Any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Act) (a "Person") becomes the Beneficial Owner (within the meaning of Rule 13d-3 promulgated under the Act) or 30% or more of either (i) the then-outstanding shares of Common Stock of the Company (the "Outstanding Company Common Stock") or (ii) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided that, for purposes of this subsection (a), the following acquisitions shall not constitute a Change of Control: (1) an acquisition directly from the Company; (2) an acquisition by the Company or a Subsidiary; (3) an acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary; (4) any acquisition by an underwriter temporarily holding securities pursuant to an offering of such securities or (5) an acquisition pursuant to a transaction that complies with Sections 10.2(c)(i), 10.2(c)(ii), and 10.2(c)(iii) below;

(b) Individuals who, on the Effective Date, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board; provided that any person

becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be considered an Incumbent Director; but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board; or

(c) The consummation of a reorganization, merger, statutory share exchange or consolidation (or similar corporate transaction) involving the Company or a Subsidiary, the sale or other disposition of all or substantially all of the Company's assets, or the acquisition of assets or stock of another entity (a "Business Combination"), unless immediately following such Business Combination: (i) substantially all of the individuals and entities who were Beneficial Owners, respectively, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then-outstanding shares of common stock and the total voting power of (A) the corporation resulting from such Business Combination (the "Surviving Corporation") or (B) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 80% or more of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), in substantially the same proportion as their ownership, immediately prior to the Business Combination, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (ii) no Person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation), is or becomes the Beneficial Owner, directly or indirectly, of 30% or more of the outstanding shares of common stock and the total voting power of the outstanding securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (iii) at least a majority of the members of the Board of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the initial agreement providing for such Business Combination; or

(d) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

10.3 Section 409A of the Code. Notwithstanding the foregoing, if any Award is subject to Section 409A of the Code, (a) this Section 10 shall be applicable only to the extent specifically provided in the Award Agreement and as permitted pursuant to Section 11.6; and (b) in respect of any Award subject to Section 409A of the Code, to the extent required to avoid an accelerated or additional tax under Section 409A of the Code, in no event shall a Change of Control be treated as having occurred if such event is not a "change in control event" for purposes of Section 409A of the Code.

Section 11. Qualified Performance-Based Awards; Performance Cash Awards.

11.1 Qualified Performance-Based Awards. The provisions of this Plan are intended to ensure that all Options and Stock Appreciation Rights granted hereunder to any Participant who is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) in the tax year in which such Option or Stock Appreciation Right is expected to be deductible to the Company qualify for the Section 162(m) Exemption, and all such Awards shall therefore be considered Qualified Performance-Based Awards and this Plan shall be interpreted and operated consistent with that intention. When granting any Award other than an Option or Stock Appreciation Right, the Committee may designate such Award as a Qualified Performance-Based Award, based upon a determination that (a) the recipient is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) with respect to such Award, and (b) the Committee wishes such Award to qualify for the Section 162(m) Exemption, and the terms of any such Award (and of the grant thereof) shall be consistent with such designation. Within 90 days after the commencement of a Performance Period or,

if earlier, prior to the expiration of 25% of a Performance Period, the Committee will designate one or more Performance Periods, determine the Participants for the Performance Periods, and establish the Performance Goals for the Performance Periods on terms consistent with Section 1.2(ff)(iii).

11.2 Performance Goals and Other Conditions. Each Qualified Performance-Based Award (other than an Option or Stock Appreciation Right) shall be earned, vested, and/or payable (as applicable) upon the achievement of one or more Performance Goals, together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate. Moreover, no Qualified Performance-Based Award may be amended, nor may the Committee exercise any discretionary authority it may otherwise have under this Plan with respect to a Qualified Performance-Based Award under this Plan, in any manner that would cause the Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption; provided, that (i) the Committee may provide, either in connection with the grant of the applicable Award or by amendment thereafter, that achievement of such Performance Goals will be waived upon the death or disability of the Participant (or under any other circumstance with respect to which the existence of such possible waiver will not cause the Award to fail to qualify for the Section 162(m) Exemption), and (ii) the provisions of Section 10 shall apply notwithstanding this Section 11.2.

11.3 Limits on Board and Administrator Authority. Neither the full Board nor the Administrator shall be permitted to exercise authority granted to the Committee to the extent that the grant or exercise of such authority to or by the Board or the Administrator would cause an Award designated as a Qualified Performance-Based Award not to qualify for, or to cease to qualify for, the Section 162(m) Exemption.

11.4 Section 16(b). The provisions of this Plan are intended to ensure that no transaction under the Plan is subject to (and not exempt from) the short-swing recovery rules of Section 16(b) of the Act ("Section 16(b)"). Accordingly, the composition of the Committee shall be subject to such limitations as the Board deems appropriate to permit transactions pursuant to this Plan to be exempt (pursuant to Rule 16b-3 promulgated under the Act) from Section 16(b), and no delegation of authority by the Committee shall be permitted if such delegation would cause any such transaction to be subject to (and not exempt from) Section 16(b).

11.5 Awards Valid Notwithstanding Committee Composition. Notwithstanding any other provision of the Plan to the contrary, if for any reason the appointed Committee does not meet the requirements of Rule 16b-3 or Section 162(m) of the Code, such noncompliance with the requirements of Rule 16b-3 and Section 162(m) of the Code shall not affect the validity of Awards, grants, interpretations of the Plan, or other actions of the Committee.

11.6 Section 409A of the Code.

(a) It is the intention of the Company that no Award shall be "deferred compensation" subject to Section 409A of the Code, unless and to the extent that the Committee specifically determines otherwise as provided in the immediately following sentence, and the Plan and the terms and conditions of all Awards shall be interpreted accordingly. The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A of the Code, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto and any rules regarding treatment of such Awards in the event of a Change of Control, shall be set forth in the applicable Award Agreement, and shall comply in all respects with Section 409A of the Code. In no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on a Participant by Section 409A of the Code or damages for failing to comply with Section 409A of the Code.

(b) The intent of the parties is that payments and benefits under this Plan comply with Section 409A of the Code, to the extent subject thereto, and accordingly, to the maximum extent permitted, this Plan shall be interpreted and administered to be in compliance therewith. Notwithstanding anything contained herein to the contrary, a Participant shall not be considered to have terminated employment with the Company for purposes of any payments under the Plan which

are subject to Section 409A of the Code until the Participant has incurred a "separation from service" from the Company within the meaning of Section 409A of the Code. Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required in order to avoid an accelerated or additional tax under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Plan during the six-month period immediately following a Participant's separation from service shall instead be paid on the first business day after the date that is six months following the Participant's separation from service (or, if earlier, the Participant's date of death). The Company makes no representation that any or all of the payments described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment.

Section 12. Term, Amendment, and Termination.

12.1 Effectiveness. The Plan was approved by the Board on June 20, 2013 (the "Effective Date"), subject to and contingent upon approval by the shareholders of the Company.

12.2 Termination. The Plan will terminate on the tenth anniversary of the Effective Date. Awards outstanding as of such termination date shall not be affected or impaired by the termination of the Plan.

12.3 Amendment of Plan. The Board or the Committee may amend, alter, or discontinue the Plan, but no amendment, alteration, or discontinuation shall be made which would materially impair the rights of any Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law, including, without limitation, Section 409A of the Code, Section 162(m) of the Code, Section 422 of the Code, stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of the Company's shareholders to the extent that such approval is required by applicable law or by the listing standards of the Applicable Exchange.

12.4 Amendment of Awards. Subject to Section 5.12, the Committee may unilaterally amend the terms of any Award theretofore granted; provided, however, that no such amendment shall cause a Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption. Subject to the foregoing, the amendment authority of the Committee shall include, without limitation, the authority to modify the number of Shares or other terms and conditions of an Award; extend the term of an Award; accelerate the exercisability or vesting or otherwise terminate any restrictions relating to an Award; accept the surrender of any outstanding Award; and, to the extent not previously exercised or vested, authorize the grant of new Awards in substitution for surrendered Awards; provided, however that (a) the amended or modified terms are permitted by the Plan as then in effect; (b) any Participant adversely affected by such amended or modified terms shall have consented to such amendment or modification unless such amendment is necessary to comply with applicable law, including, without limitation, Section 409A of the Code, Section 162(m) of the Code, Section 422 of the Code, stock exchange rules or accounting rules; and (c) the authority to accelerate the exercisability or vesting or otherwise terminate restrictions relating to an Award may be exercised only in connection with a Participant's death, disability or retirement, in connection with a Change of Control, or to the extent such actions involve an aggregate number of shares of Common Stock not in excess of 5% of the number of shares available for Awards.

Section 13. Forfeiture.

13.1 Forfeiture. All Awards under this Plan shall be subject to forfeiture or other penalties pursuant (a) to the Medtronic, Inc. Incentive Compensation Forfeiture Policy, as amended from time to time, and (b) such other forfeiture and/or penalty conditions and provisions as determined by the Committee and set forth in the applicable Award Agreement.

13.2 Effect of Change of Control. Notwithstanding the foregoing provisions, unless otherwise provided by the Committee in the applicable Award Agreement or required by applicable law, this Section 13 shall not be applicable to any Participant following a Change of Control.

Section 14. Unfunded Status of Plan. Unfunded Status; Committee Authority. It is presently intended that the Plan will constitute an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Shares or make payments; provided, that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan .

Section 15. General Provisions.

15.1 Conditions for Issuance. The Committee may require each Participant purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to fulfillment of all of the following conditions: (a) listing or approval for listing upon notice of issuance of such Shares on the Applicable Exchange, (b) any registration or other qualification of such Shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable, and (c) obtaining any other consent, approval, or permit from any state or federal governmental agency which the Committee shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.

15.2 Additional Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees.

15.3 No Contract of Employment. The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate the employment of any employee at any time.

15.4 Required Taxes. No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local, or foreign income or employment or other tax purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local, or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with Shares, including Shares that are part of the Award that gives rise to the withholding requirement, having a Fair Market Value on the date of withholding equal to [the minimum amount (and not any greater amount)] required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes. The obligations of the Company under the Plan shall be conditioned on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock.

15.5 Limit on Dividend Reinvestment and Dividend Equivalents. Reinvestment of dividends in additional Restricted Stock Units to be settled in Shares, and the payment of Shares with respect to dividends to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 3 for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of Restricted Stock Units

equal in number to the Restricted Stock Units or Shares that would have been obtained by such payment or reinvestment, the terms of which Restricted Stock Units shall provide for settlement in cash and for dividend equivalent reinvestment in further Restricted Stock Units on the terms contemplated by this Section 15.5.

15.6 Written Materials; Electronic Documents. Electronic documents may be substituted for any written materials required by the terms of the Plan, including, without limitation, Award Agreements.

15.7 Designation of Death Beneficiary. The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant's death are to be paid or by whom any rights of such Participant after such Participant's death may be exercised. If no beneficiary designation is in effect for a Participant at the time or his or her death, any such amounts shall be paid to, and any such rights may be exercised by, the estate of the Participant.

15.8 Subsidiary Employees. In the case of a grant of an Award to any employee of a Subsidiary of the Company, the Company may, if the Committee so directs, issue or transfer the Shares, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Subsidiary will transfer the Shares to the employee in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. All Shares underlying Awards that are forfeited or canceled shall revert to the Company.

15.9 Governing Law. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Minnesota, without reference to principles of conflict of laws.

15.10 Non-Transferability. Except as otherwise provided in Section 5.10 or by the Committee, Awards under the Plan are not transferable except by will or by laws of descent and distribution.

15.11 Foreign Employees and Foreign Law Considerations. The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States, who are United States citizens or resident aliens on global assignments in foreign nations, who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

15.12 No Rights to Awards; Non-Uniform Determinations. No Participant or Eligible Individual shall have any claim to be granted any Award under the Plan. The Company, its Affiliates, or the Committee shall not be obligated to treat Participants or Eligible Individuals uniformly, and determinations made under the Plan may be made by the Committee selectively among Participants and/or Eligible Individuals, whether or not such Participants and Eligible Individuals are similarly situated. Awards under a particular Section of the Plan need not be uniform between and among Participants.

15.13 Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or benefit plan of the Company or any Affiliate unless provided otherwise in such plan.

15.14 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries or Affiliates.

15.15 Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

15.16 Fractional Shares. No fractional Shares shall be issued under the Plan.

15.17 **Government and Other Regulations.**

Notwithstanding any other provision of the Plan:

(a) No Participant who acquires Shares pursuant to the Plan may, during any period of time that such Participant is an affiliate of the Company (within the meaning of regulations promulgated pursuant to the Securities Act of 1933 (the "1933 Act")), offer or sell such Shares, unless such offer and sale are made (i) pursuant to an effective registration statement under the 1933 Act, which is current and includes the Shares to be sold, or (ii) pursuant to an appropriate exemption from the registration requirements of the 1933 Act, such as that set forth in Rule 144 promulgated under the 1933 Act.

(b) If at any time the Committee shall determine that the registration, listing, or qualification of the Shares covered by an Award upon the Applicable Exchange or under any foreign, federal, state, or local law or practice, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such Award or the purchase or receipt of Shares thereunder, no Shares may be purchased, delivered, or received pursuant to such Award unless and until such registration, listing, qualification, consent, or approval shall have been effected or obtained free of any condition not acceptable to the Committee. Any Participant receiving or purchasing Shares pursuant to an Award shall make such representations and agreements and furnish such information as the Committee may request to assure compliance with the foregoing or any other applicable legal requirements. The Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to the Committee's determination that all related requirements have been fulfilled. The Company shall in no event be obligated to register any Shares or any other securities pursuant to the 1933 Act or applicable state or foreign law or to take any other action in order to cause the issuance and delivery of such certificates to comply with any such law, regulation, or requirement.

15.18 Additional Provisions. Each Award Agreement may contain such other terms and conditions as the Committee may determine; provided that such other terms and conditions are not inconsistent with the provisions of the Plan.

15.19 No Limitations on Rights of the Company. The grant of any Award shall not in any way affect the right or power of the Company to make adjustments, reclassifications, or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell, or transfer all or any part of its business or assets. The Plan shall not restrict the authority of the Company, for proper corporate purposes, to draft, grant, or assume Awards, other than under the Plan, with respect to any person.

15.20 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

15.21 Blackout Periods. Notwithstanding any other provision of this Plan or any Award to the contrary, the Company shall have the authority to establish any "blackout" period that the Company deems necessary or advisable with respect to any or all Awards.

Appendix B

PROPOSED
RESTATED
ARTICLES OF INCORPORATION
OF
MEDTRONIC, INC.

ARTICLE 1 — NAME

1.1 The name of the corporation shall be Medtronic, Inc.

ARTICLE 2 — REGISTERED OFFICE

2.1 The registered office of the corporation shall be located at 710 Medtronic Parkway, Minneapolis, Minnesota.

ARTICLE 3 — STOCK

3.1 Authorized Shares; Establishment of Classes and Series. The aggregate number of shares the corporation has authority to issue shall be 1,602,500,000 shares, which shall consist of 1,600,000,000 shares of Common Stock with a par value of $.10 per share, and 2,500,000 shares of Preferred Stock with a par value of $1.00 per share. The Board of Directors is authorized to establish from the shares of Preferred Stock, by resolution adopted and filed in the manner provided by law, one or more classes or series of Preferred Stock, and to set forth the designation of each such class or series and fix the relative rights and preferences of each such class or series of Preferred Stock, including, but not limited to, fixing the relative voting rights, if any, of each class or series of Preferred Stock to the full extent permitted by law. Holders of Common Stock shall be entitled to one vote for each share of Common Stock held of record.

3.2 Issuance of Shares to Holders of Another Class or Series. The Board of Directors is authorized to issue shares of the corporation of one class or series to holders of that class or series or to holders of another class or series to effectuate share dividends or splits.

ARTICLE 4 — RIGHTS OF SHAREHOLDERS

4.1 No Preemptive Rights. No holder of any class of stock of the corporation shall be entitled to subscribe for or purchase such holder's proportionate share of stock of any class of the corporation, now or hereafter authorized or issued.

4.2 No Cumulative Voting Rights. No shareholder shall be entitled to cumulate votes for the election of directors and there shall be no cumulative voting for any purpose whatsoever.

ARTICLE 5 — DIRECTORS

5.1 Written Action by Directors. Any action required or permitted to be taken at a Board meeting may be taken by written action signed by all of the directors or, in cases where the action need not be approved by the shareholders, by written action signed by the number of directors that would be required to take the same action at a meeting of the Board at which all directors were present.

5.2 Elimination of Director Liability in Certain Circumstances. No director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided, however that this Article 5, Section 5.2 shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the

director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 302A.559 or 80A.23 of the Minnesota Statutes, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the effective date of this Article 5, Section 5.2. No limiting amendment to or repeal of this Article 5, Section 5.2 shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

5.3 Election of the Board of Directors. The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors consisting of not less than three nor more than fifteen persons, who need not be shareholders. The number of directors may be increased by the shareholders or Board of Directors or decreased by the shareholders from the number of directors on the Board of Directors immediately prior to the effective date of this Section 5.3 provided, however, that, unless such change shall have been approved by a majority of the entire Board of Directors, any change in the number of directors on the Board of Directors (including, without limitation, changes at annual meetings of shareholders) shall be approved by the affirmative vote of ~~not less than seventy-five percent (75%) of the votes entitled to be cast by the holders of all then outstanding~~ a majority of the voting shares (as hereinafter defined ~~in Section 6.2 of Article 6),~~) voting together as a single class, ~~unless such change shall have been approved by a majority of the entire Board of Directors~~ in compliance with Section 302A.437 of the Minnesota Statutes. If such change shall not have been so approved, the number of directors shall remain the same.

Commencing with the ~~2008~~2014 annual meeting of shareholders and thereafter at each annual meeting of shareholders, directors whose term of office is then expiring shall be elected annually for terms of one year and shall hold office until the next ~~annual meeting of shareholders. In this regard, directors elected at the 2005 annual meeting of shareholders shall hold office until the 2008 annual meeting of shareholders; directors elected at the 2006 annual meeting of shareholders shall hold office until the 2009 annual meeting of shareholders; and directors elected at the 2007 annual meeting of shareholders shall hold office until the 2010~~ annual meeting of shareholders. In all cases, a director shall hold office until a successor shall be elected and qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Removal of a director from office (including a director named by the Board of Directors to fill a vacancy or newly created directorship), with or without cause, shall ~~require~~ be approved by the affirmative vote of ~~not less than seventy-five percent (75%) of the votes entitled to be cast by the holders of all then outstanding~~ a majority of the voting shares~~,~~ (as hereinafter defined) voting together as a single class, in compliance with Section 302A.437 of the Minnesota Statutes. Any vacancy on the Board of Directors that results from an increase in the number of directors shall be filled by a majority of the Board of Directors then in office, and any other vacancy occurring in the Board of Directors shall be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy shall hold office until the next election of directors and until his or her successor shall be elected and have qualified.

Except as provided otherwise in this Section 5.3, each director shall be elected by a majority of the votes cast with respect to the director by the shares represented in person or by proxy and entitled to vote at any meeting for the election of directors at which a quorum is present; provided, however, that if the number of director nominees exceeds the number of directors to be elected ten days before the mailing of the definitive proxy statement, then each director shall be elected by a vote of the plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section 5.3, a majority of the votes cast means that the number of shares voted 'for' a director must exceed the number of votes cast 'against' that director.

Notwithstanding the foregoing, whenever the holders of any one or more classes of preferred or preference stock issued by the corporation shall have the right, voting separately by class or

series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by or pursuant to the applicable terms of the certificate of designation or other instrument creating such class or series of preferred stock.

Only persons who are nominated in accordance with the procedures set forth in this Section 5.3 shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of shareholders (a) by or at the direction of the Board of Directors or (b) by any shareholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 5.3. Nominations by shareholders shall be made pursuant to timely notice in writing to the Secretary of the corporation. To be timely, a shareholder's notice shall be delivered to or mailed and received at the principal executive offices of the corporation not less than 50 days nor more than 90 days prior to the meeting, provided, however, that in the event that less than 60 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such shareholder's notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (b) as to the shareholder giving the notice (i) the name and address, as they appear on the corporation's books, of such shareholder and (ii) the class and number of shares of the corporation which are beneficially owned by such shareholder. At the request of the Board of Directors any person nominated by the Board of Directors for election as a director shall furnish to the Secretary of the corporation that information required to be set forth in a shareholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a Director of the corporation unless nominated in accordance with the procedures set forth in this Section 5.3. The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed in this Section 5.3 and, if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

At any regular or special meeting of the shareholders, only such business shall be conducted as shall have been brought before the meeting (a) by or at the direction of the Board of Directors or (b) by any shareholder of the corporation who complies with the notice procedures set forth in this Section 5.3. For business to be properly brought before any regular or special meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than 50 days nor (except for shareholder proposals subject to Rule 14a-8(a)(3)(i) of the Securities Exchange Act of 1934, as amended) more than 90 days prior to the meeting, provided, however, that in the event that less than 60 days' notice or prior public disclosure of the date of the meeting is given or made to the shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the regular or special meeting was mailed or such public disclosure was made. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the regular or special meeting (a) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on the corporation's books, of the shareholder proposing such business, (c) the class and number of shares of the corporation which are beneficially owned by the shareholder and (d) any material interest of the shareholder in such business. Notwithstanding anything in the corporation's Bylaws to the contrary, no business shall be conducted at any regular or special meeting except in

accordance with the procedures set forth in this Section 5.3. The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 5.3 and, if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

~~Notwithstanding any other provisions of these Articles of Incorporation (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law or these Articles of Incorporation), the affirmative vote of the holders of not less than seventy-five percent (75%) of the votes entitled to be cast by the holders of all then outstanding voting shares, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, this Section 5.3.~~

~~ARTICLE 6 — RELATED PERSON BUSINESS TRANSACTIONS~~

~~6.1 Whether or not a vote of shareholders is otherwise required, the affirmative vote of the holders of not less than two-thirds of the voting power of the outstanding "voting shares" (as hereinafter defined) of the corporation shall be required for the approval or authorization of any "Related Person Business Transaction" (as hereinafter defined) involving the corporation or the approval or authorization by the corporation in its capacity as a shareholder of any Related Person Business Transaction involving a "Subsidiary" (as hereinafter defined) which requires the approval or authorization of the shareholders of the Subsidiary, provided, however, that such two-thirds voting requirement shall not be applicable if:~~

~~(a) The "Continuing Directors" (as hereinafter defined) by a majority vote have expressly approved the Related Person Business Transaction; or~~

~~(b) The Related Person Business Transaction is a merger, consolidation, exchange of shares or sale of all or substantially all of the assets of the corporation, and the cash or fair market value of the property, securities or other consideration to be received per share by holders of Common Stock of the corporation other than the "Related Person" (as hereinafter defined) in the Related Person Business Transaction is an amount at least equal to the "Highest Purchase Price" (as hereinafter defined).~~

~~6.2 For the purposes of this Article 6:~~

~~(a) The term "Related Person Business Transaction" shall mean (i) any merger or consolidation of the corporation or a Subsidiary with or into a Related Person, (ii) any exchange of shares of the corporation or a Subsidiary for shares of a Related Person which, in the absence of this Article, would have required the affirmative vote of at least a majority of the voting power of the outstanding shares of the corporation entitled to vote or the affirmative vote of the corporation, in its capacity as a shareholder of the Subsidiary, (iii) any sale, lease, exchange, transfer or other disposition (in one transaction or a series of transactions), including without limitation a mortgage or any other security device, of all or any "Substantial Part" (as hereinafter defined) of the assets either of the corporation or of a Subsidiary to or with a Related Person, (iv) any sale, lease, transfer or other disposition (in one transaction or a series of transactions) of all or any Substantial Part of the assets of a Related Person to or with the corporation or a Subsidiary, (v) the issuance, sale, transfer or other disposition to a Related Person of any securities of the corporation (except pursuant to stock dividends, stock splits, or similar transactions which would not have the effect of increasing the proportionate voting power of a Related Person) or of a Subsidiary (except pursuant to a pro rata distribution to all holders of Common Stock of the corporation), (vi) any recapitalization or reclassification that would have the effect of increasing the proportionate voting power of a Related Person, and (vii) any agreement, contract, arrangement or understanding providing for any of the transactions described in this definition of Related Person Business Transaction.~~

~~(b) The term "Related Person" shall mean and include (i) any person or entity which, together with its "Affiliates" and "Associates" (both as hereinafter defined), "beneficially owns" (as hereinafter defined) in the aggregate 15 percent or more of the outstanding voting shares of the corporation, and (ii) any Affiliate or Associate (other than the corporation or a wholly-owned Subsidiary of the corporation) of any such person or entity. Two or more persons or entities acting as a syndicate or group, or otherwise, for the purpose of acquiring, holding or disposing of voting shares of the corporation shall be deemed to be a "person" or "entity," as the case may be.~~

~~(c) The term "Affiliate," used to indicate a relationship with a specified person or entity, shall mean a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person or entity specified.~~

~~(d) The term "Associate," used to indicate a relationship with a specified person or entity, shall mean (i) any entity of which such specified person or entity is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (ii) any trust or other estate in which such specified person or entity has a substantial beneficial interest or as to which such specified person or entity serves as trustee or in a similar fiduciary capacity, (iii) any relative or spouse of such specified person, or any relative of such spouse, who has the same home as such specified person or who is a director or officer of the corporation or any Subsidiary, and (iv) any person who is a director or officer of such specified entity or any of its parents or subsidiaries (other than the corporation or a wholly-owned Subsidiary of the corporation).~~

~~(e) The term "Substantial Part" shall mean 30 percent or more of the fair market value of the total assets of the person or entity in question, as reflected on the most recent balance sheet of such person or entity existing at the time the shareholders of the corporation would be required to approve or authorize the Related Person Business Transaction involving the assets constituting any such Substantial Part.~~

~~(f) The term "Subsidiary" shall mean any corporation, a majority of the equity securities of any class of which are owned by the corporation, by another Subsidiary, or in the aggregate by the corporation and one or more of its Subsidiaries.~~

~~(g) The term "Continuing Director" shall mean (i) a director who was a member of the Board of Directors of the corporation either on June 22, 1983 or immediately prior to the time that any Related Person involved in the Related Person Business Transaction in question became a Related Person and (ii) any person becoming a director whose election, or nomination for election by the corporation's shareholders, was approved by a vote of a majority of the Continuing Directors, provided, however, that in no event shall a Related Person involved in the Related Person Business Transaction in question be deemed to be a Continuing Director.~~

~~(h)~~ The term "voting shares" shall mean shares of capital stock of ~~a~~ the corporation present and entitled to vote ~~generally~~ on the applicable matter ~~generally in the election of directors~~, considered for the purposes of this article as one class.

~~(i) The term "Highest Purchase Price" shall mean the highest amount of cash or the fair market value of the property, securities or other consideration paid by the Related Person for a share of Common Stock of the corporation at any time while such person or entity was a Related Person or in the transaction which resulted in such person or entity becoming a Related Person, provided, however, that the Highest Purchase Price shall be appropriately adjusted to reflect the occurrence of any reclassification, recapitalization, stock split, reverse stock split or other readjustment in the number of outstanding shares of Common Stock of the corporation, or the declaration of a stock dividend thereon, between the last date upon which the Related Person paid the Highest Purchase Price and the effective date of the merger, consolidation or exchange of shares or the date of distribution to shareholders of the corporation of the proceeds from the sale of all or substantially all of the assets of the corporation.~~

(j)(i) A person or entity "beneficially owns" voting shares of the corporation if such person or entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (A) voting power which includes the power to vote, or to direct the voting of, such voting shares or (B) investment power which includes the power to dispose, or to direct the disposition of, such voting shares. Any person or entity which, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement, or device with the purpose or effect of divesting such person or entity of beneficial ownership of voting shares of the corporation or preventing the vesting of such beneficial ownership as part of a plan or scheme to avoid becoming a Related Person shall be deemed for purposes of this Article 6 to be the beneficial owner of such voting shares. All voting shares of the corporation beneficially owned by a person or entity, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of voting shares of the corporation beneficially owned by such person or entity. Any voting shares of the corporation that any person or entity has the right to acquire pursuant to any agreement, contract, arrangement or understanding, or upon exercise of any conversion right, warrant, or option, or pursuant to the automatic termination of a trust, discretionary account or similar arrangement, or otherwise shall be deemed beneficially owned by such person or entity. Any voting shares of the corporation not outstanding which any person or entity has a right to acquire shall be deemed to be outstanding for the purpose of computing the percentage of outstanding voting shares of the corporation beneficially owned by such person or entity but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding voting shares of the corporation beneficially owned by any other person or entity.

(ii) Notwithstanding the foregoing provisions of subparagraph 6.2(j)(i) hereof:

(A) A member of a national securities exchange shall not be deemed to be a beneficial owner of voting shares of the corporation held directly or indirectly by it on behalf of another person or entity solely because such member is the record holder of such voting shares and, pursuant to the rules of such exchange, may direct the vote of such voting shares, without instruction, on other than contested matters or matters that may affect substantially the rights or privileges of the holders of the voting shares of the corporation to be voted, but is otherwise precluded by the rules of such exchange from voting without instruction;

(B) A commercial bank, broker or dealer or insurance company which in the ordinary course of business is a pledgee of voting shares of the corporation under a written pledge agreement shall not be deemed to be the beneficial owner of such pledged voting shares until the pledgee has taken all formal steps necessary to declare a default and determines that the power to vote or to direct the vote or to dispose or to direct the disposition of such pledged securities will be exercised, provided that the pledge agreement is bona fide and was not entered into with the purpose nor with the effect of changing or influencing the control of the corporation nor in connection with any transaction having such purpose or effect and, prior to default, does not grant to the pledgee the power to vote or to direct the vote of the pledged voting shares of the corporation; and

(C) A person or entity engaged in business as an underwriter of securities who acquires voting shares of the corporation through its participation in good faith in a firm commitment underwriting registered under the Securities Act of 1933, or comparable successor law, rule or regulation, shall not be deemed to be the beneficial owner of such voting shares until the expiration of forty days after the date of such acquisition.

6.3 For the purposes of this Article 6, the Continuing Directors by a majority vote shall have the power to make a good faith determination, on the basis of information known to them, of: (a) the number of voting shares of the corporation that any person or entity "beneficially owns," (b) whether a

~~person or entity is an Affiliate or Associate of another, (c) whether the assets subject to any Related Person Business Transaction constitute a Substantial Part, (d) whether any business transaction is one in which a Related Person has an interest, (e) whether the cash or fair market value of the property, securities or other consideration to be received per share by holders of Common Stock of the corporation other than the Related Person in a Related Person Business Transaction is an amount at least equal to the Highest Purchase Price, and (f) such other matters with respect to which a determination is required under this Article 6.~~

~~6.4 The provisions set forth in this Article 6, including this Section 6.4, may not be repealed or amended in any respect unless such action is approved by the affirmative vote of the holders of not less than two-thirds of the voting power of the outstanding voting shares of the corporation.~~

DELIVERY OF FUTURE ANNUAL MEETING MATERIALS

Medtronic offers shareholders the choice to receive future annual reports and proxy materials electronically over the internet instead of receiving paper copies through the mail. This will allow us to conserve natural resources and save Medtronic printing and mailing costs. Whether you hold shares registered directly in your name, through a Medtronic stock plan, or through a broker or bank, you can enroll for future delivery of proxy statements and annual reports by following these easy steps:

- Go to our website at **www.medtronic.com;**
- Click **on Investors;**
- In the **Shareholder Services** section, click on **Electronic Delivery of Proxy Materials;** and
- Follow the prompts to submit your electronic consent.

Generally, brokers and banks offering this choice require that shareholders vote through the internet in order to enroll. Street name shareholders whose broker or bank is not included in this website are encouraged to contact their broker or bank and ask about the availability of electronic delivery. As with all internet usage, the user must pay all access fees and telephone charges. You may view this year's proxy materials at **www.medtronic.com/annualmeeting.**

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